As filed with the Securities and Exchange Commission on October 16, 2020.

Registration No. 333-249349

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO.1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mavenir Private Holdings II Ltd.

to be reorganized as described herein to a public limited company named

Mavenir plc

(Exact name of registrant as specified in its charter)

England and Wales	363	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1700 International Pkwy, Suite 200

Richardson, Texas 75081

(469) 916-4393

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Pardeep Kohli

President and Chief Executive Officer

Mavenir Private Holdings II Ltd.

1700 International Pkwy, Suite 200

Richardson, Texas 75081

(469) 916-4393

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Samir A. Gandhi, Esq. Robert A. Ryan, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5900 Facsimile: (212) 839-5599	Charles Gilbert, Esq. Executive Vice President, Chief Legal Officer and Secretary Mavenir Private Holdings II Ltd. 1700 International Pkwy, Suite 200 Richardson, Texas 75081 Telephone: (469) 916-4393	Gregg A. Noel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 Telephone: (650) 470-4500 Facsimile: (650) 470-4570

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)
Class A ordinary shares, par value $0.001 per share	$100,000,000	$10,910

(1)	Includes additional Class A ordinary shares that the underwriters have an option to purchase. See “Underwriting (Conflicts of Interest).”
(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

Mavenir Private Holdings II Ltd., the registrant whose name appears on the cover of this registration statement, is a private company incorporated under the laws of England and Wales. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Upon the closing of this offering, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its existing equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to the value of those equity interests. This reorganization is referred to throughout the prospectus included in this registration statement as the “Corporate Reorganization.” As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd. will become the initial holder of Class B ordinary shares of Mavenir plc, having the rights related to Class B ordinary shares as set forth in the prospectus included in this registration statement. Except as disclosed in the prospectus included in this registration statement, the consolidated historical financial statements and summary and selected historical consolidated financial data and other historical financial information included in this registration statement are those of Mavenir Private Holdings II Ltd. and its subsidiaries and do not give effect to the Corporate Reorganization. We are only offering the Class A ordinary shares of Mavenir plc through the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2020

PRELIMINARY PROSPECTUS

Class A Ordinary Shares

Mavenir plc

Class A Ordinary Shares

This is our initial public offering. We are offering            Class A ordinary shares. No public market currently exists for our Class A ordinary shares.

We have applied to list our Class A ordinary shares on the Nasdaq Global Market (the “Nasdaq”) under the symbol “MVNR.”

We anticipate that the initial public offering price will be between $             and             per Class A ordinary share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and under applicable Securities and Exchange Commission (“SEC”) rules and have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Following the completion of this offering, we will have two classes of authorized ordinary shares. Each of the Class A and Class B ordinary shares have equivalent rights to distributions from the Company. However, the holders of our Class A ordinary shares offered hereby will be entitled to one vote per Class A ordinary share, and the holders of our Class B ordinary shares will be entitled to ten votes per Class B ordinary share. As further described in this prospectus, immediately following this offering an affiliated entity of Siris Capital Group, LLC will hold all of our issued and outstanding Class B ordinary shares and will have the right pursuant to our Articles of Association to convert its Class B ordinary shares into Class A ordinary shares on a one-for-one basis, subject to certain customary adjustments.

After giving effect to this offering, an affiliated entity of Siris Capital Group, LLC will continue to be our controlling shareholder and own approximately            Class B ordinary shares, representing     % of the combined voting power of our outstanding ordinary shares after this offering (approximately     % of the combined voting power of our outstanding ordinary shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares). As a result of this ownership, so long as our controlling shareholder owns a majority of the combined voting power of our outstanding ordinary shares, it will be able to control any action requiring the general approval of our shareholders, including the election and removal of directors, amendments to our Articles of Association and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq. See “Management—Controlled Company.”

Investing in our Class A ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting (Conflicts of Interest)” for a detailed description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than             Class A ordinary shares, the underwriters have the option to purchase up to an additional            Class A ordinary shares from us, as described in “Underwriting (Conflicts of Interest).”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A ordinary shares on or about                    , 2020.

Book-Running Managers

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan	BofA Securities

Barclays	Guggenheim Securities	Macquarie Capital

Prospectus dated                     , 2020

MAVENIR

GLOBAL SCALE

250+ / ~4B
Global Wireless Service Provider ("WSP") Customers / Subscribers

Approx. **120**
Countries

17 of Top **20**
Global Tier 1 WSPs
(100% of US Tier1)

DISRUPTOR DNA

640+
Patents & Applications

>10
World's Firsts

60%
Personnel Engaged in R&D (as of Sep. 2020) [2]

STRONG REVENUE PROFILE [3]

$462M
LTM Revenue

17%
1H 2020 YoY Revenue Growth

Corporate Headquarters: Richardson, Texas USA

Full-Time Employees: 4,100+ personnel [4]

MAVENIR UNIQUE COMBINATION OF SCALE, LEADING TECHNOLOGY AND STRONG REVENUE PROFILE(1) GLOBAL SCALE DISRUPTOR DNA STRONG REVENUE PROFILE (3) 250+ / ~4B 640+ Global Wireless Service Provider Patents & (“WSP”) Customers / Subscribers Applications $462M LTM Revenue Approx. 120 >10 Countries World’s Firsts 17% 1H 2020 YoY 17of Top 20 60% Revenue Growth Global Tier 1 WSPs Personnel Engaged in R&D (100% of US Tier1) (as of Sep. 2020) (2) Corporate Headquarters: Full-Time Employees: Richardson, Texas USA 4,100+ personnel (4) 1) Financial data as of July 31, 2020. LTM Revenue data is for the last 12-months ended July 31, 2020. All other data as of September 30, 2020. 2) Includes personnel involved with paid development projects. 3) See “Selected Historical Consolidated Financial Data” for additional information. 4) Includes contractors on a full-time equivalent basis.

IMAGINE A SINGLE AUTOMATED NETWORK FOR 2G, 3G, 4G AND 5G

MAVENIR

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise indicates, any reference to “Mavenir,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Corporate Reorganization (as defined herein), to Mavenir Private Holdings II Ltd., together with its consolidated subsidiaries, and after the Corporate Reorganization, to Mavenir plc, the issuer of the Class A ordinary shares offered hereby, together with its consolidated subsidiaries. We have included a glossary of terms at the end of this prospectus.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we nor any of the underwriters has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the Class A ordinary shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of their respective dates or the date or dates specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or the offer and sale of the Class A ordinary shares in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A ordinary shares and the distribution of this prospectus outside the United States.

Unless otherwise indicated, all references in this prospectus to the number and percentages of Class A ordinary shares outstanding following the completion of this offering:

•	reflects the initial public offering price of $ per Class A ordinary share, which is the midpoint of the estimated price range set forth on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to an additional Class A ordinary shares from us; and

•	gives effect to the completion of the Corporate Reorganization described below under “Financial Statements and Basis of Presentation—Predecessor Entity and Corporate Reorganization.”

i

FINANCIAL STATEMENTS AND BASIS OF PRESENTATION

Historical Financial Statements

This prospectus includes Mavenir’s audited consolidated financial statements for the fiscal years ended January 31, 2020 (“fiscal 2019”) and January 31, 2019 (“fiscal 2018”) and the unaudited interim condensed consolidated financial statements for the three months and six months ended July 31, 2020 and 2019. Mavenir’s historical financial information presented in this prospectus has been derived from such financial statements.

Fiscal Period

We operate on a fiscal year ending January 31 of each year.

Our functional currency is the United States dollar (“USD”) and our consolidated financial statements are presented in United States dollars. The functional currency is the currency of the primary economic environment in which an entity’s operations are conducted. We translate the financial statements of certain of our non-U.S. subsidiaries into the functional currency using exchange rates in effect on the balance sheet date for assets and liabilities and average exchange rates for the period for statement of operations accounts, with the difference recognized in accumulated other comprehensive income.

The following exchange rates were used to translate our consolidated financial statements and other financial and operational data shown in constant currency:

	January 31, 2020	January 31, 2019	July 31, 2020	July 31, 2019
Indian rupees (INR)	$0.013986	$0.014075	$0.013346	$0.014473
Israeli shekels (NIS)	$0.28998	$0.27538	$0.29402	$0.28417
British pounds (GBP)	$1.3206	$1.3099	$1.3087	$1.2125

	Average for the Fiscal Year Ended		Average for the Three Months Ended		Average for the Six Months Ended
	January 31, 2020	January 31, 2019	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Indian rupees (INR)	$0.014187	$0.014527	$0.013246	$0.014418	$0.013372	$0.014343
Israeli shekels (NIS)	$0.282120	$0.276613	$0.288230	$0.279414	$0.285703	$0.278061
British pounds (GBP)	$1.278595	$1.327649	$1.248744	$1.267884	$1.253996	$1.287143

Predecessor Entity and Corporate Reorganization

Except as disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other financial information included in this prospectus are those of Mavenir Private Holdings II Ltd., together with its consolidated subsidiaries, and do not give effect to the Corporate Reorganization. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Upon the closing of this offering, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to the value of those equity interests. We do not expect the reorganization to have a material effect on our consolidated financial statements, except with respect to share count, earnings per share and other per share metrics. This reorganization is referred to throughout the prospectus as the “Corporate Reorganization.”

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our Class A ordinary shares. You should read this entire prospectus carefully, including the matters discussed in the sections entitled “Risk Factors” beginning on page 17, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 66, and the consolidated financial statements and notes thereto and other financial information included in this prospectus before making an investment decision. In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate. In this prospectus, unless the context otherwise indicates, any reference to “Mavenir,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Corporate Reorganization discussed herein, to Mavenir Private Holdings II Ltd. and its consolidated subsidiaries, and after the Corporate Reorganization, to Mavenir plc, the issuer of the Class A ordinary shares being offered hereby, together with its consolidated subsidiaries.

Overview

We provide software to drive the digital transformation of mobile networks. Our suite of cloud-native software applications delivers the critical network functionality that allows Wireless Service Providers to meet the needs of their enterprise and consumer customers. These software solutions are deeply embedded in the Wireless Service Provider networks to securely deliver and operate complex, mission-critical mobile services such as voice, messaging, video and connectivity that helps them to unlock new revenue opportunities. We are at the forefront of disruption in the mobile network infrastructure industry enabling networks to become more agile, flexible and scalable while reducing total cost of ownership (“TCO”). We believe that we are the only U.S. headquartered company with end-to-end, cloud-native, 5G capabilities.

There is a significant increase in demand for digital transformation to reduce cost while delivering additional value to consumers and enable new complex industrial use cases including private networks for enterprises and industries. This follows the trend set by a growing percentage of enterprises that have successfully adopted the cloud for digital transformation, which has led to the genesis of a new breed of enterprise software market leaders. Mavenir’s leadership position with our mobile communications software stack is well placed to capitalize on this digital transformation in the Wireless Service Provider market.

With the advent of 5G, we believe that mobile networks that already support multi-billion mobile subscriptions today need to be efficient and effective enough to address tens of billions of connected devices in the 5G/Internet of Things (“IoT”) era, and the consequent rise in new use cases and applications. In addition, the current global pandemic caused by Covid-19 has increased mobile network traffic and usage of all forms of communication services as more employees are working from home or in remote locations. According to International Data Corporation, with data usage already predicted to grow at high levels, the COVID-19 pandemic merely added fuel to the fire. Many operators reported that they saw double-digit growth in mobile data traffic during the height of the pandemic. 5G is capable of supporting these immense leaps in data traffic. Combine that with the ability to enable near-real-time network responsiveness, the advantages of migrating many uses and functions to a 5G network become readily apparent.

Our customer base consists of over 250 Wireless Service Providers, who serve close to 4 billion subscribers across approximately 120 countries. This base includes 17 of the 20 largest Wireless Service Providers, including each of the three largest Wireless Service Providers in the U.S. As of September 30, 2020, 50% of our customers have been customers of Mavenir for 12 or more years.

Our software solutions enable Wireless Service Providers to operate their networks in a more flexible and cost-effective way by leveraging open interfaces and running on commercial off-the-shelf (“COTS”) hardware with a layer that virtualizes hardware resources (referred to as Network Functions Virtualization “NFV”). As part of the digital transformation of these networks, our cloud-native software adopts the web-scale approach to enable network agility and deliver software automation that allows individual services to be independently developed, operated and upgraded with continuous development capabilities without impacting other network functions. This web-scale approach allows highly flexible deployment of our solutions on any cloud—private, public or hybrid clouds. It also eliminates the need for more expensive proprietary configurations or dedicated and proprietary hardware, allowing COTS hardware computing resources to be pooled across various network functions. As a result, our customers can more quickly deploy and scale services in a cost-efficient manner.

Mavenir provides the complete mobile communications software stack that runs on any cloud infrastructure and connects devices and people to the Internet and Apps.

Mavenir’s web-scale platform is the common base for our suite of software applications. It is a microservices based software platform based on open source components leveraging cloud-native principles. Leveraging Mavenir’s deep experience of developing carrier grade network functions for both virtualized and non-virtualized environments, we have developed additional features on top of the open source components to enable successful digital transformation of a Wireless Service Provider network—this allows us to leverage the power of open architectures while still creating substantial competitive differentiation.

The figure below shows our mobile communications software stack, which includes:

•

Software for Mobile Core.    A suite of software applications that enable Wireless Service Providers to deliver and manage mobile network services that a typical mobile subscriber uses every day, such as voice, video, and rich multimedia messaging, along with Internet connectivity and access to data applications.

•

Software for Mobile Access & Edge.     A suite of software applications, such as OpenRAN (“Open Interfaces and Interoperable”) based virtualized Radio Access Network (“vRAN”) that enables ubiquitous wireless connectivity, mobility and edge services and allows all mobile devices (everything from cell phones to connected cars) to connect to a network to access its services. Mavenir has deployed its OpenRAN products with many Tier-1 customers such as Vodafone, Telefonica, Turkcell for 4G and 5G networks and has recently announced an agreement with Dish Network to use OpenRAN technology in their forthcoming 5G network—the first massive scale OpenRAN deployment in the United States. This suite of software applications also includes solutions for edge deployments and private networks.

•

Software for Mobile Services.    Software services built on top of the Mobile Core and Access & Edge suite of applications such as Monetization, Artificial Intelligence (“AI”) driven Analytics, Digital Engagement, mobile-native Unified Communications and Collaboration (“UCC”) that unlock new revenue opportunities by providing additional services to consumers and enterprise users and enhance mobile network security performance.

The key benefits of our solutions include:

•

Ability to Transform Networks with Software rather than Hardware.     Our cloud-native software solutions enable unprecedented agility and flexibility in mobile network deployment and management. The automation capabilities in our web-scale delivery approach provides Wireless Service Providers with the software tools and capabilities for cost and scale efficiencies.

•

Faster Time to Market and Agility with Common End-to-End Platform.    Our web-scale platform that is the common software stack for all Mavenir products allows us to be agile and fast in the delivery of new features or products and the adoption of new technologies.

•

Network Interoperability Creating Seamless Path to 5G.    Our solutions are interoperable across network generations, thereby enabling Wireless Service Providers to leverage their existing investments in 3G and 4G networks while offering a seamless, cost-effective path to 5G.

•

Increase Revenue Generation.    Our web-scale model accelerates time-to-revenue for services that enhance the subscriber experience and improve customer acquisition and retention initiatives of our customers, using Analytics/AI, Enhanced Security and Digital Enablement capabilities. Our solutions also enable our Wireless Service Provider customers to create new revenue streams from an adjacent market with mobile-native UCC and Private Networks for Enterprises.

•

Lower Total Cost of Ownership.    Our open-architecture, web-scale software approach makes high cost legacy infrastructure based on proprietary technologies obsolete. This allows Wireless Service Providers the freedom to build their mobile network infrastructure using COTS hardware, thereby helping them benefit from volume and cost efficiencies. Capital expenditures can be further reduced by pooling computing resources across network functions, in true datacenter fashion. In addition, the flexibility of our solutions reduces operating expenses by allowing Wireless Service Providers to more efficiently deploy, scale and maintain services. In a report by Senza Fili that we sponsored, a deployment of cloud RAN over five years was found to potentially reduce capital expenditures and operating expenses by up to 48%.

Our revenues for fiscal 2019 were $427.4 million, representing growth of 8.7% over fiscal 2018. Revenues from our products increased by 14.9% for fiscal 2019 to $330.9 million from $287.9 million in fiscal 2018. We had net losses of $81.0 million in fiscal 2019 and $97.2 million in fiscal 2018. Our Adjusted EBITDA was $105.1 million and $97.4 million in fiscal 2019 and fiscal 2018, respectively. Adjusted EBITDA is a non-GAAP financial measure and for a discussion of this measure and a reconciliation of GAAP net income (loss) to Adjusted EBITDA, please refer to “—Non-GAAP Financial Measures” included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Industry Background

The mobile network infrastructure industry is undergoing a massive transition to a web-scale model. The previously siloed approaches of the telecom and IT worlds are converging to define the future of network platforms with 5G—driven by increased horizontalization, software centricity, virtualization, automation and cloud. 5G network technology is a significant driver of the growth in the mobile network infrastructure industry. Our Served Addressable Market (“SAM”) in 2020 is estimated to be $4 billion growing to approximately $12 billion in 2024, equating to more than 28% CAGR. We define our SAM as the below:

•

The OpenRAN has a market size of approximately $0.2 billion in 2020 and growing to over $3 billion in 2024. OpenRAN is disrupting a large RAN market that is forecasted at $201 billion from 2019 – 2024 according to Dell’Oro.

•	The virtualized packet core market is sized at $2.2 billion in 2020 and $4.2 billion in 2024 according to Dell’Oro.

•	The virtualized voice market is sized at $0.6 billion in 2020 and $1.5 billion in 2024 according to Dell’Oro.

•	The virtualized IMS market is sized at $1.4 billion in 2020 and $3.0 billion in 2024 according to Dell’Oro.

We believe Wireless Service Providers are facing several significant challenges today, including:

•

Strains on Existing Network Resources.    Wireless Service Providers are confronted with increasing data and bandwidth demands from their subscribers and new use cases such as the IoT. This trend is pressuring Wireless Service Provider margins as they need to continue investing in their networks to optimize scarce spectrum resources to address increasing capacity demands. As a result, cost-efficient deployment and operation of network infrastructure are critical.

•

Commoditization of Wireless Service Provider Services.    With the commoditization of consumer voice and messaging services, Wireless Service Providers must differentiate with new, enhanced services to drive revenue growth. Wireless Service Providers need the flexibility to innovate, accelerate time-to-market and quickly scale new services. Also, Wireless Service Providers are turning to the Enterprise market to find new revenue sources, such as with Private Networks.

•

Challenges for Deployment of 5G Networks.    We believe that meeting 5G performance requirements with traditional, proprietary hardware-driven mobile network infrastructure is cost-prohibitive. Wireless Service Providers need cloud-native software that runs on any public, private of hybrid cloud platform. Also, a web-scale approach is needed to lower operational cost with continuous development and software automation, as well as provide network agility for new consumption models and deployment flexibility.

With increasing complexity, Wireless Service Providers require higher levels of automation in the deployment and lifecycle management of network platforms. Software driven, cloud-native, virtualized solutions allow for automation technologies and processes to be effectively implemented to simplify deployment, integration, management and upgrades of the network.

Historically, Wireless Service Providers have primarily relied on traditional, proprietary infrastructure from a small number of large mobile network equipment vendors. These vendors are encumbered by a large installed base of proprietary hardware-centric solutions and traditional business models. They continue to offer rigid solutions that result in costly deployments and inefficient uses of network resources. In addition to these large vendors, there are several point-solution providers, but they lack the breadth of product offerings to be able to support a web-scale approach across the network stack for complex and large deployments. We believe that we provide the best of both worlds compared to our competition with our suite of applications that use NFV to run network application software on any hardware using open interfaces and our cloud-native software that use a web-scale approach to operate and automate the digital transformation of Wireless Service Providers.

With NFV, Wireless Service Providers gain the ability to run network application software on any hardware due to the virtual layer that NFV provides between software and hardware. The introduction of NFV has allowed for software-centric players to effectively compete. The gap between the quickly evolving needs of Wireless Service Providers and the offerings from traditional mobile network equipment vendors and point-solution providers has given rise to a fundamental change in the industry landscape. We are well positioned to continue to lead that change.

Our Solutions

Mavenir provides the complete mobile communications software stack that runs on any cloud infrastructure and connects devices and people to the Internet and Apps. Our Software for Mobile Core enable Wireless Service Providers to operate mission-critical mobile network services that a typical mobile subscriber or enterprise user employs every day. We offer Software for Mobile Access & Edge that enables ubiquitous wireless connectivity, mobility and edge services and allow mobile devices and subscribers to connect to a network to access its services. We enhance our suite of applications for Mobile Core and Mobile Access & Edge with our Software for Mobile Services which enables Wireless Service Providers to improve mobile network security and operations, as well as unlock new revenue opportunities.

Software for Mobile Core:    We provide a full suite of software applications that enable Wireless Service Providers to deliver and manage mobile network services to their subscribers:

•	Voice & Video: Solutions including Voice and Video over LTE (“VoLTE/ViLTE”), Voice and Video over Wi-Fi (“VoWiFi/ViWiFi”), Voice and Video over NR (“5G”) and voicemail.

•	Multimedia Messaging: Solutions, including Rich Communication Services (“RCS”), for next-generation messaging and video.

•

IMS and Connectivity Control:    Solutions fundamental to all communications services by providing call control for mission-critical services such as voice, video, rich messaging and thereby enabling our Software for Mobile Core and Software for Mobile Services.

•	Packet Core: Solutions that enable the cost-effective transfer of data packets across mobile networks.

Software for Mobile Access & Edge:    We provide a suite of software applications, such as OpenRAN vRAN that enable ubiquitous wireless connectivity, mobility and edge services and allow mobile devices and subscribers to connect to a network to access its services.

•	OpenRAN vRAN: Solutions that allows mobile subscribers to connect to a network to access services.

•

Multi-access Edge Computing (“MEC”):    Solutions that allow for connectivity and data processing to occur at the edge of Wireless Service Provider networks to more closely locate processing tasks to subscribers, thereby reducing latency and cost.

•	Private Networks: A solution that offers a secure wireless network to enterprise customers, built on top of OpenRAN vRAN, MEC and Software for Mobile Core.

Software for Mobile Services.    We provide a broad selection of additional functionality that our customers can purchase in order to further enhance and extend the capabilities of their network. These modules apply to both the Mobile Core and the Mobile Access & Edge portions of the networks. Our current offering of Software for Mobile Services includes Monetization, mobile-native UCC, Digital Engagement, AI-driven Analytics, Multi-Id and Enhanced Security that unlock new revenue opportunities by providing additional services to consumers and enterprise users and enhance mobile network security performance.

•

Monetization:    A solution that provides enterprises an omni-channel marketing platform leveraging RCS Business Messaging (“RBM”) or other OTT channels to increase brand awareness and drive customer engagement directly and contextually using templated chatbots and conversational AI throughout an entire customer journey.

•

Unified Communications and Collaboration:    A solution that enables businesses to communicate with other businesses and engage customers, using Unified Communications (voice, video, messaging) and Collaboration (meetings, screen-sharing) applications that provide a seamless experience across an integrated desktop environment and a mobile native experience on mobile phones.

•

Digital Engagement:    A cloud-native solution providing our customers an omni-channel platform to digitalize the onboarding, engagement and service management experience for our solutions. The Mavenir Digital Engagement solution suite provides open digital architecture-based modular commercialization products with well-defined API driven service interaction.

•

Analytics:    Our Analytics solution integrates latest AI and Machine Learning (“ML”) technologies on top of a scalable data collection, visualization and analysis platform to provide new insights to our customer on existing services as well as capability to identify changes in network required for new commercial use cases. The solution provides closed loop automation capability for optimization of the network and services driven by AI. The solution adds a new dimension to our advanced capabilities portfolio by providing data that is valuable in maximizing existing revenue streams and building new services.

•	Multi-ID: A solution that allows users to send and receive voice, video and messages using multiple numbers on one or more devices across a single account.

•

Enhanced Security:    A solution that enables operators to understand, monitor, enforce and maintain network security across all solution verticals, based on a network security and fraud management suite that is continuously updated to protect the network in real-time, and with predictive analytics and ML.

Competitive Strengths

We believe that we have several competitive advantages that differentiate us from traditional mobile network equipment and point-solution vendors. Our competitive strengths include:

•

Cloud-Native Software and Web-Scale Approach Increasing Flexibility and Lowering TCO.    Our end-to-end, cloud-native software solutions and web-scale approach offer mobile network services to our customers across the network stack in a highly modular manner. This provides the network agility our customers need to quickly and efficiently deploy, operate and scale new services while reducing overall network costs.

•

Strong Competitive Position in the NFV Market.    We are competitive in the NFV market and support a large fully virtualized and open network. NFV is a key component of enabling the web-scale model that significantly increases flexibility while reducing TCO. We have a first-mover advantage in providing virtualized end-to-end solutions in this space. In fact, we are the world’s leading provider of NFV wireless voice and video and NFV wireless IMS according to Dell’Oro, and we believe that we are also the world’s leading provider in global messaging.

•

End-to-End Portfolio for Existing and Future Mobile Broadband Technologies.    We provide a full suite of software products covering Wireless Service Providers mobile network needs, including Software for Mobile Core, Software for Mobile Access & Edge and Software for Mobile Services. Our customers benefit from an ability to purchase fully integrated solutions and our expertise across all areas of a Wireless Service Provider’s network operations. This lowers deployment and ongoing operating costs while allowing for better integration with other network infrastructure components and migration across mobile generations (e.g., from 3G to 4G to 5G).

•

Depth of Longstanding, Global Customer Relationships and Technical Integration with Networks.    Our installed base is comprised of over 250 Wireless Service Providers, including 17 of the 20 largest Wireless Service Providers across approximately 120 countries and six continents, including the “big three” U.S. Wireless Service Providers. We have a proven history of fostering long, deeply embedded relationships with our customers, with more than 50% of our customer base having been customers for 12 or more years. By cultivating these strong working relationships with leading Wireless Service Providers, our solutions are deeply integrated in our customer networks and have become mission-critical components of their long-term network strategy.

•

Culture of Innovation.    We pride ourselves on our focus on innovation, with approximately 60% of our personnel engaged in research and development activities, which includes personnel involved with paid development projects, and as of September 30, 2020, a portfolio of 579 U.S. and foreign issued patents and 70 pending applications. We have been recognized as innovators in the mobile network industry and have consistently been at the forefront of disrupting existing markets with several “industry first” accomplishments.

Our Growth Strategy

The key elements of our growth strategy are:

•

Expand Within Our Existing Customer Base.    We plan to continue pursuing opportunities within our global customer base. As our customers add more subscribers, they expand the capacity they contract from us. In addition, our customers tend to purchase more product offerings from us as they experience the benefits of our cloud-native software solutions and web-scale approach. We believe that as Wireless Service Providers transition to more advanced mobile broadband technologies (e.g., from 3G to 4G and 5G), the demand for our software solutions will grow.

•	Capitalize on Market Shifts. We plan to take advantage of the following market shifts:

•

5G Adoption.    With the advent of 5G, we believe that mobile networks that already support multi-billion mobile subscriptions today need to be efficient and effective enough to address tens of billions of connected devices in the 5G/IoT era, and the consequent rise in new use cases and applications. According to Ericsson Mobility Report (EMR), by 2025, 5G will account for an estimated 45% of total mobile data, and mobile data traffic is expected to increase 31% CAGR between 2019 to 2025. According to Cisco, the number of 5G connected devices is expected to increase from 11 billion in 2018 to 21 billion in 2023. In addition, the current global pandemic caused by Covid-19 has increased mobile network traffic and usage of all forms of communication services as more employees are working from home or in remote locations. Upcoming rebuilds of, and new investments in, network infrastructure will provide access to a new and growing market in which we are well positioned with our Software for Mobile Core and Software for Mobile Access & Edge product portfolios including Private Networks. The cumulative mobile core market from 2020 to 2024 is estimated to be $35 billion according to Dell’Oro.

•

NFV (including OpenRAN vRAN).    We believe that we have a large opportunity with the expected massive data growth. Spending on x86 server virtualization infrastructure has increased from under $1 billion in 2006 to an estimated $47 billion in 2020 according to Gartner, a 38% CAGR. According to GSMA Intelligence, wireless service providers are expected to invest around $1.1 trillion worldwide between 2020 and 2025 in mobile capex, roughly 80% of which will be in 5G networks. According to Dell’Oro, the cumulative OpenRAN market size from 2020 to 2024 is estimated to be $6.5 billion out of a cumulative estimated total RAN market size of nearly $170 billion for the same period. As a result, we expect the industry to continue to transition to our virtualized solutions, including OpenRAN vRAN, which provide Wireless Service Providers a more flexible and cost-efficient alternative to conventional network infrastructure.

•

Attract New Customers    Wireless Service Providers are combatting the commoditization of services and addressing exponentially growing data requirements by rapidly virtualizing their networks to increase flexibility and reduce TCO. This shift creates an opportunity for us to continue leveraging our first-mover advantage and expertise in designing web-scale mobile networks for our customers. Our differentiated approach helps us attract new customers, all of which we expect will help us attract new customers. Also, our ability to help Wireless Service Providers combat commoditization using our Software for Mobile Services suite to generate new revenue streams is equally attractive to prospective customers.

•

Expand our Reach into Targeted Adjacencies by Selling our Software Solutions via New Channels and Consumption Models.    We are planning to scale our go-to-market efforts through additional distribution channels, including system integrators and web-scale internet providers, such as AWS, GCP, Azure, etc. In addition, we are planning to introduce new consumption-based models, such as Software-as-a-Service and Platform-as-a-Service. This allows us to establish recurring revenue streams by leveraging existing solutions with minimal incremental development, while addressing the growing opportunity for Enterprise connectivity and digitalization.

Impact of COVID-19 on our Results of Operation

The COVID-19 pandemic has had, and continues to have, a significant impact on the world economy and the geographies in which we operate and sell our solutions. While the pandemic’s effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, COVID-19 had a minimal net impact on our revenues for the first and second quarters of 2020. The extent to which the COVID-19 pandemic impacts our business going forward will depend on numerous evolving factors we cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer, business, and government spending on technology as well as customers’ ability to pay for our products and services on an ongoing basis. This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Some of the effects of the pandemic on our operations have been as follows:

•

While we have not to date experienced a significant net impact on revenues or project milestone billings, we are experiencing some delays in product deployments in selected regions due to the need for on-site access and reduced availability of on-site personnel to receive hardware deliveries.

•	Our estimates relating to restructuring charges have been delayed due to the inability to sub-lease office space as a result of the pandemic.

•	We are also experiencing some increase in the time to close some new agreements as customer personnel are more distributed causing approval processes to be extended.

For a description of the some of the risks of the COVID-19 pandemic that may affect our business, please see “Risk Factors—Risks Relating to Economic Factors and the Global Economy—A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business” and “—Natural or man-made disasters and other similar events, including the COVID-19 pandemic, may significantly disrupt our business, and negatively impact our business, financial condition and results of operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19 on our Results of Operation.”

Summary Risks Associated with Our Business

An investment in our Class A ordinary shares involves numerous risks described in “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making a decision to invest in our Class A ordinary shares. Key risks include, but are not limited to, the following:

•

our dependence on a limited number of major customers for a substantial portion of our revenue and the loss of, or a significant shortfall in orders from, these key customers could significantly reduce our revenue;

•	that we have incurred net losses and may not be able to achieve or sustain profitability;

•	that we are party to significant litigation;

•	our new product offerings may not be widely adopted by our customers;

•	that we face significant competition, including from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

•	reduced disclosure requirements related to our status as an emerging growth company;

•	our status as a controlled company;

•	conflicts of interest between our controlling shareholder and other holders of our Class A ordinary shares; and

•	the other factors discussed under “Risk Factors” beginning on page 17.

Our History

One of our subsidiaries, Mavenir Systems, Inc., conducted an initial public offering in 2013 and was separately registered under the Securities and Exchange Act of 1934 (the “Exchange Act”) until the time of its acquisition by Mitel Networks Corporation and integration into Mitel Mobility, Inc. (“Mitel Mobile”) in 2015. Mitel Mobile was subsequently acquired by Xura, Inc. (“Xura”) (now known as Mavenir, Inc.), also a registrant under the Exchange Act at the time, the predecessor to our current business, as part of a series of acquisitions and other strategic transactions in 2016 and 2017. As detailed in “Management” in this prospectus, several of our officers and directors served in prior roles with Mavenir Systems, Inc. and/or one or more of the entities involved in these acquisitions and strategic transactions.

The Sponsor

Siris Capital is a leading private equity firm that invests primarily in technology companies with mission-critical products and services. Siris Capital’s development of proprietary research to identify opportunities and its extensive collaboration with its Executive Partners are integral to its approach. Siris Capital’s Executive Partners are experienced senior operating executives that actively participate in key aspects of the transaction lifecycle to help identify opportunities and drive strategic and operational value. Siris Capital is based in New York and Silicon Valley and has raised nearly $6 billion in cumulative capital commitments.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to: (1) presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus; (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; (3) having reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements; being exempt from the requirements to hold a non-binding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved; and (4) not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company” and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our Class A ordinary shares, and the price of our Class A ordinary shares may be more volatile. As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” until the earliest to occur of:

•	the last day of the year following the fifth anniversary of this offering;

•	the last day of the first year in which our annual gross revenues exceed an amount specified by regulation (currently $1.07 billion);

•

the day we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the last business day of the second quarter of such year; and

•	the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

Our Organizational Structure

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Upon the closing of this offering, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its existing equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to the value of those equity interests. We refer to this reorganization throughout this prospectus as the “Corporate Reorganization.” As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd., which is an affiliate of our sponsor, Siris Capital, will become the initial holder of Class B ordinary shares of Mavenir plc having the rights related to Class B ordinary shares as set forth in this prospectus. Except as disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other historical financial information included in this prospectus are those of Mavenir Private Holdings II Ltd. and its subsidiaries and do not give effect to the Corporate Reorganization. We do not expect the Corporate Reorganization to have a material effect on our consolidated financial statements, except with respect to share count, earnings per share and other per share metrics.

The purpose of the Corporate Reorganization is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering Class A ordinary shares in this offering—is a public limited company rather than a private company. For further information regarding the Corporate Reorganization, see “Corporate Reorganization.” References in this prospectus to our capitalization and other matters pertaining to our equity prior to the Corporate Reorganization relate to the capitalization and equity of Mavenir Private Holdings II Ltd., and after the Corporate Reorganization, to the capitalization and equity of Mavenir plc.

The following chart summarizes our organizational structure and equity ownership (assuming no exercise of the underwriters’ option to purchase an additional            Class A ordinary shares) following the Corporate Reorganization and the consummation of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds.” This chart is provided for illustrative purposes only and does not show all of our legal entities or all obligations of such entities. See “—The Offering” for more information regarding our Class A ordinary shares offered hereby.

Corporate Information

Mavenir Private Holdings II Ltd. was incorporated as a private company under the laws of England and Wales on May 3, 2016. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. See “—Corporate Reorganization,” “—Our Organizational Structure” and “Corporate Reorganization,” elsewhere in this prospectus.

Our principal executive offices are located at 1700 International Pkwy, Suite 200, Richardson, Texas 75081, and our telephone number is (469) 916-4393. Our Internet website address is www.mavenir.com, and the information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

The Offering

Class A Ordinary Shares Offered By Us

Class A ordinary shares (             Class A ordinary shares if the underwriters exercise in full their option to purchase an additional             Class A ordinary shares from us).

Underwriters’ Option to Purchase Additional Class A Ordinary Shares

We have granted the underwriters a 30-day option to purchase up to            Class A additional ordinary shares at the initial public offering price less the underwriting discount.

Offering Price

$        per share of Class A ordinary shares, which is the mid-point of the estimated price range set forth on the cover page of this prospectus.

Class A Ordinary Shares to be Outstanding After this Offering

Class A ordinary shares (             Class A ordinary shares if the underwriters exercise in full their option to purchase an additional             Class A ordinary shares) or             Class A ordinary shares if each outstanding Class B ordinary share was converted into one Class A ordinary share (as permitted by our Articles of Association).

Class B Ordinary Shares to be Outstanding After this Offering

Class B ordinary shares.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $            million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $            per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus). If the underwriters exercise in full their option to purchase an additional Class A ordinary shares from us, we estimate the net proceeds to us will be approximately $            million.

We intend to use the net proceeds from this offering to pay $            million to Mavenir Private Holding I Ltd., an affiliated entity of Siris Capital and our controlling shareholder, to satisfy in full a note incurred by us immediately prior to this offering, to repay $                million of certain outstanding indebtedness and for general corporate purposes. For additional information, see “Use of Proceeds.” An amount equal to £12,500 will be used to fund the redemption of a redeemable share in our share capital which will have been subscribed for and held by an affiliate of Siris Capital to provide us with the minimum share capital required by the U.K. Companies Act of 2006.

Conflicts of Interest

Affiliates of certain of the underwriters are lenders under the 2018 Term Loans and, accordingly, will each receive 5% or more of the net proceeds of this offering in connection with our repayment of the 2018 Term Loans. See “Use of Proceeds.” Therefore, this offering is being made in compliance with the requirements of FINRA Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement.                     has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act. Pursuant to FINRA Rule 5121, any underwriter with a conflict of interest will not confirm sales of the Class A ordinary shares to any account over which it exercises discretionary authority without the prior written approval of the customer.                     will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Listing

We have applied to list our Class A ordinary shares on the Nasdaq under the symbol “MVNR.”

Voting and Related Rights

Each of the Class A and Class B ordinary shares have equivalent rights to distributions from the Company. However, upon the consummation of this offering, the holders of our Class A ordinary shares will be entitled to one vote per Class A ordinary share, and the holders of our Class B ordinary shares will be entitled to ten votes per Class B ordinary share. Pursuant to our Articles of Association, each holder of our Class B ordinary shares shall have the right to convert its Class B ordinary shares into Class A ordinary shares on a one-for-one basis, subject to certain customary adjustments.

Upon consummation of this offering, our board of directors will consist of 10 directors. Pursuant to the Articles of Association, affiliates of Siris Capital will be entitled upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our board of directors for election so long as affiliates of Siris Capital own a requisite percentage of the combined voting power of our outstanding ordinary shares. Following the consummation of this offering, affiliates of Siris Capital will be entitled to designate individuals for nomination for election to our board of directors as follows:

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, at least 50% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate six directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 50% but at least 25% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate three directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 25% but at least 5% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate one director for nomination; and

•

in the event affiliates of Siris Capital beneficially own, directly or indirectly, less than 5% of the combined voting power of our outstanding ordinary shares, it will no longer be entitled to designate any directors for nomination.

In addition, under our Articles of Association, affiliates of Siris Capital may designate directors for committees of our board of directors (subject to any applicable Nasdaq independence or other requirements). Affiliates of Siris Capital have the right to remove any designee and the exclusive right to fill any vacancy created by such removal or resignation of the designee, with such replacement to stand for election at the next annual general meeting.

Pursuant to our Articles of Association, neither Siris Capital nor any of its affiliates is required to present corporate opportunities to us.

Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters requiring approval by our ordinary shareholders unless otherwise required by law.

Upon the consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares, holders of our Class A ordinary shares will hold approximately    % of the combined voting power of our outstanding ordinary shares and holders of our Class B ordinary shares will hold approximately    % of the combined voting power of our outstanding ordinary shares.

If the underwriters exercise in full their option to purchase an additional                 Class A ordinary shares, holders of our Class A ordinary shares will hold approximately    % of the combined voting power of our outstanding ordinary shares and holders of our Class B ordinary shares will hold approximately    % of the combined voting power of our outstanding ordinary shares.

For a description of the rights of the holders of our Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital—Class A Ordinary Shares” and “Description of Share Capital—Class B Ordinary Shares.”

Dividend Policy

We currently intend to retain all of our earnings to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, liquidity, contractual restrictions, general business conditions and such other factors as our board of directors deems relevant. In addition, our existing indebtedness restricts our ability to pay dividends. For additional information, see “Dividend Policy.”

Controlled Company

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq. We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the listing rules of the Nasdaq. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. See “Management—Controlled Company.”

Ordinary Shares Outstanding

The number of ordinary shares to be outstanding after this offering excludes            ordinary shares that will be available for future issuance under our equity incentive plan, which will become effective immediately prior to this offering.

Summary Historical Financial and Operating Data

The following table sets forth Mavenir Private Holdings II Ltd.’s summary historical financial and operating data as of the dates and for the periods indicated. The historical financial and operating data as of January 31, 2020 and 2019 and for each of fiscal 2019 and 2018 have been derived from our predecessor Mavenir Private Holdings II Ltd.’s audited consolidated financial statements included elsewhere in this prospectus. The historical financial and operating data as of July 31, 2020, and for the three months and six months ended July 31, 2020 and 2019 have been derived from our predecessor Mavenir Private Holdings II Ltd.’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. See “Financial Statements and Basis of Presentation” and “Corporate Reorganization.”

The summary historical financial information is not necessarily indicative of the results that may be expected in any future financial reporting period, and our results of operations for any interim financial reporting period are not necessarily indicative of the results to be expected for the full year. The following summary historical financial and operating data should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. Except as described below, the following summary does not give effect to the Corporate Reorganization.

	Year Ended January 31,		Three Months Ended July 31,		Six Months Ended July 31,
	2020	2019	2020	2019	2020	2019
	(in thousands)		(in thousands) (unaudited)		(in thousands) (unaudited)
Consolidated Statement of Operations Data:
Product revenue	$330,880	$287,916	$106,990	$85,217	$188,896	$150,799
Post-contract revenue	96,564	105,193	22,955	24,339	45,976	49,888

Total revenue(1)	427,444	393,109	129,945	109,556	234,872	200,687

Cost of product revenue	156,095	129,674	47,006	42,223	86,421	76,000
Cost of post-contract revenue	29,199	31,920	9,257	7,128	17,820	14,509

Cost of revenue	185,294	161,594	56,263	49,351	104,241	90,509

Gross profit	242,150	231,515	73,682	60,205	130,631	110,178
Gross profit margin	57%	59%	57%	55%	56%	55%
Research and development expenses	89,353	90,681	22,046	21,641	43,319	45,908
Selling, general and administrative expenses	154,771	134,017	33,641	34,278	67,807	95,239
Restructuring expenses and other	8,557	28,911	2,102	1,037	2,162	5,603

Total operating expenses	437,975	415,203	114,052	106,307	217,529	237,259

Operating profit (loss)	(10,531)	(22,094)	15,893	3,249	17,343	(36,572)
Interest (income)	(388)	(205)	(380)	(53)	(907)	(189)
Interest expense	52,478	74,216	10,976	13,286	22,619	26,380
Foreign exchange loss (gain) and other, net	14,925	598	411	(9,818)	(4,523)	(8,186)

Profit (loss) before income tax expense	(77,546)	(96,703)	4,886	(166)	154	(54,577)
Income tax (benefit) expense	3,497	523	2,321	(1,009)	5,711	(336)

Net profit (loss)	$(81,043)	$(97,226)	$2,565	$843	$(5,557)	$(54,241)

Basic and diluted net profit (loss) per ordinary share(2)	$(19,623)	$(24,307)	$428	$211	$(930)	$(13,560)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	4.13	4.00	6.00	4.00	5.98	4.00

Pro forma net profit (loss) per ordinary share (unaudited)(3)

(1)

On February 1, 2018 the Company adopted ASC 606 (“Revenue from contracts with customers”) using the modified retrospective method of adoption with the cumulative impact of $10.8 million recognized in retained earnings (accumulated deficit) as of February 1, 2018.

(2)

Earnings per share is calculated based on Mavenir Private Holdings II Ltd. outstanding shares. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods we use to calculate basic and diluted net loss per ordinary share.

(3)

Pro forma net profit (loss) per ordinary share is calculated using the number of ordinary shares outstanding after giving effect to the Corporate Reorganization, assuming an initial public offering price of $        per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Upon the closing of this offering, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to the value of those equity interests.

RISK FACTORS

Any investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to invest in our Class A ordinary shares. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business. If any of those risks actually occurs, our business, cash flows, financial condition and results of operations would suffer. Consequently, the trading price of our Class A ordinary shares could decline and you could lose all or a portion of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to Our Business and Industry

We depend on a limited number of major customers for a substantial portion of our revenue in any financial reporting period, and the loss of, or a significant shortfall in orders from, these key customers could significantly reduce our revenue.

We derive a large portion of our total revenue in any financial reporting period from a limited number of customers. For example, our largest customer, T-Mobile USA, accounted for 30% and 36% of our revenue for fiscal 2019 and 2018, respectively, and our second largest customer, Rakuten, accounted for 17% of our revenue for fiscal 2019. T-Mobile USA accounted for 40% and 39% of our revenue for the three months ended July 31, 2020 and 2019, respectively, and 36% and 39% of our revenue for the six months ended July 31, 2020 and 2019, respectively. Our top 10 largest customers accounted for 71% and 69% of our revenue in fiscal 2019 and 2018, respectively. Our top 10 largest customers accounted for 75% and 75% of our revenue for the three months ended July 31, 2020 and 2019, respectively. Our top 10 largest customers accounted for 71% and 71% of our revenue for the six months ended July 31, 2020 and 2019, respectively. Typically, we do not have and we do not enter into multi-year purchase contracts or minimum commitments with our customers, nor do we have contractual arrangements to ensure future sales of our solutions to our existing customers, meaning our customers are generally able to terminate on relatively short notice any obligation they have to purchase our solutions.

We entered into a Master Agreement with T-Mobile USA for a 10-year term beginning in 2008. After the expiration of the initial term, the Master Agreement automatically renewed for an additional 10 years. The current term extends through March 23, 2028 and automatically renews for an additional 10-year term unless either party terminates the agreement. T-Mobile USA has the unilateral right to terminate the agreement on 30 days’ written notice.

In April 2020, T-Mobile and Sprint, the third- and fourth-largest US wireless carriers, respectively, completed their merger. We expect that as a result of the merger, we will acquire additional subscribers with T-Mobile’s addition of Sprint, increase the usage of our solutions from the combined company as Sprint’s subscribers are added to T-Mobile’s network and as a result increase our revenue, but there is no certainty that we will be able to acquire such additional subscribers or that the combined company will direct their additional subscribers to us. If we fail to attain the potential benefits of the merger that we expect or increase the usage of our solutions from the combined company, our ability to grow our business as expected may be adversely affected.

Our inability to generate anticipated revenue from our key existing or targeted customers, or a significant shortfall in sales to them, would significantly reduce our revenue and materially adversely affect our business. Our operating results in the foreseeable future will continue to depend on our ability to effect sales to existing major customers. For more information about our existing customer base, please see “Business—Customers.”

We have incurred net losses in the past and may not be able to achieve or sustain profitability.

We have incurred significant losses, including net losses of $81.0 million and $97.2 million for fiscal 2019 and 2018, respectively, and net losses of $5.6 million and $54.2 million for the six months ended July 31, 2020 and 2019, respectively. As a result of ongoing net losses, we had an accumulated deficit of $434.7 million as of July 31, 2020. We expect to continue to invest in our business, including by acquisitions if available, and to incur significant product research and development, sales and marketing, administrative and other expenses. As described in “Business—History,” certain of our predecessors were public companies with established operating histories. Notwithstanding this, our company in its current form has a limited operating history on which you can base your evaluation of our business and our ability to increase our revenue or maintain or improve our financial condition. We will need to generate significant additional revenue to achieve and maintain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. To the extent we are unable to become or remain profitable, the market price of our Class A ordinary shares may decline.

We are party to significant litigation.

We are currently involved in significant litigation. See “Business-Legal Proceedings.” There is a risk that there will be public announcements of the results of hearings, motions or other interim proceedings or developments occurring in the litigation matters to which we are a party. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A ordinary shares.

Such litigation includes the following matters: One of our subsidiaries, Mavenir, Inc. (formerly known as Xura, Inc.) is an indemnitor to its former parent company with respect to an action in the State of Israel involving claims to recover damages allegedly suffered by former employee stock option holders of such former parent company as a result of trading blackouts imposed in connection with previously-settled allegations regarding the illegal backdating of options. Such subsidiary together with certain of its then directors are also a party to a securities class action complaint alleging breaches of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 claiming that the final proxy statement regarding the acquisition of Mavenir, Inc. contained certain material omissions. Further, in Brazil, we are involved in various litigation matters that relate to tax claims on the transfers of inventory, municipal service taxes on rentals and gross revenues taxes.

Each of these proceedings and litigations remains ongoing, and in each instance we believe we have reserved appropriate amounts in our financial statements for any liabilities that we currently believe we will incur in connection with such matters, though we can make no assurance that those matters or any other litigation matter to which we are a party, either because of an ruling or judgment against us or another adverse development relating to the matter, including increasing our litigation reserves, will not result in a materially adverse impact on our business, financial condition, results of operations or prospects.

We face significant competition, including from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The competition in the mobile network infrastructure solutions market is significant and we expect it to continue to intensify from established competitors, innovative start-ups and new market entrants.

This competition could result in the loss of business, increased pricing pressure, reduced profit margins, increased sales and marketing expenses and our failure to increase, or the loss of, market share, any of which could materially adversely affect our business, results of operations, financial condition, cash flows and prospects.

In the mobile network infrastructure solutions market, we compete with much larger and diversified companies. Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	greater name recognition and longer operating histories;

•	larger sales and marketing budgets and resources;

•	broader geographic/global distribution and established relationships with customers;

•	greater access to larger customer bases;

•	greater customer support resources;

•	the ability to leverage their sales efforts across a broader portfolio of products;

•	the ability to leverage purchasing power with vendor subcomponents;

•	the ability to bundle offerings with other products and services that we may not offer;

•	the ability to set more aggressive pricing policies;

•	the ability to offer more favorable financing or payment terms than us;

•	the reluctance of Wireless Service Providers to replace, and the difficulty of replacing, their existing traditional solution providers;

•	lower labor and development costs;

•	greater resources to fund research and development or otherwise acquire new product offerings, business and companies; and

•	more expansive intellectual property portfolios.

Our ability to compete will depend upon our ability to provide better solutions than our competitors at prices that offer superior value to our customers. Our current or potential competitors might take advantage of the greater resources of the larger organization, which may allow them to compete more vigorously or broadly with us. Further, we may be required to make substantial additional investments in research, development, sales and marketing in order to respond to competition.

Conversely, smaller companies may be able to develop technologies more quickly and resolve issues more nimbly than we can, putting us at a competitive disadvantage to them in those respects.

The mobile network industry in which we operate continues to undergo significant changes as a result of deregulation and privatization worldwide, reduced restrictions on competition in the industry and rapid and evolving technologies (including deployment of 5G and vRAN-related technologies). As our industry evolves, we are also likely to encounter new competitors. Moreover, we face indirect competition from changing and evolving technology, and challenges from certain large customers seeking to develop infrastructure solutions internally or consolidating or entering into alliances with another customer or vendor which provides alternatives to our products and services. For example, the introduction of open access to web-based applications from wireless devices allows end users to utilize web-based services provided by FaceTime, Google, WhatsApp, Snapchat, Viber, Line or Skype, to access Internet Protocol (“IP”) network communications free of charge rather than use similar services provided by Wireless Service Providers. This may reduce demand and the price of our products and services.

We may face challenges based on the concentration of our customers and the number of subscribers they service.

The mobile communications services industry historically has been concentrated among a relatively small number of providers. For example, as of July 31, 2020, the 20 largest Wireless Service Providers, as measured by number of subscriber identity modules, accounted for approximately 55% of total mobile device connections globally. Because the 20 largest Wireless Service Providers, of which 17 are currently our customers, continue to constitute a significant portion of the market for mobile communications equipment, our success depends significantly on this concentrated market. Moreover, certain of our customers, because of their size, have substantial negotiating leverage in contractual arrangements and commercial terms, including pricing terms. Finally, because of the concentration in the market and the size of the Wireless Service Provider customers, any consolidation may have a disproportionate effect, and a consolidation that results in the loss of one of our existing Wireless Service Provider customers could have a material adverse impact on our business, financial condition, results of operations and prospects.

Our success depends significantly on our ability to sell our solutions to Wireless Service Providers operating wireless networks that serve large numbers of subscribers, expanded use of our solutions over greater numbers of their subscribers over time and to new customers, and the ability to obtain contracts for large capacity deployment of software.

Our success depends significantly on our ability to sell our solutions to Wireless Service Providers operating wireless networks that serve large numbers of subscribers and transport high volumes of traffic and on expanded use of our solutions over greater numbers of their subscribers over time. Wireless Service Providers may choose not to purchase additional solutions from us or may choose not to expand their use of, or not to purchase continued maintenance and support for, our solutions, or might delay additional purchases that we may expect. These events could occur for a number of reasons, including because our customers are not experiencing sufficient subscriber demand and acceptance for the services that our solutions enable, or because our customers choose solutions other than ours. If we are not successful in selling new and additional solutions to our existing customers or if those customers do not elect to expand their use of our solutions over additional subscribers in their networks, our revenue could grow at a slow rate or decrease and we may not achieve or maintain profitability. Additionally, if we fail to expand our customer base to include additional customers that deploy our solutions in large-scale networks serving significant numbers of subscribers, our revenue growth will be limited.

Contracts for large capacity deployments of software typically involve a lengthy, complex and highly competitive bidding and selection process, and our ability to obtain particular contracts is inherently difficult to predict. The timing and scope of these opportunities and the pricing and margins associated with any eventual contract award are difficult to forecast, and may vary substantially from transaction to transaction. As a result, our future operating results and performance may exhibit a high degree of volatility and may vary significantly from period to period. The degree of our dependence on Wireless Service Providers, and the investment required to enable us to deploy our own solutions effectively, without the assurance of long-term contracts, increases the risk associated with our business. Furthermore, if our professional services employees do not provide deployments services efficiently, we could experience project cost overruns or our customers may not use our deployments services or may stop using our software. This could materially and adversely impact our revenue and harm our reputation.

The long and variable sales and deployment cycles for our solutions may cause our operating results to vary materially from fiscal quarter to fiscal quarter.

Our solutions have lengthy sales cycles, which typically extend from six to eighteen months. The length of these sales cycles and the size of the ultimate sale can be further impacted by the following factors: amount and availability of required customer resources; availability of funds for capital expenditures; changes in budgets and purchasing priorities; reduced need to upgrade existing software; deferrals in anticipation of enhancements or new products; introduction of products by competitors; and lower prices offered by competitors.

Once an order is received, the deployment cycle is also lengthy and our costs to deploy our solutions can be significant. Slower deployments may delay recognition of our revenues due to delays in milestone achievements and increased costs due to the inability to redeploy personnel to newer deployments for other customers. Slower deployments may also delay the purchase of additional solutions.

The spread of the pandemic caused by COVID-19 has in some cases resulted in delays in product deployments due to restrictions in on-site access and reduced ability of customers to receive deliveries of hardware and has extended our deployment cycle. It is uncertain how long the pandemic will last and whether an increased effect on our deployment cycles could materially affect our results.

As a result, it is difficult for us to predict the fiscal quarter in which our customers may purchase additional solutions or features from us or in which we may recognize revenues. Therefore, our operating results may vary significantly from fiscal quarter to fiscal quarter, which may negatively affect our operating results, and potentially our share price, for any given fiscal quarter.

Our success depends on our ability to continue to develop new products, to anticipate customer demand for new products and solutions and to generate revenue from new products and solutions. Our new product offerings may not be widely adopted by our existing and potential customers.

Our market is characterized by fast technological shifts and increasingly complex customer requirements to achieve scalable networks that accommodate rapidly-increasing consumer demand. To compete effectively, we must continue to develop new products and solutions that address emerging technological trends and dynamic customer needs. The process of developing new technologies is complex and uncertain, and the development of new products requires significant initial investment that may not result in material improvements to existing products or result in marketable new products or costs savings or revenue for an extended period of time, if at all. Over time, we expect revenue from existing products to decrease and revenue attributable to our new product offerings to increase, but we can make no assurance that this will be the case.

Our future revenue growth may be impacted by delays in the speed of adoption of 5G technology by Wireless Service Providers.

5G technology represents new technology, and its deployment is still in its early stages, and may be affected by a number of factors, including government delays, market forces and operational limitations (including site access, permits and availability of installation crews). Wireless Service Providers have delayed implementation of 5G technology, in part due to the costs associated with transitioning. As a result, if implementation of 5G technology continues at a slower pace than we expect, our future revenue growth will be materially and adversely affected.

We must often establish and demonstrate the benefits of new and innovative offerings to customers, which may take time and significant efforts that may not ultimately prove successful.

Many of our new and innovative products are complex and are focused on creating new revenue streams and/or new ways to create cost efficiencies. In many cases, it is necessary for us to educate existing and potential customers about the benefits and value of such new and innovative products, with no assurance that the customer will ultimately purchase them. The need to educate our customers increases the difficulty and time necessary to complete transactions, makes it more difficult to efficiently deploy limited resources, and creates risk that we will have invested in an opportunity that ultimately does not result in a sale. If we are unable to establish and demonstrate to customers the benefits and value of our new and innovative products and convert these efforts into sales, our business, results of operations, financial condition, cash flows and prospects will be adversely affected.

Our ability to sell our products is highly dependent on the quality of our support organization, and our inability to maintain and scale our resources and failure to offer high-quality post-contract support could have a material adverse effect on our business, financial condition, results of operations and prospects.

Once our products are deployed within our customers’ networks, our customers depend on our post-contract support organization to resolve any issues relating to our products. If we do not assist our customers in deploying our products effectively, do not succeed in helping our customers resolve post-deployment issues quickly or do not provide adequate ongoing support, it could adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, our standard sales contracts require us to provide minimum service levels to our customers on an ongoing basis after deployment and our failure to satisfy these requirements could expose us to claims under these contracts. Our failure to maintain high-quality support post-contract, including compliance with our contractual minimum service level obligations, could have a material adverse effect on our reputation and our business, results of operations, financial condition, cash flows and prospects.

As our customer base continues to grow, we will need an increasing amount of technical infrastructure, including highly qualified technical personnel, to continue to satisfy the needs of our Wireless Service Provider customers. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands. In addition, our business is subject to interruptions, delays or failures resulting from earthquakes, other natural disasters, terrorism or other catastrophic events.

Certain contractual obligations could expose us to uncapped or other significant liabilities.

Certain contract provisions, principally confidentiality and indemnification obligations in certain of our customer agreements, could expose us to risks of significant loss that, in some cases, are not limited by contract to a specified maximum amount. Even where we are able to negotiate limitation of liability provisions, these provisions may not always be enforced depending on the jurisdiction or the facts and circumstances of the case at hand. If we or our products fail to perform to the standards required by our contracts, we could be subject to uncapped or other significant liability for which we may or may not have adequate insurance and our business, results of operations, financial condition, cash flows and prospects could be materially adversely affected.

If we lose members of our senior management or other key employees, or are unable to attract or retain employees, we may not be able to successfully grow our business.

Our success is substantially dependent upon the retention of our senior management and other key technical and development personnel. The loss of the services of one or more of these members of our team may significantly delay or prevent our development of successful solutions and the achievement of our business objectives.

We believe that our culture of innovation, with approximately 60% of our personnel involved in research and development activities, which includes personnel involved with paid development projects, is a significant factor in our ability to develop new products. If we are not able to attract and retain employees that are able to contribute to our culture of innovation, our ability to develop new products to address emerging technological trends and changing customers could be adversely impacted.

If we fail to manage our growth effectively and develop and implement appropriate control systems, our business and financial performance may suffer.

Our continued growth has placed, and will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We may not have sufficient internal resources to adapt or respond to unexpected challenges. We also continue to improve and expand our policies and implement procedures but we have limited staff responsible for their implementation, training and enforcement. If we are unable to manage our growth successfully, or if our control systems do not operate effectively, our ability to provide high quality solutions and services could be harmed, which would damage our reputation and brand, and our business and operating results would suffer.

In the past, we have undertaken certain business combinations and acquisitions. If we continue to do so in the future, they may be difficult to close or integrate, or they could disrupt our business, dilute shareholder value or divert management’s attention.

As described in “Business—History,” our company is the result of several prior business acquisitions and other strategic transactions. In the future, we may continue to support our growth through acquisitions of businesses, services or technologies that we perceive to be complementary or otherwise beneficial to us. Future acquisitions involve risks, such as:

•	misjudgment with respect to the value, return on investment or strategic fit of any acquired operations or assets;

•	challenges and higher-than-expected costs associated with integrating acquired technologies, operations, financial reporting systems and cultures of acquired companies;

•	exposure to unforeseen liabilities;

•	diversion of management and other resources from day-to-day operations;

•	possible loss of key employees, clients, suppliers and partners;

•	higher than expected transaction costs;

•	potential loss of commercial relationships and customers based on their concerns regarding the acquired business or technologies; and

We believe that our culture of innovation, with approximately 60% of our personnel involved in research and development activities (which includes personnel involved with paid development projects), is a significant factor in our ability to develop new products. If we are not able to attract and retain employees that are able to contribute to our culture of innovation, our ability to develop new products to address emerging technological trends and changing customers could be adversely impacted.

As a result of these and other risks, we may not be able to achieve the expected benefits of any acquisition. If we are unsuccessful in completing or integrating acquisitions, we may not achieve our growth objectives or forecasts and be required to reevaluate our growth strategy and we may incur substantial expenses and devote significant management time and resources in seeking to complete and integrate the acquisitions.

Future business combinations could involve the acquisition of significant intangible assets. We may need to record write-downs from future impairments of identified intangible assets and goodwill. These accounting charges would reduce any future reported earnings or increase a reported loss. In addition, we could use substantial portions of our available cash, including some or substantially all of the proceeds of this offering, to acquire companies or assets. Subject to the provisions of our indebtedness, it is possible that we could incur additional debt or issue additional equity securities as consideration for these acquisitions, which could cause our shareholders to suffer significant dilution.

Our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve our operational and financial performance, correctly identify or successfully pursue business opportunities or otherwise grow our business.

We operate in rapidly changing and innovative industries and the opportunities we pursue may require significant investments in innovation in order to generate growth, profitability or other benefits across our business. Our strategy, which includes investments in our business and pursuing new business opportunities based on identified trends and opportunities, may not yield a return on our investment as planned or at all. Our ability to achieve strategic goals and targets is subject to a number of uncertainties and contingencies, certain of which are beyond our control, and there can be no assurance that we will correctly identify trends or opportunities to pursue or be able to achieve the goals or targets we have set. We continuously invest in research and development, technologies and recruit expert employees. There can be no assurance, however, that these efforts will generate the expected results or improvements in our operations or that we will achieve our intended targets or financial objectives related to such efforts. Any failure to achieve our strategy may materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, there can be no assurance that our investments will result in products or solutions that achieve or retain broad or timely market acceptance, that answer to the expanding needs or preferences of our customers or consumers or that we could otherwise utilize for value creation.

Changes in effective tax rates or adverse outcomes resulting from examinations of our tax returns could adversely affect our operating results and financial condition.

We conduct business globally and file income and other tax returns in multiple jurisdictions. Our consolidated effective tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration; the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

In particular, there have been significant changes to the taxation systems in Central European countries in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax, personal income taxes and payroll taxes. The U.S. government has also enacted comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate, limiting interest deductions, placing limits on the utilization of net operating losses and making substantial modifications to the international tax rules. Notwithstanding the reduction in the corporate income tax rate, the longer-term impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our ordinary shares.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

In addition, although we believe our tax estimates are reasonable, our ultimate tax liabilities may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income or cash flows in the period or periods for which such determination is made. A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities or reduced carryforward operating losses. For example, Her Majesty’s Revenue & Customs ( “HMRC”), the U.S. Internal Revenue Service (the “IRS”) or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

We may be unable to utilize our net operating loss carryforwards, which could adversely affect our operating results.

As of January 31, 2020, we had U.S. federal net operating loss carryforwards of approximately $616.6 million. Prior to recent U.S. tax reform, net operating loss carryforwards generated at the U.S. federal level were available to offset taxable income for 20 years before they expired. Pursuant to legislation enacted under recent U.S. tax reform, net operating loss carryforwards generated in tax years ending on or prior to December 31, 2018, will continue to expire in various years between 2020 and 2038 while net operating loss carryforwards generated for tax years beginning on or after January 1, 2018, will not expire and may be carried forward indefinitely. However, recent changes in U.S. tax law impose certain limitations with respect to tax years beginning on or after on the deduction of net operating loss carryforwards generated in tax years that began after January 1, 2018. It is uncertain if and to what extent various states will conform to such limitations. As of January 31, 2020, we had U.S. state net operating loss carryforwards of approximately $353.6 million. These losses expire in various years between 2020 and 2040, and are subject to limitations on their utilization to the extent of future taxable income. As of January 31, 2020 we had total non-US net operating loss carryforwards of approximately $817.6 million. Of these non-US net operating losses, all but $41.9 million are not currently subject to expiration dates.

Realization of these net operating loss carryforwards depends on many factors, including our future income. There is a risk that, due to regulatory changes or unforeseen reasons, our existing carryforwards could expire or otherwise be unavailable to offset future income tax liabilities, which would adversely affect our operating results. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The applicable rules generally operate by focusing on changes in ownership among shareholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership. Non-US net operating loss carryforwards may be subject to equivalent foreign rules which could limit our ability to use such losses in certain circumstances (including for U.K. tax purposes in connection with a change in company ownership, pursuant to Part 14 of Corporation Tax Act 2010). As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards or other pre-change tax attributes to offset United States federal and state taxable income may be subject to limitations.

The elimination of LIBOR could adversely affect our business, financial condition, results of operations and prospects.

As of July 31, 2020, we have $537.6 million of indebtedness that is indexed to LIBOR, and our RCF Loans and 2018 Term Loans are indexed to LIBOR. In July 2017, the head of the United Kingdom Financial Conduct Authority announced plans to phase out the use of LIBOR by the end of 2021. We may incur significant expenses to amend our LIBOR-indexed borrowings and other applicable financial or contractual obligations, including our credit facilities, to a new reference rate, which may differ significantly from LIBOR. Accordingly, the use of an alternative rate could result in increased costs, including increased interest expense on our credit facilities, and increased borrowing and hedging costs in the future. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR and we are unable to predict the effect of any such alternatives on our business, results of operations, financial condition, cash flows and prospects.

We may be adversely affected by the credit and payment terms of our customers.

Wireless Service Providers in certain markets may require their suppliers, including us, to arrange, facilitate or provide financing in order to obtain sales or business. Similarly, operators may require extended payment terms. In certain cases, the amounts and duration of these financings and trade credits, and the associated impact on our working capital, may be significant. Requests for extended payment terms are not uncommon for our industry.

Certain of our competitors may be able to offer more favorable credit or extended payment terms, which could adversely affect our ability to compete successfully for business opportunities in the markets in which we operate. Our ability to manage our total customer financing and trade credit exposure depends on a number of factors, including market conditions affecting our customers and the levels and terms of credit available to our customers. Certain of our customers may pose credit risks or encounter difficulties in paying us amounts owed, and we may be unsuccessful in managing the challenges associated with the customer and trade credit exposure that we may face from time to time. While defaults under financing and trade credits to our customers resulting in impairment charges and credit losses have not been significant for us in the past, these may increase in the future.

We have sold certain receivables to banks or other financial institutions to improve our liquidity, and any significant change in our ability to continue this practice could impair our capability to manage our liquidity.

We may not be able to collect outstanding guarantees and bonds that could limit our possibilities to issue new guarantees and/or bonds, which are required in customer agreements or practices. We also face risks that such commercial guarantees and bonds may be unfairly called.

Impairment of goodwill or other intangible assets may negatively impact our financial condition and results of operations.

An impairment of goodwill or other intangible assets could adversely affect our financial condition or results of operations. We have a significant amount of goodwill and other intangible assets, such as customer relations, backlog, trade name and acquired developed technology. We assess the carrying amount of goodwill annually for impairment in the fourth quarter and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have not recorded any impairment of goodwill for any of the financial reporting periods presented in this prospectus. However, if we do not generate revenues from our businesses as anticipated, our businesses may not generate sufficient positive operating cash flows. This, or other factors, may lead to a decrease in the value of our assets, including intangible assets and goodwill, resulting in impairment charges that may adversely affect our net profit for the reporting period.

Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, and goodwill and other intangible assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable.

We face certain risks associated with potential labor disruptions.

Our employees in Israel are represented by a representative organization (referred to as the union). We conduct discussions with the unions on various matters. However, if future negotiations of collective bargaining agreements or other discussions with the union are not successful or become unproductive, the union could take actions such as strikes, work slowdowns or work stoppages. Strikes, work slowdowns or work stoppages or the possibility of such actions could have an adverse effect on our business. We could also incur higher costs from such actions, new collective bargaining agreements or the renewal of collective bargaining agreements on less favorable terms.

We might require additional capital to support business growth, and this capital might not be available on terms favorable to us or at all.

In the future we may need to raise substantial additional capital based on a variety of factors in order to fund our operations or acquire companies or technology. Our future funding requirements will depend on many factors, including the following: market acceptance of our products and services; the cost of our research and development activities; the cost and timing of establishing additional sales, marketing and distribution capabilities and/or support capabilities; the effect of competing technological and market developments; and the cost of defending claims against us.

If we raise additional funds through further issuances of securities after our initial public offering, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. Any debt financing obtained by us in the future would be senior to our Class A ordinary shares, would cause us to incur interest expenses and could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may increase our expenses, make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, or if we expend capital on projects that are not successful, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, or we may be required to reduce the scale of our operations. Any of these negative developments could have a material adverse effect on our business, financial condition, results of operations and prospects and Class A ordinary shares price.

We may not be able to detect errors or defects in our solutions until after full deployment and product liability claims by customers could result in substantial costs.

Our solutions are sophisticated and are designed to be deployed in large and complex mobile networks that require a very high degree of reliability. Because of the nature of our solutions, they can only be fully tested when substantially deployed in very large networks with high volumes of subscriber traffic. Some of our customers have only recently begun to commercially deploy our solutions and they may discover errors or defects in the software, or the solutions may not operate as expected. Because we may not be able to detect these problems until full deployment, any errors or defects in our solutions could affect the functionality of the networks in which they are deployed, given the use of our solutions in business-critical applications. As a result, the time it may take us to rectify errors can be critical to our customers.

Because the networks into which Wireless Service Providers deploy our solutions require a very high degree of reliability, the consequences of an adverse effect on their networks, including any type of communications outage, can be very significant and costly. If any network problems were caused, or perceived to be caused, by errors or defects in our solutions, our reputation and the reputation of our solutions could be significantly damaged with respect to that customer and other customers. Such problems could lead to a loss of that customer or other customers.

If one of our solutions fails, we could also experience:

•	payment of liquidated damages for performance failures;

•	loss of, or delay in, revenue recognition;

•	increased service, support, warranty, product replacement and product liability insurance costs, as well as a diversion of development resources; and

•	costly and time-consuming legal actions by our customers, which could result in significant damages awards against us.

Any of the above events would likely have a material adverse impact on our business, results of operations, financial condition, cash flows and prospects.

Real or perceived errors, failures or bugs in the sophisticated software that we produce, or procure from third parties, could adversely affect our business, results of operations, financial condition, cash flows and prospects.

The software that we produce, or procure for utilization from third parties, is sophisticated and complex. Undetected failures, errors, or bugs may occur. There could be defects in the design of this software that could interfere with the operation or performance of our products. Despite testing by us, errors, failures or bugs may not be found in software until it is released to our customers or until it interferes with their operational systems or networks. Any of these real or perceived errors, compatibility issues, failures or bugs in our software could result in reputational harm, negative publicity, loss or delay in market acceptance of our products and services, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to outlay additional resources in order to help correct the problem. Alleviating any problems caused by software failure could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our licensing, which could cause us to lose existing or potential customers and could adversely affect our business, results of operations, financial condition, cash flows and prospects.

Risks Related to Our Intellectual Property and Our Technology

We use some open source software in developing our solutions, which could in certain circumstances subject us to claims or judgments or could require us to re-engineer our solutions and the firmware contained therein, which could materially harm our business, results of operations, financial condition, cash flows and prospects.

We use open source software in developing our solutions. From time to time, there have been claims against companies that use open source software in their products challenging the ownership of such open source software or the terms and conditions upon which those companies make such products available to end users. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming that we have failed to comply with applicable licensing terms. Some open source licenses contain requirements that the licensee make available source code for modifications or derivative works created based upon the open source software and that the licensee license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our developed firmware or other software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release our source code publicly or license such source code on unfavorable terms or at no cost. Although we take steps to protect against our using any open source software that may subject our firmware to general release or require us to re-engineer our solutions and the firmware contained therein, we cannot guarantee that they will be effective, or that we will not be subject to claims asserting or judgments holding that some of our proprietary source code is subject to general release or that we are required to re-engineer our solutions and firmware. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Open source license terms relating to the disclosure of source code in modifications or derivative works to the open source software are often ambiguous, and few courts, if any, in jurisdictions applicable to us have interpreted such terms. As a result, many of the risks associated with usage of open source software cannot be eliminated, and could adversely affect our business, results of operations, financial condition, cash flows and prospects.

We may not be able to obtain necessary licenses of third-party technology on acceptable terms, or at all, which could delay sales and development and adversely impact the quality of our solutions.

We have incorporated third-party licensed technology into our current solutions. We also anticipate that we are likely to need to license additional technology from third parties to develop new solutions or enhancements in the future. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms or at all. In addition, a third-party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. The inability to retain any third party licenses required in our current solutions or to obtain any new third-party licenses to develop new solutions and enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these solutions or enhancements, any of which could seriously harm the competitive position of our solutions.

Infringement claims are common in our industry and third parties, including competitors, have and could in the future assert infringement claims against us or our customers that we are obligated to indemnify.

The mobile network industry is highly competitive and its technologies are complex. Companies file patent applications and obtain patents covering these technologies frequently and maintain programs to protect their intellectual property portfolios. In addition, patent holding companies (including “non-practicing entities”) regularly bring claims against telecommunications companies, often attempting to extract royalty, licensing or other settlements. These patent holding companies and some communications companies actively search for, and routinely bring claims against, alleged infringers.

Our solutions are technically complex and compete with the products and solutions of significantly larger companies. The likelihood of our Company being subject to infringement claims may increase as a result of our real or perceived success in selling solutions to Wireless Service Providers, as the number of competitors in our industry grows and as we add functionality to our solutions. We may in the future receive communications from third parties alleging that we are or may be infringing their intellectual property rights. The visibility we receive from being a public company may result in a greater number of such allegations.

We have also agreed, and expect to continue to agree, to indemnify our customers for certain expenses or liabilities resulting from claimed infringement of intellectual property rights of third parties with respect to our solutions and software. As a result, in the case of infringement claims against these customers, we could be required to indemnify them for losses resulting from such claims or to refund license fees they have paid to us. If a customer asserts a claim for indemnification against us, we could incur significant costs and reputational harm disputing it. If we do not succeed in disputing it, we could face substantial liability, particularly as these liabilities do not typically have caps or specific limits and our insurance coverage relating to any such liabilities generally would be very limited.

Regardless of the merit of third-party claims that we or our customers infringe their rights, these claims could:

•	be time-consuming and costly to defend;

•	divert our management’s attention and resources;

•	require us to redesign our solutions, which may not be feasible or cost-effective;

•	cause us to cease producing, licensing or using software or solutions that incorporate challenged intellectual property;

•	damage our reputation and cause customer reluctance to license our solutions; and/or

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require us to pay amounts for past infringement, potentially including treble damages, or enter into royalty or licensing or other settlement agreements to obtain the right to use a necessary product or component, which may not be available on terms that are commercially reasonable or acceptable to us, or at all.

As of September 30, 2020, we held 579 patents. It is possible that other companies hold patents covering technologies similar to one or more of the technologies that we incorporate into our solutions. In addition, new patents may be issued covering these technologies. Unless and until the U.S. Patent and Trademark Office issues a patent to an applicant, there is no reliable way to assess the scope of the potential patent. We may face claims of infringement from both holders of issued patents and, depending upon the timing, scope and content of patents that have not yet been issued, patents issued in the future. The application of patent law to the software technologies in the mobile network industry is particularly uncertain because the time that it takes for a software-related patent to issue is lengthy, which increases the likelihood of pending patent applications claiming inventions that may pre-date development of our own proprietary software. This uncertainty, coupled with litigation or the potential threat of litigation related to our intellectual property, could adversely affect our business, results of operations, financial condition, cash flows and prospects.

Our patent applications may not result in issued patents, which may allow competitors to more easily exploit technology similar to ours.

Our business depends in part on our ability to maintain adequate protection of our intellectual property for our technologies and solutions and potential solutions in the United States and other countries. We have adopted a strategy of seeking patent protection in the United States and in other countries with respect to certain of the technologies used in or relating to our solutions and processes. As of September 30, 2020, we had a total of 180 patents granted and 23 patent applications pending in the United States, and 399 patents granted and 47 pending non-U.S. patent applications, many of which are counterparts to our U.S. patents or patent applications. These patent applications are directed to aspects of our technology and/or to our methods and solutions that support our business. However, the issuance and enforcement of patents involve complex legal and factual questions. Accordingly, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will cover our technology or the methods or products that support our business, or afford protection against competitors with similar technology. Moreover, the issuance of a patent is not conclusive as to its validity, scope or enforceability, and competitors or other third parties might successfully challenge the validity, scope or enforceability of any issued patents should we try to enforce them. In addition, patent applications filed in other countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that non-U.S. patent applications will be granted even if corresponding U.S. patents are issued.

If our trademarks and trade names are not adequately protected, then we may not be able to build brand recognition and our business may be adversely affected.

We have not applied for trademark registration for our name and logo in all geographic markets. In those markets where we have applied for trademark registration, failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared unenforceable or determined to be infringing on other marks. Any claim of infringement by a third party, even those claims without merit, could cause us to incur substantial costs and spend significant time defending against such claim, divert management attention and resources from our business, require us to pay amounts for past infringement, damage our reputation and/or require us to cease use of such trademarks or trade names in certain geographic markets. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then our business may be adversely affected.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends to a significant degree upon the protection of our software and other proprietary technology rights, particularly our cloud-native software and 5G solutions. In addition to patents, we rely on trade secret, copyright and trademark laws and confidentiality, invention assignment and license agreements with employees and third parties, all of which offer only limited protection. Our confidentiality agreements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure. Others may independently discover our trade secrets and proprietary information, in which case we could not assert any trade secret rights against such parties. Furthermore, the steps we have taken to protect our intellectual property may not prevent misappropriation of our proprietary rights, the reverse engineering of our solutions or other circumvention, invalidation or challenge of our intellectual property.

Additionally, patent and other intellectual property protection outside the United States generally is not as comprehensive as in the United States and may not adequately protect our intellectual property in some countries where our solutions are sold or may be sold in the future. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. Many companies have encountered substantial intellectual property infringement in countries where we sell, or intend to sell, our solutions. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad.

Policing the unauthorized use of our solutions, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management attention and resources, either of which could harm our business. Moreover, such litigation could provoke our opponents to assert counterclaims that we infringe their intellectual property. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We may be subject to damages resulting from claims that our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employees or other parties.

We could be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are important to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential products or enhancements, which could materially and adversely affect our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

Risks Relating to Economic Factors and the Global Economy

The mobile network industry investment levels fluctuate and are affected by many factors, including the economic environment and decisions made by Wireless Service Providers and other customers regarding deployment of technology and their timing of purchases, and a downturn in investment levels could have a material adverse effect on our business, financial condition, results of operations and prospects.

The mobile network industry has experienced downturns in which Wireless Service Providers and other customers substantially reduced their capital spending on new equipment. While we expect this market to grow in the coming years, the uncertainty surrounding global economic growth and the geopolitical situation may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, our revenue and operating results may be adversely affected.

If capital expenditures by Wireless Service Providers and other customers are weaker than we anticipate, our revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can vary over short periods of time, including from month to month. Due to this uncertainty, accurately forecasting revenues, results, and cash flow remains difficult.

A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States or worldwide, our business may be adversely affected. COVID-19 has spread to most countries and throughout the United States. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. In March 2020, governmental authorities in the locations where we and our clients operate issued “stay at home” orders limiting non-essential activities, travel and business operations. Such orders or restrictions have resulted in reduced operations at our headquarters, work stoppages, slowdowns and delays, travel restrictions and cancellation of events. Other disruptions or potential disruptions include the inability of our customers to receive hardware components and parts critical to the deployment of our solutions and to receive the delivery of such hardware on a timely basis, or at all; disruptions in our deployment schedules, diversion of or limitations on employee resources that would otherwise be focused on the operations of our business; delays in our ability to make sales or find new customers, business adjustments or disruptions of certain third parties with whom we conduct business may have a material and adverse effect on our business.

The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and spread of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. While the potential economic impact brought by, and the duration of, any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets and a reduction in our ability to access capital, which could adversely affect our liquidity. In addition, a recession or market correction resulting from the spread of an infectious disease, including COVID-19, could materially affect our business. Such economic recession could have a material adverse effect on our long-term business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Natural or man-made disasters and other similar events, including the COVID-19 pandemic, may significantly disrupt our business, and negatively impact our business, financial condition and results of operations.

Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, wildfires, floods, nuclear disasters, riots, acts of terrorism or other criminal activities, infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, power outages and other infrastructure failures, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could adversely affect our business, financial condition and results of operations and harm our reputation. Moreover, although we have disaster recovery plans, they may prove inadequate. We may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business, financial condition and results of operations. In addition, the facilities of our customers where we deploy our solutions and third-party vendors that we rely on may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or otherwise materially and adversely affect our business.

Prolonged negative economic conditions in domestic and global markets may adversely affect us, our suppliers, counterparties and consumers, which could harm our financial position.

Global credit and financial markets have experienced extreme disruptions from time to time, including severely diminished liquidity and availability of credit, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Credit and financial markets and confidence in economic conditions might deteriorate further. Our general business strategy may be adversely affected by future economic downturns, volatile business environments and potential unpredictable and unstable market conditions. In addition, there is a risk that one or more of our current customers may not continue to operate, which could directly affect our business, financial condition, results of operations and prospects. Any lender that is obligated to provide funding to us under any now existing or future credit agreement may not be able to provide funding in a timely manner, or at all, when we require it. The cost of, or lack of, available credit or equity financing could impact our ability to develop sufficient liquidity to maintain or grow our company, which in turn may adversely affect our business, financial condition, results of operations and prospects. We also manage cash and cash equivalents and short-term investments through various institutions. There may be a risk of loss on investments based on the volatility of the underlying instruments that will prevent us from recovering the full principal of our investments. Any negative changes in domestic and global economic conditions or additional disruptions of either or both of the financial and credit markets may also affect third-party payers and may have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Any disruption in the credit markets could impact our ability to manage normal commercial relationships with our customers, suppliers and creditors. If the current economic situation deteriorates significantly in the countries in which we operate, our business could be negatively impacted due to consumer preferences, supplier or customer disruptions resulting from tighter credit markets or other economic factors.

The United Kingdom’s exit from the European Union (“E.U.”) could have an adverse effect on our business, financial condition, results of operations and prospects.

On June 23, 2016, the United Kingdom (“U.K.”) held a referendum regarding the U.K.’s continued membership of the E.U., the outcome of which was a decision for the U.K. to leave the E.U. The exit from the E.U. is commonly referred to as “Brexit.” Following Royal Asset of the European Union (Withdrawal Agreement) Act in the U.K. on January 23, 2020, and the ratification of the Withdrawal Agreement by the European Parliament, the U.K. left the E.U. on January 31, 2020, with a transition period running to December 31, 2020.

While the Withdrawal Agreement has been ratified by both the U.K. and the E.U., the future relationship that will apply at the end of the transition period provided for by that agreement (December 31, 2020) is still being negotiated between the U.K. government and the European Commission, after which it will need to be ratified by both the U.K. and E.U. parliaments. In the absence of such an agreement, it is unclear what trading relationships the U.K. will have with the E.U. and other significant trading partners after December 31, 2020, given the range of political and legal options currently available, including, for example, no deal on the future relationship at the end of the transition period (December 31, 2020), extension of the transition period, or some form of free trade agreement.

It is still too early to judge the full impact of Brexit. Brexit and the implementation of the resulting changes could materially and adversely affect the tax, tax treaty, currency, operational, legal and regulatory regimes as well as the macro-economic environment in which we operate. Since the 2016 referendum, global markets and foreign exchange rates have experienced increased volatility, including a decline in the value of the pound sterling as compared with the euro and US dollar. At the end of the transition period provided for in the Withdrawal Agreement (December 31, 2020), among other things, the U.K. could lose access to the E.U. single market, travel between the U.K. and E.U. countries could be restricted and border checks or other regulatory constraints may impede the free movement of goods. Our workforce, and in turn its ability to recruit and retain talent, could be impacted by any restrictions on the movement of persons. This may lead to changes in the way that personal data is handled in the U.K. and how transfers of personal data to the U.K. are dealt with in the absence of an adequacy decision from the European Commission. We could face new and greater costs and challenges if U.K. regulations and policies that govern its business diverge from those of the E.U., or if there is any other new or increased friction in the our trading environment. In addition, the U.K. vote to leave the E.U. may result in similar referendums or votes in other E.U. countries in which we do business.

The longer-term effects of Brexit are difficult to predict but could include further financial instability and slower economic growth or economic downturn in the U.K. in particular, but also in Europe and the global economy. Any restrictions on the movement of persons, deterioration in market access or trading terms, delay or restrictions to the movement of goods or increased cost and burdens in the form of new or diverging rules and regulations may have a significant adverse impact on our operations, profitability and business model. Further, uncertainty around the form and timing of any post-withdrawal trading arrangements (whether with the E.U. or third parties) could increase volatility and lead to adverse effects on the economy of the U.K., other parts of Europe and the rest of the world, which in turn could have an adverse economic impact on our operations.

Until the negotiation process for the future relationship between the U.K. and the E.U. is completed, and any associated agreement or agreements have been ratified in both the U.K. and E.U., it is difficult for us to anticipate the potential impact on our market share, sales, profitability and results of operations. While we have implemented plans to ensure continuity of service in Europe and continue to have entities and offices in place in many of the major European markets, these and other risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our International Operations

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“Bribery Act”) and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

As a substantial portion of our revenues is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA, the Bribery Act and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many countries, particularly in countries with developing economies, some of which represent significant markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, the Bribery Act or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA, the Bribery Act and similar laws, such policy may not be effective at preventing all potential FCPA, Bribery Act or other violations. We also cannot guarantee the compliance by our channel partners, resellers, suppliers and agents with applicable U.S. laws, including the FCPA, the Bribery Act or other applicable non-U.S. laws. Therefore, there can be no assurance that none of our employees or agents will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA and Bribery Act matters and monitor compliance is at an early stage. Any violation of the FCPA or the Bribery Act and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, operating results and financial condition.

We are exposed to risks related to our international operations and failure to manage these risks may adversely affect our operating results and financial condition.

We market and service our solutions globally to customers in approximately 120 countries around the world. During fiscal 2019 and 2018, 52% and 38% of our revenue, respectively, were attributable to our customers outside of the United States. During the three months ended July 31, 2020 and 2019, 47% and 47% of our revenue, respectively, and during the six months ended July 31, 2020 and 2019, 50% and 48% of our revenue, respectively, were attributable to our customers outside of the United States. As of September 30, 2020, 86% of our employees were located outside of the United States. Therefore, we are subject to risks associated with having worldwide operations. These international operations will require significant management attention and financial resources.

International operations are subject to inherent risks and our future results could be adversely affected by a number of factors, including:

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	management communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulties in enforcing contracts;

•	difficulties and costs of staffing and managing operations outside of the United States;

•	the uncertainty of protection for intellectual property rights in some countries;

•	the uncertainty and costs of compliance with differing foreign laws and regulations;

•	potentially adverse tax consequences, including regulatory requirements regarding our ability to repatriate profits to the United States;

•	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our solutions in certain non-U.S. markets;

•	fluctuations in currency values; and

•	political and economic instability and terrorism.

We may be subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products may be subject to various export controls and because we incorporate encryption technology into certain of our products, certain of our products may be exported from various countries only with the required export license or through an export license exception. Furthermore, certain export control and economic sanctions laws prohibit the shipment of certain products, technology, software and services to embargoed countries and sanctioned governments, entities, and persons. If we fail to comply with the applicable export control laws, customs regulations, economic sanctions or other applicable laws, we could be subject to monetary damages or the imposition of restrictions which could materially adversely affect our business, financial condition, results of operations and prospects and could also harm our reputation. Further, there could be criminal penalties for knowing or willful violations, including incarceration for culpable employees and managers. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

In addition, various countries regulate the import of certain encryption technology and products, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations or create delays in the introduction of our products into international markets. Any decreased use of our products or limitation on our ability to export or sell our products could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in U.S. trade policies could disrupt global supply, manufacturing and customer relationships, which may make our products more expensive or unavailable in foreign markets.

The current U.S. Administration has made significant changes to U.S. trade policy, including new or increased tariffs on a broad range of goods imported into the United States, particularly from China, with additional tariffs and other actions still under consideration. These changes in U.S. trade policy have triggered retaliatory protectionist actions by affected countries, the continuation or expansion of which could restrict our ability to do business in or with affected countries or could prohibit, reduce or discourage purchases of our products by foreign customers and result in higher prices and reduced demand for our products in foreign markets. For example, there are risks that the Chinese government may, among other things, impose additional or increased tariffs on imports of U.S. goods, require Chinese companies to use more local suppliers, compel companies that do business in China to partner with local companies and provide incentives to government-backed local customers to buy from local suppliers rather than companies like ours. In addition, foreign governments may pursue internal programs and policies to develop domestic technologies that reduce foreign customers’ demand for our products. For example, China’s Made in China 2025 program aims to build industries in numerous technological sectors, including 5G mobile communications, among others. As a result, risk of doing business in China is likely to increase, if it has not already, including the risk of theft of intellectual property and data and potentially different treatment of foreign owned intellectual property rights and data than that owned or developed in China. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products through increased costs and cause our sales and revenues to drop, which could materially and adversely impact our business and results of operations. Moreover, escalating and retaliatory tariffs or other protectionist measures among the U.S. and other countries may depress the overall economic condition of countries in which our customers are located, such as China, which could harm our business.

Currency exchange rates, fluctuations of currency exchange rates and limitations imposed by certain countries on the outflow of their currencies could have a material adverse effect on our results of operations.

We are impacted by currency exchange rates and fluctuations thereof in a number of ways, including the fact that:

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A significant portion of our expenses, principally salaries and related personnel expenses, are incurred in non-U.S. dollar currencies, including Indian rupees (“INR”), Israeli shekels (“NIS”) and British Pounds (“GBP”), whereas the currency we use to report our financial results is the U.S. dollar and most of our revenue is generated in U.S. dollars. A significant strengthening of the NIS against the U.S. dollar can considerably increase the U.S. dollar value of our expenses in Israel. Should the NIS strengthen in comparison to the U.S. dollar our results of operations will be adversely affected;

•	A portion of our international sales is denominated in currencies other than U.S. dollars, such as the euro, thereby exposing us to gains and losses on non-U.S. currency transactions;

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A substantial portion of our international sales is denominated in U.S. dollars. Accordingly, devaluation in the local currencies of our customers relative to the U.S. dollar may impair the purchasing power of our customers and could cause customers to decrease or cancel orders or default on payment, which could harm our results of operations; and

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We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening U.S. dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

From time to time, we may enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, such hedging transactions may not prevent all exchange rate-related losses and risks. To the extent that these exposures are not fully hedged or the hedges are ineffective, our results or equity may be reduced by fluctuations in foreign currency exchange rates that could materially adversely affect our business, results of operations, financial condition, cash flows and prospects. Therefore, our business and profitability may be harmed by such exchange rate fluctuations. In certain circumstances and depending on the currencies in which certain sales are denominated and the countries in which we are profitable or not profitable, a significant decrease or increase in the value of the U.S. dollar relative to the value of other local currencies could have a material adverse effect on the gross margins and profitability of our international operations. In addition, certain countries in which we operate, or in which we may operate, limit the outflow of their currencies to purchase products from foreign companies thus limiting the ability of existing or potential customers to purchase our products. As a result, these practices may have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Rules of the Authority for Technological Innovation (formerly known as the Office of the Chief Scientist) may limit our ability to transfer technology outside of Israel or engage in strategic transactions or require us to pay redemption fees in the event we engage in such transactions.

Historically, a portion of the research and development operations of our Israeli subsidiary benefited from financial incentives provided by government agencies to promote research and development activities performed in Israel. Our research and development activities included projects submitted for partial funding under a program administered by the Authority for Technological Innovation of the Israeli Ministry of the Economy, formerly known as the Office of the Chief Scientist (the “ATI”), under which reimbursement of a portion of our research and development expenditures was made subject to final approval of project budgets. Although the Government of Israel does not own proprietary rights in the ATI-funded Products and there is no specific restriction by the ATI with regard to the export of the ATI-funded Products, under certain circumstances, there may be limitations on our ability to transfer technology, know-how and manufacturing of ATI-funded Products outside of Israel. Such limitations could result in the requirement to pay increased royalties or a redemption fee calculated according to the applicable regulations. During the year ended January 31, 2013, we discontinued the practice of seeking funding from the ATI, and have not submitted any new applications for funding. In addition, we do not plan to submit any new applications for funding. However, the limitations on the transfer of technology, know-how and manufacturing of ATI-funded Products outside of Israel continue to apply. The difficulties in obtaining the approval of the ATI for the transfer of technology, know-how, manufacturing activities and/or manufacturing rights out of Israel could impair the ability of some of our subsidiaries to outsource manufacturing, enter into strategic alliances or engage in similar arrangements for those technologies, know-how or products or, if approved may require us to pay significant redemption fees. If we are restricted from engaging in such transactions or may be required to pay redemption fees, our business, results of operations, financial condition, cash flows and prospects could be materially adversely affected.

Risks Relating to Laws and Regulation

Breaches of our cybersecurity systems and measures could degrade our ability to conduct our business operations, process certain information and data, deliver products and services to our customers, delay our ability to recognize revenue, compromise the integrity of our products, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties, expose us to regulatory investigation, action and penalties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our information technology (“IT”) systems to conduct virtually all of our business operations, ranging from our internal operations and product development activities to our marketing and sales efforts and communications with our customers and business partners, including the storage of proprietary, confidential and commercially sensitive information and information relating to identified or identifiable natural persons. We leverage our internal IT systems, and those of our service providers, to enable, sustain, and support our business interests. We are not aware of any material breach of our cybersecurity systems, network or data; however, certain persons and entities may attempt to penetrate our network, the systems hosting our website or our other networks and systems, and may otherwise seek to misappropriate our proprietary or confidential information or cause interruptions of our service. Because the techniques used by such persons and entities to access or sabotage networks and systems change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information or that of their subscribers. In addition, sophisticated operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of our networks, system, or products or our processing of personal information or other data. Additionally, we depend upon our employees to appropriately handle confidential data and deploy our IT resources in a safe and secure fashion that does not expose our network systems to security breaches and the loss of data. Accordingly, if any of our cybersecurity systems, processes or policies, or those of any of our manufacturers, logistics providers, other service providers customers or independent contractors fail to protect against and/or remediate unauthorized access, sophisticated hacking or terrorism and the mishandling, misuse or misappropriation of data by employees, contractors or other persons or entities, software errors, failures or crashes, interruptions in power supply, virus proliferation or malware, communications failures, acts or war or sabotage, or denial-of-service attacks, or other cybersecurity breaches or incidents, our ability to conduct our business effectively could be damaged in a number of ways, including:

•	sensitive data regarding our business, including intellectual property, personal information and other confidential and proprietary data, could be stolen;

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our electronic communications systems, including email and other methods, could be disrupted, and our ability to conduct our business operations could be seriously damaged until such systems can be restored;

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our ability to process customer orders and electronically deliver products and services could be degraded, and our distribution channels could be disrupted, resulting in delays in revenue recognition, damage to our relationships with customers and prospective customers and damage to our reputation;

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defects and security vulnerabilities could be introduced into our software, products, network and systems, thereby damaging our reputation and perceived reliability and security of our products and potentially making the systems of our customers vulnerable to data loss and cyber incidents;

•	accidental release or loss of access to information maintained in our information systems and networks, including personal information of our employees and our customers may occur; and

•	personally identifiable data relating to various parties, including end users, employees and business partners could be compromised.

Furthermore, outside parties may attempt to fraudulently induce our employees or employees of our vendors to disclose sensitive information in order to gain access to our system and processes. The number and complexity of these threats continue to increase over time. Although we develop, maintain and regularly monitor systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development, and maintenance of these systems, controls, and processes require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, the possibility of these events occurring cannot be eliminated entirely.

A number of the states, counties and cities in which we maintain facilities have issued “shelter in place” and similar orders in response to the recent global outbreak of COVID-19. As a result, substantially all of our employees are currently working remotely and we may need to devote additional resources to enhance the security of our IT systems, which may not successfully prevent against all risks to our resources. This transition to a remote work environment may exacerbate certain risks to our business, including increasing the stress on, and our vulnerability to disruptions of, our technology infrastructure and computer systems, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of personal or confidential information. Additionally, our third party vendors are experiencing similar challenges as they provide services to us.

Should any of the above events occur, we could be subject to significant claims for liability from our customers, employees or others and legal or regulatory investigations or actions from governmental agencies or competent courts. In addition, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed. Any regulatory, contractual or other actions, litigations, investigations, fines, penalties and liabilities relating to any actual or alleged misuse or misappropriation of personal data or other confidential or proprietary information could be significant in terms of monetary exposure and reputational impact and necessitate changes to our business operations that may be disruptive to us. Additionally, we could incur significant costs in order to upgrade our cybersecurity systems, processes, policies and procedures and remediate damages. Consequently, our financial performance and results of operations could be materially adversely affected.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, as set out under the General Data Protection Regulation (2016/679) (“GDPR”) and national laws supplementing the GDPR across the European Economic Area, that are likely to result in a high risk to the rights and freedoms of these individuals, and in some cases our agreements with certain customers may require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our current and prospective customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high profile security breach occurs with respect to another similar provider, customers may lose trust in the security of the business model and underlying technology generally, which could adversely impact our ability to retain existing customers or attract new ones.

Any actual or perceived threat of disruption to our services or any compromise of personal data, including customer information, or any actual or perceived violations of cybersecurity regulations, could impair our reputation and cause us to lose customers or revenue, or face litigation or administrative proceedings, necessitate customer service or repair work that would involve substantial costs and divert our management’s attention and resources. Despite the implementation of advanced threat protection, information and network security measures and business continuity and disaster recovery plans, our systems and those of third parties on which we rely may be vulnerable.

Our business is subject to complex and evolving foreign laws and regulations in the U.S. and internationally. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in the growth of our business, or otherwise harm our business.

We are subject to a variety of laws and regulations in the U.S. and abroad that involve matters central to our business, including privacy, rights of publicity, data protection, content regulation, intellectual property, competition and taxation. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. In addition, foreign data protection, privacy, consumer protection and other laws and regulations are often more restrictive than those in the United States. In particular, the E.U. and its member states traditionally have taken broader views as to types of data that are subject to privacy and data protection, which extend to the European Economic Area (comprised of the E.U. member states and Iceland, Liechtenstein and Norway). The European Economic Area have imposed greater legal and regulatory obligations on companies in this regard. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our current operating practices. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices. For example, administrative fines of up to the greater of €20 million and 4% of our global turnover can be imposed for breaches of the GDPR; we may also be liable should any individual who has suffered financial or non-financial damage arising out from our infringement of the GDPR exercise their right to receive compensation against us. Furthermore, adverse publicity could cause our users to lose trust in us and a loss of goodwill, which could have an adverse effect on our reputation, brand, business and financial condition.

In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries may consider various new, additional or different self-regulatory standards that may place additional burdens directly on our customers, and on us. We expect there will continue to be new laws, regulations and standards concerning privacy or data protection on the federal, state, and foreign levels in the U.S., the European Economic Area and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. For example, the California Consumer Privacy Act of 2018 (the “CCPA”) became effective on January 1, 2020, with the California Attorney General permitted to bring enforcement actions (which may include the imposing of monetary penalties) beginning July 1, 2020, and new CCPA regulations promulgated by the California Attorney General were approved on August 14, 2020, effective immediately. The CCPA gives residents of California many statutory rights similar to those granted to consumers under the GDPR. Also, a new proposed California privacy law, the California Privacy Rights Act (the “CPRA”) was recently certified by the California Secretary of State to appear on the state ballot in the November 3, 2020 election. If approved, the CPRA may create additional compliance obligations and expenses for us. In July 2020, the Court of Justice of the E.U. in its Schrems II ruling invalidated the E.U.—U.S. Privacy Shield Framework, a self-certification mechanism that facilitated the lawful transfer of personal data from the European Economic Area to the U.S. On July 24, 2020, the European Data Protection Board confirmed that there was no grace period within which organizations would have time to transition to an alternative and valid data transfer mechanism. Mavenir is certified to the Privacy

Shield, but primarily relies on standard contract clauses and intercompany arrangements, versus Privacy Shield, for data transfers from the European Union to the United States. Mavenir continues to evaluate the impact of the Schrems II decision and is considering whether any additional steps need to be taken to continue to comply with applicable regulations in light of Schrems II. The E.U. has also proposed the ePrivacy Regulation, which will replace both the ePrivacy Directive and all the national laws implementing this directive. The ePrivacy Regulation, as proposed, would impose strict opt-in marketing rules, change rules about cookies, web beacons and related technologies and significantly increase penalties for violations. It would also retain the additional consent conditions under the GDPR. Such regulations may have a negative effect on businesses, including ours, that collect, process and use personal data, including online usage information for consumer acquisition and marketing and may increase the potential civil liability and cost of operating a business that collects, processes or uses such information and undertakes online marketing.

Regulations affecting broadband infrastructure could damage demand for our products.

Laws and regulations governing the Internet are emerging but remain largely unsettled, even in the areas where there has been some legislative action. Regulations may focus on, among other things, assessing access or settlement charges, or imposing tariffs or regulations based on the characteristics and quality of products, either of which could restrict our business or increase our cost of doing business. Government regulatory policies are likely to continue to have a major impact on the pricing of existing and new network services and, therefore, are expected to affect demand for those services and the communications products, including our products, supporting those services. There will likely be future government regulatory policies relating to migration to the cloud as these technologies become more prevalent in the U.S. and globally.

Any changes to existing laws or the adoption of new regulations by federal or state regulatory authorities or any legal challenges to existing laws or regulations affecting IP networks could materially adversely affect the market for our products. Moreover, customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products or address any regulatory changes could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to comply with our corporate governance standards, which could negatively affect our business, results of operations, financial condition, cash flows and prospects.

We may be subject to corporate governance laws and regulations. In some of the countries where we operate, corruption risks are high and compliance failure could have a material impact on our business, financial condition and brand, and there is a high focus on anti-corruption. To ensure that our operations are conducted in accordance with applicable laws and requirements, our management system will include a code of conduct and other policies and directives to govern our processes and operations. Once we become a public company, there may also be an increased demand from external stakeholders, including non-governmental organizations and investors on transparency in compliance. While we will attempt to monitor and audit internally and externally our compliance with relevant policies and directives, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, results of operations, financial condition, cash flows and prospects.

Risk Related to Indebtedness

We have outstanding debt that could limit our ability to make expenditures and investments in the conduct of our business and adversely impact our ability to obtain future financing.

We have outstanding debt. Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on or other amounts due in respect of our indebtedness. We may be required to dedicate significant cash flows from operations to make such payments, which could limit our ability to make other expenditures and investments in the conduct of our business. Our indebtedness may also reduce our flexibility in planning for or reacting to changes in our business and market conditions. Our indebtedness also exposes us to interest rate risk, since our debt obligations generally bear interest at variable rates. In addition, we may incur additional indebtedness to meet future financing needs. If we add new debt, the risks described above could increase.

Our 2018 Credit Agreement contains restrictive and financial covenants that may limit our operating flexibility.

Our 2018 Credit Agreement contains certain restrictive covenants, that, to the extent that certain amounts are outstanding thereunder, limit our ability to (1) incur additional indebtedness and liens, (2) merge with other companies or consummate certain changes of control, (3) dispose of our property, (4) make or pay certain restricted payments, (5) make certain investments, (6) pay, prepay, redeem, purchase, defease or otherwise satisfy for value prior to the scheduled maturity thereof any amount owing with respect to certain restricted debt, (7) enter into certain transactions involving payment to our affiliates, (8) changes in line of business, and (9) enter into various specified transactions, in each case, subject to certain customary exceptions. We, therefore, may not be able to engage in any of the foregoing transactions to the extent prohibited by the 2018 Credit Agreement unless we obtain the consent of our lenders or prepay the outstanding amount under the 2018 Credit Agreement. The 2018 Credit Agreement also contains a certain financial covenant which, to the extent applicable, limits the amount of secured first lien indebtedness that we may incur and also contains certain financial reporting requirements. We have pledged substantially all of our, and certain of our U.S subsidiaries’, assets under our obligations under the 2018 Credit Agreement. We may not be able to generate or sustain sufficient cash flow or sales to meet the financial covenant or pay the principal and interest under the 2018 Credit Agreement. Furthermore, our future working capital, borrowings or equity financing could be unavailable to repay or refinance the amounts outstanding under the 2018 Credit Agreement. In the event of a liquidation, our lender would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our ordinary shares would receive a portion of any liquidation proceeds only if all of our creditors, including our lender, were first repaid in full.

Risks Related to Being a Public Company

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting, administrative and other costs and expenses that we have not previously incurred or have experience with as a private company. We will be subject to the reporting requirements of the Exchange Act which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and rules subsequently implemented by the SEC and the Nasdaq impose numerous requirements on public companies, including establishment and maintenance of effective disclosure controls and procedures and internal control over financial reporting and corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements and appropriately training our employees and management. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to such companies could make our Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act enacted in April 2012, and may remain an “emerging growth company” until the last day of the year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues equals or exceeds an amount specified by regulation (currently $1.07 billion) or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For as long as we remain an “emerging growth company,” we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A ordinary shares less attractive if we rely on these exemptions. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected not to avail ourselves of this exception and therefore will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

Risks Related to this Offering and Ownership of Our Class A Ordinary Shares

The dual class structure of our ordinary shares has the effect of concentrating voting control with affiliates of Siris Capital, including control over decisions that require approval of shareholders; this will limit or preclude your ability to influence corporate matters submitted to shareholders for a vote.

Each of the Class A and Class B ordinary shares have equivalent rights to distributions from the company. However, the holders of our Class A ordinary shares offered hereby will be entitled to one vote per Class A ordinary share, and the holders of our Class B ordinary shares will be entitled to ten votes per share. After giving effect to the sale of the Class A ordinary shares offered hereby, shareholders who beneficially own Class B ordinary shares will represent    % of the combined voting power of our outstanding ordinary shares after this offering (approximately    % of the combined voting power of our outstanding ordinary shares if the underwriters exercise in full their option to purchase an additional             Class A ordinary shares).

Pursuant to our Articles of Association, each holder of our Class B ordinary shares will have the right to convert its Class B Ordinary Shares for our Class A ordinary shares, at any time, upon notice to us, on a one-for-one basis, subject to customary adjustments.

Because of the ten-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, affiliates of Siris Capital (which holds all of our outstanding Class B ordinary shares) will collectively control a majority of the combined voting power of our ordinary shares and therefore be able to control all matters submitted to our shareholders so long as affiliates of Siris Capital own a requisite percentage of our total outstanding ordinary shares. Pursuant to the Articles of Association, affiliates of Siris Capital will be entitled upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our board of directors for election so long as affiliates of Siris Capital own a requisite percentage of the combined voting power of our outstanding ordinary shares. Following the consummation of this offering, affiliates of Siris Capital will be entitled to designate individuals for nomination for election to our board of directors as follows:

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so long as affiliates of Siris Capital beneficially own, directly or indirectly, at least 50% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate six directors for nomination;

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so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 50% but at least 25% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate three directors for nomination;

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so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 25% but at least 5% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate one director for nomination; and

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in the event affiliates of Siris Capital beneficially own, directly or indirectly, less than 5% of the combined voting power of our outstanding ordinary shares, it will no longer be entitled to designate any directors for nomination.

Until such time as affiliates of Siris Capital are no longer entitled to designate individuals to be included in the nominees recommended by our Board for election to our Board, affiliates of Siris Capital will have the ability to elect all of the members it nominates to our Board, and thereby, will exert a significant amount of control over our management and affairs. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. The difference in voting rights could also adversely affect the value of our Class A ordinary shares by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B ordinary shares to have value.

In addition, authorities which will have been granted to the Board will enable the issuance of additional Class B ordinary shares to affiliates of Siris Capital after the completion of this offering. If any such additional Class B ordinary shares were to be issued to affiliates of Siris Capital, because of the ten-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, holders of Class A ordinary shares would experience a further and potentially significant lessening of their voting power and ability to influence matters submitted to our shareholders and potentially a resulting decline in the value of our Class A ordinary shares.

Additionally, affiliates of Siris Capital’s interests may not align with the interests of our other shareholders. Affiliates of Siris Capital are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us and shall have no obligation to present any such opportunities to us. Affiliates of Siris Capital may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our dual class structure may depress the trading price of our Class A ordinary shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A ordinary shares or in negative publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P, Dow Jones and FTSE Russell have each announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock or ordinary shares from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for your Class A ordinary shares. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of your Class A ordinary shares.

We will be a controlled company within the meaning of the Nasdaq rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

After the completion of this offering, our controlling shareholder will continue to control a majority of the voting power of our outstanding shares. As a result, we will be a controlled company within the meaning of the corporate governance standards of the Nasdaq. Under the Nasdaq rules, a controlled company may elect not to comply with certain corporate governance requirements of the Nasdaq, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions, including the exemption for a board of directors composed of a majority of independent directors. In addition, although we have adopted charters for our compensation committee and nominating and corporate governance committee and intend to conduct annual performance evaluations for these committees, neither of these committees will be composed entirely of independent directors immediately following the completion of this offering. The phase-in rules of the SEC and the Nasdaq with respect to the audit committee permit us to have an audit committee that has a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

Our directors may have conflicts of interest because of their ownership of equity interests of, and their employment with, Siris Capital and our affiliates.

Certain of our directors hold ownership interests in affiliates of Siris Capital and/or ownership in and employment positions with its affiliates. Such interests in affiliates of Siris Capital by our directors could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for us and for Siris Capital or its affiliates. We cannot assure you that any conflicts of interest will be resolved in our favor. For a further description of our relationship with affiliates of Siris Capital, see “Certain Relationships and Related Party Transactions.”

Our articles of association and shareholder agreement will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our articles of association and shareholders agreement, none of Siris Capital and its affiliated funds, the companies owned by such funds, any affiliates of Siris Capital or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other representatives will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our articles of association and shareholders agreement provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent or other representative of Siris Capital and its affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Siris Capital and its affiliates and representatives, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Siris Capital and its affiliates and representatives. For instance, a director of our company who also serves as a director, officer or employee of Siris Capital, its affiliates or any of their respective portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Upon consummation of this offering, our board of directors will consist of members, of whom will be employees of Siris Capital. These potential conflicts of interest could have a material and adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by any of Siris Capital to itself or its affiliated funds, the portfolio companies owned by such funds or any of their affiliates instead of to us. A description of our obligations related to corporate opportunities under our articles of association are more fully described in “Description of Share Capital --Corporate Opportunities.”

No public market for our shares currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our shares. Although our shares have been approved for listing on the Nasdaq, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The initial public offering price for our shares will be determined through our negotiations with the underwriters, and may not bear any relationship to the market price at which our shares will trade after this offering or to any other established criteria of the value of our business. The price of our shares that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, many of which are beyond our control and may not be related to our operating performance.

We may invest or spend the proceeds of this offering in ways with which you may not agree or which may not yield a return.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our shareholders, and this may not increase our operating results or the market value of our shares. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls we develop may become inadequate because of growth in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior financial reporting periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act once we cease to be an emerging growth company. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our shares.

We have expended and anticipate we will continue to expend significant resources, and we expect to provide significant management oversight, to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business and negatively impact our share price. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq.

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a public company, we will need to undertake various actions, such as implementing new internal controls and procedures. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our stock.

The preparation of our financial statements in conformity with GAAP, requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in “Management’s Discussion and Analysis of Financial Condition—Critical Accounting Policies and Significant Judgments and Estimates,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to realization of deferred tax assets, identification and measurement of uncertain tax positions, estimates to complete on percentage-of-completion projects and determination of stand-alone selling price for multiple element arrangements, goodwill impairment valuation, capitalized software development costs, accounting for long-term incentive plan and contingencies and litigation. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our stock.

Although we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2020 taxable year or in the foreseeable future, investors in our Class A ordinary shares may be subject to significant adverse U.S. federal income tax consequences if we are or become a PFIC.

Under the Code, we will be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based on our current operations, business plan, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not presently expect to be a PFIC for our 2020 taxable year or the foreseeable future. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for our 2020 taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences to U.S. Holders”) may be subject to significant adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain burdensome reporting requirements. We do not intend to provide the information that would enable investors to take a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares, even if we cease to meet the threshold requirements for PFIC status. For more information see “Material U.S. Federal Income Tax Consequences to U.S. Holders.”

If a U.S. Holder is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

We may be classified as a controlled foreign corporation (“CFC”) for the current taxable year and may be classified as a CFC in future taxable years. If we are classified as a CFC for a taxable year and a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our common shares, such U.S. Holder may be treated as a “United States shareholder” with respect to us and each CFC in our group (if any). A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” or GILTI, and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject such shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as a CFC or whether such investor is treated as a United States shareholder with respect to any of such CFCs. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the reporting and tax paying obligations discussed above. U.S. Holders should consult their tax advisors regarding the potential application of these rules to any investment in our common shares.

Transfers of our shares outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in our shares.

On completion of this offering, as noted below, it is anticipated that the new Class A ordinary shares will be issued to a nominee for The Depository Trust Company (“DTC”) and corresponding book-entry interests credited in the facilities of DTC. On the basis of current case law and HMRC practice, no charges to U.K. stamp duty or stamp duty reserve tax (“SDRT”) are expected to arise on the issue of the Class A ordinary shares into DTC’s facilities or on transfers of book-entry interests in Class A ordinary shares within DTC’s facilities and you are strongly encouraged to hold your Class A ordinary shares in book-entry form through the facilities of DTC.

A transfer of title in the Class A ordinary shares from within the DTC system to a purchaser out of DTC and any subsequent transfers that occur entirely outside the DTC system, will attract a charge to stamp duty (or SDRT to the extent there is no relevant transfer document or the stamp duty charge is not paid within prescribed time periods) at a rate of 0.5% of any consideration, which is payable by the transferee of the Class A ordinary shares. Any such stamp duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in our company books. However, if those Class A ordinary shares are redeposited into DTC, the redeposit will attract stamp duty or SDRT at the rate of 1.5% to be paid by the transferor.

In connection with the completion of this offering, we expect to put in place arrangements to require that our Class A ordinary shares held in certificated form cannot be transferred into the DTC system until the transferor of the Class A ordinary shares has first delivered the Class A ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT) may be collected in connection with the initial delivery to the depositary. Any such Class A ordinary shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put funds in the depositary to settle the resultant liability to stamp duty (and/or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

For further information about the U.K. stamp duty and SDRT implications of holding Class A ordinary shares, please see the section entitled “Material U.K. Tax Considerations—Stamp Duty and Stamp Duty Reserve Tax” of this prospectus.

Our share price may be volatile, and you may not be able to resell our Class A ordinary shares at or above the price you paid.

Our share price may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including:

•	a slowdown in the mobile network industry or the general economy;

•	United States and international regulatory, political and economic factors unrelated to our performance;

•	market conditions in the broader stock market;

•	actual or anticipated quarterly or annual variations in our results of operations from those of our competitors;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	fluctuations in the values of companies perceived by investors to be comparable to us;

•	competition from existing technologies and products or new technologies and products that may emerge;

•	the entry into, modification or termination of customer contracts;

•	developments with respect to intellectual property rights;

•	sales, or the anticipation of sales, of our Class A ordinary shares by us, our insiders or our other shareholders, including upon the expiration of contractual lock-up agreements;

•	our ability to develop and market new and enhanced solutions on a timely basis;

•	our commencement of, or involvement in, litigation or governmental investigations;

•	additions or departures of key management or technical personnel;

•	changes in governmental regulations applicable to the market we serve;

•	guidance, if any, that we may provide to the public, any changes in this guidance or our failure to meet this guidance;

•	tax developments;

•	announcements by us or our competitors of new products or services, significant contracts, commercial relationships, capital commitments or acquisitions;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results may negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

In addition, the stock markets, and the market for growth stocks in particular, have from time to time experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A ordinary shares, regardless of our actual operating performance. You may not realize any return on your investment in us and may lose some or all of your investment.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

The trading market for our Class A ordinary shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A ordinary shares may have had relatively little experience with our company, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports covering us, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

Because our initial public offering price is substantially higher than the as adjusted net tangible book value per share of our outstanding Class A ordinary shares, new investors will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the as adjusted net tangible book value per share of Class A ordinary shares based on our total tangible assets, which consist of our total assets, reduced by the amount of our total liabilities, goodwill and intangible assets immediately following this offering. Therefore, if you purchase Class A ordinary shares in this offering, you will experience immediate and substantial dilution of approximately $            per share in as adjusted net tangible book value, the difference between the price you pay for our Class A ordinary shares and its as adjusted net tangible book value per share after completion of this offering. Please read “Dilution” for more information on this calculation. Furthermore, any issuance of shares in connection with acquisitions by us, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, shareholders must rely on stock appreciation for any return on their investment.

We do not currently anticipate declaring any cash dividends to holders of our Class A ordinary shares in the foreseeable future. Consequently, investors must rely on sales of their Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our Class A ordinary shares.

Anti-takeover provisions contained in our Articles of Association, as well as provisions of English law, could impair a takeover attempt.

Certain provisions in our Articles of Association are intended to have the effect of delaying or preventing a change in control or changes in our management. For example, our Articles of Association include provisions that establish an advance notice procedure for shareholder resolutions to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. U.K. law also prohibits the passing of written shareholder resolutions by public companies. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our shareholders. For further information regarding the anti-takeover provisions, please see the section entitled “Description of Share Capital.”

We are subject to new U.S. foreign investment regulations which may impose additional burdens on or may limit certain investors’ ability to purchase our Class A ordinary shares, potentially making our Class A ordinary shares less attractive to investors.

In October 2018 the U.S. Department of Treasury announced a pilot program to implement part of the Foreign Investment Risk Review Modernization Act (“FIRRMA”), effective November 10, 2018. The pilot program expands the jurisdiction of the Committee on Foreign Investment in the United States (“CFIUS”), to include certain direct or indirect foreign investments in a defined category of U.S. companies, including certain companies in the telecommunications and mobile network industries. Among other things, FIRRMA empowers CFIUS to require certain foreign investors to make mandatory filings and permits CFIUS to charge filing fees related to such filings. Such filings are subject to review by CFIUS. Any such restrictions on the ability to purchase our Class A ordinary shares that have the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our Class A ordinary shares and could also affect the price that some investors are willing to pay for our Class A ordinary shares.

Future sales, or the perception of future sales, of our Class A ordinary shares may depress the price of our Class A ordinary shares. In addition, a significant portion of our Class A ordinary shares is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well.

If we sell, or any of our shareholders sells, a large number of our Class A ordinary shares, or if we issue a large number of shares in connection with future acquisitions, financings or other circumstances, the market price of our Class A ordinary shares could decline significantly. Moreover, the perception in the public market that we or our shareholders might sell our Class A ordinary shares could depress the market price of those shares.

We cannot predict the size of future issuances of our ordinary shares or the effect, if any, that future issuances or sales of our shares will have on the market price of such shares. Sales of substantial amounts of our Class A ordinary shares, including sales by significant shareholders, and shares issued in connection with any additional acquisition, may adversely affect prevailing market prices for our Class A ordinary shares. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate. See “Shares Eligible for Future Sale.”

After this offering, we will have                shares of Class A ordinary shares outstanding. We, all of our directors and executive officers and certain of our shareholders have agreed to a 180-day lock-up period (subject to certain exceptions) provided under agreements executed in connection with this offering. In addition, Morgan Stanley & Co. LLC may, in its sole discretion, release all or some portion of the Class A ordinary shares subject to lock-up agreements at any time and for any reason. We also intend to file a Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register all Class A ordinary shares that we may issue under our equity compensation plans. Moreover, certain shareholders have certain demand registration rights that could require us to file registration statements in connection with sales of our Class A ordinary shares by such shareholder. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Such sales by such shareholder could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting (Conflicts of Interest)” section of this prospectus. As restrictions on resale end, the market price of our Class A ordinary shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them or are released from the restrictions of the lock-up agreements prior to their expiration, which may make it more difficult for you to sell your Class A ordinary shares at a time and price that you deem appropriate.

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the markets and industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe that they generally indicate size, position and market share within these industries. Our own estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Third-party industry and general publications, research, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified any of the data from third-party sources. Similarly, other research reports sponsored by us, while believed by us to be reliable, have not been independently verified by us. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable and are subject to change based on various factors, including those discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Certain statistical information in this prospectus is based on the research report “How much can operators save with a Cloud RAN?” by Monica Paolini of Senza Fili, 2017, which was sponsored by us.

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our name, logo and registered domain names are our proprietary service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of England and Wales. Certain of the officers named herein reside outside the United States and a significant portion of the assets of the Company and all or a significant portion of the assets of such officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements,” as that term is defined in the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements other than statements of historical facts contained in this prospectus, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated include, among others:

•	our dependence on a limited number of major customers for a substantial portion of our revenue;

•	that we have incurred net losses and may not be able to achieve or sustain profitability;

•	that we are subject to significant litigation;

•	significant competition, including from larger, well-established companies;

•	the concentration of our customers and the number of subscribers they service;

•	fluctuations in our quarterly results of operations;

•	the adoption by our customers of our new product offerings;

•	delays in the speed of adoption of 5G technology by Wireless Service Providers;

•	that we must often establish and demonstrate the benefits of new and innovative offerings to customers;

•	that contractual obligations could expose us to uncapped or other significant liabilities;

•	the loss of members of our senior management team or other key employees, and our ability to attract or retain employees;

•	our ability to successfully undertake business combinations and acquisitions and/or integrate such acquisitions into our existing framework;

•	changes in effective tax rates or outcomes resulting from examinations of our tax returns;

•	our ability to utilize our net operating loss carryforwards;

•	the impact of a pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the COVID-19 pandemic on our business;

•	natural or man-made disasters and other similar events, including the COVID-19 pandemic, negatively impacting our business, financial condition and results of operations;

•	the elimination of LIBOR;

•	impairment of goodwill or other intangible assets;

•	potential labor disruptions;

•	our potential need for additional capital to support business growth and the potential unavailability of such capital on favorable terms to us or at all;

•	that infringement claims are common in our industry and we may be obligated to indemnify such claims;

•	our ability to protect our intellectual property rights;

•	currency fluctuation risks;

•	complex and evolving foreign laws and regulations governing our business;

•	reduced disclosure requirements related to our status as an emerging growth company;

•	our status as a controlled company;

•	conflicts of interest between our controlling shareholder and other holders of our Class A ordinary shares;

•	that transfers of our shares outside of DTC may be subject to stamp duty or stamp duty reserve tax in the U.K.;

•	unfavorable research or analyst reports concerning our business;

•	our present intention to retain all available funds and future earnings without paying dividends; and

•	future sales, or the perception of future sales, of our Class A ordinary shares may dilute the value or depress the price of our Class A ordinary shares.

Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $         per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus). If the underwriters exercise in full their option to purchase an additional                  Class A ordinary shares from us, we estimate the net proceeds to us will be approximately $         million.

We estimate that the offering expenses (other than the underwriting discount) will be approximately $         million.

We intend to use the net proceeds from this offering to pay $            million to Mavenir Private Holding I Ltd., an affiliated entity of Siris Capital and our controlling shareholder, to satisfy in full a note incurred by us immediately prior to this offering, to repay certain outstanding indebtedness under our 2018 Term Loans and for general corporate purposes. The $         million of indebtedness related to the 2018 Term Loans to be repaid with the proceeds of this offering matures on May 8, 2023, and as of October                , 2020, bears interest at the rate of    %. Affiliates of certain of the underwriters are lenders under the 2018 Term Loans and accordingly will receive a portion of the proceeds from this offering. An amount equal to £12,500 will be used to fund the redemption of a redeemable share in our share capital which will have been subscribed for and held by an affiliate of Siris Capital to provide us with the minimum share capital required by the U.K. Companies Act of 2006.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the amount of net proceeds to us from this offering by $         million, assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid cash dividends. We currently intend to retain any future earnings and do not anticipate paying any cash dividends on our Class A ordinary shares in the foreseeable future following the consummation of this offering. Any determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, liquidity, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay dividends on our Class A ordinary shares is limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. See “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Furthermore, we are a holding company and has no direct operations. All of our business operations are conducted through our subsidiaries. Any dividends we pay will depend upon our funds legally available for distribution, including dividends from our subsidiaries. See “Description of Share Capital—Differences in Corporate Law—Distribution and Dividends.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of July 31, 2020 (i) on an actual basis, derived from our historical consolidated balance sheet as of July 31, 2020, included elsewhere in the prospectus, (ii) on an as adjusted basis, to give effect to (a) the Corporate Reorganization (but prior to giving effect to this offering), assuming an initial public offering price of $         per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus and (b) the $20 million loan raise under the 2020 Incremental Term Loan as further described in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources” and (iii) on an as further adjusted basis, assuming an initial public offering price of $        per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses and giving effect to the repayment of certain outstanding indebtedness under our 2018 Term Loans, as described under “Use of Proceeds,” as if the consummation of this offering had occurred on July 31, 2020.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	As of July 31, 2020
	Actual	As Adjusted	As Further Adjusted
	(Unaudited)
	(dollars in thousands, except share and per share data)
Cash and cash equivalents	$47,045	$	$

Debt:
2018 Credit Agreement (net of issuance costs)	$522,610	$	$

Shareholder’s equity

Class A ordinary shares, $0.001 par value; no shares authorized, issued and outstanding, actual;             shares authorized and             shares issued and outstanding, as adjusted;             shares authorized and             shares issued and outstanding, as further adjusted

Class B ordinary shares; $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted
Additional paid-in capital	892,826
Accumulated deficit	(434,675)
Accumulated other comprehensive income	11,599

Total shareholder’s equity	469,750

Total capitalization	$992,360	$	$

DILUTION

Our net tangible book value as of July 31, 2020 was $         million, or $         per Class A ordinary share after giving effect to the conversion of all Class B ordinary shares into Class A ordinary shares. Net tangible book value per Class A ordinary share before this offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of Class A ordinary shares outstanding as of July 31, 2020 after giving effect to the conversion of all Class B ordinary shares into Class A ordinary shares.

After giving effect to (i) the sale of                 Class A ordinary shares sold by us in this offering at an assumed initial public offering price of $         per Class A ordinary share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, (ii) the Corporate Reorganization, and (iii) the conversion of all Class B ordinary shares into Class A ordinary shares, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us and the application of the net proceeds therefrom and giving effect to the repayment of certain outstanding indebtedness under our 2018 Term Loans as described in “Use of Proceeds,” our as adjusted net tangible book value as of July 31, 2020 would have been $        , or $         per Class A ordinary share. This represents an immediate increase in as adjusted net tangible book value of $         per Class A ordinary share and an immediate dilution in as adjusted net tangible book value $         per Class A ordinary share to new investors who purchase Class A ordinary shares in this offering. The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per Class A ordinary share	$
Net tangible book value per share as of July 31, 2020	$
Increase in net tangible book value per share attributable to new investors in this offering	$
As adjusted net tangible book value per share after this offering	$
Dilution of net tangible book value per share to new investors	$

Dilution has been determined by subtracting as adjusted net tangible book value per Class A ordinary share after this offering from the assumed initial public offering price per Class A ordinary share.

A $1.00 increase or decrease in the assumed initial public offering price of $         per Class A ordinary share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase or decrease total net tangible book value per share after this offering by $         per Class A ordinary share and dilution to new investors by $         per Class A ordinary share, assuming that the number of Class A ordinary shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

The following table summarizes, as of July 31, 2020, on the as adjusted basis described above, the total number of Class A ordinary shares purchased from us, the total consideration paid to us and the average price paid per share by the existing shareholders and by new investors purchasing shares from us in this offering, based on an assumed initial public offering price of $         per Class A ordinary share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us (amounts in thousands, except percentages and per share data):

	Class A Ordinary shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%			%	$
New investors

Total			%			%	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per Class A ordinary share, the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors in Class A ordinary shares and total consideration paid by all holders of Class A ordinary shares by $         million, assuming that the number of Class A ordinary shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of Class A ordinary shares offered by us would increase or decrease the total consideration paid to us by new investors in Class A ordinary shares and total consideration paid to us by all holders of Class A ordinary shares by $         million, based on an assumed initial public offering price of $         per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Class A ordinary shares, the number of Class A ordinary shares held by existing shareholders after the completion of this offering will be                    , or    % of the total Class A ordinary shares outstanding after this offering, and the number of Class A ordinary shares held by new investors will be                    , or    % of the total Class A ordinary shares outstanding after this offering.

CORPORATE REORGANIZATION

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Upon the closing of this offering, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its existing equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to the value of those equity interests. We refer to this reorganization throughout this prospectus as the “Corporate Reorganization.” As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd. will become the initial holder of Class B ordinary shares of Mavenir plc having the rights related to Class B ordinary shares as set forth in this prospectus. Except as disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other financial information included in this prospectus are those of Mavenir Private Holdings II Ltd. and its subsidiaries and do not give effect to the Corporate Reorganization. We do not expect the Corporate Reorganization to have a material effect on our consolidated financial statements, except with respect to share count, earnings per share and other per share metrics.

The purpose of the Corporate Reorganization is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering Class A ordinary shares in this offering—is a public limited company under the laws of England and Wales instead of a private company incorporated under the laws of England and Wales.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables sets forth Mavenir Private Holdings II Ltd.’s selected historical financial and operating data as of the dates and for the financial reporting periods indicated. The financial and operating data as of January 31, 2020 and 2019 and for each of fiscal 2019 and 2018 have been derived from our predecessor Mavenir Private Holdings II Ltd.’s audited consolidated financial statements included elsewhere in this prospectus. The historical financial and operating data as of July 31, 2020, and for the three months and six months ended July 31, 2020 and 2019 have been derived from our predecessor Mavenir Private Holdings II Ltd.’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. See “Financial Statements and Basis of Presentation” and “Corporate Reorganization.”

The selected historical consolidated financial information is not necessarily indicative of the results that may be expected in any future financial reporting period, and our results of operations for any interim financial reporting period are not necessarily indicative of the results to be expected for the full year. The following selected historical financial and operating data should be read in conjunction with “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. Except as described below, the following summary does not give effect to the Corporate Reorganization.

	Year Ended January 31,		Three Months Ended July 31,		Six Months Ended July 31,
	2020	2019	2020	2019	2020	2019
	(in thousands)		(in thousands)		(in thousands)
			(unaudited)		(unaudited)
Consolidated Statement of Operations Data:
Product revenue	$330,880	$287,916	$106,990	$85,217	$188,896	$150,799
Post-contract revenue	96,564	105,193	22,955	24,339	45,976	49,888

Total revenue(1)	427,444	393,109	129,945	109,556	234,872	200,687

Cost of product revenue	156,095	129,674	47,006	42,223	86,421	76,000
Cost of post-contract revenue	29,199	31,920	9,257	7,128	17,820	14,509

Cost of revenue	185,294	161,594	56,263	49,351	104,241	90,509

Gross profit	242,150	231,515	73,682	60,205	130,631	110,178
Gross profit margin	57%	59%	57%	55%	56%	55%
Research and development expenses	89,353	90,681	22,046	21,641	43,319	45,908
Selling, general and administrative expenses	154,771	134,017	33,641	34,278	67,807	95,239
Restructuring expenses and other	8,557	28,911	2,102	1,037	2,162	5,603

Total operating expenses	437,975	415,203	114,052	106,307	217,529	237,259

Operating profit (loss)	(10,531)	(22,094)	15,893	3,249	17,343	(36,572)
Interest (income)	(388)	(205)	(380)	(53)	(907)	(189)
Interest expense	52,478	74,216	10,976	13,286	22,619	26,380
Foreign exchange loss (gain) and other, net	14,925	598	411	(9,818)	(4,523)	(8,186)

Profit (loss) before income tax expense	(77,546)	(96,703)	4,886	(166)	154	(54,577)
Income tax (benefit) expense	3,497	523	2,321	(1,009)	5,711	(336)

Net profit (loss)	$(81,043)	$(97,226)	$2,565	$843	$(5,557)	$(54,241)

Basic and diluted net profit (loss) per ordinary share(2)	$(19,623)	$(24,307)	$428	$211	$(930)	$(13,560)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	4.13	4.00	6.00	4.00	5.98	4.00

Pro forma net profit (loss) per ordinary share (unaudited)(3)

(1)

On February 1, 2018 the Company adopted ASC 606 (“Revenue from contracts with customers”) using the modified retrospective method of adoption with the cumulative impact of $10.8 million recognized in retained earnings (accumulated deficit) as of February 1, 2018.

(2)

Earnings per share is calculated based on Mavenir Private Holdings II Ltd. outstanding shares. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods we use to calculate basic and diluted net loss per ordinary share.

(3)

Pro forma net profit (loss) per ordinary share is calculated using the number of ordinary shares outstanding after giving effect to the Corporate Reorganization, assuming an initial public offering price of $                per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Upon the closing of this offering, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to the value of those equity interests.

	As of January 31,		As of July 31,
	2020	2019	2020
	(in thousands)		(in thousands) (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$78,044	$46,362	$47,045
Total assets	1,427,594	1,363,220	1,412,315
Long term obligations	523,786	526,138	522,610
Total shareholder’s equity	451,343	402,254	469,750

Non-GAAP Financial Information (Unaudited):

	Year Ended January 31,		Three Months Ended July 31,		Six Months Ended July 31,
	2020	2019	2020	2019	2020	2019
	(In thousands)		(in thousands)		(in thousands)
			(unaudited)		(unaudited)
Net income (loss)—GAAP	$(81,043)	$(97,226)	$2,565	$843	$(5,557)	$(54,241)
Foreign currency (gain) / loss	14,925	598	411	(9,818)	(4,523)	(8,186)
Restructuring and other	8,557	28,911	2,102	1,037	2,162	5,603
Acquisition and integration costs	—	13,748	—	—	—	—
Siris Capital sponsor expenses	2,168	2,597	279	177	571	474
Interest (income)	(388)	(205)	(380)	(53)	(907)	(189)
Interest expense	52,478	74,216	10,976	13,286	22,619	26,380
Legal contingencies and settlements	31,919	—	1,165	2,426	1,516	32,287
Offering costs	—	—	2,697	443	2,697	443
Income tax (benefit) expense	3,497	523	2,321	(1,009)	5,711	(336)
Depreciation and amortization	73,012	74,205	18,015	18,744	35,641	37,305

Adjusted EBITDA(1)	$105,125	$97,367	$40,151	$26,076	$59,930	$39,540

Revenues	$427,444	$393,109	$129,945	$109,558	$234,872	$200,687
Adjusted EBITDA margin(1)	25%	25%	31%	24%	26%	20%

(1)

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and for a discussion of these measures, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Net Income” and “—Non-GAAP Financial Measures” in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections “Prospectus Summary—Summary Historical Financial and Operating Data,” “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. See “Special Note Regarding Forward-Looking Statements.” Future results could differ significantly from the historical results presented in this section.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), is provided to supplement the consolidated financial statements and the related notes included elsewhere in this prospectus. We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in key items in those financial statements from year to year, and the primary factors that accounted for those changes. The MD&A is organized as follows:

•

Overview.    This section provides a general description of our business as well as trends and other factors affecting our business that we believe are necessary to understand our financial condition and results of operations.

•

Results of Operations.    This section provides a discussion of the results of operations on a historical basis for the fiscal years ended January 31, 2020 and 2019 and the three months and six months ended July 31, 2020 and 2019.

•	Liquidity and Capital Resources. This section provides an analysis of our ability to generate cash and to meet existing known or reasonably likely future cash requirements.

•

Critical Accounting Policies and Significant Judgments Estimates.    This section discusses the accounting policies and estimates that we consider important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Data for the fiscal years ended January 31, 2020 and 2019 has been derived from our audited consolidated financial statements. Data for the three months and six months ended July 31, 2020 and 2019 has been derived from our unaudited interim condensed consolidated financial statements.

Overview

We provide software to drive the digital transformation of mobile networks. Our suite of cloud-native software applications delivers the critical network functionality that allows Wireless Service Providers to meet the needs of their enterprise and consumer customers. These software solutions are deeply embedded in the Wireless Service Provider networks to securely deliver and operate complex, mission-critical mobile services such as voice, messaging, video and connectivity that helps them to unlock new revenue opportunities. We are at the forefront of disruption in the mobile network infrastructure industry enabling networks to become more agile, flexible and scalable while reducing total cost of ownership (“TCO”). We believe that we are the only U.S. headquartered company with end-to-end, cloud-native, 5G capabilities.

There is a significant increase in demand for digital transformation to reduce cost while delivering additional value to consumers and enable new complex industrial use cases including private networks for enterprises and industries. This follows the trend set by a growing percentage of enterprises that have successfully adopted the cloud for digital transformation, which has led to the genesis of a new breed of enterprise software market leaders. Mavenir’s leadership position with our mobile communications software stack is well placed to capitalize on this digital transformation in the Wireless Service Provider market.

With the advent of 5G, we believe that mobile networks that already support multi-billion mobile subscriptions today need to be efficient and effective enough to address tens of billions of connected devices in the 5G/Internet of Things (“IoT”) era, and the consequent rise in new use cases and applications. In addition, the current global pandemic caused by Covid-19 has increased mobile network traffic and usage of all forms of communication services as more employees are working from home or in remote locations. According to International Data Corporation, with data usage already predicted to grow at high levels, the COVID-19 pandemic merely added fuel to the fire. Many operators reported that they saw double-digit growth in mobile data traffic during the height of the pandemic. 5G is capable of supporting these immense leaps in data traffic. Combine that with the ability to enable near-real-time network responsiveness, the advantages of migrating many uses and functions to a 5G network become readily apparent.

Our customer base consists of over 250 Wireless Service Providers, who serve close to 4 billion subscribers across approximately 120 countries. This base includes 17 of the 20 largest Wireless Service Providers, including each of the three largest Wireless Service Providers in the U.S. As of September 30, 2020, 50% of our customers have been customers of Mavenir for 12 or more years.

Trends and Factors Affecting our Financial Condition

We generate revenues from product revenue and post-contract support. Our products primarily consist of software solutions that run on COTS hardware. We also generate post-contract revenues from customer support and software maintenance agreements.

We plan to grow our business by: continuing to pursue opportunities within our global customer base; capitalizing on market shifts, including 5G adoption and transitions to virtualized solutions such as vRAN; attracting new customers with our solutions; and scaling our sales efforts through new distribution channels. Wireless Service Providers are adjusting to exponentially growing data requirements by rapidly virtualizing their networks to reduce TCO. Adapting to this shift creates an opportunity for us to continue leveraging our first-mover advantage and expertise in designing web-scale mobile networks for our customers. Our approach allows our customers to quickly and efficiently deploy and scale new services while reducing overall network costs, all of which we believe will continue to grow revenue by increasing the solutions existing customers will purchase from us and helping us attract new customers.

The market for mobile network infrastructure products and solutions is highly competitive and rapidly evolving to include new competitors. The market is subject to changing technology trends and shifting subscriber needs and expectations that compel our customers to introduce new services frequently to generate revenue and enhance subscriber loyalty. With the growth of 4G LTE technology and rollout of 5G services, we expect competition to continue for all of our solutions and in all of our markets.

We believe there are a number of important factors to compete effectively in our market, including: market recognition, the ability to provide a comprehensive set of solutions, competitive pricing and flexibility to offer customized solutions and implementation approaches. We also believe the ability to provide the effectiveness of a web-scale approach is very important given the need for Wireless Service Providers to transfer their networks to add flexibility and reduce TCO. We believe that the flexibility and reduction in TCO that our web-scale approach provides will allow us to differentiate ourselves. We believe that we compete effectively against large-scale traditional vendors because of our cloud-native open interface for NFV, the features we offer within our solutions, our flexibility in delivering well-optimized solutions with specific feature set required for each Wireless Service Provider’s unique network requirements, the timeliness of delivering solutions, and competitive pricing. We believe that the large infrastructure vendors generally face structural challenges to both support their traditional hardware-centric businesses and deliver the innovative next-generation solutions. We also believe that we compete well against smaller point-service providers that have the ability to deliver one or more network functions, but lack the ability to deliver end-to-end solutions across the entire network stack.

Our lengthy sales cycle typically extends from three to eighteen months and can affect recognition of our revenues. The decision by a Wireless Service Provider to purchase our solutions often involves a long evaluation, qualification and competitive bid process. During the evaluation period, a customer may stop, defer or scale down proposed orders of solutions for various reasons, including a reduction in availability of capital expenditures funds and budgets, reduced need to upgrade their systems and deferrals in anticipation of new products. Once an order is received, the deployment cycle is also lengthy and our costs to deploy our solutions can be significant. Slower deployments may delay recognition of our revenues due to delays in milestone achievements and increased costs due to the inability to redeploy personnel to newer deployments for other customers. Slower deployments may also delay the purchase of additional solutions. Generally, we are able to “upsell” additional solutions in order to enhance a Wireless Service Provider’s product offering to its users.

Financial Highlights

Years ended January 31, 2020 and 2019

GAAP financial highlights include:

•	For fiscal 2019, we generated revenues of $427.4 million, representing growth of 8.7% over fiscal 2018, which was $393.1 million.

•	Revenues from our products increased by 14.9% for fiscal 2019 to $330.9 million from $287.9 million in fiscal 2018.

•

We experienced revenue decrease of 13.4% in the Americas region, decrease of 6.3% in the Europe, Middle East and Africa region (“EMEA”), and an increase of 179.8% in the Asia-Pacific region (“APAC”), for fiscal 2019 compared to fiscal 2018.

•	Gross profit in fiscal 2019 increased to $242.2 million, or 56.7% of revenue, compared to $231.5 million, or 58.9% of revenue, in fiscal 2018.

•	Net losses in fiscal 2019 decreased by 16.7% to $81.0 million from $97.2 million in fiscal 2018.

Non-GAAP financial highlights include:

•	Adjusted EBITDA improved to $105.1 million in fiscal 2019 from $97.4 million in fiscal 2018. The $7.7 million improvement is mainly due to revenue growth.

•	Adjusted EBITDA Margin slightly decreased to 24.6% in fiscal 2019, compared to 24.8% in fiscal 2018.

Six months ended July 31, 2020 and 2019

GAAP financial highlights include:

•	For the six months ended July 31, 2020, we generated revenues of $234.9 million, representing growth of 17% over the six months ended July 31, 2019, which was $200.7 million.

•	Revenues from our products increased by 25% for the six months ended July 31, 2020 to $188.9 million from $150.8 million in for the six months ended July 31, 2019.

•

We experienced a revenue increase of 8% in the Americas region reflecting growth in RCS & Voice , an increase of 42% in the EMEA region associated with the completion of a number of IMS projects, and an increase of 19% in the APAC region by growth in cloud and messaging software, for the six months ended July 31, 2020 compared to the six months ended July 31, 2019.

•	Gross profit for the six months ended July 31, 2020 increased to $130.6 million, or 56% of revenue, compared to $110.1 million, or 55% of revenue, for the six months ended July 31, 2019.

•	Net losses for the six months ended July 31, 2020 decreased by 90% to $5.5 million from $54.2 million for the six months ended July 31, 2019.

Non-GAAP financial highlights include:

•

Adjusted EBITDA improved to $59.9 million for the six months ended July 31, 2020 from $39.5 million for the six months ended July 31, 2019. The $20.4 million improvement is mainly due to increase in gross profit.

•	Adjusted EBITDA Margin increased to 26% for the six months ended July 31, 2020, compared to 20% for the six months ended July 31, 2019.

Three months ended July 31, 2020 and 2019

GAAP financial highlights include:

•	For the three months ended July 31, 2020, we generated revenues of $129.9 million, representing growth of 19% over the three months ended July 31, 2019, which was $109.6 million.

•	Revenues from our products increased by 26% for the three months ended July 31, 2020 to $106.9 million from $85.2 million for the three months ended July 31, 2019.

•

We experienced a revenue increase of 12% in the Americas region from RCS and voice, an increase of 66% in the EMEA region due to completion of IMS deployments, and an increase of 2% in the APAC region driven by growth in cloud and messaging software, for the three months ended July 31, 2020 compared to the three months ended July 31, 2019.

•	Gross profit for the three months ended July 31, 2020 increased to $73.6 million, or 57% of revenue, compared to $60.2 million, or 55% of revenue, for the three months ended July 31, 2019.

•	Net profit for the three months ended July 31, 2020 increased by 204% to $2.6 million from $0.84 million for the three months ended July 31, 2019.

Non-GAAP financial highlights include:

•

Adjusted EBITDA improved to $40.2 million for the three months ended July 31, 2020 from $26.1 million for the three months ended July 31, 2019. The $14.1 million improvement is mainly due to increase in gross margin.

•	Adjusted EBITDA Margin increased to 31% for the three months ended July 31, 2020, compared to 24% for the three months ended July 31, 2019.

For a discussion of these non-GAAP financial measures and a reconciliation of GAAP and non-GAAP financial results, please refer to “—Non-GAAP Financial Measures” included elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Impact of COVID-19 on our Results of Operations

The COVID-19 pandemic has had, and continues to have, a significant impact on the world economy and the geographies in which we operate and sell our solutions. While the pandemic’s effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, COVID-19 had a minimal net impact on our revenues for the first and second quarters of 2020. The extent to which the COVID-19 pandemic impacts our business going forward will depend on numerous evolving factors we cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer, business, and government spending on technology as well as customers’ ability to pay for our products and services on an ongoing basis. This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Some of the effects of the pandemic on our operations have been as follows:

•

While we have not to date experienced a significant net impact on revenues or project milestone billings, we are experiencing some delays in product deployments in selected regions due to the need for on-site access and reduced availability of on-site personnel to receive hardware deliveries. To date these impacts have been mitigated in a short time. If such delays were to continue or were to occur on a significant/material deployment the timing of revenue recognition and related milestone payments could be impacted.

•

Our 2018-2019 restructuring plan included estimated costs for the reduction of office space in Israel. However due to the pandemic’s impact on the commercial real estate market in Israel, we adjusted our estimates related to the remaining space that has yet to be sub-leased. The effect of this change resulted in a charge to restructuring costs of $1.8 million in the second quarter of 2020.

•

We are also experiencing some increase in the time to close some new agreements as customer personnel are more distributed causing approval processes to be extended. If this were to continue, our revenue streams may be negatively affected.

For a description of the some of the risks of the COVID-19 pandemic that may affect our business, please see “Risk Factors—Risks Relating to Economic Factors and the Global Economy—A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business” and “—Natural or man-made disasters and other similar events, including the COVID-19 pandemic, may significantly disrupt our business, and negatively impact our business, financial condition and results of operations.”

Key Operating and Financial Performance Metrics

We monitor and evaluate the key operating and financial performance metrics noted below to help us establish our budgets, measure our business operating performance, assess trends and evaluate our performance as compared to that of our competitors. We discuss revenue, gross profit margin, Adjusted EBITDA, Adjusted EBITDA Margin, operating results and bookings from new customers below under “—Components of Net Income.” We discuss cash and cash equivalents and cash flows used in operations below under “—Liquidity and Capital Resources.”

	Year Ended January 31,
	2020	2019
	(dollars in thousands)
Revenues	$427,444	$393,109
Gross profit margin	56.7%	58.9%
Loss from operations	$(10,531)	$(22,094)
Adjusted EBITDA(1)	$105,125	$97,367
Adjusted EBITDA margin(1)	24.6%	24.8%
Cash and cash equivalents	$78,044	$46,362
Cash flows used in operations	$(23,754)	$(29,130)
Bookings from new customers	$31,844	$27,269

	Six months ended July 31,
	2020	2019
	(dollars in thousands)
Revenues	$234,872	$200,687
Gross profit margin	55.6%	54.9%
Profit (Loss) from operations	$17,343	$(36,572)
Adjusted EBITDA(1)	$59,930	$39,540
Adjusted EBITDA margin(1)	26%	20%
Cash and cash equivalents	$47,045	$21,542
Cash flows used in operations	$(8,995)	$(8,550)
Bookings from new customers	$30,540	$24,289

	Three months ended July 31,
	2020	2019
	(dollars in thousands)
Revenues	$129,945	$109,556
Gross profit margin	57%	55%
Profit from operations	$15,893	$3,249
Adjusted EBITDA(1)	$40,151	$26,076
Adjusted EBITDA margin(1)	31%	24%
Cash and cash equivalents	$47,045	$21,542
Bookings from new customers	$6,873	$24,126

(1)	Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures and for a discussion of these measures please refer to ”—Components of Net Income” and “—Non-GAAP Financial Measures”.

Components of Net Income

Revenue

Revenue from our solutions is generated from product revenue and post-contract support. Product revenue primarily includes licensing of software products, installation services and customizations. Post-contract support revenue is derived primarily from providing technical software support services, unspecified software updates and upgrades to customers on a when and if available basis. Post-contract support revenues are lower during software warranty periods (typically one to three years) and increase after the expiration of such warranty periods. Please refer to Note 1 “Business, Organization and Summary of Significant Accounting Policies” and Note 3 “Revenues” to our consolidated financial statements included elsewhere in this prospectus, for a detailed description of our revenue recognition.

Bookings from New Customers

New customer bookings are used by the Company to track against our growth strategy of attracting new customers. A customer that had not previously placed a new purchase with us, for the prior two fiscal years, is defined as a new customer. We define new customer bookings as orders received from these new customers during the fiscal year in which they are identified as a new customer.

Cost of Revenue

The Company’s cost of revenue primarily consists of compensation and related overhead expenses for personnel involved in the customization of its products, customer delivery and maintenance and professional services, material costs, contractor costs, third-party royalties and software license fees, depreciation of equipment used in operations, and amortization of certain purchased intangible assets.

Gross Profit and Gross Profit Margin

Gross profit is the calculation of total revenue minus total cost of revenue. Our gross profit margin is our gross profit expressed as a percentage of revenue. Our gross profit margin has been and will continue to be affected by a variety of factors, including the types of revenue, cost fluctuations and reduction activities, including technological changes.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance. Adjusted EBITDA is defined as net income (loss) before depreciation and amortization, net interest expense, income tax expense (benefit), restructuring expenses, sponsor expenses, offering costs, non-recurring legal contingencies and settlements and foreign exchange (gain) loss. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of our revenues. We believe that Adjusted EBITDA and Adjusted EBITDA margin are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate to our ongoing business performance. Please refer to “—Non-GAAP Financial Measures”.

Operating Expenses

Operating expenses consist of research and development, selling, marketing, general and administrative expenses and restructuring and other expenses. Salaries and personnel costs are the most significant component of each of these expense categories.

Research and Development Expenses.    Research and development expenses primarily consist of salaries and personnel costs for research and development employees. Additional expenses include costs related to development, consulting, travel and other related overhead such as facility costs. Additionally, on a very limited basis, we supplement our own research and development resources with third-party international and domestic subcontractors for software development. We believe continuing to invest in research and development efforts is essential to maintaining our competitive position. We expect research and development expenses to increase in the foreseeable future as we continue to broaden our product portfolio.

Selling, General and Administrative.    Selling, general and administrative expenses primarily consist of salary and personnel costs for administration, finance and accounting, legal, information systems and human resources employees. Additional expenses include consulting and professional fees, settlement of legal claims, travel, insurance, other corporate expenses and expenses related to our acquisitions, including the amortization of intangible assets.

Restructuring and Other Expenses.    The Company has developed and implemented restructuring initiatives, primarily in connection with its acquisitions, to improve efficiencies across the organization, reduce operating expenses, and better align its resources to market conditions. As a result of these plans, the Company has recorded restructuring expenses comprised principally of employee severance and associated termination costs related to the reduction of its workforce and office closures.

Operating Results

Operating results are calculated by subtracting our total operating expenses from our gross profits. We use operating results to analyze the profitability of our operations without the effects of non-operating income and expenses.

Net Interest Expense

Net interest expense consists of the difference between interest income and interest expense. Interest income represents interest received on our cash and cash equivalents. Our interest expense is due to commercial loans. See “—Liquidity and Capital Resources” elsewhere in this section.

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense/benefit) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the consolidated statement of operations.

From time to time, the Company has business transactions in which the tax consequences are uncertain. Significant judgment is required in assessing and estimating the tax consequences of these transactions. The Company prepares and files tax returns based on its interpretation of tax laws. In the normal course of business, the Company’s tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax, interest and penalty assessments.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. If it is not, the second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. There is considerable judgment involved in determining whether positions taken on the tax return are more-likely-than-not of being sustained and determining the likelihood of various potential settlement outcomes.

The Company adjusts its estimated liability for uncertain tax positions periodically because of new information discovered as a function of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The combined tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate as well as any related estimated interest. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax (benefit) expense.

As part of the Company’s accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment expenses associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the fiscal period any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible pursuant to the Company’s existing tax structure; however, deferred taxes have been recorded for non-deductible amortization expenses as a part of the purchase price allocation process. The Company has taken into account the allocation of these identified intangibles among different taxing jurisdictions, including those with nominal or zero percent tax rates, in establishing the related deferred tax liabilities. Under the FASB’s guidance, the income tax benefit from future releases of the acquisition date valuation allowances or income tax contingencies, if any, are reflected in the income tax provision in the consolidated statements of operations, rather than as an adjustment to the purchase price allocation. All deferred tax liabilities and assets in the consolidated balance sheets are classified as non-current.

Stock-Based Compensation

In 2017, the Company adopted the 2017 Long Term Incentive Plan (the “LTIP”) pursuant to which certain employees were offered a right to participate in the equity value creation of the Company in the form of awards of Incentive Rights (“IRs”). Seventy percent of the IRs are subject to time-based graded vesting of a period of three years, subject to the participant’s continued employment through each vesting date, and can only become payable, to the extent vested, upon a Liquidity Event, provided, that any unvested IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. Thirty percent of the IRs vest on the first anniversary of a Sale Event, subject to the participant’s continued employment through such date. A Liquidity Event (as defined in the LTIP) refers to a distribution (other than a tax distribution) to the parent members, including a Sale Event. A Sale Event (as defined in the LTIP) generally includes a change in control event as well as the sale of substantially all of the Company’s assets. If a Sale Event has not occurred prior to the seventh anniversary of the effective date, then the IRs will terminate without the payment of any consideration to the participants. Vested IRs are entitled to participate in a portion of the net cash proceeds received by the holders in excess of the aggregate strike price of such units, initially set as the amount of invested capital by Parent Members and any subsequent increase in the fair value of the Company and its subsidiaries. The IRs can be settled in shares of Company stock, cash or a combination thereof.

The unrecognized compensation cost is approximately $8,706 as of July 31, 2020. Since a Liquidity Event has not occurred as of July 31, 2020, there are no vested IRs that are payable. Further, as of July 31, 2020 a Liquidity Event is not probable and as such no compensation has been recorded since adoption of the LTIP. The consummation of this offering does not constitute a Liquidity Event. Under the LTIP, the compensation committee has discretion to waive or accelerate the vesting of outstanding IRs in connection with an initial public offering. The compensation committee is currently evaluating the IR program to determine the treatment of the IRs in connection with this offering. For additional information regarding the LTIP, please see the section below entitled “Executive Compensation—Compensation of Named Executive Officers—2017 Long Term Incentive Plan.”

Results of Operations

Comparison for fiscal 2019 and 2018

Summary

	Year Ended January 31,
	2020	2019
	(dollars in thousands)
Consolidated Statement of Operations Data:
Product revenue	$330,880	$287,916
Post-contract revenue	96,564	105,193

Total revenue	427,444	393,109

Cost of product revenue	156,095	129,674
Cost of post-contract revenue	29,199	31,920

Cost of revenue	185,294	161,594

Gross profit	242,150	231,515
Gross profit margin	56.7%	58.9%
Research and development expenses	89,353	90,681
Selling, general and administrative expenses	154,771	134,017
Restructuring expenses and other	8,557	28,911

Total operating expenses	437,975	415,203

Operating loss	(10,531)	(22,094)
Interest (income)	(388)	(205)
Interest expense	52,478	74,216
Foreign exchange loss and other, net	14,925	598

Loss before income tax expense	(77,546)	(96,703)
Income tax (benefit) expense	3,497	523

Net loss	$(81,043)	$(97,226)

Revenue

	Year Ended January 31,				Change
	2020	% of Total Revenue	2019	% of Total Revenue	Amount	%
	(dollars in thousands)
Revenue by type:
Products	$330,880	77%	$287,916	73%	$42,964	15%
Post-contract support	96,564	23%	105,193	27%	(8,629)	-8%

Total revenue	427,444	100%	$393,109	100%	$34,335	9%

Revenue by geographic area:
Americas	$230,188	54%	$265,955	68%	$(35,767)	-14%
Europe, Middle East and Africa	79,834	19%	85,190	21%	(5,356)	-6%
Asia-Pacific	117,422	27%	41,964	11%	75,458	180%

Total revenue	$427,444	100%	$393,109	100%	$34,335	9%

Revenue increased $34.3 million, or 8.7%, to $427.4 million for fiscal 2019 from $393.1 million for fiscal 2018. Product revenue grew $43.0 million, or 14.9%, to $330.9 million in fiscal 2019 from

$287.9 million in fiscal 2018, primarily as a result of growth of our core solutions. Our product revenue growth was primarily the result of a significant new customer relationship. Post-contract support revenue decreased $8.6 million, or 8.2%, to $96.6 million in fiscal 2019 from $105.2 million in fiscal 2018. This is mainly from a reduction in legacy messaging deployments that were taken out of service. Our revenues were $361.5 million for fiscal year 2017, increasing $31.6 million, or 8.7%, to $393.1 million for fiscal year 2018.

Total revenue from the Americas region decreased by $35.8 million, or 13.5%, to $230.2 million for fiscal 2019 from $266.0 million for fiscal 2018. The decrease is mainly from delays in purchase from one of our largest customer. Revenues in the EMEA region decreased $5.4 million, or 6.3%, to $79.8 million in fiscal 2019 from $85.2 million in fiscal 2018. The decrease is mainly due to lower post contract support revenue related to legacy messaging deployments that were taken out of service. Revenues in the APAC region increased $75.5 million, or 179.8%, to $117.4 million in fiscal 2019 from $42.0 million in fiscal 2018. The increase is mainly due to a significant new customer relationship obtained during the period.

Cost of Revenue and Gross Profit

	Year Ended January 31,				Change
	2020	% of Related Revenue	2019	% of Related Revenue	Amount	%
	(dollars in thousands)
Cost of revenue
Products	$156,095	47.2%	$129,674	45.0%	$26,421	20.4%
Post-contract support	29,199	30.2%	31,920	30.3%	(2,721)	-8.5%

Total	185,294	43.3%	$161,594	41.1%	$23,700	14.7%

Gross profit
Products	$174,785	52.8%	$158,242	55.0%	$16,543	10.5%
Post-contract support	67,365	69.8%	73,273	69.7%	(5,908)	-8.1%

Total	$242,150	56.7%	$231,515	58.9%	$10,635	4.6%

Our cost of revenue increased $23.7 million, or 14.7%, to $185.3 million for fiscal 2019 from $161.6 million in fiscal 2018. Cost of revenue increased mostly due to increase in revenue in fiscal year 2019 and the impact of product mix.

Total gross profit increased $10.6 million, or 4.6%, to $242.2 million for fiscal 2019, from $231.5 million for fiscal 2018. Gross profit margin slightly decreased to 56.7% for fiscal 2019 from 58.9% in fiscal 2018. The increase in gross profit was primarily due to increase in revenue in fiscal year 2019.

Operating Expenses

	Year Ended January 31,				Change
	2020	% of Revenue	2019	% of Revenue	Amount	%
	(dollars in thousands)
Research and development	$89,353	20.9%	$90,681	23.1%	$(1,328)	-1.5%
Selling, general and administrative	154,771	36.2%	134,017	34.1%	20,754	15.5%
Restructuring and other	8,557	2.0%	28,911	7.4%	(20,354)	-70.4%

Total	$252,681	59.1	$253,609	64.5%	$(4,928)	-1.9%

Research and Development

Research and development expenses decreased slightly by $1.3 million, or 1.5%, for fiscal 2019, compared to the prior fiscal year. The decrease is due to the increase in certain employees being used for 5G projects that we are capitalizing until the projects are generally available for release to our customers.

Selling, General and Administrative

Selling, general and administrative expenses increased by $20.8 million, or 15.5%, for fiscal 2019, compared to the prior fiscal year. The increase was primarily attributable to the settlement of a number of legal proceedings during fiscal 2019 partially offset by a decrease in current costs.

Restructuring expenses and other

Restructuring expenses decreased by $20.4 million, or 70.4%, for fiscal 2019, compared to the prior fiscal year primarily as a result of completion of synergy and integration during fiscal 2019.

Net Interest Expense

	Year Ended January 31,				Change
	2020	% of Revenue	2019	% of Revenue	Amount	%
	(dollars in thousands)
Interest income	$(388)	-0.1%	$(205)	-0.1%	$(183)	89.3%
Interest expense	52,478	12.3%	74,216	18.9%	(21,738)	-29.3%

Total net interest expense	$52,090	12.2%	$74,011	18.8%	$(21,921)	-29.6%

Interest expense decreased to $52.5 million or 29.3%, in fiscal 2019 from $74.2 million in fiscal 2018 primarily due to the refinancing of debt that occurred in May 2018 for which a full year of the impact occurred in fiscal 2019.

Foreign Exchange and other

Foreign exchange loss increased by $14.3 million, to $14.9 million for fiscal 2019 from a loss of $0.6 million for fiscal 2018. This is due to currency fluctuations during the respective periods, primarily from the BRL, EUR and ILS currencies and an increase of $3.6 million in factoring expenses in fiscal 2019.

Income Taxes

Income tax expense was $3.5 million for fiscal year ended January 31, 2020 compared to income tax expenses of $0.5 million for January 31, 2019. The $3.0 million difference in tax provision for fiscal 2019 versus fiscal 2018 is primarily due to difference in the loss before tax multiplied by the U.K. statutory tax rate $3.6 million, disallowed interest and foreign exchange on intercompany loans $1.4 million, net tax losses not benefitted $(9.0) million, differences between the U.K. statutory tax rate and non-U.K. jurisdictions $1.8 million, withholding taxes $1.0 million, transaction costs $1.3 million and other permanent items and tax adjustments $2.7 million.

For the fiscal year ended January 31, 2020 and 2019, the tax provisions computed at the U.K. statutory tax rate were different than the tax provisions recorded primarily due to increases in valuation allowances, differences between the U.K. statutory rate and the rates in non-U.K. jurisdictions, the impact of non-deductible expenses, increases in unrecognized tax benefits and other permanent items and tax adjustments.

Comparison for six months ended July 31, 2020 and 2019

Summary

	Six months ended July 31,
	2020	2019
	(dollars in thousands)
Consolidated Statement of Operations Data:
Product revenue	$188,896	$150,799
Post-contract revenue	45,976	49,888

Total revenue	234,872	200,687

Cost of product revenue	86,421	76,000
Cost of post-contract revenue	17,820	14,509

Cost of revenue	104,241	90,509

Gross profit	130,631	110,178
Gross profit margin	56%	55%
Research and development expenses	43,319	45,908
Selling, general and administrative expenses	67,807	95,239
Restructuring expenses and other	2,162	5,603

Total operating expenses	217,529	237,259

Operating Profit (loss)	17,343	(36,572)
Interest (income)	(907)	(189)
Interest expense	22,619	26,380
Foreign exchange loss (gain) and other, net	(4,523)	(8,186)

Profit (loss) before income taxes	154	(54,577)
Income tax (benefit) expense	5,711	(336)

Net profit (loss)	$(5,557)	$(54,241)

Revenue

	Six months ended July 31,				Change
	2020	% of Total Revenue	2019	% of Total Revenue	Amount	%
	(dollars in thousands)
Revenue by type:
Products	$188,896	80%	$150,799	75%	$38,097	25%
Post-contract support	45,976	20%	49,888	25%	(3,912)	-8%

Total revenue	234,872	100%	$200,687	100%	$34,185	17%

Revenue by geographic area:
Americas	$127,778	54%	$118,394	59%	$9,384	8%
Europe, Middle East and Africa	55,742	24%	39,225	20%	16,517	42%
Asia-Pacific	51,352	22%	43,068	21%	8,284	19%

Total revenue	$234,872	100%	$200,687	100%	$34,185	17%

Revenue increased by $34.1 million, or 17%, to $234.8 million for the six months ended July 31, 2020 from $200.7 million for the six months ended July 31, 2019. Product revenue grew by $38.0 million, or 25%, to $188.8 million for the six months ended July 31, 2020 from $150.8 million for the six months ended July 31, 2019, primarily as a result of growth of our core solutions. Our product revenue growth was the result of an increase in bookings period over period. Post-contract support revenue decreased $3.9 million, or -8%, to $45.9 million for the six months ended July 31, 2020 from $49.8 million for the six months ended July 31, 2019. This is mainly from a reduction in legacy messaging deployments that were taken out of service. For the last twelve months ended July 31, 2019, our revenues were $408.6 million.

Total revenue from the Americas region increased by $9.3 million, or 8%, to $127.7 million for the six months ended July 31, 2020 from $118.4 million for the six months ended July 31, 2019. Revenues in the EMEA region increased $16.5 million, or 42%, to $55.7 million for the six months ended July 31, 2020 from $39.2 million for the six months ended July 31, 2019. Revenues in the APAC region increased $8.2 million, or 19%, to $51.3 million for the six months ended July 31, 2020 from $43.0 million for the six months ended July 31, 2019. The increase in revenue for all regions was mainly a result of an increase in bookings period over period.

Cost of Revenue and Gross Profit

	Six months ended July 31,				Change
	2020	% of Related Revenue	2019	% of Related Revenue	Amount	%
	(dollars in thousands)
Cost of revenue
Products	$86,421	46%	$76,000	50%	$10,421	14%
Post-contract support	17,820	39%	14,509	29%	3,311	23%

Total	104,241	44%	$90,509	45%	$13,732	15%

Gross profit
Products	$102,475	54%	$74,799	50%	$27,676	37%
Post-contract support	28,156	61%	35,379	71%	(7,223)	-20%

Total	$130,631	56%	$110,178	55%	$20,453	19%

Our cost of revenue increased by $13.7 million, or 15.2%, to $104.2 million for the six months ended July 31, 2020 from $90.5 million for the six months ended July 31, 2019. Cost of revenue increased in accordance with increase in revenue.

Total gross profit increased $20.4 million, or 18.6%, to $130.6 million for the six months ended July 31, 2020, from $110.1 million for the six months ended July 31, 2019. Gross profit margin slightly increased to 55.6% for the six months ended July 31, 2020 from 54.9% for the six months ended July 31, 2019. The increase in gross profit was primarily due to the increase in revenue.

Operating Expenses

	Six months ended July 31,				Change
	2020	% of Revenue	2019	% of Revenue	Amount	%
	(dollars in thousands)
Research and development	$43,319	18%	$45,908	23%	$(2,589)	-6%
Selling, general and administrative	67,807	29%	95,239	47%	(27,432)	-29%
Restructuring and other	2,162	1%	5,603	3%	(3,441)	-61%

Total	$113,288	48%	$146,750	73%	$(33,462)	-23%

Research and Development

Research and development expenses decreased slightly by $2.6 million, or 6%, for the six months ended July 31, 2020, compared to the six months ended July 31, 2019. This is due to the increase in certain employees being used for 5G projects that we are capitalizing until the projects are generally available for release to our customers.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $27.4 million, or 29%, for the six months ended July 31, 2020, compared to the six months ended July 31, 2019. The decrease was primarily attributable to the settlement of number of legal proceedings during 2019.

Restructuring expenses and other

Restructuring expenses decreased by $3.4 million, or 61%, for the six months ended July 31, 2020, compared to the six months ended July 31, 2019. The decrease results from restructuring plans nearing completion; leased facilities being the exception.

Net Interest Expense

	Six months ended July 31,				Change
	2020	% of Revenue	2019	% of Revenue	Amount	%
	(dollars in thousands)
Interest income	$(907)	0%	$(189)	0%	$(718)	380%
Interest expense	22,619	10%	26,380	13%	(3,761)	-14%

Total net interest expense	$21,712	9%	$26,191	13%	$(4,479)	-17%

Interest expense decreased by $3.7 million or 14%, for the six months ended July 31, 2020 from $26.4 million for the six months ended July 31, 2019 primarily due to decrease in the credit agreement interest rate following the reduction of the LIBOR rates during the six months ended July 31, 2020.

Foreign Exchange and other

Foreign exchange gain decreased by $3.6 million, to $4.5 million for the six months ended July 31, 2020 from a gain of $8.1 million for the six months ended July 31, 2019. This is due to currency fluctuations during the respective periods, primarily from the GBP, EUR and BRL currencies, slightly offset by a decrease of $0.8 million in factoring expenses.

Income Taxes

The Company recorded an income tax expense of $5.7 million for the six months ended July 31, 2020, compared with an income tax benefit of $0.3 million for the six months ended January 31, 2019. The $6.0 million difference in tax provision for the six month period ended July 31, 2020 versus the same period in the prior year is primarily due to difference in the loss before tax multiplied by the U.K. statutory tax rate $10.4 million, disallowed interest and foreign exchange on intercompany loans $(2.0) million, tax losses not benefitted $(7.3) million, impact of unrecognized tax benefits $1.3 million, differences between the U.K. statutory tax rate and non-U.K. jurisdictions $1.5 million, withholding taxes $0.5 million, other permanent items and tax adjustments $(0.5) million and U.K cancellation of the 2% statutory tax rate reduction $2.3 million.

For the six months ended July 31, 2020 and 2019, the tax provisions computed at the U.K. statutory tax rate were different than the tax provisions recorded primarily attributable to increases in valuation allowances against increases in deferred tax assets in jurisdictions with historical losses, statutory tax rate differences between the U.K. and non-U.K. jurisdictions, the impact of non-deductible expenses, withholding taxes and certain tax contingencies. During the six months ended July 31, 2020, the Company also recognized the impact of the cancelled 2% U.K. statutory tax rate reduction enacted July, 2020. A $2.3 million charge was recorded during the period to account for this change.

Comparison for three months ended July 31, 2020 and 2019

Summary

	Three months ended July 31,
	2020	2019
	(dollars in thousands)
Consolidated Statement of Operations Data:
Product revenue	$106,990	$85,217
Post-contract revenue	22,955	24,339

Total revenue	129,945	109,556

Cost of product revenue	47,006	42,223
Cost of post-contract revenue	9,257	7,128

Cost of revenue	56,263	49,351

Gross profit	73,682	60,205
Gross profit margin	57%	55%
Research and development expenses	22,046	21,641
Selling, general and administrative expenses	33,641	34,278
Restructuring expenses and other	2,102	1,037

Total operating expenses	114,052	106,307

Operating Profit	15,893	3,249
Interest (income)	(380)	(53)
Interest expense	10,976	13,286
Foreign exchange loss (gain) and other, net	411	(9,818)

Profit (loss) before income taxes	4,886	(166)
Income tax (benefit) expense	2,321	(1,009)

Net profit (loss)	$2,565	$843

Revenue

	Three months ended July 31,				Change
	2020	% of Total Revenue	2019	% of Total Revenue	Amount	%
	(dollars in thousands)
Revenue by type:
Products	$106,990	82%	$85,217	78%	$21,773	26%
Post-contract support	22,955	18%	24,339	22%	(1,384)	-6%

Total revenue	129,945	100%	$109,556	100%	$20,389	19%

Revenue by geographic area:
Americas	$73,892	57%	$66,191	60%	$7,701	12%
Europe, Middle East and Africa	30,626	23%	18,399	17%	12,227	66%
Asia-Pacific	25,427	20%	24,966	23%	461	2%

Total revenue	$129,945	100%	$109,556	100%	$20,389	19%

Revenue increased by $20.3 million, or 19%, to $129.9 million for the three months ended July 31, 2020 from $109.5 million for the three months ended July 31, 2019, primarily as a result of growth of our core solutions. Product revenue grew by $21.7 million, or 26%, to $106.9 million for the three months ended July 31, 2020 from $85.2 million for the three months ended July 31, 2019. Our product revenue growth was the result of an increase in bookings. Post-contract support revenue decreased $1.3 million, or 6%, to $22.9 million for the three months ended July 31, 2020 from $24.3 million for the three months ended July 31, 2019. This is mainly from a reduction in legacy messaging deployments that were taken out of service. For the last twelve months ended July 31, 2020, products revenue accounted for 80% of revenue and post-contract support accounted for 20% of revenue.

Total revenue from the Americas region increased by $7.7 million, or 12%, to $73.8 million for the three months ended July 31, 2020 from $66.1 million for the three months ended July 31, 2019. Revenues in the EMEA region increased $12.2 million, or 66%, to $30.6 million for the three months ended July 31, 2020 from $18.4 million for the three months ended July 31, 2019. Revenues in the APAC region increased $0.5 million, or 2%, to $25.4 million for the three months ended July 31, 2020 from $24.9 million for the three months ended July 31, 2019. The increases in revenue across all regions is mainly a result of increase in bookings period over period. For the last twelve months ended July 31, 2020, the Americas region accounted for 52% of revenues, the EMEA region accounted for 21% of revenues and the APAC region accounted for 27% of revenues.

Cost of Revenue and Gross Profit

	Three months ended July 31,				Change
	2020	% of Related Revenue	2019	% of Related Revenue	Amount	%
	(dollars in thousands)
Cost of revenue
Products	$47,006	44%	$42,223	50%	$4,783	11%
Post-contract support	9,257	40%	7,128	29%	2,129	30%

Total	56,263	43%	$49,351	45%	$6,912	14%

Gross profit
Products	$59,984	56%	$42,994	50%	$16,990	40%
Post-contract support	13,698	60%	17,211	71%	(3,513)	-20%

Total	$73,682	57%	$60,205	55%	$13,477	22%

Our cost of revenue increased by $6.9 million, or 14.0%, to $56.2 million for the three months ended July 31, 2020 from $49.3 million for the three months ended July 31, 2019. Cost of revenue increased mainly due to the increase in revenue for the three months ended July 31, 2020.

Total gross profit increased $13.4 million, or 22%, to $73.6 million for the three months ended July 31, 2020, from $60.2 million for the three months ended July 31, 2019. Gross profit margin slightly increased to 57% for the three months ended July 31, 2020 from 55% for the three months ended July 31, 2019. The increase in gross profit was primarily due to increase in revenue for the three months ended July 31, 2020.

Operating Expenses

	Three months ended July 31,				Change
	2020	% of Revenue	2019	% of Revenue	Amount	%
	(dollars in thousands)
Research and development	$22,046	17%	$21,641	20%	$405	2%
Selling, general and administrative	33,641	26%	34,278	31%	-637	-2%
Restructuring and other	2,102	2%	1,037	1%	1,065	103%

Total	$57,789	44%	$56,956	52%	$833	1%

Research and Development

Research and development expenses increased slightly by $0.4 million, or 2%, for the three months ended July 31, 2020, compared to the three months ended July 31, 2019. The increase was primarily attributable to an increase in headcount and subcontractors partially offset by the increase in certain employees being used for 5G projects that we are capitalizing until the projects are generally available for release to our customers.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $0.6 million, or 2%, for the three months ended July 31, 2020, compared to the three months ended July 31, 2019. The decrease is mainly due to cost savings partially offset by the write-off of deferred offering costs.

Restructuring expenses and other

Restructuring expenses increased by $1 million, or 103%, for the three months ended July 31, 2020, compared to the three months ended July 31, 2019 primarily as a result of the change in estimate in the amount of sublease income to be received as a result of decreased market rates in the commercial real estate market.

Net Interest Expense

	Three months ended July 31,				Change
	2020	% of Revenue	2019	% of Revenue	Amount	%
	(dollars in thousands)
Interest income	$(380)	0%	$(53)	0%	$(327)	617%
Interest expense	10,976	8%	13,286	12%	(2,310)	-17%

Total net interest expense	$10,596	8%	$13,233	12%	$(2,637)	-20%

Interest expense decreased by $2.3 million or 17%, for the three months ended July 31, 2020 from $13.2 million for the three months ended July 31, 2019 primarily due to the decrease in the credit agreement interest rate following the reduction of the LIBOR rates during the three months ended July 31, 2020.

Foreign Exchange and other

Foreign exchange gain decreased by $10.2 million, to ($0.4) million for the three months ended July 31, 2020 from a gain of $9.8 million for the three months ended July 31, 2019. The decrease was primarily as a result of currency fluctuations during the respective periods, primarily from the GBP, EUR currencies as well as an increase of $0.5 million in factoring expenses.

Income Taxes

The Company recorded an income tax expense of $2.3 million for the three months ended July 31, 2020 compared with an income tax benefit of $1.0 million for the three months ended July 31, 2019. The $3.3 million difference in tax provision for the 3 month period ended July 31, 2020 versus the same period in the prior year is primarily due to difference in the loss before tax multiplied by the U.K. statutory tax rate $1.0 million, disallowed interest and foreign exchange on intercompany loans $(1.7) million, tax losses not benefitted-$(0.5) million, impact of unrecognized tax benefits $1.1 million, differences between the U.K. statutory tax rate and tax in foreign jurisdictions $0.7 million, U.K cancellation of the 2% statutory tax rate reduction $2.3 million and withholding taxes $0.4 million.

For the three months ended July 31, 2020 and 2019, the tax provisions computed at the statutory tax rate were different than the tax provisions recorded primarily attributable to increases in valuation allowances against increases in deferred tax assets in jurisdictions with historical losses, statutory tax rate differences between the U.K. and non-U.K. jurisdictions, the impact of non-deductible expenses, withholding taxes and certain tax contingencies. During the three months ended July 31, 2020, the Company also recognized the impact of the cancelled 2% U.K. statutory tax rate reduction effective July 2020. A $2.3 million charge was recorded during the period to account for this change.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are available cash and cash equivalents, cash flows from operations, incurrence of additional indebtedness under our 2018 Credit Agreement or proceeds from the issuance of equity or debt securities. We believe our available cash and cash equivalents will be sufficient to meet our short-term liquidity needs for at least the next twelve months. Our ability to make scheduled payments of principal, pay interest on, or refinance our indebtedness, pay dividends or fund planned capital expenditures will depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In December 2019, Silver Rock Financial LP invested $125 million into the Company. After January 31, 2020, Silver Rock and other investors invested an additional $25 million into the Company.

As of January 31, 2020, our available liquidity totaled $138.0 million which was comprised of undrawn amounts on our Revolving Credit Facility of $60.0 million and available cash as of January 31, 2020 represented by our total cash and cash equivalents of $78.0 million. As of July 31, 2020, our available liquidity totaled $107.0 million which was comprised of undrawn amounts on our Revolving Credit Facility of $60.0 million and available cash as of July 31, 2020 represented by our total cash and cash equivalents of $47.0 million.

In August 2020, Mavenir Systems Inc., the Company’s wholly-owned U.S. subsidiary, entered into an Incremental Facility Agreement, resulting in a $20 million loan raise (“2020 Incremental Term Loan”) under the 2018 Credit Facilities. The 2020 Incremental Term Loan is an add-on to 2018 Term Loans, and is treated as one tranche. The effective interest rate, maturity and other terms and conditions of the 2018 Term Loans also apply to the 2020 Incremental Term Loan. The purpose of the loan raise was to accelerate the Company’s product development, which may include possible acquisitions.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to credit risk, consist primarily of accounts receivable. The Company believes that the financial institutions that hold its cash and liquid investments are financially sound and accordingly minimal credit risk exists with respect to these balances.

A significant portion of accounts receivable are with Wireless Service Providers. The Company manages credit risk on trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and limiting the extension of credit when deemed necessary.

In fiscal 2019 and 2018, our largest customer accounted for 30% and 36% of our revenue, respectively. Our top 10 largest customers accounted for 71% and 69% of our revenue in fiscal 2019 and 2018, respectively.

In the three months ended July 31, 2020 and 2019, our largest customer accounted for 40% and 39% of our revenue. Our top 10 largest customers accounted for 75% and 75% of our revenue during the three months ended July 31, 2020 and 2019, respectively.

In the six months ended July 31, 2020 and 2019, our largest customer accounted for 36% and 39% of our revenue. Our top 10 largest customers accounted for 71% and 71% of our revenue during the six months ended July 31, 2020 and 2019, respectively.

From time to time, the Company sells some of its accounts receivable to third parties at a discount in return for cash. The factoring is executed on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sale transaction. During fiscal 2019 and 2018, the Company sold face amounts of $221.7 million and $148.0 million, respectively, of these receivables.

During the three months ended July 31, 2020 and 2019, the Company sold face amounts of $63.3 million and $25.4 million of these receivables. During the six months ended July 31, 2020 and 2019, the Company sold face amounts of $63.3 million and $105.6 million of these receivables.

Cash Flows for Fiscal 2019 and Fiscal 2018

The following table summarizes certain elements of the statements of cash flows for fiscal 2019 and 2018. The following table summarizes our cash flows:

	Years Ended January 31,
	2020	2019
	(in thousands)
Cash flows from operating activities	$(23,754)	$(29,130)
Cash flows from investing activities	(61,827)	(28,220)
Cash flows from financing activities	115,858	50,998

Operating Activities

Cash flows used in operating activities for fiscal 2019 totaled $23.7 million compared to $29.1 million for the prior year. The change was primarily due to the overall reduction in net loss from the year from $97.2 million for fiscal 2018 to $81.0 million for fiscal 2019 as detailed in the results of operations. In addition, there was a change in accounts payable and accrued expenses of $33.7 million resulting from the settlement of a number of legal proceedings, partially offset by an overall change of $16.3 million in accounts receivable and deferred revenue compared to prior year due to timing, factoring of receivables, and improved collection of receivables.

Investing Activities

Cash flows used in investing activities for fiscal 2019 totaled $61.8 million compared to $28.2 million for the prior fiscal year. The change was primarily due to higher capitalization of software development costs in fiscal 2019 and a $15.0 million loan to our parent company.

Financing Activities

Cash flows provided by financing activities for fiscal 2019 totaled $115.9 million compared to $51.0 million for the prior year end. The $64.9 million increase in cash flows in fiscal 2019 was primarily due to the $125 million investment by Silver Rock Financial LP.

Cash Flows for the Six Months Ended July 31, 2020 and 2019

The following table summarizes certain elements of the statements of cash flows for the six months ended July 31, 2020 and 2019. The following table summarizes our cash flows:

	Six months ended July 31,
	2020	2019
	(in thousands)
Cash flows from operating activities	$(8,995)	$(8,550)
Cash flows from investing activities	(39,406)	(19,017)
Cash flows from financing activities	22,250	2,250

Operating Activities

Cash flows used in operating activities for the six months ended July 31, 2020 totaled $9.0 million compared to $8.5 million for the six months ended July 31, 2019. The small decrease is a result of legal settlement payments, offset by increased profitability period over period.

Investing Activities

Cash flows used in investing activities for the six months ended July 31, 2020 totaled to $39.4 million compared to $19.0 million for the six months ended July 31, 2019. The change was primarily due higher capitalization of software development costs for the six months ended July 31, 2020 compared to the six months ended July 31, 2019.

Financing Activities

Cash flows provided by financing activities for the six months ended July 31, 2020 totaled $22.3 million compared to $2.3 million for the six months ended July 31, 2019. The $20 million increase in cash flows for the six months ended July 31, 2020 was primarily due to the $25 million of capital contribution from Silver Rock Financial LP, partially offset by $5 million Revolving credit facility borrowings during the six months ended July 31, 2019.

Capital Expenditures

We make significant, targeted investments to add new technologies and maintain and modernize our facilities. Capital expenditures for property and equipment were $13.4 million and $15.7 million for fiscal 2019 and 2018, respectively. Capital expenditures for property and equipment were $10.5 million and $7.8 million for the six months ended July 31, 2020 and 2019, respectively.

Capitalized software development costs were $33.5 million and $11.2 million for the fiscal 2019 and 2018, respectively. Capitalized software development costs were $28.9 million and $11.2 million for the six months ended July 31, 2020 and 2019, respectively.

Capital Resources

As of January 31, 2020, we had the following debt arrangements:

•	$60.0 million Revolving Credit Facility

•	$540.4 million 2018 Term Loans

As of July 31, 2020, we had the following debt arrangements:

•	$60.0 million Revolving Credit Facility

•	$537.6 million 2018 Term Loans

As of July 31, 2020 and January 31, 2020, amounts outstanding under our 2018 Credit Agreement consisted of $537.6 million and $540.4 million under the 2018 Term Loans and no amounts from our Revolving Credit Facility were outstanding. For additional information regarding our 2018 Credit Agreement, see “Description of Certain Indebtedness” and Note 10 “Debt” to our consolidated financial statements included elsewhere in this prospectus.

Contractual Obligations and Contingencies

The following table provides a summary of our commitments and contractual obligations for debt principal payments and gross lease payment obligations under non-cancelable leases as of January 31, 2020:

	Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long-term debt obligations	$540,375	$5,500	$11,000	$11,000	$512,875
Operating leases	56,092	11,870	19,520	16,959	7,743

Total	$596,467	$17,370	$30,520	$27,959	$520,618

The following table provides a summary of our commitments and contractual obligations for debt and gross lease payment obligations under non-cancelable leases as of July 31, 2020:

	Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long-term debt obligations	$522,610	$2,750	$11,000	$11,000	$497,860
Operating leases	50,734	5,905	20,342	16,956	7,531

Total	$573,344	$8,655	$31,342	$27,956	$505,391

Seasonality

Sales in our products business are affected by seasonality in the spending cycles of Wireless Service Providers with generally higher sales in the fourth quarter, followed by generally lower sales in the first quarter. In additional to normal industry seasonality, there are normal peaks and troughs in the deployment of large contracts.

Off-Balance Sheet Arrangements

As of July 31, 2020 and January 31, 2020, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Non-GAAP Financial Measures

In addition to our GAAP operating results, we use certain non-GAAP financial measures when planning, monitoring, and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding differences caused by depreciation and amortization, net interest expense, income tax expense (benefit), restructuring expenses, acquisition and integration costs, sponsor expenses, offering costs, non-recurring legal contingencies and settlements and foreign exchange (gain) loss. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net income recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces its usefulness as a comparative measure. We believe that these non-GAAP measures reflect our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures and, while useful in evaluating our performance, are not meant as a substitute for net income (loss) or other measures of profitability, in each case as recognized in accordance with GAAP, but rather should be evaluated in conjunction with such data. Other companies may calculate these measures differently, which reduces the usefulness of any such measure as a comparative measure.

In reporting non-GAAP measures in the future, we may make other adjustments for expenses and gains we do not consider reflective of core operating performance in a particular period. After this offering, we may disclose other non-GAAP operating measures if we believe that such a presentation would be more helpful for investors to evaluate our operating condition by excluding additional information. For example, for the three months ended July 31, 2020 and 2019, we recorded no expense for stock-based compensation as these expenses would not be recorded until a Sale Event or a Liquidity Event is considered probable. In the future, we expect to record such stock-based compensation as an expense and to include the amount of such expenses as an item to add back into net income (loss) when determining Adjusted EBITDA as adjusted by such amounts.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measure (unaudited)

	Year Ended January 31,
	2020	2019
	(In thousands)
Net income (loss)—GAAP	$(81,043)	$(97,226)

Interest (income)	(388)	(205)
Interest expense	52,478	74,216
Income tax (benefit) expense	3,497	523
Depreciation and amortization	73,012	74,205
Foreign currency (gain) / loss	14,925	598
Restructuring and other	8,557	28,911
Acquisition and integration costs	—	13,748
Legal Contingencies and settlements	31,919	—
Siris Capital sponsor expenses	2,168	2,597

Adjusted EBITDA	$105,125	$97,367

Revenues	$427,444	$393,109
Adjusted EBITDA Margin	25%	25%

	Six months ended July 31,
	2020	2019
	(In thousands)
Net income (loss)—GAAP	$(5,557)	$(54,241)

Interest (income)	(907)	(189)
Interest expense	22,619	26,380
Income tax (benefit) expense	5,711	(336)
Depreciation and amortization	35,641	37,305
Foreign currency (gain) / loss	(4,523)	(8,186)
Restructuring and other	2,162	5,603
Offering costs	2,697	443
Legal contingencies and settlements	1,516	32,287
Siris Capital sponsor expenses	571	474

Adjusted EBITDA	$59,930	$39,540

Revenues	$234,872	$200,687
Adjusted EBITDA Margin	26%	20%

	Three months ended July 31,
	2020	2019
	(In thousands)
Net income (loss)—GAAP	$2,565	$843

Interest (income)	(380)	(53)
Interest expense	10,976	13,286
Income tax (benefit) expense	2,321	(1,009)
Depreciation and amortization	18,015	18,744
Foreign currency (gain) / loss	411	(9,818)
Restructuring and other	2,102	1,037
Offering costs	2,697	443
Legal contingencies and settlements	1,165	2,426
Siris Capital sponsor expenses	279	177

Adjusted EBITDA	$40,151	$26,076

Revenues	$129,945	$109,558
Adjusted EBITDA Margin	31%	24%

Implications of Being an Emerging Growth Company

While we are an emerging growth company, as defined under the JOBS Act, we are subject to certain reduced public company reporting requirements. For example, until we are no longer an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the independent registered public accounting firm’s report on financial statements. We could remain an emerging growth company until as late as January 31, 2025 (the year ended January 31, following the fifth anniversary of our initial public offering).

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to inflation, changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into interest rate or exchange rate hedging arrangements to manage the risks described below.

Inflation Risk

We may be exposed to inflation risk in that some of our international operations, particularly in developing countries, may be subject to increased costs as a result of higher inflation. Because we compete with other solutions providers on a global basis, our customers would not expect, and may not be willing, to pay for any cost increases from inflation. Therefore, our future margins could be impacted. Where competitively possible we attempt to offset some of this risk with contracted price adjustments.

Interest Rate Risk

Cash held in our operating business units is generally available for local operations. Most of our cash is retained by our U.S. business. The majority of these funds are in low to zero interest bearing bank accounts. Our borrowings under our Credit Agreement are at variable rates based on the U.S. London Inter-Bank Offered Rate (LIBOR) and Prime Rate and, as a result, increases in interest rates would generally result in increased interest expense on outstanding borrowings.

In July 2017, the Financial Conduct Authority announced its intention to phase out LIBOR by the end of 2021. It is not possible to predict the effect of any changes in the methods by which LIBOR is determined or regulatory activity related to LIBOR’s phaseout. If a published U.S. LIBOR is unavailable, the interest rates on our borrowings indexed to LIBOR will be determined using various alternative methods set forth in our Credit Agreement. Any of these proposals or consequences could have a material adverse effect on our interest expenses. For further information on the risks associated with the elimination of LIBOR, please see “Risk Factors—The elimination of LIBOR could adversely affect our business, financial condition, results of operations and prospects.”

Foreign Currency Exchange Risk

We have significant international operations with subsidiaries and operations in numerous jurisdictions and as such we face exposure to adverse movements in foreign currency exchange rates. While these exposures may change over time as business practices evolve, adverse movements in foreign currency exchange rates may have a material adverse impact on our financial results. Our primary exposures have been related to non-U.S. dollar-denominated net operating income or net operating losses. As a consequence, our results of operations would generally be adversely affected by an increase in the value of the U.S. dollar relative to the currencies of the countries in which we are profitable and a decrease in the value of the U.S. dollar relative to the currencies of the countries in which we are not profitable. However, based on the locations of our international operations and the amount of our operating results denominated in foreign currencies, we would not expect a 10% change in the value of the U.S. dollar from rates as of July 31, 2020 and January 31, 2020, to have a material effect on our financial position or results of operations. If and when our international business grows substantially, relative to our U.S. business, the net exposure is likely to increase as will the impact of foreign exchange rate movements.

Foreign currency transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Intercompany foreign currency transactions that are not of a long-term investment nature affect functional currency cash flows and are accounted for as currency transaction gains and losses and included in determining net income (loss). Intercompany transactions are considered to be of a long-term investment nature if settlement is not planned or anticipated in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 “Recent Accounting Pronouncements” to our consolidated annual financial statements included elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We derive and report our revenue in two categories: (a) product revenue, including licensing of software products, installation services and customizations, and COTS hardware (which includes software that works together with the hardware to deliver the software’s essential functionality), and (b) Post-contract support. We recognize revenue when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We generate all our revenue from contracts with customers.

Effective February 1, 2018, we elected to early adopt Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606, on a modified retrospective basis. Our revenue recognition policies require us to make significant judgments and estimates.

Our contracts with customers often include promises to transfer multiple performance obligations. In these contracts, we identify each performance obligation and evaluate whether the performance obligations are distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined.

We allocate the transaction price to each distinct performance obligation based on the stand-alone selling price for each performance obligation. Judgment is required to determine the stand-alone selling price for each distinct performance obligation. We estimate the stand-alone selling price of the customized software solution based on a cost-plus-margin approach and for the post-contract support on an actual renewal rate basis.

We then look to how control transfers to the customer in order to determine the timing of revenue recognition. In applying our revenue recognition policy, we must determine which portions of our revenue are recognized at a point in time and which portions must be deferred and recognized over time. We recognize revenue from post-contract support performance obligations, which represents a stand ready obligation to provide service to a customer, ratably over the contractual term, which is usually one year.

Some of our customer contracts, which require significant customization of the software solution to meet the requirements specified by that customer result in the transfer of control of the applicable performance obligation over time. Such contract pricing is stated as a fixed amount and generally results in the transfer of control of the applicable performance obligation over time. We recognize revenue based on the proportion of labor efforts expended to the total efforts expected to complete the performance obligation. Due to the nature of the work performed in these arrangements, the estimation is complex, subject to many variables and requires significant judgment. Contracts that do not provide significant services of integration and customization are recognized at a point in time, upon acceptance.

We have a standard quarterly process in which management reviews the progress and performance of our significant contracts. As part of this process, management reviews include, but are not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities, and the related changes in estimates of revenues and costs. These risks and opportunities include management’s judgment about the ability and costs to achieve the schedule requirements, technical requirements (for example, a newly-developed product versus a mature product) and other specific contract requirements. Management must make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the length of time to complete the contract (to estimate increases in wages and prices for materials and related support cost allocations), performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. Based on this analysis, any of these adjustments are recorded in the period they become known on a cumulative catch-up basis. These adjustments may result in an increase in operating profit during the performance of a contract to the extent we determine we will be successful in mitigating risks for schedule and technical requirements in addition to other specific contract risks or we will realize related opportunities. Likewise, these adjustments may decrease operating profit if we determine we will not be successful in mitigating these risks or we will not realize related opportunities.

Prior to the adoption of ASC 606, the Company was required to establish VSOE for some of its software arrangements in order to recognize revenue for the delivered elements. If the Company was unable to establish VSOE of fair value for the undelivered elements of the software arrangement, revenue recognition was deferred for the entire arrangement until all elements of the arrangement were delivered. However, if the only undelivered element was post-contract support, the Company recognized the arrangement fee ratably over the post-contract support period.

Capitalized Software Development Costs

The Company builds software solutions that enable critical functionality for Wireless Service Providers. The Company continues to expand and deepen its product set to cover more of the Wireless Service Providers needs. These incremental products currently cover the 5G core, radio, and cloud platform portions of the Wireless Service Providers networks.

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, “Costs of Software to be Sold, Leased or Marketed.” We establish technological feasibility upon completion of a detailed program design or working model.

ASC 985-20-35 requires that a product be amortized when the product is available for general release to customers. We consider a product to be available for general release to customers when we complete the internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements Once a product is considered available for general release to customers, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product.

We assess the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the six months ended July 31, 2020 and during the fiscal years ended January 31, 2020 and 2019, no such unrecoverable amounts were identified.

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense/benefit) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the consolidated statement of operations.

From time to time, we have business transactions in which the tax consequences are uncertain. Significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on our interpretation of tax laws. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax, interest and penalty assessments. The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. There is considerable judgment involved in determining whether positions taken on the tax return are more-likely-than-not of being sustained and determining the likelihood of various potential settlement outcomes.

We adjust our estimated liability for uncertain tax positions periodically because of new information discovered as a function of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The combined tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate as well as any related estimated interest. Our policy is to recognize all appropriately accrued interest and penalties on uncertain tax positions as part of income tax benefit (expense).

Long-Term Incentive Plan

In 2017, the Company adopted the LTIP pursuant to which certain employees were offered a right to participate in the equity value creation of the Company in the form of awards of IRs. Seventy percent of the IRs are Time-Based IRs that are subject to time-based graded vesting of a period of three years, subject to the participant’s continued employment through each vesting date and can only become payable, to the extent vested, upon a Liquidity Event, provided, that any unvested Time-Based IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. The remaining thirty percent of the IRs vest on the first anniversary of a Sale Event, subject to the participant’s continued employment through such date, provided that certain IRs become fully vested upon a termination of the participant’s employment by the Company without cause (as defined in the LTIP) at any time during the one-year period following a Sale Event. A Liquidity Event refers to a distribution (other than a tax distribution) to the Parent Members, including a Sale Event. A Sale Event generally includes a change in control of the Company as well as the sale of substantially all of the Company’s assets. If a Sale Event has not occurred prior to the seventh anniversary of the effective date, then the IRs will terminate without the payment of any consideration to the participants. Vested IRs are entitled to participate in a portion of the net cash proceeds received by the holders of units in excess of the aggregate strike price of such units, initially set as the amount of invested capital by Parent Members and any subsequent increase in the fair value of the Company and its subsidiaries. The IRs can be settled in shares of Company stock, cash or a combination thereof. For additional information regarding the LTIP, please see the section below entitled “Executive Compensation—Compensation of Named Executive Officers—2017 Long-Term Incentive Plan.”

Compensation expense, related to the periods for which the requisite service has already been rendered and the applicable performance-based criteria has been achieved, will be recognized in the period in which it becomes probable the performance criteria will be achieved. The cost is calculated based on an option pricing model taking into account a number of assumptions that are subjective including the fair value of the Company and the net return on investment of affiliates of Siris Capital.

Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the estimated fair value at the acquisition date of the tangible and intangible assets acquired and liabilities assumed. Acquisition costs are expensed as incurred. Any residual consideration is recorded as goodwill. The fair value of consideration includes cash, equity securities and debt, other assets and contingent consideration, if any. The Company’s determination of the fair values of assets acquired and liabilities assumed requires the Company to make significant estimates, primarily with respect to intangible assets. These estimates can include, but are not limited to, cash flow projections for the acquired business, and the appropriate weighted-average cost of capital. The results of operations of the acquired business are included in the Company’s consolidated results of operations from the date of the acquisition.

Goodwill

Goodwill represents the excess of the fair value of consideration transferred in a business combination over the fair value of tangible and intangible assets acquired net of the fair value of liabilities assumed. The Company has no indefinite-lived intangible assets other than goodwill. The carrying amount of goodwill is reviewed annually for impairment in the fourth quarter, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company applies the FASB’s guidance when testing goodwill for impairment for the periods presented, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment, and proceed directly to performing an impairment test. If the Company performs a qualitative assessment and concludes it is more-likely-than-not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the impairment test is unnecessary. However, if the Company concludes otherwise, it is then required to perform an impairment test. Beginning February 1, 2020, the Company performs its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognizing an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company did not record any impairment of goodwill for any of the periods presented. The Company’s forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.

Impairment of Long-Lived and Intangible Assets

The Company periodically evaluates its long-lived assets for potential impairment. In accordance with the relevant accounting guidance, the Company reviews the carrying value of its long-lived assets or asset group that is held and used for impairment whenever circumstances occur that indicate that those carrying values are not recoverable. Under the held and used approach, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The identification of asset groups involves judgment, assumptions, and estimates.

The Company makes judgments about the recoverability of long-lived assets, including fixed assets, right of use assets and purchased finite-lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. Each period the Company evaluates the estimated remaining useful lives of long- lived assets and whether events or changes in circumstances warrant a revision to the remaining periods of depreciation or amortization. If circumstances arise that indicate impairment may exist, the Company uses an estimate of the undiscounted value of expected future operating cash flows over the primary asset’s remaining useful life and salvage value to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows and salvage values are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying amount of the assets over the fair value of such assets, with the fair value generally determined using the discounted cash flow (“DCF”) method. Application of the DCF method requires judgment and assumptions related to the amount and timing of future expected cash flows, salvage value assumptions, and appropriate discount rates. Different judgments or assumptions could result in materially different fair value estimates.

Any impairment of these assets must be considered prior to the Company’s impairment review of goodwill. The Company did not record any impairment of long-lived and intangible assets for any of the periods presented.

Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Legal costs are expensed as incurred.

Due to the inherent uncertain nature of legal proceedings, the ultimate outcome or actual cost of settlement may materially differ from estimates. We believe our provisions for pending claims are appropriate. The ultimate outcome, however, may differ from the provided estimate, which could have either a positive or an adverse impact on our results of operations and financial condition.

BUSINESS

Overview

We provide software to drive the digital transformation of mobile networks. Our suite of cloud-native software applications delivers the critical network functionality that allows Wireless Service Providers to meet the needs of their enterprise and consumer customers. These software solutions are deeply embedded in the Wireless Service Provider networks to securely deliver and operate complex, mission-critical mobile services such as voice, messaging, video and connectivity that helps them to unlock new revenue opportunities. We are at the forefront of disruption in the mobile network infrastructure industry enabling networks to become more agile, flexible and scalable while reducing total cost of ownership (“TCO”). We believe that we are the only U.S. headquartered company with end-to-end, cloud-native, 5G capabilities.

There is a significant increase in demand for digital transformation to reduce cost while delivering additional value to consumers and enable new complex industrial use cases including private networks for enterprises and industries. This follows the trend set by a growing percentage of enterprises that have successfully adopted the cloud for digital transformation, which has led to the genesis of a new breed of enterprise software market leaders. Mavenir’s leadership position with our mobile communications software stack is well placed to capitalize on this digital transformation in the Wireless Service Provider market.

With the advent of 5G, we believe that mobile networks that already support multi-billion mobile subscriptions today need to be efficient and effective enough to address tens of billions of connected devices in the 5G/Internet of Things (“IoT”) era, and the consequent rise in new use cases and applications. In addition, the current global pandemic caused by Covid-19 has increased mobile network traffic and usage of all forms of communication services as more employees are working from home or in remote locations. According to International Data Corporation, with data usage already predicted to grow at high levels, the COVID-19 pandemic merely added fuel to the fire. Many operators reported that they saw double-digit growth in mobile data traffic during the height of the pandemic. 5G is capable of supporting these immense leaps in data traffic. Combine that with the ability to enable near-real-time network responsiveness, the advantages of migrating many uses and functions to a 5G network become readily apparent.

Our customer base consists of over 250 Wireless Service Providers, who serve close to 4 billion subscribers across approximately 120 countries. This base includes 17 of the 20 largest Wireless Service Providers, including each of the three largest Wireless Service Providers in the U.S. As of September 30, 2020, 50% of our customers have been customers of Mavenir for 12 or more years.

Our software solutions enable Wireless Service Providers to operate their networks in a more flexible and cost-effective way by leveraging open interfaces and running on commercial off-the-shelf (“COTS”) hardware with a layer that virtualizes hardware resources (referred to as Network Functions Virtualization “NFV”). As part of the digital transformation of these networks, our cloud-native software adopts the web-scale approach to enable network agility and deliver software automation that allows individual services to be independently developed, operated and upgraded with continuous development capabilities without impacting other network functions. This web-scale approach allows highly flexible deployment of our solutions on any cloud—private, public or hybrid clouds. It also eliminates the need for more expensive proprietary configurations or dedicated and proprietary hardware, allowing COTS hardware computing resources to be pooled across various network functions. As a result, our customers can more quickly deploy and scale services in a cost-efficient manner.

Mavenir provides the complete mobile communications software stack that runs on any cloud infrastructure and connects devices and people to the Internet and Apps.

Mavenir’s web-scale platform is the common base for our suite of software applications. It is a microservices based software platform based on open source components leveraging cloud-native principles. Leveraging Mavenir’s deep experience of developing carrier grade network functions for both virtualized and non-virtualized environments, we have developed additional features on top of the open source components to enable successful digital transformation of a Wireless Service Provider network—this allows us to leverage the power of open architectures while still creating substantial competitive differentiation.

Our end-to-end, cloud native software solutions address a wide range of our customers’ needs:

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Software for Mobile Core.    A suite of software applications that enable Wireless Service Providers to deliver and manage mobile network services that a typical mobile subscriber uses every day, such as voice, video, and rich multimedia messaging, along with Internet connectivity and access to data applications.

•

Software for Mobile Access & Edge.     A suite of software applications, such as OpenRAN (“Open Interfaces and Interoperable”) based virtualized Radio Access Network (“vRAN”) that enables ubiquitous wireless connectivity, mobility and edge services and allows all mobile devices (everything from cell phones to connected cars) to connect to a network to access its services. Mavenir has deployed its OpenRAN products with many Tier-1 customers such as Vodafone, Telefonica, Turkcell for 4G and 5G networks and has recently announced an agreement with Dish Network to use OpenRAN technology in their forthcoming 5G network—the first massive scale OpenRAN deployment in the United States. This suite of software applications also includes solutions for edge deployments and private networks.

•

Software for Mobile Services.     Software services built on top of the Mobile Core and Access & Edge suite of applications such as Monetization, Artificial Intelligence (“AI”) driven Analytics, Digital Engagement, mobile-native Unified Communications and Collaboration (“UCC”) that unlock new revenue opportunities by providing additional services to consumers and enterprise users and enhance mobile network security performance.

The key benefits of our solutions include:

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Ability to Transform Networks with Software rather than Hardware.     Our cloud-native software solutions enable unprecedented agility and flexibility in mobile network deployment and management. The automation capabilities in our web-scale delivery approach provides Wireless Service Providers with the software tools and capabilities for cost and scale efficiencies.

•

Faster Time to Market and Agility with Common End-to-End Platform.     Our web-scale platform that is the common software stack for all Mavenir products allows us to be agile and fast in the delivery of new features or products and the adoption of new technologies.

•

Network Interoperability Creating Seamless Path to 5G.    Our solutions are interoperable across network generations, thereby enabling Wireless Service Providers to leverage their existing investments in 3G and 4G networks while offering a seamless, cost-effective path to 5G.

•

Increase Revenue Generation.    Our web-scale model accelerates time-to-revenue for services that enhance the subscriber experience and improve customer acquisition and retention initiatives of our customers, using Analytics/AI, Enhanced Security and Digital Enablement capabilities. Our solutions also enable our Wireless Service Provider customers to create new revenue streams from an adjacent market with mobile-native UCC and Private Networks for Enterprises.

•

Lower Total Cost of Ownership.    Our open-architecture, web-scale software approach makes high cost legacy infrastructure based on proprietary technologies obsolete. This allows Wireless Service Providers the freedom to build their mobile network infrastructure using COTS hardware thereby helping them benefit from volume and cost efficiencies. Capital expenditures can be further reduced by pooling computing resources across network functions, in true datacenter fashion. In addition, the flexibility of our solutions reduces operating expenses by allowing Wireless Service Providers to more efficiently deploy, scale and maintain services. In a report by Senza Fili that we sponsored, a deployment of cloud RAN over five years was found to potentially reduce capital expenditures and operating expenses by up to 48%.

Our revenues for fiscal 2019 were $427.4 million representing growth of 8.7% over fiscal 2018. Revenues from our products increased by 14.9% for fiscal 2019 to $330.9 million from $287.9 million in fiscal 2018. We had net losses of $81.0 million in fiscal 2019 and $97.2 million in fiscal 2018. Our Adjusted EBITDA was $105.1 million and $97.4 million in fiscal 2019 and fiscal 2018, respectively. Adjusted EBITDA is a non-GAAP financial measure and for a discussion of this measure and a reconciliation of GAAP net income (loss) to Adjusted EBITDA, please refer to “—Non-GAAP Financial Measures” included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Industry Background

The mobile network infrastructure industry is undergoing a massive transition to a web-scale model. According to Omdia, the total Wireless Service Provider NFV market for purchases of hardware, software and services will grow from $17.2 billion in 2019 to $36.5 billion in 2023 ($44.7 billion in 2025). NFV software revenue is expected to grow from $9.0 billion in 2019 to $22.4 billion in 2023 ($28 billion in 2025), representing about $5 of spend for every $1 of spend on hardware. There is a significant increase in demand drivers—from traditional consumer-led mobile broadband and voice to complex use cases driven by enterprises and industries. The percentage of Enterprises reporting heavy use of cloud infrastructure has grown significantly over the past decade with Enterprises having started their cloud transition much earlier than Wireless Service Providers. In this Enterprise transition, new leaders in Enterprise software were born. We are now witnessing a similar transition in the Wireless Service Provider space and Mavenir’s leadership position with our suite of software applications is well placed to capitalize this change.

We believe that mobile networks that already support multi-billion mobile subscriptions today need to be efficient and effective enough to address tens of billions of connected devices in the IoT era, and the consequent rise in new use cases and applications. In addition, the current global pandemic caused by Covid-19 has increased mobile network traffic and usage of all forms of communication services as more employees are working from home or in remote locations. The previously siloed approaches of the telecom and IT worlds are converging to define the future of network platforms with 5G—driven by increased horizontalization, software centricity, virtualization, automation and cloud. 5G network technology is a significant driver of the growth in the mobile network infrastructure industry. Our Served Addressable Market (“SAM”) in 2020 is estimated to be $4 billion growing to approximately $12 billion in 2024, equating to more than 28% CAGR. We define our SAM as the below:

•

The OpenRAN has a market size of approximately $0.2 billion in 2020 and growing to over $3 billion in 2024. OpenRAN is disrupting a large RAN market that is forecasted at $201 billion from 2019 – 2024 according to Dell’Oro.

•	The virtualized packet core market is sized at $2.2 billion in 2020 and $4.2 billion in 2024 according to Dell’Oro.

•	The virtualized voice market is sized at $0.6 billion in 2020 and $1.5 billion in 2024 according to Dell’Oro.

•	The virtualized IMS market is sized at $1.4 billion in 2020 and $3.0 billion in 2024 according to Dell’Oro.

We believe Wireless Service Providers are facing several significant challenges today, including:

•

Strains on Existing Network Resources.     Wireless Service Providers are confronted with increasing data and bandwidth demands from their subscribers and new use cases such as the IoT. This trend is pressuring Wireless Service Provider margins as they need to continue investing in their networks to optimize scarce spectrum resources to address increasing capacity demands. As a result, cost-efficient deployment and operation of network infrastructure are critical.

•

Commoditization of Wireless Service Provider Services.    With the commoditization of consumer voice and messaging services, Wireless Service Providers must differentiate with new, enhanced services to drive revenue growth. Wireless Service Providers need the flexibility to innovate, accelerate time-to-market and quickly scale new services. Also, Wireless Service Providers are turning to the Enterprise market to find new revenue sources, such as with Private Networks.

•

Challenges for Deployment of 5G Networks.    We believe that meeting 5G performance requirements with traditional, proprietary hardware-driven mobile network infrastructure is cost prohibitive. Wireless Service Providers need cloud-native software that runs on any public, private of hybrid cloud platform. Also, a web-scale approach is needed to lower operational cost with continuous development and software automation, as well as provide network agility for new consumption models and deployment flexibility.

With increasing complexity, Wireless Service Providers require higher levels of automation in the deployment and lifecycle management of network platforms. Software driven, cloud-native, virtualized solutions allow for automation technologies and processes to be effectively implemented to simplify deployment, integration, management and upgrades of the network.

Historically, Wireless Service Providers have primarily relied on traditional, proprietary infrastructure from a small number of large mobile network equipment vendors. These vendors are encumbered by a large installed base of proprietary hardware-centric solutions and traditional business models. They continue to offer rigid solutions that result in costly deployments and inefficient uses of network resources. In addition to these large vendors, there are several point-solution providers, but they lack the breadth of product offerings to be able to support a web-scale approach across the network stack for complex and large deployments. We believe that we provide the best of both worlds compared to our competition with our suite of applications that use NFV to run network application software on any hardware using open interfaces and our cloud-native software that use a web-scale approach to operate and automate the digital transformation of Wireless Service Providers.

With NFV, Wireless Service Providers gain the ability to run network application software on any hardware due to the virtual layer that NFV provides between software and hardware. Coupled with open interfaces, NFV allows software to be installed and run on large-scale deployments of more cost-efficient COTS hardware, which pools computing resources across various network functions to further reduce costs. This architecture also enables a web-scale approach that provides significantly increased flexibility by allowing Wireless Service Providers to run their networks with continuous development, increased agility and real-time deployment capabilities. As a result, Wireless Service Providers are beginning to build out the next generation of infrastructure with virtualized, open networking software running on private, public or hybrid cloud platforms.

The introduction of NFV has allowed for software-centric players to effectively compete. The gap between the quickly evolving needs of Wireless Service Providers and the offerings from traditional mobile network equipment vendors and point-solution providers has given rise to a fundamental change in the industry landscape. We are well positioned to continue to lead that change.

Products and Services

The figure below shows that our products support mobile network services in three broad categories—Software for Mobile Core, Software for Mobile Access & Edge and Software for Mobile Services. The products can be sold individually or packaged together as fully integrated end-to-end solutions. Our Software for Mobile Core enable Wireless Service Providers to operate mission-critical mobile network services that a typical mobile subscriber or enterprise user employs every day. We offer Software for Mobile Access & Edge that enables multi-access edge solutions providing new kind of experiences to the consumers and industries generating additional revenue for our customers. We enhance our Software for Mobile Core and Mobile Access & Edge with our Software for Mobile Services which enables Wireless Service Providers to improve mobile network security and unlock new revenue opportunities.

Software for Mobile Core

We provide a suite of software applications that enable Wireless Service Providers to deliver and manage mobile network services to their subscribers.

Voice & Video

We provide voice, video and voicemail solutions as detailed below.

Voice & Video over LTE

Our Vo/ViLTE service is a digital packet voice service to be delivered over broadband mobile network 4G LTE. We launched the world’s first commercially available Wireless Service Provider VoLTE launch. Vo/ViLTE provides significant cost savings by transforming circuit-switched networks that carry voice to all IP 4G LTE networks and enables new services such as video calling, single number with multi-device and multimedia sharing services across mobile broadband devices.

4G LTE operators can leverage service ubiquity, access mobility, global interoperability and universal user identity of phone numbers to enable continued monetization of voice and messaging. These fundamental values help Wireless Service Providers compete against the OTT web-based service providers and establish an environment where new user experiences can be offered to any generation of mobile devices.

Voice & Video over Wi-Fi

Vo/ViWiFi is a complementary technology to Vo/ViLTE and utilizes IMS technology to provide a packet voice service via a Wi-Fi network. Our core network infrastructure delivers Wi-Fi Calling. The solution also enables seamless mobility between Vo/ViLTE and Vo/ViWiFi.

Voice & Video over NR (5G)

Our Vo/ViNR solution allows operators to provide premium voice and video experience over the new 5G standalone (“SA”) networks. Vo/ViNR not only allows ultra-high definition (“UHD”) communication experience but also paves the way for integration with other applications and content. This integration allows for contextual experiences where people can seamlessly run multiple applications at the same time, e.g. playing video games or sharing an album while on a voice or video call.

Voicemail

We provide a fully virtualized, next-generation IMS-based converged messaging solution offering advanced services and network integration options. Our Voicemail solution leverages years of global leadership and experience in deploying next generation NFV Messaging solutions. Built on our NFV converged platform, the Voicemail solution offers the Telephony User Interface, fax messaging, call completion, e-mail notification as well as new and innovative services such as Visual Voice Mail with fast time to market due to an open and standard architecture.

Multimedia Messaging

We provide differentiated media solutions, including RCS for next-generation messaging and video.

Rich Communication Services

Our RCS solution enables Wireless Service Providers to enrich traditional Short Messaging Services (“SMS”) and Multimedia Messaging Service (“MMS”) services with capabilities such as group chat, file transfer, presence and also picture, video and other enriched messaging features. Unlike OTT solutions, RCS offers a compelling proposition because it offers the capability to call or receive calls and send or receive messages from non-mobile phones or devices without the OTT client installed.

Short Messaging Service (“SMS”) and Multimedia Messaging Service (“MMS”)

Our SMS and MMS solutions are traditional messaging technology. SMS is used to send text messages while MMS is used to send multimedia content, e.g. photos. Historically SMS and MMS messages have been the most widespread form of mobile messaging, but this is now transitioning to next-generation RCS messaging.

IMS and Connectivity Control

IMS provides solutions fundamental to all communications services by providing call control for mission-critical services such as voice, video, rich messaging and thereby enabling our Software for Mobile Core and Software for Mobile Services.

Packet Core

We provide virtualized packet core solutions for data connectivity that can be deployed in very large scale, private network or edge deployments and enable the cost-effective transfer of data packets across mobile networks.

Evolved Packet Core (“EPC”)

Our cloud-native EPC is an innovative EPC specifically designed for virtualized environments. Organized in independent slices of the control, user and management planes, it is free of the architectural restrictions posed by traditional, physical node-based packet cores. Running on COTS servers, it can efficiently support networks of any size and is natively extensible to emerging 5G standards with its Service Based Architecture (“SBA”). Our vEPC solution provides low TCO and ensures all the benefits of running a virtualized network function are passed on to operators and their customers.

5G Core Solution

Our cloud-native 5G Core is built upon the 3rd Generation Partnership Project (“3GPP”) defined SBA, supporting a programmable data path that handles massive throughput with a reduced hardware footprint. Built on COTS hardware and open source software platforms, our 5G Core solution provides exceptional agility and cost efficiency. We have been deploying telecom networks for years and have adopted the advanced strategy of web-scale innovation that will ultimately revolutionize the 5G marketplace.

Software for Mobile Access & Edge

We provide a suite of software applications, such as OpenRAN vRAN that enable ubiquitous wireless connectivity, mobility and edge services and allow mobile devices and subscribers to connect to a network to access its services.

OpenRAN vRAN

Our OpenRAN vRAN solution supports 2G, 3G, 4G and 5G with multiple functional splits, enabling disaggregation and cloud operation. It is designed to address the requirements of existing networks and upgrades to 5G. This solution enables the RAN to flex, scale and adapt based on usage and coverage. Multiple frequency bands are supported, and we work with different third-party radio vendors or radios developed in-house in partnership with manufacturers using open radio interfaces. All interfaces to external nodes are designed with open interfaces, enabling operators to integrate with multiple vendors and avoid vendor lock-ins. This flexibility provides expanded and more convenient network location choices for the baseband processing on COTS hardware. Therefore, this architecture naturally fits in existing networks backhaul infrastructure and enhances their evolution towards a fully virtualized and OpenRAN architecture. Our OpenRAN solution is microservices based built on cloud-native principles, enabling the solution to run on public, private or hybrid clouds.

Technology supporting OpenRAN is in the market right now with many publicly announced deals for OpenRAN deployments around the world. Mavenir is pioneering OpenRAN as one of the initial members of the O-RAN Alliance and has contributed to the O-RAN open fronthaul specification development. Mavenir is also one of the initial members of the Telecom Infrastructure Project (“TIP”) and a board member of the OpenRAN Policy Coalition (“ORPC”) which now includes 54 members and is working with operators and vendors to promote open interfaces and network element interoperability.

Multi-Access Edge Computing (“MEC”)

Our MEC solution allows for connectivity and data processing to occur at the edge of Wireless Service Provider networks to more closely locate processing tasks to subscribers, thereby reducing latency and cost.

Private Networks

A solution that offers a secure wireless network to enterprise customers, built on top of OpenRAN vRAN, MEC and Software for Mobile Core. Our Private Networks solution enables us to address a growing need for dedicated and secure networks for enterprises and industries, that are looking to use 4G and 5G to power their digital transformation and connectivity needs. The end-to-end solution offers enterprise customers a secure wireless 4G or 5G network to replace or augment existing wired and wireless Local Area Networks. The 4G LTE or 5G Private Network solution can be offered in two models—a low footprint on-premise “box” or a hosted cloud delivered connectivity platform. Radios can be deployed with the familiar ease of traditional Wi-Fi access points. The entire solution is engineered to allow for “zero touch” deployment and management. The enterprise can lease wireless frequencies from the operator or register for their own licenses from the government (i.e. The Citizens Broadband Radio Service (“CBRS”) in the U.S.).

Software for Mobile Services

We provide a broad selection of additional functionality that our customers can purchase in order to further enhance and extend the capabilities of their network. These modules apply to both the core of the networks and the mobile Access & Edge portions of the networks. Our current offering of Software for Mobile Services includes Monetization, mobile-native UCC, Digital Engagement, AI-driven Analytics, Multi-ID and Enhanced Security. They unlock new revenue opportunities by providing additional services to consumers and enterprise users and enhance mobile network security performance.

Monetization

A solution that provides enterprises an omni-channel marketing platform leveraging RCS Business Messaging (“RBM”) or other OTT channels to increase brand awareness through digital marketing campaigns and drive customer engagement over business messaging channels such as RCS, as well as other OTT channels for maximum consumer reach. Our platform utilizes templated chatbots and conversational AI throughout an entire customer journey from the initial search and discovery to the final transaction for a good or service, resulting in a delightful customer experience.

Unified Communications and Collaboration

Our mobile-native UCC solution provides a complete set of business communication services and tools that enables businesses of all sizes to communicate with other businesses and to engage customers. Our UCC solution provides a seamless experience using voice, video, messaging and presence services across an integrated desktop environment consisting of fixed and mobile phones, as well as softphone clients on PCs. We also have a differentiated business messaging capability that provides a “mobile native” experience tailored for microbusinesses or small-to-medium (“SMB”) businesses with mobile-only users. Our collaboration application enables online meetings and provides productivity tools such as screen-sharing and whiteboarding that have become business critical during the Covid-19 pandemic for employees working from home or in remote locations.

Digital Engagement

Digital Engagement is a big part of digital transformation for Wireless Service Providers. Mavenir’s Digital Engagement cloud-native solution enables our customers to digitalize the onboarding, engagement and service management experience for our solutions. The Mavenir Digital Engagement solution suite provides open digital architecture-based modular commercialization products with well-defined API driven service interaction.

Analytics

Our Analytics solution integrates latest AI and Machine Learning (“ML”) technologies on top of a scalable data collection, visualization and analysis platform to provide new insights to our customer on existing services as well as capability to identify changes in network required for new commercial use cases. The solution provides closed loop automation capability for optimization of the network and services driven by AI. The solution adds a new dimension to our advanced capabilities portfolio by providing data that is valuable in maximizing existing revenue streams and building new services.

Multi-ID

A solution that allows users to send and receive voice, video and messages using multiple numbers on one or more devices across a single account.

Enhanced Security

Where security is compromised, fraud is inevitable. Mavenir’s cloud-native Network Security and Fraud Management Suite includes Messaging Spam and Fraud control, Revenue Assurance, Network Signaling Security and Secure Edge enabling operators to understand, monitor, enforce and maintain network security across all solution verticals. The security suite fully covers protection of the core mobile network including the revenue of modern Wireless Service Providers. Mavenir’s security solution is continuously updated to deal with new fraud types, embracing rule, algorithm updates that help uncover fraud before it takes place. The solution is designed to protect the network in real-time, and with predictive analytics and ML, the network is protected even as new vulnerabilities arise.

Competitive Strengths

We believe that we have several competitive advantages that differentiate us from traditional mobile network equipment and point-solution vendors. Our competitive strengths include:

•	Cloud-Native Software and Web-Scale Approach Increasing Flexibility and Lowering TCO. Our end-to-end, cloud-native software solutions and web-scale approach offer mobile network services to our customers across the network stack in a highly modular manner. This provides the network agility our customers need to quickly and efficiently deploy, operate and scale new services while reducing overall network costs.

•

Strong Competitive Position in the NFV Market.    We are competitive in the NFV market and support a large fully virtualized and open network. NFV is a key component of enabling the web-scale model that significantly increases flexibility while reducing TCO. We have a first-mover advantage in providing virtualized end-to-end solutions in this space. In fact, we are the world’s leading provider of NFV wireless voice and video and NFV wireless IMS according to Dell’Oro, and we believe that we are also the world’s leading provider in global messaging.

•

End-to-End Portfolio for Existing and Future Mobile Broadband Technologies.    We provide a full suite of software products covering Wireless Service Providers mobile network needs, including Software for Mobile Core, Software for Mobile Access & Edge and Software for Mobile Services. Our customers benefit from an ability to purchase fully integrated solutions and our expertise across all areas of a Wireless Service Provider’s network operations. This lowers deployment and ongoing operating costs while allowing for better integration with other network infrastructure components and migration across mobile generations (e.g., from 3G to 4G to 5G).

•

Depth of Longstanding, Global Customer Relationships and Technical Integration with Networks.    Our installed base is comprised of over 250 Wireless Service Providers, including 17 of the 20 largest Wireless Service Providers across approximately 120 countries and six continents, including the “big three” U.S. Wireless Service Providers. We have a proven history of fostering long, deeply embedded relationships with our customers, with more than 50% of our customer base having been customers for 12 or more years. By cultivating these strong working relationships with leading Wireless Service Providers, our solutions are deeply integrated in our customer networks and have become mission-critical components of their long-term network strategy.

•

Culture of Innovation.    We pride ourselves on our focus on innovation, with approximately 60% of our personnel engaged in research and development activities, which includes personnel involved with paid development projects, and as of September 30, 2020, a portfolio of 579 U.S. and foreign issued patents and 70 pending applications. We have been recognized as innovators in the mobile network industry and have consistently been at the forefront of disrupting existing markets with several ‘industry first’ accomplishments.

Our Growth Strategy

The key elements of our growth strategy are:

•

Expand Within Our Existing Customer Base.    We plan to continue pursuing opportunities within our global customer base. As our customers add more subscribers, they expand the capacity they contract from us. In addition, our customers tend to purchase more product offerings from us as they experience the benefits of our cloud-native software solutions and web-scale approach. We believe that as Wireless Service Providers transition to more advanced mobile broadband technologies (e.g., from 3G to 4G and 5G), the demand for our software solutions will grow.

•	Capitalize on Market Shifts. We plan to take advantage of the following market shifts:

•

5G Adoption.    With the advent of 5G, we believe that mobile networks that already support multi-billion mobile subscriptions today need to be efficient and effective enough to address tens of billions of connected devices in the 5G/IoT era, and the consequent rise in new use cases and applications. According to Ericsson Mobility Report (EMR), by 2025, 5G will account for an estimated 45% of total mobile data, and mobile data traffic is expected to increase 31% CAGR between 2019 to 2025. According to Cisco, the number of 5G connected devices is expected to increase from 11 billion in 2018 to 21 billion in 2023. In addition, the current global pandemic caused by Covid-19 has increased mobile network traffic and usage of all forms of communication services as more employees are working from home or in remote locations. Upcoming rebuilds of, and new investments in, network infrastructure will provide access to a new and growing market in which we are well positioned with our Software for Mobile Core and Software for Mobile Access & Edge product portfolios including Private Networks. The cumulative mobile core market from 2020 to 2024 is estimated to be $35 billion according to Dell’Oro.

•

NFV (including OpenRAN vRAN).    We believe that we have a large opportunity with the expected massive data growth. Spending on x86 server virtualization infrastructure has increased from under $1 billion in 2006 to an estimated $47 billion in 2020 according to Gartner, a 38% CAGR. According to GSMA Intelligence, wireless service providers are expected to invest around $1.1 trillion worldwide between 2020 and 2025 in mobile capex, roughly 80% of which will be in 5G networks. According to Dell’Oro, the cumulative OpenRAN market size from 2020 to 2024 is estimated to be $6.5 billion out of a cumulative estimated total RAN market size of nearly $170 billion for the same period. As a result, we expect the industry to continue to transition to our virtualized solutions, including OpenRAN vRAN, which provide Wireless Service Providers a more flexible and cost-efficient alternative to conventional network infrastructure.

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Attract New Customers.    Wireless Service Providers are combatting the commoditization of services and addressing exponentially growing data requirements by rapidly virtualizing their networks to increase flexibility and reduce TCO. This shift creates an opportunity for us to continue leveraging our first-mover advantage and expertise in designing web-scale mobile networks for our customers. Our differentiated approach helps us attract new customers, all of which we expect will help us attract new customers. Also, our ability to help Wireless Service Providers combat commoditization using our Software for Mobile Services suite to generate new revenue streams is equally attractive to prospective customers.

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Expand our Reach into Targeted Adjacencies by Selling our Software Solutions via New Channels and Consumption Models.    We are planning to scale our go-to-market efforts through additional distribution channels, including system integrators and web-scale internet providers, such as AWS, GCP, Azure, etc. In addition, we are planning to introduce new consumption-based models, such as Software-as-a-Service and Platform-as-a-Service. This allows us to establish recurring revenue streams by leveraging existing solutions with minimal incremental development, while addressing the growing opportunity for Enterprise connectivity and digitalization.

Customers

Our primary customers are Wireless Service Providers that are looking to deliver mobile network services to consumers and enterprises.

Our customer base consists of over 250 Wireless Service Providers, including 17 of the 20 largest Wireless Service Providers, which serve close to 4 billion subscribers across approximately 120 countries. In fiscal 2019, we sold additional products to 23 of our top 25 customers (based on revenue), as compared to additional product sales to 18 of our top 25 customers (based on revenue) in fiscal 2018. Between 2015 and the second quarter of 2020, we saw a five times average expansion in the number of products utilized by our customers. Additionally, we made sales to 13 new customers in fiscal 2018, 12 new customers in fiscal 2019 and 7 new customers in the first half of fiscal 2020. In fiscal 2019, we received $32 million in bookings from new customers as opposed to $27 million in fiscal

2018. In the first half of fiscal 2020, we’ve received $31 million in bookings from new customers. Revenue recognized from new customer bookings in fiscal 2019 was $6.8 million compared to $3.1 million in fiscal 2018 and $0.5 million during the first half of fiscal 2020. A customer that had not previously placed a new purchase with us in the prior two fiscal years is defined as a new customer.

We currently sell our products primarily directly to our customers and expect this to continue to be the go-to-market approach moving forward. We will expand our market reach by selling through channel partners as well.

Revenue from customers located outside the United States represented 52.1% of our total revenue in fiscal 2019, and 38.1% of our total revenue in fiscal 2018.

In fiscal 2019, T-Mobile USA accounted for 30% of our total revenue compared to 36% of our total revenue in fiscal 2018, a decrease primarily attributable to growth in revenue from other customers. In fiscal 2019, Rakuten accounted for 17% of our total revenue. No other end customer accounted for more than 10% of our revenue in those respective periods.

Customer Case Studies

The following are examples of some of the solutions we have provided to our customers.

Deutsche Telekom

Situation:    Deutsche Telekom is Europe’s leading telecom provider with 184 million customers.

Solution:    Embracing digital transformation has been critical part of success, being more agile, innovative and faster. Mavenir has already played a key role in transforming Voice and Messaging services via cloud native solutions, and this network transformation is foundational for the successful roll out of 5G.

Telefónica

Situation:    Telefónica is one the largest telecommunications service providers in the world. The company offers fixed and mobile connectivity as well as a wide range of digital services for residential and business customers. With 342 million customers, Telefónica operates in Europe and Latin America. Telefónica needed to move their core infrastructure away from rigid, hardware based, traditional network equipment to fully leverage the latest technology advances in software and virtualization in order to reduce costs, increase agility and enable rapid introduction of new services to their customer base.

Solution:    Both Telefónica UK and Telefónica Deutschland chose to deploy Mavenir’s Virtualized IMS (“vIMS”) Solution for VoLTE and VoWiFi in their nationwide NFV Cloud Infrastructure, replacing their traditional network equipment. Mavenir offered a proven, flexible and optimized solution to Telefónica, reducing TCO and opening possibilities of new services. Mavenir’s vIMS enables new propositions for all customer segments, moving the telco services to the new era of IP convergence and virtualization. The solution provides mobile and fixed services for more than 8 million customer connections at Telefónica UK and more than 45 million customer connections at Telefónica Deutschland.

Rakuten Mobile

Situation:    Rakuten Mobile aims to redefine expectations in the mobile communications industry by launching a completely cloud-native mobile network with substantially lower TCO in order to provide appealing and convenient services that respond to diverse customer needs. The new network is required to be more flexible and easier to maintain and to upgrade. Rakuten’s mobile network is expected to require half the investment of traditional telcos just to build the 4G part of the network. When accounting for 5G buildout costs, Rakuten’s network will require 70 to 80% less in investment than a traditional telco network buildout.

Solution:    Mavenir was selected by Rakuten Mobile for its Mobile Core to provide its subscribers with powerful, flexible, agile and cost-effective next-generation voice and messaging services. In addition, Mavenir is helping Rakuten Mobile combine the rich capabilities of internet-based communications services with the reliability, reach and quality associated with telecom-provided voice and messaging services. The result is Rakuten Link, a new Rakuten Mobile smartphone application that launched in April 2020 and has the capability to support everything from instant messaging and group video calls to chatbots and online shopping. Mavenir is also supplying Rakuten Mobile with various other elements of its new network, including an Evolved Packet Core for IoT services, and is an important contributor to the Rakuten Communications Platform, which Rakuten is looking to deploy in markets beyond Japan in partnership with other operators.

DISH Network

Situation:    In 2020, DISH Network became a nationwide U.S. wireless carrier through the acquisition of Boost Mobile. DISH continues to innovate in the wireless, industry building the nation’s first virtualized, standalone 5G broadband network. Dish partners with innovative and agile vendors like Mavenir to accomplish their aggressive cost reduction and deployment timeline goals.

Solution:    DISH Network Corporation entered into a multi-year agreement with Mavenir to deliver cloud-native OpenRAN vRAN software. “Mavenir will help us lay the foundation for an innovative software-defined network with the flexibility, intelligence and scalability to deliver applications that will redefine the U.S. wireless industry” said Marc Rouanne, DISH’s Chief Network Officer. Working with DISH, Mavenir will be supporting the deployment of the world’s largest cloud-native OpenRAN 5G network as of April 23, 2020.

Vi: Vodafone Idea Limited

Situation:    Vi is India’s leading telecom service provider. The Company provides pan India Voice and Data services across 2G, 3G and 4G to almost 280 million subscribers. Vi is building a robust, future ready 4G+ network with the latest technology and needed a partnership with a vendor that would allow them to be at the forefront of technology and innovation, not only to reduce costs but to also create exciting new capabilities customized to their business requirements.

Solution:    Mavenir was selected by Vi to build a universal secured cloud, to supply a fully automated platform enabling self-provisioning of various workloads, and to set up a joint innovation lab. This partnership to optimize VoLTE deployments led to further large-scale deployments of Mavenir software and replacement of traditional equipment in Packet Core and 4G OpenRAN vRAN.

Turkcell

Situation:    Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging and data services on its mobile and fixed networks. Turkcell Group companies operate in 5 countries—Turkey, Ukraine, Belarus, Northern Cyprus and Germany. Turkcell continues to develop its virtualized infrastructure since it launched its unified telco cloud in 2016, and now, in line with this goal, Turkcell is working with Mavenir to transform their LTE and 5G voice network into 100% virtual infrastructures.

Solution:    Mavenir was selected by Turkcell to deploy its cloud-native, NFV-based Voice & Video solution for Turkcell’s home country Turkey and other subsidiaries. Turkcell had reviewed offerings from leading global telecommunications infrastructure providers and selected Mavenir’s Virtualized IMS (vIMS) and Connectivity Control solution to fully support LTE use cases and to evolve into a fully web-scale platform that can help enable Turkcell to lead the evolution to 5G.

Backlog

The majority of the Company’s arrangements are for periods of up to three years, with a significant portion being one year or less. The Company had $322.5 million of remaining performance obligations as of January 31, 2020 and it currently expects to recognize as revenue approximately 60% of this amount over the next twelve months. As of July 31, 2020 and 2019 remaining performance obligations were $335.1 million and $285.6 million, respectively. The estimated timing of the satisfaction of these performance obligations is subject to change owing to factors beyond the Company’s control such as customer and network demand, market conditions, and other factors impacting project logistics.

Customer Support and Services

We provide support and professional services to our customers to define, deploy, maintain and operate the products and solutions we sell, which we believe is a critical component of our overall platform offering. Our support and professional services effort cover every stage of the products sale, from pre-sales technical consultation, specification and design, deployment, integration, testing, certification and migration, to operation, post-sales maintenance and training.

All services are provided in order to support our solutions and ensure end-to-end performance.

The services we provide to our customers include:

Maintenance and Technical Support.    Our support organization provides 24-hour, 7 days a week, 365 days a year operational and technical support to our customers. The support team and resources are strategically located within our customers’ geographical regions in order to deliver high-quality engineering and support capabilities. The regional teams are in turn supported by our Global Product Support teams who are collocated with our System Test and Research and Development organizations.

Professional Services.    We offer a range of professional services to support every step of the deployment and use of our products and solutions. We offer pre-installation services, Network and Cloud services, expert assistance, and Knowledge Services. Our Network and Cloud Services includes network design and architecture, project management, physical installation, application and solution deployment, configuration and commissioning including building out cloud environments. We integrate our solutions with other network components and back office management systems and perform end-to-end testing.

Sales and Marketing

As of September 30, 2020, we had a total sales and marketing staff of 203 employees, with 80 located in the Americas, 75 located in the EMEA region and 48 in the APAC region. Our sales and marketing expenses were $44.2 million and $42.1 million in fiscal 2019 and 2018, respectively.

In most cases, we market and sell our solutions directly to our customers through our sales force. We also sell via a channel model, but only in limited cases driven by unique geographic needs. We plan to expand the use of the channel in the future to increase market reach.

Sales.    Our direct sales organization focuses on selling to leading Wireless Service Providers. The typical selling cycle begins with Wireless Service Providers requesting information either informally or formally through a request for information (“RFI”) and/or request for proposal (“RFP”). In many instances, Wireless Service Providers will first issue an open-ended RFI, then a more detailed and specific RFP. The RFP process includes assessment of responses as well as, in most cases, lab testing and potentially field testing of the service to be deployed. Our relationships with leading Wireless Service Providers and experience in their labs have given us significant insight into their networks and their decision-making processes with respect to their deployment of solutions.

We maintain sales and support offices in several markets around the world, including the United States, Australia, Brazil, India, Mexico and the United Kingdom, and we have sales personnel in sales offices and virtual offices in an additional 23 countries. The sales team is managed geographically and by key accounts to ensure appropriate focus on our global customer base. We focus on addressing large Wireless Service Providers, given the concentration of global subscribers among those providers—the top 20 Wireless Service Providers by subscribers have about 50% of the global subscribers.

Marketing.    We market and promote our products and solutions through a series of coordinated efforts that include customer workshops, customer social events, participation on discussion panels at industry events, speeches, webinars and seminars for customers, industry analyst and press briefings, press releases, attendance at trade shows, demonstrations of product capabilities and trials, including early adopters programs and marketing collateral such as product briefs, solution briefs, advertising in trade journals, placed articles and white papers. We work with selected industry analysts and commission studies, surveys, TCO analysis and white papers. These marketing activities are typical for the mobile network industry. We also use social media, such as blogs and posts on Twitter and LinkedIn, to broadcast time-sensitive information of topical interest.

Competition

The market for mobile network infrastructure products and solutions is highly competitive and rapidly evolving to include new competitors. The market is subject to changing technology trends and shifting subscriber needs and expectations that compel our customers to introduce new services frequently to generate revenue and enhance subscriber loyalty and to deploy new technology to improve capex and opex. With the growth of 4G LTE technologies and rollout of 5G services, we expect competition to continue for all our solutions and in all our markets.

We believe there are several important factors to compete effectively in our market, including: market recognition, the ability to provide a comprehensive set of solutions, competitive pricing and flexibility to offer customized solutions and implementation approaches. We also believe the ability to provide the effectiveness of a web-scale approach is very important given the need for Wireless Service Providers to transfer their networks to add flexibility and reduce TCO. We believe that the flexibility and reduction in TCO that our web-scale approach provides will allow us to differentiate ourselves.

Our primary competitors may be classified into three broad categories:

•

Large Mobile Network Equipment Vendors.    These competitors include Ericsson, Nokia and Huawei. We believe that we compete effectively against these traditional vendors because of our cloud-native open interface for NFV, our complete end-to-end offering, the features we offer within our solutions, our flexibility in delivering well-optimized solutions with specific features set required for each Wireless Service Provider’s unique network requirements, our proven deployments at scale, the timeliness of delivering solutions, and competitive pricing. We believe that the large infrastructure vendors generally face structural challenges to both support their traditional hardware-centric businesses and deliver the innovative next-generation solutions.

•

Point-Solution Providers.    These competitors include Altiostar, Microsoft and Oracle. Each of these solution providers has the ability to deliver one or more network functions but lacks the ability to deliver end-to-end solutions and deployments at scale across the entire network stack.

While we believe that we compete effectively in the market with our solutions against our competitors, there is no assurance that we will be successful. For more information on the competitive risks we face, please read “Risk Factors—Risks Related to Our Business and Our Industry.”

Technology and Architecture

We have developed our products and solutions with a clear technology strategy in mind: offer mobile network capabilities to our customers across the mobile network stack in a highly flexible and modular manner.

As a result of this, the main three technology principles adopted are:

•

Cloud-Native.    Fully virtualized and hardware agnostic. The design is based on microservices and evolving from virtual machines to web-scale, ensuring that open source virtualization layers are at the base.

•

Open Architecture.    Ensures full interoperability and complete compliance to the leading industry standards from key standards development organizations including the 3GPP, the Open Mobile Alliance, OpenRAN, GSM Association and supports industry-standard open interfaces to connect with existing mobile access and core networks.

•

Automation.    All solutions are entirely automated in order to benefit from the cloud-native nature with the ability to scale and support slicing at any level and depth. Automation enables operators to efficiently run their networks and ensure full utilization of network resources. We also integrate AI and ML into automation to obtain a more predictive operation of the network rather than just a reactive one.

With our cloud-native approach and AI-driven automation, Wireless Service Providers can virtualize their networks to attain web-scale benefits with shorter implementation periods. Because our solutions are interoperable across network generations, we enable Wireless Service Providers to leverage their existing investments in 3G and 4G networks while offering a seamless, cost-effective path to 5G. Our ability to package multiple services and solutions on a single common platform reduces the cost and complexity of deploying 4G LTE-based networks and offers seamless migration to 5G.

Our architecture is based on the following principles:

•	Flexibility. Our software is highly modular and can easily adapt to interwork with the wide variety of equipment typically found across different mobile service provider networks.

•	Innovation. Our unique convergence capabilities enable solutions that address deployment challenges and accelerate time-to-market.

•	Scalability. Our platform is designed to seamlessly scale to meet traffic growth requirements with minimal impact on network design and provisioning.

•

High Availability.    Our platform is designed against any single point of failure, meeting or exceeding the traditional mobile telecommunications industry requirements for 99.999% availability. In addition, our solutions are designed for geographical redundancy which maintains network and service availability.

Research and Development

Our technology requires continued investment to maintain our market and technology leadership positions. Accordingly, we believe that a strong research and development program is critical to our success. Our research and development efforts are focused on designing, developing and enhancing our products, investigating new technologies, testing, performing quality assurance and certification activities with major operators.

As of September 30, 2020, we had 2,411 research and development personnel (which includes personnel involved with paid development projects) located primarily in the United States, China, Czech Republic, India and Israel. These personnel are skilled, with deep domain expertise in the diverse areas, such as telecommunications, IP networking, radio, data plane, software development, web technologies, AI and ML and NFV. Our research and development expenses were $89.4 million and $90.7 million during fiscal 2019 and 2018, respectively.

Intellectual Property

Our success depends to a significant degree upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and non-U.S. patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. As of September 30, 2020, Mavenir holds 579 U.S. and foreign issued patents and 70 pending applications.

Our U.S. patents are scheduled to expire at various dates between March 2021 and June 2031. The expiration dates of our pending U.S. patent applications, if those applications are issued as patents, will presently be as late as April 2034. Our non-U.S. patents are scheduled to expire at various dates between August 2021 and July 2028. The expiration dates of our pending non-U.S. patent applications if those applications are issued as patents, will presently be as late as October 2033.

Our registered trademarks in the United States consist of Mavenir®, MAVENIR M® and the Mavenir Systems® name.

Our software is protected by U.S. and international copyright laws. We also incorporate several third-party software programs into our solutions, pursuant to license agreements. Our software is not substantially dependent on any third-party software.

In addition to the protections described above, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including nondisclosure agreements with employees, consultants, customers and vendors and other measures for maintaining trade secret protection. We license our software to customers pursuant to agreements that impose restrictions on the customers’ ability to use the software, including prohibitions on reverse engineering and limitations on the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements and by restricting access to our source code. For information on the risks associated with our use and protection of intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property and Our Technology.”

Legal Proceedings

From time to time, we and our subsidiaries are subject to claims in legal proceedings that arise, or may arise in the normal course of business. We do not believe that we or our subsidiaries are currently party to any pending legal action not described herein or disclosed in our consolidated financial statements included elsewhere in this prospectus that could reasonably be expected to have a material adverse effect on our business, financial condition, cash flows or results of operations.

Israeli Option Holder Class Action

On October 31, 2012, Comverse Technology, Inc. (“CTI”), (the former parent of Mavenir, Inc.) completed the spinoff of Mavenir, Inc. as an independent, publicly traded company, accomplished by means of a pro rata distribution of 100% of Mavenir, Inc.’s outstanding common shares to CTI’s shareholders. We refer to such transaction as the Share Distribution.

On February 4, 2013, CTI completed a merger transaction with Verint Systems Inc. (“Verint”), its then majority owned publicly traded subsidiary, pursuant to which CTI merged with and into a subsidiary of Verint to become a wholly-owned subsidiary of Verint. We refer to such transaction as the Verint Merger. Under the Share Distribution agreements Mavenir, Inc. entered into in connection with the Share Distribution, Mavenir, Inc. agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the Share Distribution. Accordingly, Verint, as successor to CTI, is entitled to indemnification from Mavenir, Inc. in connection with the action described below.

CTI and certain of its former subsidiaries, including our Israeli subsidiary, Mavenir Ltd. (f/k/a Comverse Ltd.), were named as defendants in four potential class action litigations in the State of Israel originally filed in March 2009 involving claims to recover damages incurred as a result of purported negligence or breach of contract due to previously settled allegations regarding illegal backdating of CTI options that allegedly prevented certain current or former employees from exercising certain stock options. The claims were consolidated into a single action in the Tel Aviv District Court (the “District Court”).

On August 28, 2016, the District Court issued its decision on a motion to certify the claims as a class action (the “Motion to Certify”). The Motion to Certify was approved against CTI with respect to CTI’s option plans and denied against Verint’s option plan, Mavenir Ltd. and Verint Systems Ltd. This matter covers current and former employees of Mavenir Ltd. and Verint Systems Ltd. who received CTI options.

On December 15, 2016, CTI filed Leave for Appeal to the Supreme Court of the State of Israel the (“Supreme Court”). The plaintiffs did not seek a Leave for Appeal. In August 2017, the Supreme Court ruled on Mavenir Ltd.’s Leave for Appeal that the District Court should re-examine the question whether a cause of action exists under New York law. The case was accordingly remanded to the District Court. Subsequently, the plaintiffs submitted a purported New York law expert opinion citing new causes of action and sought to amend the motion to certify the class. We moved to dismiss the motion to certify on the plaintiff’s expert opinion. On May 13, 2020, the plaintiffs submitted an amended motion for certification of class action together with a class action. On June 7, 2020, CTI filed a motion for leave to appeal the court’s decision to the Supreme Court and subsequently filed a motion to stay the lower court proceeding, which motion to stay was granted. The parties continue to litigate these proceedings. The defendant intends to continue to vigorously defend this action.

Securities Class Action

On August 10, 2018, Wayne County Employees’ Retirement System (“Wayne County”) filed a class action complaint in the U.S. District Court in the District of Delaware against Mavenir, Inc., and individuals who served as officers and directors of the Board prior to the August 19, 2016 closing of the merger transaction between Mavenir, Inc. and an affiliate of Siris Capital. Wayne County has asserted breaches of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9, claiming that the final proxy statement regarding the transaction contained certain material omissions. On January 30, 2020, Wayne County filed its amended complaint, in which it seeks declaratory relief and monetary damages for the alleged securities violations. Mavenir, Inc. subsequently filed its Motion to Dismiss, which motion and opposition have been briefed by the parties, with a hearing before a Magistrate Judge on such motion scheduled for November 18, 2020. We intend to vigorously defend this action.

Brazil Tax Litigation

The Company’s operations in Brazil are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes. The tax matters, which comprise a significant portion of the contingencies, principally relate to claims for taxes on the transfers of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our positions. As of January 31, 2020 and 2019, the total amounts related to the reserved portion of the tax contingencies was $8.5 million and $11.4 million, respectively, and the unreserved portion of the tax contingencies totaled approximately $52.8 million and $44.9 million, respectively. For more information, see Note 20 “Commitments and Contingencies” to our annual consolidated financial statements included elsewhere in this prospectus.

Appraisal Case

On August 29, 2016, Obsidian, a former stockholder of Mavenir, Inc. (formerly known as Xura, Inc.), filed a petition in the Delaware Court of Chancery pursuant to Section 262 of the Delaware General Corporate Law seeking statutory appraisal rights of its common stock holdings in Mavenir, Inc., which stock was extinguished following the acquisition of Mavenir, Inc. by affiliates of Siris Capital on August 19, 2016 for a per-share price of $25.00. We refer to such transaction as the Merger. A total of 2,172,438 shares demanded appraisal in this case. In 2019, the parties entered into a settlement agreement and mutual release to resolve this action and the related fiduciary claims described below under “—Fiduciary Claims” that were previously consolidated. In connection with this settlement agreement, the parties filed a joint stipulation dismissing all claims asserted in this action and the related fiduciary claims, and we accrued a current liability for the final settlement amount, which was subsequently paid.

Fiduciary Claims

On March 30 2018, Obsidian filed a complaint in the Delaware Court of Chancery asserting that the former CEO of Mavenir, Inc. breached his fiduciary duties to Mavenir, Inc. in connection with the sale process leading to the Merger and that certain individuals with Siris Capital, referred to as the Siris Defendants, “aided and abetted” the former CEO’s alleged breaches of fiduciary duty. The defendants moved to dismiss the claim and on December 10, 2018, the court denied the former CEO’s motion and granted Siris’ motion (dismissing the Siris Defendants from the case). On December 20, 2018, Istvan Szoke filed a class action complaint in the Delaware Court of Chancery, advancing the same claims as Obsidian in Obsidian’s fiduciary action and adding allegations seeking to bring the Siris Defendants back into the case. On February 28, 2019, the Court ordered that the Szoke fiduciary action be consolidated with the appraisal action and the Obsidian fiduciary action, the latter two actions having been consolidated on April 18, 2018. The former CEO and the Siris Defendants moved to dismiss Szoke’s claims. The court denied the former CEO’s motion to dismiss and on July 12, 2019, issued a decision dismissing Siris from the Szoke action. The Szoke class action was dismissed on July 29, 2019 in its entirety with prejudice limited to Szoke only.

In 2019, the parties entered into a settlement agreement and mutual release to resolve the action and the related appraisal claim described above under “—Appraisal Case” that were previously consolidated. In connection with this settlement agreement, the parties filed a joint stipulation dismissing all claims asserted in this action and the related appraisal claim, and we accrued a current liability for the final settlement amount, which was subsequently paid.

Tech Mahindra

By letter dated May 9, 2018, we terminated the Master Service Agreement, as amended, between us and Tech Mahindra. On August 31, 2018, Tech Mahindra filed a demand for arbitration against us seeking payment of outstanding invoices, a termination fee allegedly owed under the Master Service Agreement and damages for certain other legal and contractual claims. In 2019, the parties settled this matter for which we accrued a current liability for the final settlement amount, which was subsequently paid.

Employees

As of September 30, 2020, we had 4,116 personnel, 2,411 of whom were primarily engaged in research and development, (which includes personnel involved with paid development projects) 203 of whom were primarily engaged in sales and marketing, 1,233 of whom were primarily engaged in providing implementation and professional support services and 269 of whom were primarily engaged in administration and finance. These personnel are located in the United States, Australia, Brazil, Canada, China, Czech Republic, Germany, India, Israel, Italy, Japan, Sweden, the United Kingdom, and in 26 other countries globally. Mavenir has a collective bargaining agreement with certain employees based in Israel, who are covered by this collective bargaining agreement through December 31, 2021. Mavenir respects industry-wide collective labor agreements in Brazil, Italy and France. While the laws of certain jurisdictions in which we have employees do not require employees to advise us of union membership, to our knowledge we do not have any other employees represented by a collective bargaining or industry-wide collective labor agreement.

Facilities

Our principal offices occupy approximately 58,635 square feet of leased office space in Richardson, Texas. The lease term for our headquarters runs through November 2027, and we have the right to assign the lease or sub-lease with landlord authorization.

We also maintain sales, development or technical assistance offices in the following countries: Reading, United States; Reading, United Kingdom; North Sydney, Australia; Shanghai and Beijing, China; Bangalore, Gurgaon and Mumbai, India; Dubai; Bonn, Germany; Zagreb, Croatia; Ra’anana, Israel; Stockholm, Sweden, as well as twenty additional countries.

We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

MANAGEMENT

The following table sets forth information as of October 16, 2020 regarding certain individuals who are expected to serve as our executive officers and directors of Mavenir plc upon completion of this offering:

NAME	AGE	POSITION
Executive Officers:
Pardeep Kohli	55	President and Chief Executive Officer, Director
BG Kumar	55	President, Communication Services Business Group
Terrence Hungle	66	Executive Vice President and Chief Financial Officer
Charles Gilbert	54	Executive Vice President, Chief Legal Officer and Corporate Secretary
BJ Jalalizadeh	60	Executive Vice President, Global Sales and Strategic Marketing
Ashok Khuntia	57	Executive Vice President and General Manager, Packet Computing
Ramnik Kamo	48	Executive Vice President Global Operations and Chief Information Officer
Mikael Rylander	56	Senior Vice President and General Manager Business Unit Radio Access
Bejoy Pankajakshan	45	Executive Vice President and Chief Strategy Officer
Non-Employee Directors:
Hubert de Pesquidoux	54	Chairman of the Board
Frank Baker	47	Director
Peter Berger	69	Director
Ronald J. de Lange	61	Director
Merle Gilmore	72	Director
Jeffrey Hendren	61	Director
Michael Hulslander	35	Director
Roderick Randall	61	Director
Theodore Schell	76	Director

The following are brief biographies describing the backgrounds of our executive officers and non-employee directors:

Executive Officers

Pardeep Kohli.    Mr. Kohli has been our President and Chief Executive Officer since December 2016. Prior to Mavenir, Mr. Kohli served as CEO of Xura, which he joined after it acquired Ranzure, an early-stage 5G and Cloud RAN solutions company that Mr. Kohli founded in 2016. Before leading Ranzure, Mr. Kohli was President and CEO of Mavenir Systems, Inc., guiding it through a successful initial public offering in November 2013 and its subsequent acquisition by Mitel Networks Corporation in 2015. See “Prospectus Summary—Our History.” Prior to his role at Mavenir Systems, Mr. Kohli was Co-Founder, President and CEO of Spatial Wireless which was acquired by Alcatel in 2004 and was the leading vendor of wireless Softswitch, bringing significant innovation to the circuit switched mobile core. Mr. Kohli has also been a member of our Board of Directors since December 2016.

BG Kumar.    Mr. Kumar has been our President of our Communication Services Business Group since February 2017, and leads our mobile network transformation strategy for major Wireless Service Providers globally. Prior to joining us, Mr. Kumar was President of Mitel Mobile, which he joined from Imagine Communications, where he was Global Head of research and development. Mr. Kumar had also previously held several management positions at Genband, including EVP, Chief Product Officer, and EVP and President of the Multimedia Business Unit. Mr. Kumar joined Genband from Mavenir Systems, Inc., where he was EVP of Engineering and Operations. He also held a senior position at Tekelec, where he was Vice President of Softswitch Solutions Engineering. Mr. Kumar has previously served on several boards, including Ranzure Networks and Procera Networks.

Mr. Kumar graduated with honors from the Florida Institute of Technology with a Bachelor of Science in Electrical Engineering and a Master’s degree in Computer Science. He is a graduate of the Institute of Managerial Leadership at the University of Texas at Austin, and the Leadership Development Program at Duke University.

Terrence Hungle.    Mr. Hungle has been our Chief Financial Officer of Mavenir since January 2019 and is responsible for all financial operations and processes within the company. Previously, he was the Chief Financial Officer for Imagine Communications Corp., where he was responsible for the day-to-day oversight of Imagine’s financial operations and planning. He has over 40 years of business experience, principally in telecommunications. He served as the Chief Financial Officer at Mitel Mobile from April 2008 through April 2015. Mr. Hungle served as the Chief Financial Officer of Navini Networks, Inc. and prior to that role, he also served as Vice President of Corporate Planning with Spatial Wireless Inc., where he led the successful merger transaction with Alcatel. Before his role at Spatial Wireless, Mr. Hungle successfully held a number of senior finance and controllership positions, both domestically and internationally, including that of Chief Financial Officer for Nortel Networks Corporation.

He serves as a Member of Advisory Board at Centina Systems, Inc. and Orchestra Technology. Mr. Hungle holds a Diploma in Accountancy from Saskatchewan Polytechnic in Canada and is a Chartered Professional Accountant (CPA).

Charles Gilbert.    Mr. Gilbert has been our EVP, Chief Legal Officer and Corporate Secretary since August 2019 and is responsible for our global legal function and all legal matters of the Company. Previously, he was the Chief Legal Officer for MediaKind (f/k/a Ericsson Media Solutions), in connection with Ericsson’s divestiture of that business. Prior to MediaKind, he was the EVP and Chief Legal Officer of Imagine Communications. Prior to Imagine Communications, he was the SVP and General Counsel of SourceHOV (now part of Exela Technologies Inc.). Prior to SourceHOV, he was a partner in the corporate securities section of Jackson Walker LLP, a Texas-based law firm.

Mr. Gilbert received his Bachelor of Science in Physics from the University of Texas, and his J.D. with honors from the University of Texas School of Law.

BJ Jalalizadeh.    Mr. Jalalizadeh has been our Executive Vice President, Global Sales and Strategic Marketing since February 2017. He oversees our worldwide sales effort, and is responsible for developing and executing strategic new business and growth plans.

Prior to joining us, Mr. Jalalizadeh was Vice President of Business Development and Marketing of Mobile Next Generation at Alcatel, where he oversaw expansion and growth of next generation softswitch technology globally. Before that role, Mr. Jalalizadeh was Vice President of Business Development at Spatial Wireless.

Mr. Jalalizadeh earned a Bachelor of Science in Electrical Engineering from the University of Oklahoma and an MBA from the University of Dallas.

Ashok Khuntia.    Mr. Kuntia has been our Executive Vice President and General Manager of Packet Compute Business Unit since May 2018, and is responsible for driving the 5G core business at Mavenir. Before joining Mavenir, Mr. Khuntia was Executive Vice President and co-founder of Ranzure

Netowrks, an early stage 5G and Cloud RAN solutions company acquired by Xura (later named to Mavenir). Prior to Ranzure, he served as Executive Vice President, Engineering and New Product Introduction at Motel Mobility (formerly Mavenir Systems). In previous roles, Mr. Khuntia was a Senior Architect at Cisco Systems from August 2000 to August 2005, where he was involved in the development of Cisco’s call server and BTS soft switch. Prior to Cisco Systems, Mr. Khuntia worked as a key technical architect for IPMobile Inc. (later acquired by Cisco), where he worked on a wireless bandwith broker. Mr. Khuntia received a Bachelor in Technology in Mechanical Engineering from the National Institution of Technology, Rourkela in India and a Masters in Technology from the Indian Institute of Technology, Kanpur, in Industrial Management. Mr. Khuntia also holds an MBA degree from the University of Dallas.

Ramnik Kamo.    Mr. Kamo has been our Executive Vice President Global Operations and Chief Information Officer since October 2018. He is responsible for our billings and revenue assurance, project delivery, professional services, customer support, managed services, supply chain, procurement, cloud operations, facilities, travel, information technology, and information security functions. Prior to this role from February 2017 to September 2018 Ramnik was our Executive Vice President and Chief Information Officter leading companywide integration efforts for the newly formed Mavenir.

Prior to Mavenir, Ramnik was SVP Global Operations and Services for Mitel Mobile. He joined Mitel from Imagine Communications where he was Chief of Staff and Chief Marketing Officer. Prior to Imagine Ramnik held SVP, Product Management and SVP Global Services roles at Genband (now Ribbon Communications). At Genband Ramnik launched the company’s first and pivotal enterprise cloud services and SaaS business and ran it as its General Manager. Ramnik has also held numerous leadership positions at Nortel in various functions, countries, markets and business units.

Ramnik serves on the Management Advisory Board of Cigniti Technologies Inc. Ramnik is an electronics and communications engineer with Master of Business Administration in Business Finance and a Masters Diploma in Business Administration (Marketing). Additionally, Ramnik is a certified Lean Six Sigma Master Black Belt.

Mikael Rylander.    Mr. Rylander is our Senior Vice President and General Manager of the Radio Access Business Unit. Mr. Rylander is responsible for our emerging 4G and 5G RAN/Radio portfolio. Mikael has substantial experience leading large-scale global operations including activities in GSM, WCDMA, TD-SCDMA, LTE, NR, and Transport. Prior to joining Mavenir, Mr. Rylander enjoyed a distinguished career at Ericsson where he was most recently Ericcson’s Global head of Radio Portfolio. During his tenure at Ericsson, Mikael had the opportunity to meaningfullyy contribute to Ericsson’s 2G, 4G and 5G initiatives including helping to bring to market MA MIMO radios for 4G and 5G and sub 6 GHz and mm wave technologies. Mikael has a M. Sc. in Electrical Engineering from the Royal Institute of Technology in Stockholm.

Bejoy Pankajakshan.    Mr. Pankajakshan has been our Executive Vice President and Chief Strategy Officer since May 2018. He is responsible for our development and communication of technology and product strategy, as well as facilitating execution of the corporate strategic initiatives. Previously he led the Product Line Management and Solution Architecture teams at Mitel Mobile and also worked in various roles at MetroPCS and Sprint.

Mr. Pankajakshan’s mobile and telecommunications experience includes working on projects such as the launch of VoLTE service by MetroPCS in August 2012 and the first RCS launch in October 2012. Mr. Pankajakshan holds an MS in Telecommunications from Southern Methodist University, an MBA in Information Systems from Kansas State University, a BS from Kerala University in India and 26 granted patents.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors upon completion of this offering will consist of 10 directors.

Pardeep Kohli.    Mr. Kohli’s biographical information can be found above under “—Executive Officers.”

Hubert de Pesquidoux.    Mr. de Pesquidoux has been a director since August 2016. Mr. de Pesquidoux is a former senior executive of Alcatel-Lucent SA, with a 21-year career until 2009. His last position was Chief Financial Officer of Alcatel-Lucent and President of its Enterprise Business Group.

Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly Newbridge Networks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux has previously served as Chairman of the Board for Tekelec, and was on the board of Mavenir and Thales. Mr. de Pesquidoux is currently the Executive Chairman of Mavenir and PGi and is also a member of the Board and Chairman of the Audit Committee for Criteo SA and Sequans Communications as well as a member of the Board of Directors of TNS.

He is a graduate of Institut Politiques de Paris, has a Maltrise en droit des Affaires from Nancy Law University and a DESS from Paris Dauphine University.

Frank Baker.    Mr. Baker has been a director since May 2016. Mr. Baker is a Co-Founder and Managing Partner of Siris Capital and is a member of the board of directors of all Siris Capital portfolio companies. Mr. Baker started his career in the Mergers and Acquisitions group of Goldman Sachs and has an M.B.A. from Harvard Business School and a B.A. from the University of Chicago. Mr. Baker has served on the boards of a number of public companies. He has served as on the board of directors of MedQuist Inc., Mmodal Inc., CBAY Systems Holding Ltd. and Plantronics, Inc. He currently serves as a member of the board of directors of Synchronoss Technologies, Inc. Mr. Baker served on the board of directors for the following non-U.S. public companies: Cosmos Bank Taiwan and Asahi Tec Japan. Mr. Baker also serves as a trustee of the University of Chicago. Mr. Baker also serves as a director at Robert F. Kennedy Human Rights, as well as for the Osborne Association, and as an advisory board member for All Star Code.

Peter Berger.    Mr. Berger has been a director since May 2016. Mr. Berger is a Co-Founder and Managing Partner of Siris Capital and is a member of the board of directors of all Siris Capital portfolio companies. Mr. Berger has served on the boards of a number of public companies. Mr. Berger served as a member of the board of directors of MedQuist Inc, Mmodal Inc. and Cbay Systems Holding Ltd. He currently serves a member of the board of directors for Synchronoss Technologies. Mr. Berger has also served on the board of directors for the following non-U.S. public companies: Cosmos Bank Taiwan, Asahi Tec Japan and Nippon Columbia Co. Ltd. Mr. Berger started his career at Arthur Andersen where he was global head of the Corporate Finance Group and was a Managing Director of Bear Stearns Companies. Mr. Berger was also a founding member of the private equity firm Ripplewood Holdings LLC. He has an M.B.A. from Columbia University Graduate School of Business and a B.Sc. from Boston University. Mr. Berger serves as a committee member for the Lincoln Center for the Performing Arts.

Ronald J. de Lange.    Mr. de Lange has been a director since September 2016. Mr. de Lange is the former CEO of Tekelec, where he spent 8 years and also served as Executive Vice President of Global Product Solutions. Prior to joining Tekelec, he had a 24-year career at Lucent Technologies, where he held a number of leadership roles. He has also served previously as Senior Vice President at Oracle Corporation. Since 2014, Mr. de Lange has been a professional investor engaged in financing early-stage technology companies and managing other business interests. Mr. de Lange has previously served as Chairman of the Board at Radisys Corporation. Mr. de Lange holds a Bachelor’s Degree in Electrical Engineering Technology from the DeVry Institute of Technology and a Master’s Degree in Computer Science from DePaul University. He has also completed management studies at the Wharton School of Management and Yale University.

Merle Gilmore.     Mr. Gilmore has been a director since August 2016. Mr. Gilmore is a former senior executive of Motorola, Inc., where he served in various senior management positions for 30 years there prior to his retirement in 2000. He was previously a member of the board of directors of Proxim Corp, Japan Telecom, Inc., MedQuist (now MModal), Mediabolic, Inc., and Revenew Inc., as well as Chairman of the Board and a representative officer of D&M Holdings Inc. and Executive Chairman of Tekelec and Airvana. Mr. Gilmore currently serves on the board of directors of Stratus Technologies, PulseSecure and Mavenir.

Jeffrey Hendren.    Mr. Hendren has been a director since May 2016. Mr. Hendren is a Co-Founder and Managing Partner of Siris Capital and is a member of the board of directors of all Siris Capital portfolio companies. He has previously served on the board of directors for MedQuist Inc. (now MModal Inc.), Cbay Systems Holdings Ltd., Cosmos Bank Taiwan, Asahi Tec Japan and Nippon Columbia Co. Ltd. Mr. Hendren started his career at Georgia Pacific and was a member of the Mergers and Acquisitions group of Goldman Sachs. He has an M.B.A. from Harvard Business School and a B.Sc. from Indiana University.

Michael Hulslander.    Mr. Hulslander has been a director since June 2018. Mr. Hulslander joined Siris Capital in 2012 and is a member of the board of directors of Travelport Worldwide Ltd.,

eNett International Ltd., and Pulse Secure, LLC. Mr. Hulslander started his career in the Financial Institutions Group at J.P. Morgan. He has a B.B.A. from the Stephen M. Ross School of Business at the University of Michigan.

Roderick Randall.    Mr. Randall has been a director since August 2016. Mr. Randall spent over 25 years in the technology and computer networking industry as an entrepreneur, senior executive, and venture capitalist. He was a Founding Partner at Vesbridge Partners and a General Partner at St. Paul Venture Capital. Previously, Mr. Randall was Chief Marketing Officer of Lucent Technologies and was Vice President of Marketing at Ascend. Prior to that, Mr. Randall was Vice President of Worldwide Marketing at Stratus Computer and Vice President of Strategic Market Development at Madge Networks, following its 1996 acquisition of Teleos Communications. Mr. Randall co-founded Teleos in 1987 and served many roles including as Chief Technology Officer, Vice President of Marketing and Business Development and Vice President of WAN Access Technology. He began his career at AT&T Bell Labs and holds several U.S. patents. Mr. Randall was previously a member of the Board of Directors of Tekelec, Airvana, TNS, Bytemobile, Bitfone, Snowshore, Teltier Technologies, ProQuent, FusionOne, Dynamicsoft, PGi and VisageMobile. Currently, he is a member of the Board of Directors of Stratus Technologies and Fisker Inc. and a member of the Board of Overseers of PBS TV producer and broadcaster WGBH. Mr. Randall is also the Chairman of the Board and Co-Founder of Maglev Aero.

Theodore Schell.    Mr. Schell has been a director since August 2016. Mr. Schell has worked in the telecom industry for over 20 years having last served as Sprint Corporation’s Senior Vice President for Strategy and Corporate Development and as a member of its Management Committee from 1989 - 2000. Mr. Schell played a leading role in the founding of Sprint PCS. He also was the Founder, President, and CEO of Realcom Communications Corporation, which was acquired by IBM in 1987. Mr. Schell is a member of the Board of Directors of Peerless Networks, ENA, MetaMedia and ERTelecom and previously was a member of the Boards of Directors of Tekelec, Airvana, Clearwire, Time Warner Telecom, RCN, Comverse Technology, TNS, PGi and Flag. Prior to joining Siris Capital, Mr. Schell was a General Partner at Apax for several years as well as a Managing Director at Associated Partners, LP.

Controlled Company

We have applied to list our Class A ordinary shares on the Nasdaq. As affiliates of Siris Capital will continue to control more than 50% of the voting power of our outstanding Class A ordinary shares upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a result, although the members of our audit committee are required to be independent (subject to a permitted “phase-in” period), we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee with a written charter addressing the committee’s purpose and responsibilities or an independent nominating function through a nominating and corporate governance committee or through our independent directors under the rules of the Nasdaq. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—We will be a controlled company within the meaning of the Nasdaq rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.”

Director Independence

The rules of the Nasdaq and the SEC impose several requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the Nasdaq and the SEC. For a director to be considered independent under those rules, our board of directors must affirmatively determine that the director does not have any material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Applying these standards, our board of directors has determined that none of our directors other than                    is an independent director as defined under the rules of the Nasdaq applicable to members of our board of directors. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by affiliates of Siris Capital, the roles of directors with Siris Capital and affiliates of Siris Capital, and other relevant information.

Indemnification of Directors and Executive Officers

Under our Articles of Association, and subject to the provisions of the U.K. Companies Act 2006 (the “Companies Act 2006”), each of our directors is entitled to be indemnified by us against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or any officer in or about the conduct of our business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions in relation to those duties. The Companies Act 2006 renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, other than to the extent described in “—Differences in Corporate Law—Liability of Directors and Officers.”

Board Composition

Our board of directors will consist of 10 members upon completion of this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by our board of directors in accordance with our Articles of Association. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. The primary responsibilities of this committee include:

•	selecting, evaluating, compensating and overseeing the independent registered public accounting firm;

•	reviewing the audit plan, changes in the audit plan, and the nature, timing, scope and results of the audit to be conducted by the independent registered public accounting firm;

•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

•	reviewing and discussing with management and the independent auditor, as appropriate, the effectiveness of our internal control over financial reporting and our disclosure controls and procedures;

•

as required by the listing standards of the Nasdaq, reviewing our major financial risk exposures (and the steps management has taken to monitor and control these risks) and our risk assessment and risk management practices and the guidelines, policies and processes for risk assessment and risk management;

•	approving audit and non-audit services provided by the independent registered public accounting firm;

•	reviewing and, if appropriate, approving or ratifying transactions with related persons required to be disclosed under SEC rules;

•	meeting with management and the independent registered public accounting firm to review and discuss our financial statements and other matters;

•	overseeing our internal audit function, including reviewing its organization, performance and audit findings, and reviewing our disclosure and internal controls;

•	overseeing our compliance with applicable legal, ethical and regulatory requirements (other than those assigned to other committees of the board of directors);

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, auditing or compliance matters;

•	discussing on a periodic basis, or as appropriate, with management, our policies and procedures with respect to risk assessment;

•	investigating any matters received, and reporting to the Board periodically, with respect to ethics issues, complaints and associated investigations; and

•	reviewing the audit committee charter and the committee’s performance at least annually.

Our audit committee will be comprised of                     ,                     ,                      and                    .                      will serve as the chairperson of the audit committee. We believe that                     and                     will qualify as independent directors according to the rules and regulations of the SEC and the listing rules of the Nasdaq with respect to audit committee membership. Not later than the first anniversary of the effectiveness of the registration statement, all members of the audit committee will be independent.

We also believe that                     will qualify as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC. Our board of directors has approved a written charter under which the audit committee will operate. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our audit committee will be available on our principal corporate website at www.mavenir.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become executive officers and members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. We intend that our nominating and corporate governance committee will also perform the following functions:

•	identify, evaluate and recommend individuals qualified to become members of the board of directors, consistent with criteria approved by the board of directors;

•

select, or recommend that our board of directors select, the director nominees to stand for election at each annual general meeting of our shareholders or any subsidiary or to fill vacancies on our board of directors;

•	develop and recommend to our board of directors a set of corporate governance guidelines applicable to us and monitor compliance with such guidelines;

•	review proposed waivers of the code of conduct for directors and executive officers; and

•	oversee the annual performance evaluation of our board of directors (and any committees thereof) and management.

The nominating and corporate governance committee also recommends directors eligible to serve on all committees of our board of directors. The nominating and corporate governance committee also reviews and evaluates all shareholder director nominees.

Our nominating and corporate governance committee will be comprised of                     ,                  ,                      and                     ..                    will serve as the chairperson of the nominating and corporate governance committee. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our nominating and corporate governance committee will be available on our principal corporate website at www.mavenir.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

Compensation Committee

The primary responsibilities of our compensation committee will be to administer the compensation program and employee benefit plans and practices for our executive officers and members of the board of directors. We intend that our compensation committee will review and either approve, on behalf of the board of directors, or recommend to the board of directors for approval, (i) annual salaries, bonuses and other compensation for our executive officers, and (ii) individual equity awards for our employees and executive officers. We intend that our compensation committee will also oversee our compensation policies and practices more generally. The committee will periodically report to the board of directors.

We intend that our compensation committee will also perform the following functions related to executive compensation:

•	review and approve the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;
•	evaluate the performance of our executive officers in light of the goals and objectives of our compensation programs and determine each executive officer’s compensation based on such evaluation;

•	evaluate each of our executive officers’ performance;

•	review and approve, subject, if applicable, to shareholder approval, our compensation programs;

•	review and recommend to the board of directors new executive compensation programs;

•	review the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	review and assess risks arising from our compensation programs;

•	periodically review that our executive compensation programs comport with the compensation committee’s stated compensation philosophy;

•	review our management succession planning;

•	annually produce reports for filings with government agencies in compliance with applicable law or regulation;

•	review and recommend to the board of directors the appropriate structure and amount of compensation for our directors;

•	review and approve, subject, if applicable, to shareholder approval, material changes in our employee benefit plans;

•	establish and periodically review policies for the administration of our equity compensation plans; and

•	review the adequacy of the compensation committee and its charter and recommend any proposed changes to the board of directors not less than annually.

In deciding upon the appropriate level of compensation for our executive officers, the compensation committee regularly reviews our compensation programs relative to our strategic objectives and emerging market practice and other changing business and market conditions. In addition, the compensation committee also takes into consideration the recommendations of our chief executive officer concerning compensation actions for our other executive officers.

Our compensation committee will be comprised of                     ,                     ,                      and                     .                     will serve as the chairperson of the compensation committee. In connection with this offering, our compensation committee will review its charter and role to ensure it is aligned with our status as a publicly traded company and our compensation philosophy and objectives. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our compensation committee will be available on our principal corporate website at www.mavenir.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of us or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Code of Conduct

We have adopted a code of conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of conduct will be available on our principal corporate website at www.mavenir.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our culture and long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. For 2019, the material elements of our executive compensation program were base salary and annual cash bonuses. In addition, our executive compensation program also includes outstanding incentive rights granted under our LTIP. We expect that our executive compensation program will evolve to reflect our status as a public company and market practices.

This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our two other most highly compensated executive officers as of January 31, 2020. We refer to these individuals as our “named executive officers.” For fiscal 2019, our named executive officers were:

Pardeep Kohli, President and Chief Executive Officer;

BG Kumar, President, Communication Services Business Group;

BJ Jalalizadeh, Executive Vice President, Global Sales and Strategic Marketing

Compensation of Named Executive Officers

Base Salary.    Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us. Please see the “Salary” column in the Fiscal 2019 Summary Compensation Table for the actual base salary amounts received by each named executive officer in fiscal 2019.

Bonus Programs.    Historically, we have provided our senior leadership team with short-term incentive compensation through our annual bonus program. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. Our annual bonus program provides cash incentive award opportunities for the achievement of performance goals established by the compensation committee of our board of directors at the beginning of each fiscal year.

The payment of awards under the fiscal 2019 bonus program applicable to the named executive officers other than Mr. Jalalizadeh was subject to the attainment of corporate (weighted 80%) and individual (weighted 20%) metrics. For fiscal 2019, there were four equally weighted corporate goals relating to (i) billings, (ii) GAAP revenue, (iii) Adjusted EBITDA, and (iv) unit specific factors. Payouts with respect to each corporate metric were subject to the achievement of the applicable threshold performance level, as well as the achievement of threshold performance with respect to the Adjusted EBITDA metric.

Early in fiscal 2019, the compensation committee established bonus targets for each participant in the annual bonus program, including each of the named executive officers other than Mr. Jalalizadeh. The bonus targets for the named executive officers ranged from 85% to 150% of base salary. Based on our fiscal 2019 performance, the compensation committee awarded payouts under our annual bonus program in a total payout of 111.2% and 110.0% of the target bonus opportunity for Messrs. Kohli and Kumar, respectively. Please see the “Non-Equity Incentive Plan Compensation” column in the Fiscal 2019 Summary Compensation Table for the amount of annual bonuses earned by each named executive officer in fiscal 2019 under the annual bonus program.

Under the Company’s 2019 Sales Compensation Plan, Mr. Jalalizadeh was eligible to receive commissions based upon the amount of global bookings achieved in fiscal 2019, with a target commission equal to $363,000. The amount of the commissions actually earned and paid is based on a Basic Commission Rate (“BCR”) factor that divides the on-target booking commission (“OTC”) by the specified booking target for fiscal 2019. When a dollar of bookings occurs, it is multiplied by the BCR factor, with commissions paid based on a percentage on bookings and a percentage on collection. If the specified quota is exceeded, a multiple of up to three times the BCR is applied depending on the extent quota is exceeded. Additionally, commissions are paid for selling new or focus products.

2017 Long-Term Incentive Plan

In fiscal 2017, we adopted the LTIP under which participants are eligible to receive IRs. Under the terms of the LTIP, a vested IR entitles the participant to receive a distribution in either shares of the Company, cash or a combination thereof upon the occurrence of a Liquidity Event, as calculated in accordance with the LTIP, with a value greater than the strike price applicable to the participant’s IR. The amount paid to a participant is determined based on specified percentages of the difference between the distribution amount payable to the Parent Members (net of certain fees and expenses, indebtedness and escrowed or other contingent amounts) and the strike price, with the percentage of such amount varying based on the multiple of invested capital received by the Parent Members as set forth in the LTIP. In general, the strike price is determined based on the value of the Company at the time of grant. Seventy percent of the IRs are Time-Based IRs, which are subject to time-based graded vesting over a period of three years, subject to the participant’s continued employment through each vesting date, and can only become payable, to the extent vested, upon a Liquidity Event, provided, that any unvested Time-Based IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. The remaining thirty percent of the IRs are Sale Event-Vested IRs, which vest on the first anniversary of a Sale Event, subject to the participant’s continued employment through such date, provided that Sale Event-Vested IRs become fully vested upon a termination of the participant’s employment by the Company without cause (as defined in the LTIP) at any time during the one-year period following a Sale Event. A Liquidity Event refers to a distribution (other than a tax distribution) to the Parent Members, including a Sale Event. A Sale Event generally includes a change in control of the Company as well as the sale of substantially all of the Company’s assets. Under the LTIP, the compensation committee has discretion to waive or accelerate the vesting of outstanding IRs in connection with an initial public offering. The compensation committee is currently evaluating the IR program to determine the treatment of the IRs in connection with this offering. For additional information regarding the LTIP, please see the section above entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation.”

Please see the “Fiscal 2019 Outstanding Equity Awards Table at Fiscal Year-End” for further information regarding outstanding IRs including a description of the vesting terms applicable to outstanding IRs.

Fiscal 2019 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the year ended January 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation(1)(2) ($)	All Other Compensation(3) ($)	Total ($)
Pardeep Kohli,	2019	533,333	—	—	890,610	8,400	1,432,343
President and Chief Executive Officer

BG Kumar	2019	323,334	—	—	302,460	8,400	634,194
President, Communication Services Business Group

BJ Jalalizadeh	2019	336,675	—	—	439,453	5,644	781,772
Executive Vice President and Head of Global Sales & Strategic Marketing

(1)

The amounts included in this column for Messrs. Kohli and Kumar represent annual cash bonuses earned under the Company’s annual bonus program with respect to fiscal 2019 performance, as described above.

(2)	The amount included in this column for Mr. Jalalizadeh reflects commissions earned during fiscal 2019 pursuant to the 2019 Sales Compensation Plan applicable to Mr. Jalalizadeh, as described above.
(3)	Amounts reflect 401(k) matching contributions.

Outstanding Equity Awards at Fiscal 2019 Fiscal Year-End

The following table summarizes the number and market value of unvested IRs held by each named executive officer on January 31, 2020.

Name	Grant Date	Number of shares or units of stock that have not vested(1) (#)	Market value of shares or units of stock that have not vested ($)
Pardeep Kohli	4/19/2017	4,200,000	(2)
BG Kumar	4/19/2017	2,100,000
BJ Jalalizadeh	4/19/2017	2,100,000

(1)

Amounts reported in this column represent the number of unvested IRs held by each named executive officer as of January 31, 2020. Under the terms of the LTIP and the award agreements, the IRs vest 25% on February 28, 2018, 6.25% on a quarterly basis from February 28, 2018 until February 28, 2019, 5% on a quarterly basis from February 28, 2019 until February 28, 2020, in each case, subject to the participant’s continued employment with the Company through the applicable vesting date, and can only become payable, to the extent vested, upon a Liquidity Event (collectively, the “Time-Based IRs”), provided, that any unvested Time-Based IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. The remaining 30% vest on the one-year anniversary of a “Sale Event” (as defined in the LTIP, and which generally refers to a change in control of the Company), subject to the participant’s continued employment with the Company through such date, provided that certain IRs become fully vested upon a termination of the participant’s employment by the Company without cause at any time during the one-year period following a Sale Event

(collectively, the “Sale Event-vested IRs”). If a Sale Event has not occurred prior to the seventh anniversary of the effective date of the Plan (February 28, 2017) , then the LTIP and the issued IRs will terminate without the payment of any consideration to the participant. Vested IRs terminate on the earlier to occur of the 4th anniversary of a termination without cause or the expiration of the seven year term. The IRs are also subject to forfeiture in the event that the participant breaches certain restrictive covenants set forth in the award agreement. As discussed above, a vested IR entitles the participant to receive a distribution in either shares of the Company, cash or a combination thereof in the event that the Parent Members receive aggregate cash distributions (other than tax distributions), as calculated in accordance with the LTIP, with a value greater than the strike price applicable to the participant’s IR. The strike price for Messrs Kohli, Kumar, and Jalalizadeh was set at $743,711,466. Based on the time-vesting schedule, as of January 31, 2020, Messrs. Kohli, Kumar, and Jalalizadeh were deemed vested in 7,800,000, 3,900,000, and 3,900,000 IRs, respectively with payment with respect to all such IRs remaining subject to the occurrence of a Liquidity Event.
(2)

Because the Company’s equity was not publicly traded as of January 31, 2020, there was no ascertainable public market value for the IRs as of such date. The Company performed a valuation of the IRs as of January 31, 2020 to calculate the fair value of the IRs to arrive at the unrecognized compensation with respect to the IRs as of January 31, 2020. Based on such valuation, the fair value of the IRs on a minority, non-marketable basis was $8,706,000 as of January 31, 2020.

Employment Agreements and Retirement Plans

Employment Agreements

Pardeep Kohli

On December 19, 2016, Sierra Private Investments L.P. entered into an employment agreement with Mr. Kohli to serve as Chief Executive Officer of Sierra Private Holdings II, Ltd. The employment agreement provides for an annual base salary of $450,000 per year (which has since been increased to $600,000 per year effective as of October 1, 2019). The employment agreement also provides that Mr. Kohli be eligible to receive an annual variable bonus of 150% of his base salary. Mr. Kohli is also eligible to participate in the benefit plans and arrangements made available to similarly situated executives of the Company.

Under the terms of Mr. Kohli’s employment agreement, Mr. Kohli was granted a bonus opportunity equal to $663,409, which vests in 25% annual increments following the effective date of Mr. Kohli’s employment, and which is payable upon a “change in control” of the Company (as defined in the employment agreement). In the event of a change in control while Mr. Kohli is employed by the Company, the full amount of this cash bonus will be deemed earned and will become payable to Mr. Kohli. An initial public offering will not be deemed a change in control for purposes of this bonus unless 50% of the voting shares are transferred to a third party.

If Mr. Kohli’s employment is terminated by the Company without cause or by Mr. Kohli for good reason (as defined in the employment agreement), he will, subject to execution and non-revocation of a release, be entitled to: (i) continued payment of his base salary over a period equal to twelve months; (ii) a pro rata portion of the annual performance bonus actually earned for the fiscal year of the termination (iii) accelerated vesting with respect to all LTIP awards held by Mr. Kohli such that all LTIP awards that would have vested during the 12-month period following such termination of employment will vest as of the effective date of such termination; and (iv) health and dental premium reimbursement for up to twelve months for Mr. Kohli and his eligible dependents.

B.G. Kumar

On February 15, 2016, Mitel Mobile entered into an employment agreement with Mr. Kumar to serve as President of Mitel Mobile. Mitel Mobile amended the employment agreement on November 10, 2016. The employment agreement provides for an annual base salary of $310,000 per year (which has since been increased to $350,000 per year effective as of October 1, 2019). The employment agreement also provides that Mr. Kumar is eligible to receive an annual variable bonus with a target opportunity equal to 65% of his base salary (which has since been increased to 85% of base salary, effective as of February 1, 2018, such that his bonus target was 85% of base salary when bonuses for performance in fiscal 2019 were calculated). Mr. Kumar is also eligible to participate in the benefit plans and arrangements made available to all full-time employees of the Company.

If Mr. Kumar’s employment is terminated by the Company without cause (as defined in the agreement) or, within twelve months following a change of control (as defined in the agreement), by Mr. Kumar for good reason (as defined in the employment agreement), Mr. Kumar will be, subject to execution and non-revocation of a release, entitled to: (i) severance equal to 12 months’ compensation, calculated as: (a) his then current monthly base salary, plus (b) monthly bonus equal to 1/36th of the total of all bonuses paid to him during the three most recently completed fiscal years plus (c) any monthly car allowance; (ii) Company-subsidized medical and dental COBRA benefits for a period of 12 months and (iii) in the case of a termination without cause or due to good reason within 12 months following a change in control, accelerated vesting of Mr. Kumar’s outstanding equity awards, with any performance-based awards deemed achieved at target performance.

BJ Jalalizadeh

On February 25, 2015, Mavenir Systems, Inc. amended and restated Mr. Jalalizadeh’s employment agreement to serve as Executive Vice President of Global Sales and Business Development. The employment agreement provided for an annual base salary of $300,000 per year (which has since been increased to $350,000 per year effective as of October 1, 2019), with an initial target commission opportunity equal to 100% of his base salary (which has since been increased to 110% of base salary effective as of November 1, 2018). Mr. Jalalizadeh is also eligible to participate in the benefit plans and arrangements made available to all full time employees of the Company.

If Mr. Jalalizadeh’s employment is terminated by the Company without cause (as defined in his employment agreement) or, if Mr. Jalalizadeh resigns with good reason (as defined in the employment agreement) other than upon or within 24 months after a change of control (as defined in his employment agreement), Mr. Jalalizadeh will be, subject to execution and non-revocation of a release, entitled to: (i) continued severance pay for a period of six months at the rate of the annual gross base salary then in effect, payable as per the Company’s then normal payroll practices; (ii) accelerated vesting with respect to all equity awards granted under an Equity Plan (as defined in his employment agreement) and held by Mr. Jalalizadeh which would vest solely based on the passage of time (rather than vesting based on performance conditions) within the 12 month period following the date of such termination, effective as of the date of termination, except to the extent that any applicable award agreement specifically provides otherwise; and (iii) reimbursement of the health and dental care continuation premiums for Mr. Jalalizadeh and Mr. Jalalizadeh’s dependents incurred by Mr. Jalalizadeh to effect continuation of coverage on the same basis as active employees, for a period of six months from the date of termination to the extent he is eligible for and elects continuation coverage under COBRA.

If Mr. Jalalizadeh is terminated by the Company without cause (as defined in his employment agreement) or Mr. Jalalizadeh resigns with good reason (as defined in his employment agreement) upon or within 24 months after a change of control (as defined in his employment agreement), Mr. Jalalizadeh will be, subject to execution and non-revocation of a release, entitled to: (i) continued severance pay for a period of 12 months at the rate of the annual gross base salary then in effect, payable as per the Company’s then normal payroll practices; (ii) accelerated vesting with respect to all equity awards granted under an Equity Plan and held by Mr. Jalalizadeh such that all awards will vest in full effective as of the date of such termination, except to the extent that any applicable award agreement specifically provides otherwise; provided, that if an applicable award agreement has defined “Change of Control” or “Change in Control” differently than Mr. Jalalizadeh’s employment agreement such other definition shall apply with respect to acceleration of vesting of such award; (iii) reimbursement of the health and dental care continuation premiums for Mr. Jalalizadeh and Mr. Jalalizadeh’s dependents incurred by Mr. Jalalizadeh to effect continuation of coverage on the same basis as active employees, for a period of 12 months from the date of termination to the extent he is eligible for and elects continuation coverage under COBRA; and (iv) four “Sales Incentive Payments” payable on the dates of the next four scheduled payments under the Sales Incentive Plan after his termination, with each such payment to be an amount equal to the greater of (a) 25% of Mr. Jalalizadeh’s target commission opportunity for the applicable year of Mr. Jalalizadeh’s termination or (b) the actual commission amount that Mr. Jalalizadeh would have been entitled to receive on such payment date had he remained employed by the Company, in each case, payable in accordance with the Company’s normal practices; provided however, that the aggregate amount of payments that Mr. Jalalizadeh will be eligible to receive under this clause (iv) shall not exceed his target commission opportunity for the year of termination.

Mr. Jalalizadeh’s employment agreement also includes a “gross up” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to him will be increased in order to cover any associated excise taxes imposed by Section 4999 of the Code and associated taxes on such gross up payment.

401(k) Plan

The Company maintains a qualified 401(k) savings plan which allows participants to defer cash compensation up to the maximum amount allowed under Internal Revenue Service (“IRS”) guidelines. We make matching contributions of up to 3% of cash compensation, subject to IRS limits. Participants are always vested in participant and employer matching contributions to the plan.

2020 Equity Incentive Plan

In connection with this offering, our board of directors and our current shareholders are expected to approve the 2020 Plan, to be effective prior to the completion of this offering.

The purposes of the 2020 Plan are to align the interests of our shareholders and those eligible for awards, to retain officers, directors, employees, and other service providers, and to encourage them to act in our long-term best interests. Our 2020 Plan provides for the grant of incentive share options (within the meaning of Section 422 of the Code), nonstatutory share options, share appreciation rights, restricted shares, restricted share units, other share awards, and performance awards. Officers, directors, employees, consultants, agents and independent contractors who provide services to us or to any subsidiary of ours are eligible to receive such awards. Participants in the 2020 Plan will also consist of persons to whom awards are granted in substitution for IRs granted under the LTIP in connection with the transactions relating to this offering. The material terms of the 2020 Plan are expected to be as follows:

Shares Subject to the Plan

The number of shares reserved for issuance under the 2020 Plan is             , plus an annual increase added on the first day of each fiscal year of the Company, beginning with the fiscal year ending January 31, 2022 and continuing until, and including, the fiscal year ending January 31, 2031. The annual increase will be equal to an amount equal to the lesser of     % of our ordinary shares

issued and outstanding on January 31 of the immediately preceding fiscal year or such other amount determined by our board of directors. Shares subject to awards granted in substitution for IRs in connection with the transactions relating to this offering shall not reduce the available shares under the 2020 Plan. To the extent an equity award granted under the 2020 Plan (other than any substitute award) expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the shares subject to such award granted under the 2020 Plan will become available for future grant under the 2020 Plan. In addition, to the extent shares subject to an award are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of such award (other than any substitute award) or to pay the exercise price of a share option granted under the 2020 Plan, such shares will become available for future grant under the 2020 Plan.

Director Compensation Limit

The aggregate value of cash compensation paid and the grant date fair value of equity awards granted during any fiscal year to any non-employee director will not exceed $            , multiplied by two with respect to the fiscal year of a non-employee director’s initial service on our board of directors and excluding any distributions from a deferred compensation arrangement.

Plan Administration

Our compensation committee will administer the 2020 Plan. Our board of directors has the authority to amend and modify the plan, subject to any shareholder approval required by law or stock exchange rules. Subject to the terms of the 2020 Plan, our compensation committee will have the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to grants made under the 2020 Plan. The compensation committee also will have the authority, subject to the terms of the 2020 Plan, to construe and interpret the 2020 Plan and awards, and amend outstanding awards at any time.

Share Options and Share Appreciation Rights

Our compensation committee may grant incentive share options, nonstatutory share options, and share appreciation rights under the 2020 Plan, provided that incentive share options are granted only to employees. The exercise price of share options and share appreciation rights under the 2020 Plan will be fixed by the compensation committee, but must equal at least 100% of the fair market value of our ordinary shares on the date of grant. The term of an option or share appreciation right may not exceed ten years; provided, however, that an incentive share option held by an employee who owns more than 10% of all of our classes of shares, or of certain of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our ordinary shares on the grant date. Subject to the provisions of the 2020 Plan, the compensation committee will determine the remaining terms of the options and share appreciation rights (i.e., vesting). Upon a participant’s termination of service, the participant may exercise his or her option or share appreciation right, to the extent vested (unless the compensation committee permits otherwise), as specified in the award agreement. The 2020 Plan prohibits the payment of dividend equivalents with respect to options and share appreciation rights.

Share Awards

Our compensation committee will decide at the time of grant whether an award will be in the form of restricted shares, restricted share units, or other share award. The compensation committee will determine the number of shares subject to the award, vesting, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted shares will have voting rights and be entitled to receive dividends with respect to his or her restricted shares, provided that (i) a distribution with respect to ordinary shares, other than a regular cash dividend, and (ii) a regular cash dividend with respect to ordinary shares that are subject to performance-based vesting conditions, in each case, will be deposited with us and will be subject to the same restrictions as the underlying ordinary shares. The recipient of restricted share units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents, provided that any dividend equivalents with respect to restricted share units that are subject to performance-based vesting conditions will be subject to the same restrictions as the underlying restricted share units. Our compensation committee may grant other share awards that are based on or related to ordinary shares, such as awards of ordinary shares granted as bonus and not subject to any vesting conditions, deferred share units, share purchase rights, and ordinary shares issued in lieu of our obligations to pay cash under any compensatory plan or arrangement.

Performance Awards

Our compensation committee will determine the value of any performance award, the vesting and nature of the performance measures, and whether the award is denominated or settled in cash or in ordinary shares. The performance goals applicable to a particular award will be determined by our compensation committee at the time of grant. Any dividends or dividend equivalents with respect to a performance award will be subject to the same performance-based vesting restrictions as such performance award.

Transferability of Awards

The 2020 Plan does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and options may be exercised, during the lifetime of the participant, only by the participant. However, an award agreement may permit a participant to assign an award to a family member by gift or pursuant to a domestic relations order, or to a trust, family limited partnership or similar entity established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

Certain Adjustments

If any change is made in our ordinary shares subject to the 2020 Plan, or subject to any award agreement under the 2020 Plan, without the receipt of consideration by us, such as through a share split, share dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

Change in Control

Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the 2020 Plan), our board of directors may, in its discretion, determine whether some or all outstanding options and share appreciation rights will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted share awards and restricted share unit awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our board of directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our ordinary shares subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder and be immediately cancelled by us in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us, other property or a combination of cash, such shares of stock or other property.

Clawback

Awards granted under the 2020 Plan and any cash payment or ordinary shares delivered pursuant to an award granted under the 2020 Plan are subject to forfeiture, recovery, or other action pursuant to the applicable award agreement or any clawback or recoupment policy that we may adopt.

Plan Termination and Amendment

Our board of directors has the authority to amend, suspend, or terminate the 2020 Plan, subject to shareholder approval with respect to any amendment that seeks to modify the non-employee director compensation limit, or as required by law, rule or regulation, including any applicable stock exchange rules. Our 2020 Plan will terminate on the ten-year anniversary of its approval by our board of directors, unless we terminate it earlier.

Employee Share Purchase Plan

In connection with this offering, our board of directors and our current shareholders are expected to approve the ESPP to be effective upon the completion of this offering.

Generally, all of our employees are eligible to participate in the ESPP. The ESPP permits employees to purchase our ordinary shares through payroll deductions or other contributions during six-month offering periods. The compensation committee retains the discretion to change the duration of future offering periods, subject to applicable limitations under the Code. Subject to applicable Code limitations, participants may authorize payroll deductions of a specific percentage of compensation of up to 15%, with such deductions being credited for six-month purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period, although the compensation committee retains the discretion to change the duration of future purchase periods, subject to the limitations under the Code. Under the terms of the ESPP, the purchase price per share with respect to an offering period will equal the lesser of (i) 85% of the fair market value of an ordinary share on the first business day of such offering period and (ii) 85% of the fair market value of an ordinary share on the last business day of such offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods, subject to the terms of the ESPP. No employee may participate in an offering period if the employee owns 5% or more of the total combined voting power or value of our shares or the shares of any of our subsidiaries. Except as otherwise determined by the compensation committee with respect to future offering periods, no participant may purchase more than              ordinary shares during any offering period.

Subject to adjustment for share splits, share dividends or other equity restructuring,              ordinary shares have been reserved for issuance under the ESPP. Subject to the adjustment provisions contained in the ESPP, the maximum number of ordinary shares available under the ESPP will automatically increase on the first trading day in January of each calendar year, commencing January 2021, by an amount equal to the lesser of     % of the ordinary shares issued and outstanding on January 31 of the immediately preceding calendar year,              ordinary shares or such other amount determined by our board of directors.

Under the terms of the ESPP, in the event of the proposed dissolution or liquidation of the Company and unless otherwise determined by the board of directors, any offering period then in progress will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless an earlier date is otherwise provided by the compensation committee or the board of directors, and the board of directors may either provide for the purchase of shares as of the date on which such offering period terminates (which will be deemed to occur in all events prior to the consummation of such proposed action, if falling on the same date) or return to each participant the payroll deductions credited to such participant’s account. In the event of a proposed sale of all or substantially all of the assets of the Company, “Change in Control” (as defined in the 2020 EIP) or the merger of the Company with or into another corporation, each outstanding option under the ESPP will be assumed or a substantially similar option substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless the board of directors determines, in the exercise of its sole discretion, that in lieu of such assumption or substitution to either terminate all outstanding options and return to each participant the amounts credited to such participant’s account or to provide for the offering period in progress to end on a date prior to the date of the Company’s consummation of such sale, Change in Control or merger.

The ESPP will be administered by the compensation committee or a designee of the compensation committee. The ESPP may be amended by our board of directors or the compensation committee but may not be amended without prior shareholder approval to the extent required by Section 423 of the Code with respect to the 423 Component. The ESPP shall continue in effect until the earlier of (i) the termination of the ESPP by our board of directors or the compensation committee pursuant to the terms of the ESPP and (ii) the ten-year anniversary of the effective date of the ESPP, with no new offering periods commencing on or after such ten-year anniversary.

Fiscal 2019 Director Compensation

In connection with this offering, we are reviewing a compensation program that we will establish for our directors. We expect that our President and Chief Executive Officer, Mr. Kohli, will not receive compensation for his service as a director.

The table below provides information for the year ended January 31, 2020 regarding the compensation awarded to, earned by or paid to our non-employee directors and directors not employed by Siris Capital. We do not have a non-employee director compensation program. Instead, non-employee directors have received compensation from us pursuant to consulting agreements that they entered into with us to serve as members on our Board. The amounts reported below represent the fees paid with respect to fiscal 2019 for consulting services under those agreements. In connection with this offering, our board of directors expects to engage an independent compensation consultant to assist in the evaluation of our post-offering non-employee director compensation program.

Name	All Other Compensation ($)(1)	Total ($)
Hubert de Pesquidoux	800,000	800,000
Roderick K. Randall	225,000	225,000
Merle Gilmore	100,000	100,000
Ted Schell	150,000	150,000
Ronald J. de Lange	100,000	100,000

(1)

The amounts included in this column represent cash consulting fees earned under consulting agreements entered into between each non-employee director and Mavenir, pursuant to which each non-employee director serves on Mavenir’s Board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and transactions that exist or have existed or that we have entered into with our directors, executive officers, or shareholders who are known to us to beneficially own more than five percent of our voting securities and their affiliates and immediate family members.

Related Party Transaction Policy

We have established a written related party transaction policy that provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee or shareholders known to us to beneficially own 5% or more of our voting securities or any affiliates and immediate family members of the foregoing. Any such related party transactions shall require advance approval by a majority of our independent directors or by our audit committee.

Corporate Reorganization

We are a private company incorporated under the laws of England and Wales. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Upon the closing of this offering, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its existing equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having an equivalent value. As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd. will become the initial holder of Class B ordinary shares of Mavenir plc. Our controlling shareholder, an affiliate of Siris Capital, will own approximately                     Class B ordinary shares, representing    % of our combined voting power of our outstanding shares after this offering. For additional information regarding the Corporate Reorganization and affiliates of Siris Capital, please see “Corporate Reorganization” and “Prospectus Summary—Sponsor,” respectively.

Management and Professional Agreements

The Company, affiliates of Siris Capital, certain affiliates of Siris Capital and members of our board of directors have entered into management and professional agreements pursuant to which general advisory and management services are provided to the Company with respect to operational matters. For fiscal 2019 and 2018, fees relating to these agreements totaled $2,168,000 and $2,597,000, respectively. For the three months ended July 31, 2020 and 2019 these expenses were $279,000 and $177,000, respectively. For the six months ended July 31, 2020 and 2019 these expenses were $571,000 and $476,000, respectively. Upon consummation of this offering, these agreements will terminate.

Other Related Party Agreements

In October 2017, we entered into a sales agreement with Transaction Network Services, Inc. (“TNS”), a portfolio company of Siris Capital, pursuant to which TNS contracted to procure, and we contracted to supply, certain software, hardware and related services, on a case-by-case basis. For fiscal 2019 and 2018, we recorded revenue from TNS of $176,000 and $441,000. For the three months ended July 31, 2020 and 2019, the Company recorded revenue from TNS of $30,000 and $30,000, respectively. For the six months ended July 31, 2020 and 2019, the Company recorded revenue from TNS of $60,000 and $116,000, respectively. Accounts receivable balance for TNS was $90,000 as of July 31, 2020 and the Company had no accounts receivable balance for TNS as of January 31, 2020.

For fiscal 2019 and 2018, the Company entered into a purchase agreement with Premiere Global Services, Inc. (“PGI”), a portfolio company of Siris, for purchases in the amount of $75,000 and $164,000, respectively. For fiscal 2018, the Company recorded revenue from PGI of $750,000. The Company did not record revenue from PGI for fiscal 2019 and there was no accounts receivable balance for PGI as of January 31, 2020 or July 31, 2020. For the three months and six months ended July 31, 2020 and 2019, the Company did not record any revenue from PGI.

On January 28, 2020, the Company signed a loan agreement with Sierra Private Investments L.P. as part of the repurchase of the Sierra Units by Sierra Private Investments L.P. According to the agreement, the Company loaned Sierra Private Investments L.P. $15,000,000 that shall be repaid in May 2026 and bears interest at a rate equal to the rate of the Term Loan under the Credit Agreement dated May 8, 2018 plus 2%.

Shareholders Agreement

Prior to the consummation of this offering, we intend to enter into the Shareholders Agreement (the “Shareholders Agreement”) with our controlling shareholder, an affiliate of Siris Capital. The Shareholders Agreement entitles upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our board of directors for election so long as affiliates of Siris Capital own a requisite percentage of the combined voting power of our outstanding ordinary shares. Following the consummation of this offering, affiliates of Siris Capital will be entitled to designate individuals for nomination for election to our board of directors as follows:

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, at least 50% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate six directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 50% but at least 25% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate three directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 25% but at least 5% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate one director for nomination; and

•

in the event affiliates of Siris Capital beneficially own, directly or indirectly, less than 5% of the combined voting power of our outstanding ordinary shares, it will no longer be entitled to designate any directors for nomination.

In addition, under the Shareholders Agreement, affiliates of Siris Capital may designate directors for committees of our board of directors (subject to any applicable Nasdaq independence or other requirements). Affiliates of Siris Capital have the right to remove any designee and the exclusive right to fill any vacancy created by such removal or resignation of the designee, with such replacement to stand for election at the next annual general meeting.

Under the Shareholders Agreement, neither Siris Capital nor any of its affiliates is required to present corporate opportunities to us.

Registration Rights Agreement

In connection with this offering we intend to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with affiliates of Siris Capital. The Registration Rights Agreement will provide Siris Capital with certain demand registration rights, including shelf registration rights, in respect of any of our Class A ordinary shares held by it (upon conversation of Class B ordinary shares held by it), subject to certain conditions. In addition, in the event that we register additional Class A Ordinary Shares for sale to the public following the completion of this offering, we will be required to give notice of such registration to Siris Capital of our intention to effect such a registration, and, subject to certain limitations, include Class A Ordinary Shares held by it (upon conversion of Class B ordinary shares held by it) in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of ordinary shares pursuant to the agreement. The agreement will include customary indemnification provisions in favor of Siris Capital, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

PRINCIPAL SHAREHOLDER

The following table sets forth information as of October 16, 2020 regarding the beneficial ownership of our Class A ordinary shares and our Class B ordinary shares, after giving effect to the Corporate Reorganization by (1) each person or group who is known by us to own beneficially more than 5% of our outstanding Class A ordinary shares or our Class B ordinary shares (including any securities convertible or exchangeable within 60 days into Class A ordinary shares or Class B ordinary shares, as applicable), (2) each of our named executive officers, (3) each of our directors and (4) all of our current executive officers, directors and director nominees as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Owners of our Class B ordinary shares are entitled to convert their Class B ordinary shares on a one-for-one basis (subject to customary adjustments) for Class A ordinary shares at any time at the option of the holder. Accordingly, for the purposes of this table each holder of Class B ordinary shares is deemed to be the beneficial owner of an equal number of Class A ordinary shares (in addition to any other Class A ordinary shares beneficially owned by such holder), which is reflected in the table entitled “Amount and Nature of Beneficial Ownership” under the columns “Number of Shares” and “Percentage” for the Class A ordinary shares.

The percentage of shares beneficially owned is computed on the basis of                 Class A ordinary shares outstanding as of                    , 2020, and Class B ordinary shares outstanding as of                    , 2020. Class A ordinary shares that a person has the right to acquire within 60 days of                    , 2020 (including the right to exchange described above) are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

To our knowledge, each person named in the table below has sole voting and investment power with respect to all of the Class A ordinary shares and Class B ordinary shares, except as otherwise set forth in the notes to the table and pursuant to applicable community property laws. Unless otherwise indicated in the table or footnotes below, the address for each officer and director listed in the table is 1700 International Pkwy, Suite 200, Richardson, Texas 75081.

Amount and Nature of Beneficial Ownership

Class A Ordinary Shares Beneficially Owned
	Class A Ordinary Shares Beneficially Owned before this offering			Class A Ordinary Shares Beneficially Owned after giving effect to this offering (no option)			Class A Ordinary Shares Beneficially Owned after giving effect to this offering (with option)
Name of beneficial owner	Number of Shares	Percentage		Number of Shares	Percentage		Number of Shares	Percentage
Greater than 5% Shareholders
			%			%			%

Directors and Executive Officers
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
			%			%			%
All Directors and Executive Officers as a group ( persons)

Class B Ordinary Shares Beneficially Owned
	Class B Ordinary Shares Beneficially Owned before this offering			Class B Ordinary Shares Beneficially Owned after giving effect to this offering
Name of beneficial owner	Number of Shares	Percentage		Number of Shares	Percentage
Greater than 5% Shareholders Mavenir Private Holdings I Ltd.(1)
			%			%
			%			%

*	Represents beneficial ownership of less than 1%.
(1)	These Class B shares are held directly by Mavenir Private Holdings I Ltd. Mavenir Private Holdings I Ltd. is controlled by its sole shareholder, Mavenir Private Finance Ltd.

Mavenir Private Finance Ltd is controlled by its sole shareholder, Mavenir Group Holdings Limited. Mavenir Group Holdings Limited is controlled by its sole shareholder, Sierra Private Investments L.P. Sierra Private Investments L.P. is controlled by its general partner, Siris Partners III (Cayman) GP I L.P. Siris Partners III (Cayman) GP I L.P. is controlled by its general partner, Siris Partners III (Cayman) GP I Ltd. Siris Partners III (Cayman) GP I L.P. also serves as general partner to each of Siris Partners III (Cayman) Main I L.P. and Siris Partners III (Cayman) Parallel I L.P., both of which are limited partners of Sierra Private Investments L.P.

Siris Capital Group III, L.P. serves as investment manager to Siris Partners III (Cayman) Main I L.P. and Siris Partners III (Cayman) Parallel I L.P. pursuant to investment management agreements with each of them. Siris Capital Group III, L.P. is controlled by its general partner, Siris Group GP, LLC.

Each of Siris Partners III (Cayman) GP I Ltd. and Siris Group GP, LLC is controlled by Frank Baker, Peter Berger and Jeffrey Hendren. Each of the foregoing persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Exchange Act, which group may be deemed to share the power to vote or direct the vote, or to dispose or direct the disposition, of these Class B shares. Each of the foregoing persons expressly disclaims being a member of a “group” and expressly disclaims beneficial ownership of securities held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such person’s management and control. The address of each of the foregoing persons is c/o Siris Capital Group, LLC, 601 Lexington Avenue, 59th Floor, New York, NY 10022.

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our share capital as provided in our Articles of Association, as in effect upon the completion of this offering. The summaries and description below do not purport to be complete statements of the relevant provisions. For a complete description, we refer you to, and the following summaries and descriptions are qualified in their entirety by reference to our Articles of Association, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part. The summaries and descriptions below do not purport to be complete statements of the Companies Act 2006.

Authorized and Outstanding Share Capital

Upon the consummation of this offering, our authorized share capital will consist of                     Class A ordinary shares, with a nominal value of $0.001 per Class A ordinary share, Class B ordinary shares, with a nominal value of $0.001 per Class B ordinary share and one Redeemable Sterling Share, with a nominal value of £50,000. As of                 , there are currently                     Class A ordinary shares and                    Class B ordinary shares and one Redeemable Sterling Share outstanding, all of which are held by the controlling shareholder. Our board of directors will be authorized to allot additional shares up to a maximum nominal amount of $            reserved for future issuances approved by our board of directors.

Class A Ordinary Shares

The shares being offered in this offering are our Class A ordinary shares. All Class A ordinary shares, including those sold pursuant to this offering, are fully paid.

Class B Ordinary Shares

Our Class B ordinary shares are voting ordinary shares with the same economic interest as our Class A ordinary shares. All of our issued and outstanding Class B ordinary shares are fully paid. Our Class B ordinary shares will only be held by affiliates of Siris Capital. To the extent any Class A ordinary share is subject to any stock split, stock dividend, reclassification or similar transaction, each Class B ordinary share will be subject to such event on an equivalent basis.

Pursuant to our Articles of Association, our Class B ordinary shares may not be held by any person other than affiliates of Siris Capital. To the extent a holder of our Class B ordinary shares seeks to transfer its Class B ordinary shares, such Class B ordinary shares, to the extent transferred to a non-affiliate of Siris Capital, will, under the terms of our Articles of Association, automatically convert into Class A ordinary shares on a one-for-one basis (subject to certain customary adjustments).

Because our Class A ordinary shares and our Class B ordinary shares are economically equivalent, holders of our Class A ordinary shares will not experience dilution solely as a result of the conversion of any Class B ordinary shares.

Upon the consummation of the offering, pursuant to the terms of the limited partnership agreement of Sierra Private Investments L.P. (“Sierra Private Investments”), Sierra Private Investments shall cause its subsidiaries to distribute all Mavenir plc shares directly or indirectly owned by Sierra Private Investments to its limited partners on or prior to the third anniversary of the initial public offering of Mavenir plc. Upon such distribution, any Class B ordinary shares distributed to limited partners not affiliated with Siris Capital will automatically convert into Class A ordinary shares on a one-for-one basis (subject to certain customary adjustments). Based on the currently ownership of Sierra Private Investments, approximately 35%-37% of the ordinary shares distributed in such a distribution will be distributed to funds affiliated with Siris Capital.

Preferred Shares

Under our Articles of Association, we may from time to time issue preferred shares with a ranking senior to our ordinary shares in the event of our liquidation.

Voting Rights

Upon the consummation of this offering, the holders of our Class A ordinary shares will be entitled to one vote per Class A ordinary share, and the holders of our Class B ordinary shares will be entitled to ten votes per Class B ordinary share.

Pursuant to our Articles of Association, each holder of our Class B ordinary shares shall have the right to convert some or all of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis, at any time, upon notice to the Company.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters requiring approval by our ordinary shareholders and will vote as a separate class on all class voting matters or as may otherwise required by law.

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase up to an additional                      Class A ordinary shares, holders of our Class A ordinary shares will hold approximately    % of the combined voting power of our outstanding ordinary shares, and holders of our Class B ordinary shares will hold approximately    % of the combined voting power of our outstanding ordinary shares.

If the underwriters exercise in full their option to purchase an additional                      Class A ordinary shares, holders of our Class A ordinary shares will hold approximately    % of the combined voting power of our outstanding ordinary shares, and holders of our Class B ordinary shares will hold approximately    % of the combined voting power of our outstanding ordinary shares.

Dividends

Subject to the provisions of English law and any preferences that may apply to shares outstanding at the time, holders of Class A ordinary shares and Class B ordinary shares will be entitled to receive dividends out of profits legally available for distribution at the times and in the amounts as our Board may determine from time to time. All dividends are declared and paid in proportions based on the amounts paid up on the shares in respect of which the dividend is paid. We do not currently pay dividends on our ordinary shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business. Any determination to pay dividends will be made at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. For further information regarding the payment of dividends under English law, see “—Differences in Corporate Law—Distributions and Dividends.”

Liquidation

Holders of Class A ordinary shares and Class B ordinary shares are entitled to participate in any distribution of assets upon a liquidation after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred ordinary shares then outstanding. A liquidator may, with the sanction of a special resolution and any other sanction required by the Insolvency Act 1986, divided among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

Rights and Preferences

Other than as described below, holders of our ordinary shares have no preemptive, reorganization, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our ordinary shares.

Pre-emptive Rights

Any unissued ordinary shares (except for preference shares) or other securities with a right to subscribe for or be converted into ordinary shares shall be offered, before they are issued, allotted, granted or created (as the case may be), simultaneously and on the same terms to all existing holders of Class A and Class B ordinary shares, except that our Class B ordinary shares may not be held by any person other than affiliates of Siris Capital. Additionally, holders may have statutory pre-emption rights under the Companies Act 2006 in respect of the allotment of new shares as described in “—Differences in Corporate Law—Pre-emptive Rights.” These statutory pre-emption rights would require us to offer new ordinary shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons, unless shareholders dis-apply such rights by a special resolution for a period of not more than five years at a shareholders’ meeting. At the time of the offering, the shareholders of the Company have dis-applied these statutory preemption rights in respect of the issuance of up to                    Class A ordinary shares for cash in the period ending                    , 2025.

Variation of Rights and Preferences

The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by (i) the written consent of the holders of 75% in nominal value of the issued shares of that class or (ii) a special resolution passed at a general meeting of the shareholders of that class.

Conversion or Redemption Rights

Our Class A ordinary shares will be neither convertible nor redeemable. However, our board of directors has the right to issue additional classes of shares in the Company (including redeemable shares) on such terms and conditions, and with such rights attached, as it may determine.

Pursuant to our Articles of Association, a holder of Class B ordinary shares shall have the right to convert some or all of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis (subject to certain customary adjustments).

All Class B ordinary shares will automatically convert into Class A ordinary shares on a one-for-one basis at such time as the affiliates of Siris Capital no longer beneficially own, directly or indirectly, at least 15% of the then total outstanding Class B ordinary shares.

Redeemable Sterling Share

The Redeemable Sterling Share has no voting rights and no economic rights except the right to participate in any distribution of assets upon a liquidation up to the amount paid up on its nominal value of £50,000. The Company has the right to redeem the Redeemable Sterling Share at any time for the amount paid up on its nominal value. It is expected that the Redeemable Sterling Share will be redeemed shortly after this offering.

Limitation on Ownership

Under English law and our Articles of Association, there are no limitations on the right of non-residents of the U.K. or owners who are not citizens of the U.K. to hold or vote our ordinary shares.

Fully Paid and Non-assessable

All of our outstanding ordinary shares are, and the Class A ordinary shares to be issued in this offering will be, fully paid and non-assessable.

Registration Rights

See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” above, which is incorporated by reference herein.

Board Vacancies

Our Articles of Association provide that only our board of directors will be allowed to fill vacant directorships.

Listing

We have applied to list our Class A ordinary shares on the Nasdaq under the symbol “MVNR.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A ordinary shares will be Computershare.

Our share register is maintained by our transfer agent and registrar, Computershare, N.A. This share register is determinative of share ownership. A shareholder who holds our shares through DTC is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, as the depositary or other nominee will remain the record holder of such shares. Our board of directors shall decline to register any transfer not made in accordance with our Articles of Association and may decline to register a transfer if the instrument of transfer:

•	is in respect of more than one class of share; or

•	is in respect of any shares which are not fully paid.

Articles of Association and English Law Considerations

Under the Companies Act 2006, we must have at least two directors. In addition, our Articles of Association provide that, unless otherwise determined by an ordinary resolution, the maximum number of directors on our board of directors shall be 11 and the board must have at least the minimum number of independent directors required by the stock exchange on which we are listed. The minimum number of directors on our board of directors may only be varied by a special resolution. Each director elected shall hold office until his or her successor is elected or until his or her earlier resignation or removal in accordance with the Articles of Association.

Articles of Association – Forum Selection

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our Articles of Association, which, contains a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Appointment and Retirement of Directors

Ordinary shareholders may by ordinary resolution elect any person who is willing to act as a director, provided that person is not prohibited to act as a director under English law.

The directors shall have the power to appoint any person who is willing to act as a director either collectively to fill a vacancy brought about by an unsuccessful appointment by the shareholders or individually as an alternate director for their own board seat, provided that the person is not prohibited to act as a director under English law. A director may revoke his or her appointment of an alternate director at any time, provided that such revocation shall not take effect until notice of such revocation has been given to the other directors.

Pursuant to the Articles of Association, affiliates of Siris Capital will be entitled upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our board of directors for election so long as affiliates of Siris Capital own a requisite percentage of the combined voting power of our outstanding ordinary shares. Following the consummation of this offering, affiliates of Siris Capital will be entitled to designate individuals for nomination for election to our board of directors as follows:

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, at least 50% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate six directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 50% but at least 25% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate three directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 25% but at least 5% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate one director for nomination; and

•

in the event affiliates of Siris Capital beneficially own, directly or indirectly, less than 5% of the combined voting power of our outstanding ordinary shares, it will no longer be entitled to designate any directors for nomination.

The Company has agreed to use reasonable best efforts to solicit votes in favor of the directors nominated as set forth above.

Our Articles of Association provide for our board of directors to be divided into three classes with members of each class serving staggered three-year terms. Only one class of directors will be elected at each annual general meeting of shareholders, with directors in other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three classes as follows:

•	our Class I directors are , and their terms will expire at our annual general meeting in 20 ;

•	our Class II directors are , and their terms will expire at our annual general meeting in 20 ;

•	our Class III directors are , and their terms will expire at our annual general meeting in 20 ;

Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Corporate Opportunities

In recognition that members or employees of Siris Capital or its affiliates may serve as our directors and/or officers, and that Siris Capital and its affiliates may engage in activities or lines of business similar to those in which we engage, our Articles of Association provide for the allocation of certain corporate opportunities between us and Siris Capital and its affiliates.

Specifically, the Articles provide that (i) no member of Siris Capital or any affiliate of any member of Siris Capital (other than us and our subsidiaries), (ii) no director or any affiliate of such director and (iii) none of our officers, employees or agents, or any officer, director, employee or agent, who is also, and is presented such opportunity in his or her capacity as, an officer, director, employee, managing director, general or limited partner, manager, member, shareholder, agent or other affiliate of any member of Siris Capital or of any affiliate of any member of Siris Capital (other than us and our subsidiaries), in the cases of clauses (i), (ii) and (iii) has any duty to refrain from engaging, directly or indirectly, in the same or similar business activity or lines of business that we do. In the event that Siris Capital or any of its affiliates acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy to such corporate opportunity, and Siris Capital or members of its affiliates, as applicable, will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if one of our directors who is also an officer, director, employee, managing director, general or limited partner, manager, member, shareholder, agent or other affiliate of any member of Siris Capital or of any affiliate of any member of Siris Capital (other than us and our subsidiaries) acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and Siris Capital or its affiliates, we will not have any expectancy to such corporate opportunity unless such potential transaction or matter was presented to such director solely in his or her capacity as such.

By becoming a shareholder in our Company, you will be deemed to have notice of and consented to these and other provisions of our Articles of Association.

Indemnity of Directors and Officers

Under our Articles of Association or, in the case of our officers, the relevant employment arrangements, and subject to the provisions of the Companies Act 2006, each of our directors and officers is entitled to be indemnified by us against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer in or about the conduct of our business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions in relation to those duties. The Companies Act 2006 renders void an indemnity for a director or officer against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, other than to the extent described in “—Differences in Corporate Law—Liability of Directors and Officers.”

Shareholders’ Meetings

Each year we must, in accordance with English law, hold a general meeting of our shareholders in the six month period following Mavenir plc’s annual accounting reference date. The annual general meeting will be held in addition to any other meetings in that year. The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings.” Our Articles of Association provide that the necessary quorum at any general meeting of shareholders (or adjournment thereof) shall be the presence, whether in person or by proxy, of holders of ordinary shares who together represent at least the majority of the voting rights of all the holders of ordinary shares entitled to vote at such meeting.

Our Articles of Association provide that, subject to English law, special meetings of the shareholders may only be called by (i) the board of directors, (ii) the chairman of the board of directors, (iii) Siris Capital or (iv) as required by the Companies Act 2006. English law considerations applicable to the calling of special meetings of the shareholders are described in “—Differences in Corporate Law—Notice of General Meetings.”

Other English Law Considerations

The U.K. City Code on Takeovers and Mergers will not Apply to the Company

Although Mavenir plc will be a U.K. public company, its “place of central management and control” is not expected to be considered by the U.K. Panel on Takeovers and Mergers to be in the United Kingdom because a majority of its Directors will be resident outside the U.K. For as long as this is the case, the U.K. City Code on Takeovers and Mergers will not apply to the Company.

Compulsory Acquisition and Sell-Out Rights

Broadly, under sections 974 to 991 of the Companies Act 2006, if an offeror acquires or contracts to acquire (pursuant to a takeover offer) not less than 90% of the shares (in value and by voting rights) to which such offer relates it may then compulsorily acquire the outstanding shares not assented to the offer. It would do so by sending a notice to outstanding holders of shares telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favor and pay the consideration to the Company, which would hold the consideration on trust for the outstanding holders of shares. The consideration payable to the holders whose shares are compulsorily acquired under the Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.

In addition, pursuant to section 983 of the Companies Act 2006, if an offeror acquires or agrees to acquire not less than 90% of the shares (in value and by voting rights) to which the offer relates, any holder of shares to which an offer relates who has not accepted the offer may require the offeror to acquire his/her shares on the same terms as the takeover offer. The offeror would be required to give any holder of shares notice of his/her right to be bought out within one month of that right arising. Such sellout rights cannot be exercised after the end of the period of three months from the last date on which the offer can be accepted or, if later, three months from the date on which the notice is served on the holder of shares notifying them of their sellout rights. If a holder of shares exercises his/her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Section 793 of the Companies Act 2006 gives us the power to require persons whom we know have, or whom we have reasonable cause to believe have, or within the previous three years have had, any ownership interest in any of our shares, (the “default shares”), to disclose prescribed particulars of those shares. For this purpose, default shares includes any of our shares allotted or issued after the date of the Section 793 notice in respect of those shares. Failure to provide the information requested within the prescribed period after the date of sending the notice will result in restrictions being imposed on the default shares and sanctions being imposed against the holder of the default shares as provided within the Companies Act 2006.

Under our Articles of Association, we will also withdraw certain voting rights of default shares if the relevant holder of default shares has failed to provide the information requested within the prescribed period after the date of sending the notice, depending on the level of the relevant shareholding (and unless our board of directors decides otherwise).

Dividends

Under English law, dividends and distributions may only be made from distributable profits. “Distributable profits” generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital. For further information regarding the payment of dividends under English law, see “—Differences in Corporate Law—Distributions and Dividends.”

Purchase of Own Shares

Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Subject to the foregoing, because the Nasdaq is not a “recognized investment exchange” under the Companies Act 2006, we may purchase our own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of our ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Differences in Corporate Law

Certain provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to English law and Delaware law.

	ENGLAND AND WALES	DELAWARE
NUMBER OF DIRECTORS	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association. Our Articles of	Under Delaware law, a corporation must have at least one director. The number of directors of a corporation is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation

	ENGLAND AND WALES	DELAWARE
	Association do not stipulate a maximum number of directors.	fixes the number of directors, in which case a change in the number of directors must be made by amendment of the certificate of incorporation. Delaware law does not contain specific provisions requiring a majority of independent directors.

REMOVAL OF DIRECTORS	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act 2006 are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, except:

(i) in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause; and

(ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director can be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

VACANCIES ON THE BOARD OF DIRECTORS	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

	ENGLAND AND WALES	DELAWARE

SHAREHOLDER ACTION BY WRITTEN CONSENT	A public company can only pass a shareholders’ resolution by way of a vote taken at a meeting of its members. Accordingly, public companies cannot pass a written resolution by sanction of its members, and the relevant approval must be obtained by the company in a duly convened and held general meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.

ANNUAL GENERAL MEETING	Under the Companies Act 2006, a public limited company must hold an annual general meeting in the six-month period following the company’s annual accounting reference date.

Unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders must be held for the election of directors on a date and at a time designated by or in the manner provided in the by-laws. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

If there is a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the

	ENGLAND AND WALES	DELAWARE
latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of any stockholder or director.

GENERAL MEETINGS

Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting. If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by the company.

If for any reason it is impracticable to call the meeting or to conduct the meeting in the manner prescribed by the company’s articles of association or the Companies Act 2006, a court may order a

	ENGLAND AND WALES	DELAWARE
meeting to be called, held and conducted as it sees fit.

NOTICE OF GENERAL MEETINGS	Under the Companies Act 2006, subject to a company’s articles of association providing for a longer period, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters (such as the removal of director or auditors at a general meeting) require special notice, which is at least 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period (although, in such cases, the shorter notice period should not be less than 14 clear days), the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws or under other portions of Delaware law, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and must specify the place, if any, date, hour, means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting.

The notice of a general meeting must be given to the shareholders (other than any who, under the provisions of the company’s articles of association or the terms of allotment or issue of shares, are not entitled to receive notice), to the company’s board of directors, to the beneficial owners nominated to enjoy

	ENGLAND AND WALES	DELAWARE
information rights under the Companies Act 2006, and to the auditors.

PROXY	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

ISSUES OF NEW SHARES

Under the Companies Act 2006, the board of directors may issue new shares in the company, provided that they are authorized to do so either by (i) a provision of the company’s articles of association, or (ii) a resolution of the company’s shareholders.

Any authorization provided to the directors must specify (a) the maximum amount of shares which may be allotted under it, and (b) the expiry date of the authorization, which must not be more than five years following the date of incorporation of the company or the date of passing of the relevant authorizing resolution, as applicable. Such an authorization will have been given in respect of Class A Ordinary Shares prior to completion of the offering and we intend to propose equivalent resolutions in the futures once the initial authorization has expired.

Under Delaware law, the directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.

PRE-EMPTION RIGHTS	Under the Companies Act 2006, equity securities proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation or any amendment thereto, or in the resolution or resolutions providing for the issue of such shares adopted by the board of directors pursuant

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	special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006. These pre-emption rights will have been dis-applied in respect of the issuance of the shares authorized for issuance (as described above) for a period of five years by our shareholders prior to completion of the offering and we intend to propose equivalent resolutions in the future once the initial period of dis-application has expired.	to authority expressly vested in it by the provisions of its certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation’s capital stock.

VARIATION OF CLASS RIGHTS

The statutory provisions governing the variation of class rights are contained in the Companies Act 2006 where, if a company has more than one class of share, the variation or abrogation of class rights attached to a class of shares may only be exercised:

•  in accordance with provision in the company’s articles of association for the variation of those rights; or

•  where there is no such provision, if the holders of shares of that class consent to the variation in accordance with the Companies Act 2006.

Under Delaware law, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

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If the company’s articles of association do not contain provisions governing the variation or abrogation of class rights the company must obtain the consent of the holders of that class of shares in accordance with the Companies Act 2006. Such consent may be obtained by:

•  consent in writing from the holders of at least three- quarters in nominal value of the issued shares of the class (excluding any shares held as treasury shares); or

•  a special resolution passed at a separate general meeting of the holders of that class or, as an alternative to a separate class meeting, private companies may use the written resolution procedure.

The provisions relating to variation and abrogation of class rights in our Articles of Association mirror the statutory consents procedure above.

REDUCTION OF SHARE CAPITAL

Under the Companies Act 2006, a public company may reduce or cancel its issued share capital in accordance with the provisions of the Companies Act 2006 if the reduction of capital has been approved by a special resolution of shareholders in general meeting and the reduction of capital has been confirmed by the court.

The special resolution of shareholders will need to specify the exact amount of the proposed reduction, although a public company cannot reduce its share capital below the

Under Delaware law, a corporation, by resolution of its board of directors, may retire any shares of its capital stock that are issued but are not outstanding. Whenever any shares of the capital stock of a corporation are retired, they resume the status of authorized and unissued shares of the class or series to which they belong unless the certificate of incorporation otherwise provides. Under Delaware law, a corporation may, under certain circumstances, by resolution of its board of directors, reduce its capital. No reduction of capital

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	minimum share capital requirements under the Companies Act 2006 (i.e., £50,000 or the equivalent in a foreign currency, of which at least one quarter must be fully paid up).	may be made or effected unless the assets of the corporation remaining after such reduction are sufficient to pay any debts of the corporation for which payment has not been otherwise provided. A reduction of capital will not release any liability of any stockholder whose shares have not been fully-paid.

BONUS ISSUE OF SHARES	Under the Companies Act 2006, if a company’s articles of association permit a bonus issue of shares, the board of directors may be authorized to capitalize certain reserves or profits and use those to issue bonus shares in accordance with the terms of the articles of association and the provisions of the Companies Act 2006.	Under Delaware law, by resolution of the board of directors, dividends may be paid in shares of the corporation’s capital stock.

DISTRIBUTIONS AND DIVIDENDS

Under English law, dividends and distributions may only be made from distributable profits. “Distributable profits” generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital.

In the case of a public limited company, additional rules relating to capital maintenance requirements are applicable and, accordingly, a public company can only make a distribution (a) if, at the time that the distribution is made, the amount of its net assets is not less than the total of its called up share capital and undistributable reserves, and

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, directors may declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) if the corporation does not have surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital is surplus. “Net assets” means the amount by which total assets exceed total liabilities.

Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

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(b) if, and to the extent that, the distribution itself, at the time it is made, does not reduce the amount of net assets to less than that total.

Undistributable reserves include the share premium account, the capital redemption reserve, the amount by which the company’s unrealized uncapitalized profits exceed its unrealized losses not written off, or any other reserve that the company is prohibited from distributing either by statute or by its constitutional documents.

The determination as to whether or not the company has sufficient distributable profits to fund a dividend or distribution must be made by reference to the “relevant accounts” of the company. Relevant accounts are always individual company (not consolidated group) accounts and may be any of the following: (i) the company’s most recent annual accounts, (ii) specifically prepared interim accounts, or (iii) specifically prepared initial accounts.

Irrespective of the accounts used to justify the dividend or distribution, they must enable reasonable judgment to be made of the company’s profits, losses, assets and liabilities, include appropriate provisions, and include details of the company’s share capital and reserves (including undistributable reserves).

The process for declaring and paying dividends is usually set out in a company’s articles of association. Typically these will provide that (a) final dividends are declared by shareholders following a recommendation

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from the board of directors (often at the company’s annual general meeting), and (b) interim dividends can be decided solely by the board of directors.

Dividends may be declared and paid in the form of cash, property, stock or other non-cash assets and may be paid in dollars or any other currency.

REPURCHASES AND REDEMPTIONS OF SHARES

Under English law, a company is free to purchase its own shares, provided such purchase is both approved by the shareholders and not prohibited or limited by its articles of association.

A company’s shareholders must consent to any share repurchase which will be conducted on an “off-market” basis.

For an “off-market” purchase, the relevant buyback contract must be approved by shareholders either (i) before it was entered into, or (ii) after it was entered into, but provided that no shares may be purchased under the contract until it has been approved (by way of an ordinary resolution, unless the company’s articles of association require a different percentage).

Class consents may also be required where a company has more than one class of shares.

A company may elect whether repurchased shares purchased from distributable profits shall be held as treasury shares or cancelled.

A share repurchase can only be funded out of distributable

Under Delaware law, any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of a specified event; provided however, that immediately following any such redemption the corporation must have outstanding one or more shares of one or more classes or series of shares, which share, or shares together, have full voting powers.

Any stock which may be made redeemable may be redeemed for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation may (i) purchase or

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profits or from the proceeds of a fresh issue of shares made for the purpose of financing the buyback. Public companies are not permitted to purchase their own shares out of capital. Any premium payable on the purchase of its own shares must be paid out of distributable profits of the company, unless the shares being purchased were issued at a premium, in which case any premium payable on their purchase by the company may be paid out of the proceeds of a fresh issue of shares made for the purpose of financing the purchase, up to an amount equal to: (a) the aggregate of the premiums received by the company on the issue of the shares purchased, or (b) the current amount of the company’s share premium account (including any sum transferred to that account in respect of premiums on the new shares), whichever is less.

Stamp duty is due at a rate of 0.5% of the consideration on a repurchase by a company incorporated in England and Wales of its own shares. No stamp duty is due if the consideration does not exceed £1,000.

Prior to the completion of the offering, our shareholders are expected to adopt ordinary resolutions permitting our board of directors to repurchase shares for a period of five years. We do not expect to repurchase any shares in the near future after the completion of the offering.

redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a non-stock corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or (iii) redeem any of its shares, unless their redemption is authorized by Delaware law and then only in accordance with its certificate of incorporation.

LIABILITY OF DIRECTORS AND OFFICERS	Under the Companies Act 2006, any provision (whether contained in a company’s	Under Delaware law, a corporation’s certificate of incorporation may include a

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articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for a company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third-party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company including, as long as he or she is successful in defending the claim or criminal proceedings, the costs of defense but excluding in any event any fine imposed in criminal proceedings or sum payable by way of penalty to a regulatory authority in respect of regulatory non-compliance); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Shareholders can ratify by ordinary resolution a director’s

provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for: (i) any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) willful or negligent declaration and payment of unlawful dividends, or unlawful share purchases or redemptions; or (iv) any transaction from which the director derives an improper personal benefit.

In addition, under Delaware law, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not such action is by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; provided, with respect to any criminal action or proceeding, there was no reasonable cause to believe the person’s conduct

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	conduct amounting to negligence, default, breach of duty or breach of trust in relation to a company.	was unlawful; provided, further, that the corporation may not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless determined otherwise by court order.

VOTING RIGHTS	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands, subject to the provisions for voting by proxies described above. Under the Companies Act 2006, any member qualified to take part in a meeting may demand a poll. A company’s articles of association may restrict rights for shareholders to call a poll but not to the extent that they would make ineffective a demand for a poll which is made by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right). Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

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or by proxy) and entitled to vote at a meeting. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

The Articles of Association will require that, all resolutions of shareholders shall voted on by way of a poll. For so long as ordinary shares are held by a depositary, this requirement in the Articles of Association can only be amended by unanimous approval of the shareholders.

SHAREHOLDER VOTE ON CERTAIN TRANSACTIONS

The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of restructurings, amalgamations, capital reorganizations or takeovers.

These arrangements require:

•  the approval at a meeting of the relevant class or classes of shareholders or creditors convened by order of the court, of a majority in number of

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires the approval of the board of directors and approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding

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shareholders or creditors, or class thereof, representing 75% in value of the capital held by, or debt owed to, the shareholders or creditors, or class thereof, present and voting, either in person or by proxy; and

•  the approval of the court.

stock of a corporation entitled to vote on the matter.

STANDARD OF CONDUCT FOR DIRECTORS

Under English law, a director owes various statutory and fiduciary duties to the company. A director’s key duties are:

•  to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred; and

•  to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole.

Directors must have regard to each of the following factors when considering what would be most likely to promote the success of the company for the benefit of its members as a whole:

•  the likely consequences of any decision in the long term;

•  the interests of the company’s employees;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

• the need to foster the company’s business relationships with suppliers, customers and others; • the impact of the company’s operations on

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the community and the environment;

•  the desirability of the company maintaining a reputation for high standards of business conduct; and

•  the need to act fairly as between the company’s members.

Directors also owe certain other statutory and fiduciary duties to the company, including:

•  to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•  to exercise independent judgment;

•  to exercise reasonable care, skill and diligence;

•  not to accept benefits from a third-party conferred by reason of his or her being a director and doing (or not doing) anything as a director; and

•  a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

SHAREHOLDER SUITS

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management.

Notwithstanding this general position, the Companies Act

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or

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2006 provides that (i) a court may allow a shareholder to continue a derivative claim (that is, an action in respect of and on behalf of the company in which the company is the beneficiary of any damages arising) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust or (ii) a shareholder may apply to the court for an order that (a) the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders or (b) an actual or proposed act or omission of the company is or would be so prejudicial. If the court is satisfied that an unfair prejudice petition is well founded, it may made such order as it thinks fit for giving relief in respect of the matters complained of.

that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

INSPECTION OF BOOKS AND RECORDS

Under the Companies Act 2006, shareholders have the right to:

•  inspect and obtain copies (for a fee) of the minutes of all general meetings of the company and all resolutions of members passed other than at a general meeting;

•  inspect copies of the register of members, register of directors, register of secretaries and other statutory registers maintained by the company;

•  receive copies of the company’s annual report and accounts for each financial year; and

•  subject to the provisions of a company’s articles of

Under Delaware law, any stockholder, in person or by attorney or other agent, does, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:

(i)  the corporation’s stock ledger, a list of its stockholders, and its other books and records; and

(ii)  a subsidiary’s books and records, to the extent that:

(a)  the corporation has actual possession and control of such records of such subsidiary; or

(b)  the corporation could obtain such records

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association, receive notices of general meetings of the company.

A company’s articles of association must be registered at Companies House and are therefore open to public inspection.

Shareholders do not have any right to inspect board minutes of the company.

through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:

(1)  the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and

(2)  the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

AMENDMENTS OF CONSTITUENT DOCUMENTS	Under the Companies Act 2006, companies may only alter their articles of association by way of passing a special resolution of shareholders in general meeting.	Under Delaware law, corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment; and, if a change in stock or the

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rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stockholders is to be made, such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation.

The board of directors must adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. A majority of the outstanding shares entitled to vote thereon and a majority of the outstanding shares of each class entitled to vote thereon as a class must vote in favor of the amendment.

The holders of the outstanding shares of a class must be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below certain terms and provisions of the agreements that govern our 2018 Credit Agreement (as defined below) and certain of our other existing indebtedness as of the date of this prospectus. We refer you to the exhibits to the registration statement relating to this offering for copies of the credit agreements governing our 2018 Credit Agreement described below as this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the applicable agreements.

2018 Credit Agreement

On May 8, 2018, Mavenir Systems, Inc. (“MSI”), a wholly owned subsidiary of the Company, entered into a Credit Agreement dated as of May 8, 2018 (the “2018 Credit Agreement”) by and among MSI, as borrower, the Company, as a guarantor, the lenders from time to time party thereto and Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent. The obligations of MSI are unconditionally guaranteed jointly and severally, by the Company and certain of its U.S. subsidiaries. We have pledged substantially all of our, and certain of our U.S. subsidiaries’, assets under our obligations under the 2019 Credit Agreement.

The 2018 Credit Agreement requires the Company not to exceed a 7.25:1.00 first lien leverage ratio, but only to the extent that more than 35% of the Revolving Credit Facility (as defined below) is outstanding on the last day of a quarter. Such financial covenant is only for the benefit of the lenders under the RCF (who have the sole and exclusive right to amend or waive compliance with such financial covenant), and the 2018 Term Loans (as defined below) do not cross-default if such financial covenant is breached unless the lenders under the Revolving Credit Facility terminate the Revolving Credit Facility or accelerate the loans thereunder.

The 2018 Credit Agreement contains customary equity cure rights, whereby additional equity may be contributed to MSI and treated as additional EBITDA (as defined in the 2018 Credit Agreement) for purposes of calculating compliance with the financial covenant. The 2018 Credit Agreement also contains customary events of default, representations and warranties, affirmative covenants and certain restrictive covenants, including, without limitation, limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments with respect to equity, prepayments of certain debt and changes in line of business.

The Credit Agreement’s effective interest rate for fiscal 2019 is 9.06%, for the three months ended July 31, 2020 is 7.57% and for the six months ended July 31, 2020 is 7.86%.

Revolving Credit Facility and RCF Loans

The 2018 Credit Agreement provides for senior credit facilities in an aggregate principal amount of $610.0 million comprised of a five-year, $60.0 million revolving credit facility (the “Revolving Credit Facility”) and the loans thereunder (the “RCF Loans”), which was undrawn at closing and the Term Loans (as defined below). The Revolving Credit Facility provides for a $20.0 million letter of credit sub-facility and a swingline sub-facility of $12.0 million. The final maturity date of the Revolving Credit Facility is scheduled to be May 8, 2023. The obligations of MSI are unconditionally guaranteed jointly and severally, by the Company and certain of its U.S. subsidiaries. The RCF Loans bear interest, at MSI’s option, at either LIBOR plus 5.75% or a reference rate plus 4.75%, subject to a downward adjustment based on the Company’s first lien leverage ratio.

Subject to certain conditions and exceptions, MSI is permitted to make voluntary prepayments of the RCF Loans and to reduce the commitments under the Revolving Credit Facility at any time and from time to time. Additionally, MSI is required to make certain mandatory prepayments on specified non-ordinary course events.

2018 Term Loans

The 2018 Term Loans are comprised of a seven-year, $550.0 million term loan facility, which was fully drawn on May 8, 2018. Commencing with the fiscal quarter ending July 31, 2018, the 2018 Term Loans began to amortize in equal quarterly installments in an amount equal to 1% per annum of the original amount of the 2018 Term Loans, with a balloon payment at maturity. The 2018 Term Loans require principal payments in equal installments of $1.4 million at the end of each quarter (as may be adjusted from time to time to reflect prepayment in accordance with the 2018 Credit Agreement) with the final maturity date of the 2018 Term Loans scheduled to be May 8, 2025.

The 2018 Term Loans bear interest, at MSI’s option, at either LIBOR plus 6.00% or a reference rate plus 5.00%. The 2018 Term Loans are subject to a prepayment premium in the amount of 2% thereof or 1% thereof, as applicable, in the event and only in the event that during the first two years following closing date, the 2018 Term Loans are amended or refinanced, in each case, with debt that has an all-in yield that is less than the all-in yield applicable to the 2018 Term Loans (subject to exceptions for repayments or amendments for a qualifying initial public offering, change or control and certain material acquisitions).

Subject to certain conditions and exceptions (and to the extent applicable, the prepayment premium described above), MSI is permitted to make voluntary prepayments of the 2018 Term Loans at any time and from time to time. Additionally, MSI is required to make certain mandatory prepayments on specified non-ordinary course events.

Aggregate debt maturities for each of the succeeding years are as follows (in thousands):

Years Ending January 31,
2021	$2,750
2022	5,500
2023	5,500
2024	5,500
2025 and thereafter	518,375

Total	537,625
Less: debt issuance costs	(15,015)

Total	$522,610

Mavenir Ltd. Line of Credit

As of July 31, 2020, Mavenir Ltd., the Company’s wholly-owned Israeli subsidiary, had a $6.0 million line of credit with a bank to be used for various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. This line of credit is not available for borrowings and subject to renewal on an annual basis. In addition, this line of credit requires the equal amount of cash deposit, which currently earns a fixed interest rate of 0.66% (the deposit rate resets every 6 months). Mavenir Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts utilized under the line of credit. As of July 31, 2020, and January 31, 2020, Mavenir Ltd. had utilized

$5.922 million and $5.905 million, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

Other than Mavenir Ltd.’s requirement to maintain cash balances with the banks as discussed above, the lines of credit have no financial covenants. These cash balances required to be maintained with the banks are classified as “Restricted cash and bank deposits” and “Long-term restricted cash” included within the consolidated balance sheets as of July 31, 2020 and January 31, 2020.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A ordinary shares. Future sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A ordinary shares and could impair our ability to raise capital through the sale of our equity securities. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A ordinary shares—Future sales, or the perception of future sales, of our Class A ordinary shares may depress the price of our Class A ordinary shares.” No prediction can be made as to the effect, if any, of future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A ordinary shares prevailing from time to time.

Sale of Restricted Shares

Upon the consummation of this offering, we will have outstanding an aggregate of approximately                ordinary shares.

Our Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of such class acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, generally under Rules 144 or 701 under the Securities Act, which we summarize below. Certain of our ordinary shares will be subject to lock-up agreements described below.

In addition, upon the consummation of this offering, affiliates of Siris Capital will beneficially own                 Class B ordinary shares. Any of our currently issued and outstanding ordinary shares that may be held by our controlling shareholder would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these ordinary shares will not be freely transferable to the public. However, we have entered into a registration rights agreement with our controlling shareholder that requires us to register under the Securities Act the resale of these ordinary shares, subject to the lock-up agreements described below. See “—Registration Rights” and “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any Class A ordinary shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).

Approximately                shares of our outstanding ordinary shares that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the consummation of this offering.

Without giving effect to any lock-up agreements, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our ordinary shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our ordinary shares during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisers who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information or holding period requirements of Rule 144. However, all or substantially all Rule 701 shares are subject to lock-up agreements as described below.

Lock-up Agreements

180-Day Lock-up

We and each of our directors, executive officers and certain other shareholders, who will collectively beneficially own                 ordinary shares following this offering (                 ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares), have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any ordinary shares or any securities convertible into or exchangeable or exercisable for our ordinary shares for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting (Conflicts of Interest).”

MATERIAL U.K. TAX CONSIDERATIONS FOR U.K. HOLDERS

The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of Class A ordinary shares. The comments set out below are based on current U.K. tax law as applied in England and Wales, and our understanding of HMRC, practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are resident in the U.K. for taxation purposes (a “U.K. Holder”), save as otherwise stated.

This summary does not address all possible tax consequences relating to an investment in Class A ordinary shares. In particular it does not cover the U.K. inheritance tax consequences of holding Class A ordinary shares. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. Holders of Class A ordinary shares are strongly urged to consult their tax advisers in connection with their investment in Class A ordinary shares.

U.K Taxation of Dividends

We will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of Class A ordinary shares.

Individual U.K. Holders will be entitled to a tax free dividend annual allowance (£2,000 for the tax year 2020-2021). Although the dividend allowance is exempt, this dividend income will count as taxable income for the purposes of determining how much of a tax band has been used by the U.K. Holder for general income tax purposes. Dividend income received over the dividend allowance will be taxed at either 7.5% (basic rate), 32.5% (higher rate) or 38.1% (additional rate) depending on the applicable tax band.

Provided certain conditions are met, corporation tax should not be payable on dividends received by corporate U.K. Holders.

U.K Taxation of Capital Gains

Individual U.K. Holders will be entitled to a tax free annual allowance (£12,300 for the tax year 2020-2021) in respect of capital gains (the “Annual Exempt Amount”). Capital gains from disposals of Class A ordinary shares realized above the Annual Exempt Amount will generally be taxed at either 10% or 20% depending on the total amount of taxable income and gains in the tax year in which a disposal is made, subject to the availability of any relief or exemption.

Corporate U.K. Holders will generally have to pay corporation tax (currently 19%) on gains from the sale of Class A ordinary shares. The effective tax rate may be lower if a relief or exemption is available.

Stamp Duty and Stamp Duty Reserve Tax

The statements in this section are intended as a general guide to the current position relating to stamp duty and stamp duty reserve tax (“SDRT”) and apply to all Holders irrespective of their place of residence, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

No stamp duty is payable on the issuance of Class A ordinary shares. No SDRT should be payable on the issuance of Class A ordinary shares, on the basis of case law and HMRC guidance in which HMRC has confirmed that it will no longer seek to apply the 1.5% SDRT charge on the issuance of shares into a depositary receipt system or a clearance service, on the basis that this charge is not compatible with European Union law. The 2017 Autumn Budget included a statement that the U.K. Government will not reintroduce the 1.5% charge on the issuance of shares into such systems following the U.K.’s exit from the European Union.

No stamp duty or SDRT should, in practice, be payable on transfers of, or agreements to transfer, Class A ordinary shares through the facilities of a clearance service, provided that no election under section 97A(1) of the Finance Act 1986 has been made by the clearance service which applies to the Class A ordinary shares. We understand that HMRC regards DTC as a clearance service for these purposes and that no relevant election under section 97A(1) has been made.

The transfer on sale of Class A ordinary shares (outside the facilities of a clearance service such as DTC) by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer.

An agreement to transfer Class A ordinary shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration.

If Class A ordinary shares are withdrawn from the facilities of DTC, a charge to stamp duty or SDRT at 1.5% will arise on a subsequent re-deposit of Class A ordinary shares into the facilities of DTC.

A share buy-back by us of our Class A ordinary shares will give rise to stamp duty at the rate of 0.5% of the consideration payable by us.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our Class A ordinary shares. This discussion does not apply to persons holding Class A ordinary shares that are not U.S. Holders. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire Class A ordinary shares. This discussion applies only to Class A ordinary shares acquired in this offering for cash and held as capital assets for U.S. federal income tax purposes and does not address any U.S. state or local or non-U.S. income or other tax consequences. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions or insurance companies;

•	dealers or traders in securities or other persons who use a mark-to-market method of tax accounting;

•

persons holding Class A ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A ordinary shares;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes (and investors in such entities);

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA,” governmental organizations, grantor trusts, regulated investment companies or real estate investment trusts;

•

persons subject to special tax accounting rules as a result of their use of applicable financial statements within the meaning of Section 451(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”);

•	persons holding Class B ordinary shares;

•	persons that own, directly or indirectly, or are deemed to own by attribution ten percent or more of our shares (by vote or value); or

•	persons holding Class A ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Class A ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. We have not sought and will not seek an advance ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any matter discussed in this prospectus and the statements in this prospectus are not binding on the IRS or any court. Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.

As used in this discussion, a “U.S. Holder” is a beneficial owner of Class A ordinary shares who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Taxation of Distributions

As discussed above under “Dividend Policy,” we currently do not anticipate paying any cash dividends on our Class A ordinary shares in the foreseeable future. If we do make any distributions on our Class A ordinary shares, subject to the PFIC rules described below, a U.S. Holder will be subject to the following tax consequences upon receipt of distributions in respect of the Class A ordinary shares:

•

Distributions paid on Class A ordinary shares, other than certain pro rata distributions of Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will be reported to U.S. Holders as dividends. The amount of a dividend will include amounts withheld (if any) in respect of taxes imposed under United Kingdom laws.

•

If the United States-United Kingdom Income Tax Convention (as currently in force) is applicable or our Class A ordinary shares are treated as readily tradable on an established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder, provided that certain holding period and other requirements are met. Our Class A ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

•

The amount of the dividend will generally be treated as foreign-source dividend income for foreign tax credit purposes and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. The rules governing U.S. foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules described below, a U.S. Holder will be subject to the following tax consequences upon a disposition of Class A ordinary shares:

•

Gain or loss realized on the sale or other disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain (taxable at a reduced rate for a non-corporate U.S. Holder) or loss if the U.S. Holder held the Class A ordinary shares for more than one year.

•

The amount of the gain or loss will equal the difference (if any) between the U.S. Holder’s tax basis in the Class A ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

•	Subject to certain exceptions, this gain or loss will be U.S.-source gain or loss for U.S. foreign tax credit purposes.

•	The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either:

•	75% or more of our gross income consists of “passive income,” or

•	50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.”

For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains from the sale of property that give rise to passive income. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering.

Based on our current operations, business plan, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not expect to be a PFIC for our 2020 taxable year or the foreseeable future. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for our 2020 taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below):

•

gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares,

•	the amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income, and

•

the amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year.

Further, to the extent that any distribution received by a U.S. Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain described immediately above.

If we are treated as a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect lower-tier non-U.S. subsidiaries that are also treated as PFICs, as if such distributions were indirectly received by, or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our lower-tier non-U.S. subsidiaries.

A U.S. Holder can avoid certain of the adverse rules described above by making a timely mark-to-market election with respect to its Class A ordinary shares, provided that the Class A ordinary shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. In general, a class of stock will be considered regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. Our Class A ordinary shares will be treated as marketable stock as long as they remain listed on the Nasdaq and are regularly traded. If a U.S. Holder makes the mark-to-market election, it will be subject to the following tax consequences:

•	The U.S. Holder will recognize each taxable year as ordinary income any excess of the fair market value of the Class A ordinary shares at the end of such taxable year over their adjusted tax basis.

•

The U.S. Holder will recognize each taxable year an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares over their fair market value at the end of such taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

•	The U.S. Holder’s tax basis in the Class A ordinary shares will be adjusted annually to reflect the income or loss amounts recognized.

•

Any gain recognized on the sale or other disposition of Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated first as ordinary loss (to the extent of the net amount of income previously included as a result of the mark-to-market election) and thereafter as capital loss.

A mark-to-market election will not apply to any of our non-U.S. subsidiaries, and therefore, a U.S. Holder may continue to be subject to tax under the rules discussed above with respect to any of our lower-tier subsidiaries that are treated as PFICs, notwithstanding such U.S. Holder’s mark-to-market election for our Class A ordinary shares.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund election” with respect to such PFIC if the PFIC provides the information necessary for such election to be made. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections.

In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders that would otherwise be eligible for taxation as qualified dividend income would not apply.

If a U.S. Holder owns Class A ordinary shares during any year in which we are a PFIC, the holder must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules to their investments in our Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to certain information reporting requirements, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies under penalties of perjury that it is not subject to backup withholding. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the backup withholding tax and information reporting rules.

Information Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information relating to an interest in “specified foreign financial assets,” which include an interest in our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain U.S. financial institutions). Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the Class A ordinary shares.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Barclays Capital Inc.
Guggenheim Securities, LLC
Macquarie Capital (USA) Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s Class A ordinary shares and Class B ordinary shares that are exchangeable into Class A ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A ordinary shares or securities convertible into or exchangeable for Class A ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A ordinary shares on the Nasdaq under the symbol “MVNR.”

In connection with the offering, the underwriters may purchase and sell Class A ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s Class A ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A ordinary shares. As a result, the price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

The company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . The Company has agreed to reimburse the underwriters for the FINRA-related fees and expenses of their counsel in an amount not to exceed $                 .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Affiliates of certain of the underwriters are lenders under the 2018 Term Loans and, accordingly, will each receive 5% or more of the net proceeds of this offering in connection with our repayment of the 2018 Term Loans. See “Use of Proceeds.” Therefore, this offering is being made in compliance with the requirements of FINRA Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement.                     has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act. Pursuant to FINRA Rule 5121, any underwriter with a conflict of interest will not confirm sales of the Class A ordinary shares to any account over which it exercises discretionary authority without the prior written approval of the customer.                     will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify                     against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

European Economic Area and United Kingdom

In relation to each member state of the European Economic Area and United Kingdom (each, a “Relevant State”) an offer to the public of our Class A ordinary shares may not be made in that Relevant State*, except that an offer to the public in that Relevant State of our Class A ordinary shares may be made at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity that is a qualified investor as defined in Article 2(e) of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2(e) of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of our Class A ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or a prospectus supplemented pursuant to Article 23 of the Prospectus Regulaton.

*

Prior to the publication of a prospectus in relation to our Class A ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate and available, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation

For the purposes of this provision, (a) the expression an “offer to public” in relation to our Class A ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A ordinary shares to be offered so as to enable an investor to decide to purchase our Class A ordinary shares, and (b) the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area and United Kingdom selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of

Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice of Recommendations of Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of our Class A ordinary shares offered by this prospectus will be passed upon for us by Sidley Austin LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher  & Flom LLP.

EXPERTS

The financial statements as of January 31, 2020 and 2019 and for each of the two years in the period ended January 31, 2020 included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A ordinary shares being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A ordinary shares being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. Our Internet website address is www.mavenir.com, and the information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

INDEX TO FINANCIAL STATEMENTS

MAVENIR PRIVATE HOLDINGS II LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To board of directors and shareholders of

MAVENIR PRIVATE HOLDINGS II LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mavenir Private Holdings II Ltd. and its subsidiaries (the “Company”) as of January 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 3, the Company changed the manner in which it accounts for revenues from contracts with customers as of February 1, 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel April 7, 2020	/s/ Kesselman & Kesselman Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2016.

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED BALANCE SHEETS

USD in thousands

	January 31,
	2020	2019
Assets
CURRENT ASSETS
Cash and cash equivalents	$78,044	$46,362
Restricted cash and bank deposits	2,914	8,095
Accounts receivable, net of doubtful accounts of $3,144 and $3,085, respectively	124,628	133,747
Contract assets	13,328	8,662
Inventories	14,417	19,231
Deferred cost of revenue	20,725	12,004
Prepaid expenses and other receivables	28,528	20,243
Other current assets	1,449	1,802

TOTAL CURRENT ASSETS	284,033	250,146

Property and equipment, net	44,268	41,214
Operating lease right of use asset	38,665	—
Goodwill	580,559	580,559
Intangible assets, net	394,624	452,564
Capitalized software development costs	44,649	11,177
Deferred income taxes	8,639	16,343
Long-term restricted cash	12,515	8,933
Related party receivable	15,012	—
Other assets	4,630	2,284

TOTAL ASSETS	$1,427,594	$1,363,220

Liabilities and equity
CURRENT LIABILITIES
Accounts payable and accrued expenses	169,599	162,970
Operating lease liability	9,148	—
Deferred revenue	128,434	108,576
Income taxes payable	8,668	10,463
Current portion of long-term debt	5,500	5,500

TOTAL CURRENT LIABILITIES	321,349	287,509

Deferred revenue	11,665	4,403
Deferred income taxes	30,602	39,938
Operating lease liability	36,316	—
Other long-term liabilities	58,033	108,478
Long-term debt	518,286	520,638

TOTAL LIABILITIES	976,251	960,966

COMMITMENTS AND CONTINGENCIES
EQUITY
Common stock (5 and 4 authorized, issued and outstanding shares as of January 31, 2020 and 2019, respectively)	—	—
Additional paid-in-capital	867,826	744,019
Accumulated earnings (deficit)	(427,937)	(346,894)
Accumulated other comprehensive income (loss)	11,454	5,129

TOTAL EQUITY	451,343	402,254

TOTAL LIABILITIES AND EQUITY	$1,427,594	$1,363,220

The accompanying notes are an integral part of these consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

USD in thousands

	Fiscal year ended January 31,
	2020	2019
REVENUES
Products	$330,880	$287,916
Post-contract support	96,564	105,193

Total Revenues	427,444	393,109

COSTS AND EXPENSES
Cost of revenues
Products	156,095	129,674
Post-contract support	29,199	31,920

Total costs of revenues	185,294	161,594

Research and development	89,353	90,681
Selling, general and administrative	154,771	134,017
Restructuring expenses and other	8,557	28,911

TOTAL COSTS AND EXPENSES	437,975	415,203
LOSS FROM OPERATIONS	(10,531)	(22,094)
Interest (income)	(388)	(205)
Interest expense	52,478	74,216
Foreign currency transaction loss (gain) and other, net	14,925	598

LOSS BEFORE INCOME TAXES	(77,546)	(96,703)
Income tax expense	3,497	523

NET LOSS	$(81,043)	$(97,226)

LOSS PER SHARE:
Basic and Diluted	$(19,623)	$(24,307)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF LOSS PER SHARE:
Basic and Diluted	4.13	4.00

UNAUDITED PRO FORMA LOSS PER SHARE (See Note 23):
Basic and Diluted

UNAUDITED PRO FORMA WEIGTHED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF LOSS PER SHARE:

Basic and Diluted

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign currency translation adjustments	6,325	1,994

OTHER COMPREHENSIVE LOSS, NET OF TAX	6,325	1,994

COMPREHENSIVE INCOME (LOSS)	$(74,718)	$(95,232)

The accompanying notes are an integral part of these consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

USD in thousands

	Common Stock	Additional paid-in capital	Accumulated Earnings (deficit)	Accumulated other comprehensive income (loss)	Total equity
BALANCE AT FEBRUARY 1, 2018	—	$744,019	$(260,509)	$3,135	$486,645

Cumulative effect of change in accounting principle			10,841		10,841
Net loss			(97,226)		(97,226)
Other comprehensive income				1,994	1,994

BALANCE AT JANUARY 31, 2019	—	$744,019	$(346,894)	$5,129	$402,254
Net loss			(81,043)		(81,043)
Capital contribution, net		123,807			123,807
Other comprehensive income				6,325	6,325

BALANCE AT JANUARY 31, 2020	—	$867,826	$(427,937)	$11,454	$451,343

The accompanying notes are an integral part of these consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Fiscal year ended January 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(81,043)	$(97,226)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	73,012	74,205
Provision for doubtful accounts	59	1,717
Deferred income taxes	(2,056)	(5,135)
Inventory write-downs	1,659	882
Other non-cash items, net	(128)	117
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	11,218	43,020
Contract assets	(4,142)	(1,950)
Inventories	1,001	(12,245)
Deferred cost of revenue	(7,231)	(686)
Prepaid expense and other current assets	(5,910)	(972)
Accounts payable and accrued expenses	8,725	(24,938)
Income taxes	(2,274)	1,979
Deferred revenue	23,230	(24,826)
Operating lease right of use asset	(41,658)	—
Operating lease liabilities	45,464	—
Other assets and liabilities	(43,680)	16,928

NET CASH USED IN OPERATING ACTIVITIES	(23,754)	(29,130)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(13,355)	$(15,718)
Capitalization of software development costs	(33,472)	(11,177)
Loan to related party	(15,000)	—
Acquisitions, net of cash acquired	—	(1,313)
Other, net	—	(12)

NET CASH USED IN INVESTING ACTIVITIES	(61,827)	(28,220)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution, net of $1,193 issuance costs	123,807	—
Deferred offering costs	(2,449)	—
Repayment of promissory note	—	(21,852)
Borrowings, net of issuance costs of $0 and $22,037, respectively	—	527,963
Revolving credit facility borrowings	70,000	—
Revolving credit facility repayments	(70,000)	—
Repayment of debt	(5,500)	(455,113)

NET CASH PROVIDED BY FINANCING ACTIVITIES	115,858	50,998
Effects of exchange rates on cash and cash equivalents and restricted cash	(194)	(935)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	30,083	(7,287)

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

USD in thousands

	Fiscal year ended January 31,
	2020	2019
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	63,390	70,677

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$93,473	$63,390

Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	78,044	46,362
Restricted cash	15,429	17,028

Total cash and cash equivalents and restricted cash	93,473	63,390

The accompanying notes are an integral part of these consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

1. Business, Organization and Summary of Significant Accounting Policies

Organization Background

Mavenir Private Holdings II Limited (the “Company”) is a private company indirectly wholly-owned by Sierra Private Investments L.P. that is incorporated under the laws of England and Wales. The principal activity of the Company is to act as a holding company. The Company does not trade with third parties.

Business

The Company is a leading provider of end-to-end, cloud-native software solutions that enable Wireless Service Providers to deliver mobile network services to consumers and enterprises. The Company is at the forefront of disruption in the mobile network infrastructure industry, providing software solutions that enable its customers to transform their networks to become more agile, flexible and scalable while reducing their total cost of ownership (“TCO”). The Company’s software solutions securely deliver complex, mission-critical mobile network services such as voice, messaging, video and connectivity and help its customers unlock new revenue opportunities.

Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Intercompany accounts and transactions within the Company have been eliminated.

The Company has experienced operating losses in each of the periods presented. In addition, the Company has utilized cash to fund operations and resulting in negative operating cash flows. As of January 31, 2020, the Company had approximately $78,044 of unrestricted cash on-hand.

The Company’s liquidity is dependent on its ability to profitably grow revenues and controlling its current cost structure. Management believes that future sources of liquidity will include cash and cash equivalents, cash flows from operations, incurrence of additional indebtedness or proceeds from the issuance of equity or debt securities.

The Company currently forecasts available cash and cash equivalents will be sufficient to meet its liquidity needs, including capital expenditures and servicing its debt, for at least the next 12 months from the issuance date of these consolidated financial statements.

Management’s current forecast is based upon a number of assumptions including, among others: assumed levels of customer order activity, revenue and collections; no significant degradation in operating margins; assumed levels of unrestricted cash levels required to support the working capital needs of the business and other professional fees; and intra-period working capital fluctuations consistent with historical trends. Management believes that the above-noted assumptions are reasonable.

Use of Estimates

The preparation of the consolidated financial statements and the accompanying notes in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. The Company’s actual results may differ from its estimates.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The most significant estimates include:

•	Determination of stand-alone selling price (“SSP”) for multiple element arrangements;

•	Total estimated labor efforts to complete on percentage-of-completion (“POC”) projects;

•	Capitalized software development costs

•	Realization of deferred tax assets;

•	The identification and measurement of uncertain tax positions;

•	Goodwill impairment valuation;

•	Contingencies and litigation; and

•	Accounting for the Company’s long-term incentive plan

Functional Currency and Foreign Currency Translation and Transactions

The determination of the functional currency for the Company and its foreign subsidiaries is made based on appropriate economic factors, including the currency in which the subsidiary sells its products, the sales market in which the subsidiary operates and the currency in which the subsidiary’s financing is denominated. For foreign subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated using current exchange rates at the balance sheet date, and income and expense accounts using average exchange rates for the period, except non-monetary assets and liabilities, which are translated using historical rates. The resulting foreign currency translation adjustments are reported as a separate component of “Other comprehensive (loss) income, net of tax” in the consolidated statements of operations and comprehensive income (loss). For foreign subsidiaries whose functional currency is not the local currency, re-measurement gains and losses are recorded during each period in “Foreign currency transaction loss (gain) and other, net” in the consolidated statements of operations and comprehensive income (loss).

Cash and Cash Equivalents

Cash primarily consists of cash on hand and bank deposits. Cash equivalents primarily consist of interest-bearing money market accounts and other highly liquid investments with an original maturity of three months or less when purchased. The Company maintains cash and cash equivalents in U.S. dollars and in foreign currencies, which are subject to risks related to foreign currency exchange rate fluctuations. The Company did not engage in significant hedging activities during the periods presented.

Restricted Cash and Bank Deposits

Restricted cash and bank deposits include compensating cash balances related to existing lines of credit and deposits that are pledged as collateral or restricted for use to settle potential indemnification claims arising from the disposition of businesses, specified performance guarantees to customers and vendors, letters of credit and pending tax judgments. Cash expected to be restricted for more than one year from the balance sheet date is classified as long-term restricted cash in the consolidated balance sheets.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

Accounts Receivable

Trade receivables arise from contracts with customers and represent an unconditional right to receive the consideration with only the passage of time required before the consideration is received.

The Company records accounts receivable and a related contract liability for non-cancelable contracts with customers when the right to consideration is unconditional.

Allowance for Doubtful Accounts

The Company estimates the collectability of its accounts receivable balances for each accounting period and adjusts its allowance for doubtful accounts accordingly. The Company exercises judgment in assessing the collectability of accounts receivable, including consideration of current economic conditions, the creditworthiness of customers, their collection history and the related aging of past due receivables balances. The Company evaluates specific accounts when it becomes aware that a customer may be experiencing a deterioration of its financial condition due to lower credit ratings, bankruptcy or other factors that may affect such customer’s ability to meet its payment obligations.

Allowance for doubtful accounts amounted to $3,144 and $3,085 as of January 31, 2020 and 2019, respectively. Changes in the allowance for doubtful accounts during the fiscal years then ended amounted to $59 and $1,717, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The Company reduces the carrying value of inventory when it holds excess or obsolete inventories determined through an evaluation of both historical usage and expected future demand. Part of the raw materials comprises software licenses, which are capitalized into inventory upon purchase from a vendor when the license will be used by the Company as part of its deliverables to its customers. Such expenses are included as a component of cost of revenues in the consolidated statements of operations and comprehensive income (loss).

The Company evaluates slow moving or obsolete inventory for impairment. Raw material hardware is evaluated based upon utilization and projected usage. Raw material software is written-off upon determination that licenses will no longer be used in products nor can be converted to use within the organization or with other licenses/products.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. The Company depreciates and amortizes its property and equipment on a straight-line basis. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the related lease term. The cost of maintenance and repairs is expensed as incurred. Gains or losses on the sale or retirement of assets are included in selling, general and administrative expenses when the assets are retired or sold provided there is reasonable assurance of the collectability of the sales price and any future activities to be performed by the Company relating to the assets sold are insignificant.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The estimated useful lives of property and equipment are as follows:

	Useful Life in Years
	Short	Long
Lab equipment	5	5
Software	2	4
Leasehold improvements	1	10
Technology equipment	5	5
Furniture and fixtures	5	8

Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the estimated fair value at the acquisition date of the tangible and intangible assets acquired and liabilities assumed. Acquisition costs are expensed as incurred. Any residual consideration is recorded as goodwill. The fair value of consideration includes cash, equity securities and debt, other assets and contingent consideration, if any. The Company’s determination of the fair values of assets acquired and liabilities assumed requires the Company to make significant estimates, primarily with respect to intangible assets. These estimates can include, but are not limited to, cash flow projections for the acquired business, and the appropriate weighted-average cost of capital. The results of operations of the acquired business are included in the Company’s consolidated results of operations from the date of the acquisition.

Goodwill

Goodwill represents the excess of the fair value of consideration transferred in a business combination over the fair value of tangible and intangible assets acquired net of the fair value of liabilities assumed. The Company has no indefinite-lived intangible assets other than goodwill. The carrying amount of goodwill is reviewed annually for impairment in the fourth quarter, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

For the purposes of impairment testing, the Company has determined that it has one operating segment and one reporting unit.

The Company applies the FASB’s guidance when testing goodwill for impairment for the periods presented, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment, and proceed directly to performing the first step of the two-step impairment test. If the Company performs a qualitative assessment and concludes it is more-likely-than-not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is then required to perform the first step of the two-step impairment test.

The Company did not record any impairment of goodwill for any of the periods presented. The Company’s forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

Impairment of Long-Lived and Intangible Assets

The Company periodically evaluates its long-lived assets for potential impairment. In accordance with the relevant accounting guidance, the Company reviews the carrying value of its long-lived assets or asset group that is held and used for impairment whenever circumstances occur that indicate that those carrying values are not recoverable. Under the held and used approach, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The identification of asset groups involves judgment, assumptions, and estimates.

The Company makes judgments about the recoverability of long-lived assets, including fixed assets and purchased finite-lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. Each period the Company evaluates the estimated remaining useful lives of long-lived assets and whether events or changes in circumstances warrant a revision to the remaining periods of depreciation or amortization. If circumstances arise that indicate impairment may exist, the Company uses an estimate of the undiscounted value of expected future operating cash flows over the primary asset’s remaining useful life and salvage value to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows and salvage values are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying amount of the assets over the fair value of such assets, with the fair value generally determined using the discounted cash flow (“DCF”) method. Application of the DCF method requires judgment and assumptions related to the amount and timing of future expected cash flows, salvage value assumptions, and appropriate discount rates. Different judgments or assumptions could result in materially different fair value estimates.

Any impairment of these assets must be considered prior to the Company’s impairment review of goodwill. The Company did not record any impairment of long-lived and intangible assets for any of the periods presented.

Fair Value Measurements

Under the FASB’s guidance, fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., “the exit price”).

In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The FASB’s guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company’s judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

•

Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability is classified in its entirety based on the lowest level of input that is significant to the measurement of fair value.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to credit risk, consist primarily of accounts receivable. From time to time, the Company invests excess cash in high credit-quality financial institutions. The Company believes that the financial institutions that hold its cash and liquid investments are financially sound and accordingly minimal credit risk exists with respect to these balances.

As of January 31, 2020, a significant portion of accounts receivable are with Wireless Service Providers. The Company manages credit risk on trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and limiting the extension of credit when deemed necessary.

For the fiscal years ended January 31, 2020 and 2019, one customer represented approximately 30% and 36%, respectively, of revenues.

As of January 31, 2020 and 2019, one customer represented approximately 21% and 27%, respectively, of the consolidated accounts receivable. The Company believes that no significant customer credit risk exists other than what is reserved.

As of January 31, 2020 and 2019, one customer represented approximately 34% and 22%, respectively, of the consolidated contract assets.

From time to time, the Company sells some of its accounts receivable to third parties at a discount in return for cash. The factoring is executed on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction. During the fiscal years ended

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

January 31, 2020 and 2019, the Company sold face amounts of $221,685 and $148,007, respectively, of these receivables. For the fiscal years ended January 31, 2020 and 2019, the Company recognized the related fees for these transactions of $4,851 and $1,209, respectively, within non-operating expenses.

Revenue Recognition Policy (ASC 606)

The Company recognizes revenue when its customer obtains control of the promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services.

The Company earns revenue by selling: (i) product revenue, including licensing of software products, installation services and customizations, and commercial off-the-shelf hardware (which includes software that works together with the hardware to deliver the software’s essential functionality); and (ii) post-contract support (“PCS”).

The Company’s software licenses provide for a perpetual right to use software. In many cases, the individual software license is part of an integrated solution bundled with supplied hardware. The various software license types are interrelated with the hardware, and serve to create one combined and integrated solution when purchased together. As such, individual software licenses are not distinct within the context of an arrangement, and thus do not represent a separate performance obligation.

When arrangements with customers require significant modification and customization of the software solutions, the license, hardware and professional services each significantly affect each other and accordingly are highly interdependent or interrelated. The software, hardware and professional services are not considered distinct from one another and they represent one performance obligation.

Contracts that require the Company to significantly customize the software are recognized over time of performance since the performance does not create an asset with an alternative use and the Company has an enforceable right to payment plus a reasonable profit for performance completed to date.

Revenue is recognized over time based on the extent of progress towards completion of the performance obligation. The Company uses efforts incurred to measure progress for these contracts because it best depicts the transfer of the asset to the customer. Under this method, the extent of progress towards completion is measured based on the ratio of labor efforts incurred to date to the total estimated labor efforts at completion of the distinct performance obligation. Due to the nature of the work performed in these arrangements, the estimation of costs at completion is complex, subject to many variables and requires significant judgment. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in revenue on a cumulative catch-up basis in the period in which the circumstances that gave rise to the revision become known.

The determination of whether services entail significant customization requires judgment and is primarily based on alterations to the features and functionality to the standard release, complex or unusual interfaces as well as the amount of hours necessary to complete the customization solution relative to the size of the contract.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

Contracts that do not provide significant services of integration and customization and thus are recognized at a point in time upon acceptance. Transactions of expansions that include software with little to no professional services and hardware are recognized at a point time upon software delivery. Such software is considered to be functional software and, thus, revenue is recognized immediately.

Post-contract support revenue represents a stand ready obligation to provide service to a customer that is recognized ratably over the contractual term, which is usually one year.

Shipping and handling activities that are billed to the customer and occur after control over a product has transferred to a customer are accounted for as fulfillment costs and are in included in cost of revenue. Historically, these expenses have not been material.

The Company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue producing transactions.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Under certain contracts, the Company is required to pay a penalty or liquidated damages if delivery of the Company’s products and installation services are not completed by a certain date. Additionally, the Company may offer a discount on increase in number of users.

The Company applies the practical expedient of allowing it to disregard the effects of a financing component if the period between when the Company transfers the promised services to the customer and when the customer pays for the services will be one year or less. For contracts in which the time difference between when consideration is paid and when the goods or services are transferred to the customer is greater than one year, the Company has concluded the financing component is insignificant.

Allocation of the transaction price between the performance obligations in the contract is based on stand- alone selling price.

The Company determines SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, the Company estimates the SSP taking into account available information, including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies and customer classes. The Company exercises judgment and uses estimates in determining the revenue to be recognized in each accounting period.

The Company uses the expected cost plus a margin approach to estimate the stand-alone selling price of its customized solutions. For PCS, the Company bases pricing mostly on actual renewal rate which are segregated based on the geographical region of the customer.

Costs of Revenues

The Company’s cost of revenue primarily consists of (i) material costs, (ii) compensation and related overhead expenses for personnel involved in the customization of its products, customer

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

delivery and maintenance and professional services, (iii) contractor costs, (iv) royalties and license fees, (v) depreciation of equipment used in operations, and (vi) amortization of certain purchased intangible assets.

Internal Use Software

Costs of software developed for internal use are capitalized in accordance with the FASB’s guidance during the application development stage and are then amortized over the estimated useful life of the software, which to date has been five years or less once the software is ready for its intended use. These costs are included in “Property and equipment, net” in the consolidated balance sheets.

Capitalized Software Development Costs

The Company builds software solutions that enable critical functionality for Wireless Service Providers. The Company continues to expand and deepen its product set to cover more of the Wireless Service Providers needs. These incremental products currently cover the 5G Core, RAN, and Cloud platform portions of the Wireless Service Providers networks. Capitalization of software development costs for software to be sold or otherwise marketed begins when a product’s technological feasibility has been established and ends when a product is available for general release to customers. As of January 31, 2020 and 2019, the Company has capitalized $44,649 and $11,177, respectively, of software development costs that have yet to be amortized.

We assess the recoverability of these assets on a regular basis by assessing the net realizable value of these assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life.

Research and Development

Research and development expenses primarily consist of personnel-related costs involved in product development and third-party development and programming costs. When the criteria for capitalization is not met, research and development costs are expensed as incurred.

Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions and other programs. Advertising costs are expensed as incurred. Total advertising expenses recognized during the fiscal years ended January 31, 2020 and 2019 are $81 and $286, respectively.

Long-Term Incentive Plan

Compensation expense associated with the Incentive Rights (as described in Note 15, Long-Term Incentive Plan) will only be recognized once the consummation of a Sale Event or Liquidity Event, as defined, is considered probable. As a result, no compensation expense was recorded during the fiscal years ended January 31, 2020 and 2019. The fair value of the plan would be measured at each reporting period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The fair value of compensation expense, related to the periods for which the requisite service has already been rendered and the applicable performance-based criteria has been achieved, will be recognized in the period in which it becomes probable the performance criteria defined within the Incentive Rights agreements will be achieved. As the plan is accounted for as a liability, upon reaching probability the fair value of the unrecognized compensation cost will be recorded through the statement of operations and comprehensive income (loss).

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense/benefit) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the consolidated statement of operations.

From time to time, the Company has business transactions in which the tax consequences are uncertain. Significant judgment is required in assessing and estimating the tax consequences of these transactions. The Company prepares and files tax returns based on its interpretation of tax laws. In the normal course of business, the Company’s tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax, interest and penalty assessments.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. There is considerable judgment involved in determining whether positions taken on the tax return are more-likely-than-not of being sustained and determining the likelihood of various potential settlement outcomes.

The Company adjusts its estimated liability for uncertain tax positions periodically because of new information discovered as a function of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The combined tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate as well as any related estimated interest. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax (benefit) expense.

As part of the Company’s accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment expenses associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the fiscal period any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible pursuant to the Company’s existing tax structure; however, deferred taxes

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

have been recorded for non-deductible amortization expenses as a part of the purchase price allocation process. The Company has taken into account the allocation of these identified intangibles among different taxing jurisdictions, including those with nominal or zero percent tax rates, in establishing the related deferred tax liabilities. Under the FASB’s guidance, the income tax benefit from future releases of the acquisition date valuation allowances or income tax contingencies, if any, are reflected in the income tax provision in the consolidated statements of operations, rather than as an adjustment to the purchase price allocation. All deferred tax liabilities and assets in the consolidated balance sheets are classified as non-current.

Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Legal costs are expensed as incurred.

Restructuring

As part of its strategic merger and acquisitions activities, the Company has developed and implemented restructuring initiatives to improve efficiencies across the organization, reduce operating expenses, and better align its resources to market conditions. As a result of these plans, the Company has recorded restructuring expenses comprised principally of employee severance and associated termination costs related to the reduction of its workforce, office closures, losses on subleases and contract termination costs.

The Company recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred, as opposed to when management commits to an exit plan. The Company initially measures the liabilities associated with exit and disposal activities at fair value. One-time termination benefits are expensed at the date the employees are notified, unless the employees must provide future services beyond a minimum retention period, in which case the benefits are expensed ratably over the future service periods.

Certain employees included in a termination plan may include employees in countries which require the Company by law to pay mandatory severance for involuntary termination based on years of service. A liability for the cost of the benefits would be recognized when payment is probable and estimable.

The Company recognizes a liability for office closures initially measured at its fair value when the Company ceases using the rights conveyed by the contract, based on the remaining lease rentals, adjusted for the effects of any prepaid or deferred items recognized under the lease. This liability is further reduced by estimated sublease rentals that could be reasonably obtained for the property regardless of the intention of the lessee to sublease the premises.

Debt Instruments

Debt instruments are initially recognized at the fair value of the consideration received. The instruments are subsequently recognized at amortized cost using the effective interest method. Debt issuance costs are recorded on the consolidated balance sheet as a reduction of liability. Debt may be

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

considered extinguished or modified depending on whether the terms of the new debt instruments and old debt instruments are “substantially different” (as defined in the debt modification guidance in ASC 470-50 “Debt—Modifications and Extinguishments”).

Loss per share

Basic loss per share for the fiscal years ended January 31, 2020 and 2019 is computed using the weighted average number of shares of common stock outstanding for the year. For purposes of computing diluted loss per share, shares issuable upon exercise of stock-based awards are included in the weighted average number of shares of common stock outstanding, except when the effect would be antidilutive. Given the losses of the Company, all potential shares to be issued by the Company would be antidilutive.

2. Recent Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02 “Leases”. The guidance establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company adopted the new accounting standard ASC 842 “Leases” and all the related amendments on February 1, 2019 and used the effective date as the Company’s date of initial application. Consequently, financial information was not updated and the disclosures required under the new standard are not provided for dates and periods before February 1, 2019.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Operating leases are included in operating lease right-of-use (“ROU”) assets, and lease liabilities in the short term and long term.

The new standard provides a number of optional practical expedients in transition. The Company chose to apply the following permitted practical expedients:

•	Not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard.

•	Applying the practical expedient pertaining to the use-of hindsight.

•	Short-term lease recognition exemption for all leases with a term shorter than 12 months. This means, that for those leases, the Company does not recognize ROU assets or lease liabilities.

•

Applying the practical expedient to not separate lease and non-lease components for all of the Company’s leases as a lessee, other than leases of real estate. As a lessor, the Company applies the practical expedient to not separate non-lease components accounted for under ASC 606 from lease components and, instead, to account for each separate lease component and the non-lease components associated with that lease component as a single component under the Leases standard.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The new significant accounting policies regarding leases that were applied as from February 1, 2019 following the application of the new standard are as follows:

Determining whether an arrangement contains a lease

On the inception date of the lease, the Company determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration

The Company as a lessee

Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. A lease is a finance lease if it meets any one of the criteria below, otherwise the lease is an operating lease:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

•	The lease term is for the major part of the remaining economic life of the underlying asset.

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term.

Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, while the ROU assets are also adjusted for any prepaid or accrued lease payments. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement (as long as the discount rate hasn’t been updated as a result of a reassessment event). The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if relevant and any unamortized initial direct costs, and offset by an exit cease use liability that existed prior to the date of initial application. Lease expenses are recognized on a straight-line basis over the lease term. Lease terms will include options to extend or terminate the lease when it is reasonably certain that the Company will exercise or not exercise the option to renew or terminate the lease.

Variable lease payments that depend on an index or a rate

On the commencement date, the lease payments shall include variable lease payments that depend on an index or a rate (such as the Consumer Price Index or a market interest rate), initially measured using the index or rate at the commencement date. The Company does not remeasure the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

lease liability for changes in future lease payments arising from changes in an index or rate unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in profit or loss as they are incurred.

Other variable lease payments:

Variable payments that depends on performance or use of the underlying asset are not included in the lease payments. Such variable payments are recognized in profit or loss in the period in which the event or condition that triggers the payment occurs. These payments are not material.

The Company as a lessor

At lease commencement, the Company as a lessor classifies leases as either finance or operating leases. Under an operating lease, the Company recognizes the lease payment as income over the lease term, generally on a straight-line basis.

Impact of the new standard

The most significant impact of the new standard is reflected in: (i) the recognition of lease assets and liabilities on the Company’s balance sheet for its operating leases of real estate and vehicles net of prepaid lease expenses and cease use liabilities, and (ii) the requirement to provide significant new disclosures regarding the Company’s leasing activities and to enable users of financial statements to assess the amount and timing of cash flows arising from leases. However, the adoption of this standard did not have a material impact on the Company’s consolidated statements of operations and consolidated statements of cash flows.

Effects of the initial application of the new standard on the Company’s consolidated balance sheet as of February 1, 2019:

	Balance at February 1, 2019 based on ASC 842	Balance at February 1, 2019 as reported based on previous GAAP	Effect of change
Operating lease Right of use asset	$48,145	—	$48,145
Prepaid expense	—	$151	(151)
Accounts payables and accrued expenses	—	(1,323)	(1,323)
Other long-term liabilities	—	(1,674)	(1,674)
Operating lease liability short-term	(9,056)	—	(9,056)
Operating lease liability long-term	(38,938)	—	(38,938)

November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash. The amendments in this update require that a statement of cash flows explain the changes during the period in total cash, cash equivalents, and the amounts generally described as restricted cash or cash equivalents. Therefore, amounts of restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update should be applied retrospectively for each period presented. On February 1, 2018, the Company adopted this guidance retrospectively in its consolidated financial statements and adjusted its disclosure accordingly.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

New Accounting Pronouncements Not Yet Effective

In June 2016, the FASB issued Accounting Standards Update (“ASU”) “Financial Instruments- Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. The standard replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Company expects to adopt the guidance as of February 1, 2020. The Company has analyzed the impact of its financial instruments that are within the scope of this guidance, primarily receivables and costs and estimated earnings in excess of billings on uncompleted contracts, and believes that the cumulative adjustment to accumulated earnings (deficit) will have an immaterial effect on its consolidated financial statements.

In January 2017, the FASB issued an ASU related to Simplifying the Test for Goodwill Impairment. The ASU simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the ASU, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognize an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The Company will adopt the ASU for annual or interim goodwill impairment tests performed in fiscal years beginning after February 1, 2020. Upon the Company’s adoption of the ASU, it will eliminate Step 2 of future goodwill impairment tests.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires customers in a hosting arrangement that is a service contract to follow existing internal-use software guidance to determine which implementation costs to capitalize and which costs to expense. This standard is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is planning to adopt this guidance prospectively to eligible costs incurred on or after February 1, 2020 and, given current practices, do not expect any material change.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019- 12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The standard is effective for annual periods beginning after December 15, 2020 and interim periods within. The Company does not anticipate ASU 2019-12 will have a material impact on its consolidated financial statements.

3. Revenues

Adoption of ASC Topic 606, “Revenue from Contracts with Customers”

In May 2014, the FASB issued ASU 2014-09 guidance on revenue from contracts with customers (ASC 606) that supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

On February 1, 2018, the Company adopted the standard using the modified retrospective method of adoption with the cumulative impact of the adoption recognized in accumulated earnings (deficit) as of February 1, 2018.

The most significant impact of the standard relates to the Company’s accounting for software license revenue, as VSOE of fair value of the elements provided is no longer required to be separately accounted for in a software licensing arrangement. Under the previous standard, the Company deferred revenue for certain software arrangements due to the absence of VSOE of fair value for all or a portion of the deliverables. Under the new standard, the Company is no longer required to have VSOE of fair value in order to account for elements in an arrangement as separate units of accounting. As such, the Company records revenue upon satisfaction of each performance obligation.

Additionally, extended payment terms beyond the Company’s customary practices will no longer require the deferral of revenue recognition and the Company is now required to estimate the expected consideration.

As a result of the above, the Company recorded an increase, net of tax, to accumulated earnings (deficit) of $10,841.

Disaggregation of Revenue

The following table provides information about disaggregated revenue for the years ended January 31, 2020 and 2019:

	Year Ended January 31, 2020		Year Ended January 31, 2019
	2020	% of Total Revenue	2019	% of Total Revenue
Revenue by type:
Products	$330,880	77%	$287,916	73%
Post-contract support	96,564	23%	105,193	27%

Total revenue	427,444	100%	$393,109	100%

Revenue by geographic area:
Americas	$230,188	54%	$265,955	68%
Europe, Middle East and Africa	79,834	19%	85,190	21%
Asia-Pacific	117,422	27%	41,964	11%

Total revenue	$427,444	100%	$393,109	100%

Contract Balances

	January 31, 2020	January 31, 2019
Receivables	$124,628	$133,747
Contract assets	13,328	8,662
Contract liabilities	140,099	112,979

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The Company receives payments from customers based upon contractual billing schedules and/or milestones, and accounts receivable is recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that have transferred to a customer when that right is subject to a condition other than the passage of time.

Contract liabilities (i.e., deferred revenue) represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. The increase in the contract liability balance for the years ended January 31, 2020 and 2019 is primarily attributable to cash payments received in advance of satisfying the performance obligations, offset by $73,836 and $102,000 of revenues recognized that were included in the contract liability balance as of February 1, 2019 and 2018, respectively.

Remaining Performance Obligations

The majority of the Company’s arrangements are for periods of up to three years, with a significant portion being one year or less. The Company had $322,517 of remaining performance obligations as of January 31, 2020 and it currently expects to recognize approximately 60% over the next twelve months.

Assets Recognized from Costs to Obtain or Fulfill a Contract

The Company recognizes an asset for its sales commission costs to obtain a contract. The asset is amortized on a systematic basis over the expected customer relationship period, consistent with the pattern of recognition of the associated revenue. For the fiscal years ended January 31, 2020 and 2019 these costs were immaterial.

The Company applies the practical expedient according to which it recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less.

4. Acquisitions

Mitel Mobile Acquisition

On February 28, 2017, the Company completed its acquisition of Mitel Mobile with total consideration transferred to Mitel Networks Corporation being $387,169.

The acquisition included certain equity interests in Sierra Private Investments L.P. (the “Sierra Units”). The Sierra Units represent a right to participate in future distributions of Sierra Private Investments on a pro rata basis with other equity holders of Sierra Private Investments, but that right to participate is only effective after certain equity holders of Sierra Private Investments have received distributions equivalent to a 8.5% internal rate of return on their invested capital and is subject to a cap on distributions of $125,000.

On January 28, 2020, Sierra Private Investments L.P., repurchased from Mitel Networks Corporation the Sierra Units for an amount of $15,000. See also Note 18, Related party transactions.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

5. Inventories

Inventories consist of the following:

	January 31,
	2020	2019
Raw materials	$3,571	$7,345
Finished goods	10,846	11,886

Total inventories	$14,417	$19,231

During the fiscal years ended January 31, 2020 and 2019, the Company wrote-down inventory of $1,659 and $882, respectively, primarily due to slow moving spare parts inventory items.

6. Property and Equipment, net

Property and equipment, net consists of:

	January 31,
	2020	2019
Lab equipment	$83,362	$79,518
Technology equipment	50,003	38,788
Software	10,481	12,500
Leasehold improvements	28,223	22,818
Furniture and fixtures	5,327	6,017

	177,396	159,641
Less accumulated depreciation and amortization	(133,128)	(118,427)

Total	$44,268	$41,214

Depreciation and amortization expense of property and equipment was $15,072 and $13,739 for the fiscal years ended January 31, 2020 and 2019, respectively. The Company also wrote off and disposed of undepreciated assets, net of $7 and $349 for the fiscal years ended January 31, 2020 and 2019, respectively, recorded in Selling, general and administrative expenses in the consolidated statements of operations.

7. Goodwill

There were no changes in the carrying amount of goodwill for the fiscal years ended January 31, 2020 and 2019.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

8. Intangible Assets, Net

Intangible assets as of January 31, 2020 and 2019 are as follows:

		January 31,
	Useful Life	2020	2019
Gross carrying amount:
Acquired technology	7, 10 years	$186,131	$186,131
Customer relationships	10, 14 years	363,533	363,533
Backlog	5 years	20,615	20,615
Trade name	5, 10 years	18,126	18,126

Total intangible assets		$588,405	$588,405

Accumulated amortization:
Acquired technology		(73,059)	(50,576)
Customer relationships		(94,450)	(65,500)
Backlog		(17,800)	(13,902)
Trade name		(8,472)	(5,863)

Total accumulated amortization		(193,781)	(135,841)

Total intangible assets, net		$394,624	$452,564

Amortization of intangible assets was $57,940 and $60,466 for the fiscal years ended January 31, 2020 and 2019, respectively. The Company did not record an impairment charge related to finite-lived intangible assets for any of the periods presented.

Estimated future amortization expense on finite-lived acquisition-related assets for each of the succeeding fiscal years is as follows:

Fiscal Years Ending January 31,
2021	$55,408
2022	54,694
2023	52,533
2024	45,901
2025	39,477
Thereafter	146,611

Total	$394,624

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	January 31,
	2020	2019
Accrued compensation and benefits	$29,059	$23,663
Accounts payable	35,540	53,164
Accrued legal, audit and professional fees	2,057	2,832
Accrued taxes other than income taxes	23,588	36,974
Accrued commissions	1,390	2,228
Accrued outside services-contractors	8,911	6,210
Accrued restructuring and other	381	16,479
Accrued travel and entertainment	966	1,030
Accrued settlement agreements	47,005	1,563
Accrued costs of goods sold	6,070	8,269
Other accrued expenses	14,632	10,558

Total	$169,599	$162,970

The change in accrued settlement agreements is primarily due to the reclassification from long-term contingencies as result of the settlement of certain litigation matters that occurred during the fiscal year ended January 31, 2020. See note 20 for further information.

As of January 31, 2020, the Company has no short-term borrowings other than the current portion of the long-term loan as described in Note 11, Debt.

10. Restructuring and Other

The Company reviews its business, manages costs and aligns resources with market demand and in conjunction with various acquisitions. The Company has developed and implemented restructuring initiatives to improve efficiencies across the organization, reduce operating expenses and better align its resources to market conditions. Restructuring expenses are recorded within restructuring and other in the consolidated statements of operations and comprehensive income (loss).

Restructuring Initiatives

During the fiscal year ended January 31, 2020, the Company substantially finalized implementing prior years’ initiatives, which included a reduction in the workforce of approximately 50 employees.

During the fiscal year ended January 31, 2019, in connection with the acquisition of Mitel Mobile, the Company continued to implement certain initiatives to align operating costs and expenses given the synergies of the two companies and the focus on the Mavenir structure and its new technological products. The restructuring of operations included a reduction in the workforce of approximately 200 employees, of which 140 are from Israel as well as costs incurred in connection with the reduction in facilities.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

Restructuring Rollforward

The following table represents a rollforward of the restructuring and other activities from prior restructuring activities and as noted from the initiative above:

	Severance- Related	Facilities and other – Related	Total
February 1, 2018	$9,955	$3,760	$13,715

Expenses	28,275	971	29,246
Change in assumptions	(659)	324	(335)
Translation adjustments and other	40	(30)	10
Paid or utilized	(22,469)	(2,015)	(24,484)

January 31, 2019	$15,142	$3,010	$18,152

Expenses	4,065	4,925	8,990
Change in assumptions	(71)	(362)	(433)
Translation adjustments and other	70	6	76
Paid or utilized	(18,825)	(2,240)	(21,065)

January 31, 2020	$381	$5,339	$5,720

The remaining severance payments are expected to be paid by the fiscal year ending January 31, 2021. The remaining facilities-related costs accrued under the plans are expected to be paid by the fiscal year ending January 31, 2025.

11. Debt

2018 Credit Agreement

On May 8, 2018, the Company refinanced its Financing Agreement as further described below. All outstanding principal, interest and fee amounts (including premiums) under the Senior Credit Facilities were repaid and the Financing Agreement governing such facilities was terminated. Simultaneously therewith, Mavenir Systems, Inc. (“MSI”), a 100% subsidiary held by the Company, entered into a Credit Agreement dated as of May 8, 2018 (the “2018 Credit Agreement”) by and among MSI, as borrower, the Company, as guarantor, the lenders from time to time party thereto and Goldman Sachs Lending Partners LLC, as administrative agent.

The 2018 Credit Agreement provides for senior credit facilities in an aggregate principal amount of $610,000, comprised of (i) a five-year, $60,000 revolving credit facility (the “Revolving Credit Facility”, and the loans thereunder, the “RCF Loans”), which was undrawn at closing, and (ii) a seven-year, $550,000 term loan facility, which was fully drawn on May 8, 2018 (the “2018 Term Loans” and together with the Revolving Credit Facility, the “2018 Credit Facilities”). The Revolving Credit Facility provides for a $20,000 letter of credit sub-facility and a swingline sub-facility of $12,000.

The 2018 Term Loans have a maturity of seven years. Commencing on July 31, 2018, the 2018 Term Loans will amortize in equal quarterly installments in an amount equal to 1% per annum of the original amount of the 2018 Term Loans, with a balloon payment at maturity. Accordingly, the 2018 Term Loans require principal payments in equal installments of $1,375 at the end of each fiscal quarter with the final maturity date scheduled to be May 8, 2025 for the 2018 Term Loans and May 8, 2023 for the RCF Loans.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The obligations of MSI under the 2018 Credit Facilities are unconditionally guaranteed, jointly and severally, by the Company and certain of its U.S. subsidiaries. The 2018 Credit Facilities and the related guarantees are subject to pledge on a first-priority basis (subject to certain liens permitted under the 2018 Credit Agreement) by a lien on substantially all of the property and assets of MSI and the guarantors, including all of the capital stock held by such guarantors (subject to a 65% limitation on pledges of voting capital stock of certain foreign subsidiaries), subject to certain exceptions.

The 2018 Term Loans bear interest, at MSI’s option, at either LIBOR plus 6.00% or a reference rate plus 5.00%. The RCF Loans bear interest, at MSI’s option, at either LIBOR plus 5.75% or a reference rate plus 4.75%, subject to a downward adjustment based the Company’s leverage ratio. The 2018 Term Loans are subject to a prepayment premium in the amount of 2% thereof or 1% thereof, as applicable, in the event and only in the event that during the first two years following closing date, the 2018 Term Loans are amended or refinanced, in each case, with debt that has an all-in yield that is less than the all-in yield applicable to the 2018 Term Loans (subject to exceptions for repayments or amendments for a qualifying IPO, change or control and certain material acquisitions).

Subject to certain conditions and exceptions (and to the extent applicable, the prepayment premium described above), MSI is permitted to make voluntary prepayments of the 2018 Term Loans and RCF Loans and to reduce the commitments under the Revolving Credit Facility at any time and from time to time. Additionally, MSI is required to make certain mandatory prepayments on specified non-ordinary course events such as an asset sale or a recovery event (as defined), not including an IPO event.

The 2018 Credit Agreement requires the Company not to exceed a 7.25:1.00 first lien leverage ratio, but only to the extent that more than 35% of the Revolving Credit Facility is outstanding on the last day of a fiscal quarter. Such financial covenant is only for the benefit of the lenders under the Revolving Credit Facility (who have the sole and exclusive right to amend or waive compliance with such financial covenant), and the 2018 Term Loans do not cross-default if such financial covenant is breached unless the lenders under the Revolving Credit Facility terminate the Revolving Credit Facility or accelerate the loans thereunder. The 2018 Credit Agreement contains customary equity cure rights, whereby additional equity may be contributed to MSI and treated as additional EBITDA (as defined in the 2018 Credit Agreement) for purposes of calculating compliance with the financial covenant. The 2018 Credit Agreement also contains customary events of default, representations and warranties, affirmative covenants and certain restrictive covenants, including, limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments with respect to equity, prepayments of certain debt and changes in line of business.

The Company paid $8,949 with respect to the extinguishment of the Financing Agreement (as defined below) and capitalized $22,037 issuance costs with respect to the 2018 Credit Agreement. Debt issuance costs attributable to the 2018 Credit Agreement are amortized as interest expense over the contractual term of the Credit Agreement using the effective interest rate.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

Aggregate debt maturities for each of the succeeding fiscal years are as follows:

Fiscal Years Ending January 31,
2021	$5,500
2022	5,500
2023	5,500
2024	5,500
2025 and thereafter	518,375

Total	540,375
Less: amortized debt issuance costs	(16,589)

Total	$523,786

The Credit Agreement’s effective interest rate for the fiscal years ended January 31, 2020 and 2019 was 9.06% and 8.97%, respectively.

The fair value of the Credit Agreement approximates its carrying amount since it bears interest at rates close to prevailing market rates. Such fair value is categorized under level 3.

The RCF bears interest of LIBOR plus 5.75%. As of January 31, 2020, the Company withdrew and repaid $70,000 of the RCF.

Financing Agreement—Senior Credit Facilities (through May 8, 2018)

On August 19, 2016, the Company entered into a financing agreement (the “Financing Agreement”) as the United States borrower (in such capacity, the “U.S. Borrower”); Mavenir Private Holdings, as the United Kingdom borrower (in such capacity, the “U.K. Borrower” and together with the U.S. Borrower, the “Borrowers”); Mavenir Private Holdings I Ltd., the sole shareholder of Mavenir Private Holdings; Mavenir Private Holdings III LLC (“Holdings III”), a wholly owned subsidiary of Mavenir Private Holdings, and certain of Mavenir Private Holdings’ subsidiaries, as guarantors; various lenders from time to time party thereto; and Cerberus Business Finance, LLC, as the administrative agent and collateral agent.

The Financing Agreement provided for senior credit facilities (the “Senior Credit Facilities”) in the aggregate amount of $367,000, comprised of (i) a $136,800 United Kingdom term loan (the “U.K. Term Loan”), (ii) a $205,200 United States term loan (the “U.S. Term Loan” and together with the U.K. Term Loan, the “Term Loans”), (iii) a $10,000 United Kingdom revolving loan commitment (the “U.K. Revolving Loan Commitment”) and (iv) a $15,000 United States revolving loan commitment (the “U.S. Revolving Loan Commitment” and together with the U.K. Revolving Loan Commitment, the “Revolving Loan Commitments”; the aggregate outstanding borrowings under the Revolving Loan Commitments shall be referred to as the “Revolving Loans”). The Borrowers are required to pay an unused line fee of 0.50% per annum, payable on a quarterly basis in arrears, based on the excess of the Revolving Loan Commitments over the average balance of the Revolving Loans during the applicable quarter.

The Term Loans have a maturity of six years. Commencing on October 31, 2016, the Term Loans amortize in equal quarterly installments in an amount equal to 1% per annum of the original amount of the Term Loans, with a balloon payment at maturity. Accordingly, the U.K. Term Loan requires principal payments in equal installments of $342 and the U.S. Term Loan requires payments

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

in equal installments of $513, in each case, at the end of each fiscal quarter. Unless declared due and payable pursuant to the terms of the Financing Agreement prior to such date, the final maturity date is August 19, 2022 for the Term Loans and August 19, 2021 for the Revolving Loans.

The obligations of the Borrowers under the Senior Credit Facilities are unconditionally guaranteed, jointly and severally, by certain of the U.K. Borrower’s subsidiaries. The Senior Credit Facilities and related guarantees are subject to a pledge on a first-priority basis (subject to certain liens permitted under the Financing Agreement) by a lien on substantially all of the property and assets of the Borrowers and the guarantors, including all of the capital stock held by such obligors (subject to a 65% limitation on pledges of voting capital stock of certain foreign subsidiaries), subject to certain exceptions.

Interest on all loans under the Senior Credit Facilities is payable either quarterly or at the expiration of any applicable LIBOR interest period, as applicable, upon prepayment and at maturity. Borrowings under the Financing Agreement accrue interest at a per annum rate equal to, at the Borrowers’ option, a reference rate plus 7.50% or a LIBOR rate plus 8.50%. The loans are also subject to a 1.0% interest rate floor.

Subject to certain exceptions, the Borrowers are required to make certain mandatory prepayments on borrowings under the Senior Credit Facilities as follows: (1) with 100% of the net cash proceeds the Company receives from the incurrence of debt obligations other than debt obligations otherwise permitted under the Financing Agreement, (2) with 100% of the net cash proceeds that the Company receives from specified non-ordinary course asset sales or as a result of casualty or condemnation events, in each case in excess of $1,000 per transaction and up to $10,000 in the aggregate in any fiscal year, subject to reinvestment provisions, (3) with 50% of the excess cash flow of the Company for each fiscal year after closing (limited in the fiscal year following closing to the first day of the first month following closing), (4) with 100% of the net cash proceeds from the exercise of any “equity cure” with respect to the financial covenants contained in the Financing Agreement, (5) with 100% or 50%, as applicable, of certain “extraordinary receipts” outside the ordinary course of business and (6) with the amount necessary to reduce to zero (to the extent it is positive) the excess of the Revolving Loans over the Revolving Loan Commitments.

The Financing Agreement required the Company to maintain certain financial covenants. The Financing Agreement also contained customary “equity cure” rights, whereby additional equity may be contributed to the Company and treated as additional EBITDA (as defined in the Financing Agreement) or liquidity, as applicable, for purposes of calculating compliance with the financial covenants.

On February 28, 2017, in connection with the acquisition of Mitel Mobile, the Company entered into an amendment to the Financing Agreement, and increased the U.S. Term Loan by an additional $125,000. Other key changes include the increase of the per annum interest rate to, at the Borrowers’ option, a reference rate plus 9.50% or a LIBOR rate plus 10.50% (of which 1.00% is to be capitalized and added to the then outstanding principal amount- “PIK”) and the increase in the quarterly principal payments on the U.S. Term Loan to $826. In addition, the financial covenants were revised as part of the amendment and the Revolving Loan Commitments were terminated.

Mavenir Ltd. Line of Credit

As of January 31, 2020 and 2019, Mavenir Ltd., the Company’s wholly-owned Israeli subsidiary, had a $6,000 and $6,000, respectively, line of credit with a bank to be used for various performance

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. This line of credit is not available for borrowings. The line of credit bears a fix interest rate of 1.8% and is subject to renewal on an annual basis. Mavenir Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts utilized under the line of credit. As of January 31, 2020, and 2019, Mavenir Ltd. had utilized $5,905 and $5,743, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

Other than Mavenir Ltd.’s requirement to maintain cash balances with the banks as discussed above, the lines of credit have no financial covenants. These cash balances required to be maintained with the banks are classified as “Restricted cash and bank deposits” and “Long-term restricted cash” included within the consolidated balance sheets as of January 31, 2020 and 2019.

12. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company has no financial assets or liabilities that are carried at fair value on a recurring basis.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

The Company measures certain assets and liabilities at fair value on a nonrecurring basis. The Company measures non-financial assets, classified within Level 3 of the fair value hierarchy, including goodwill, intangible assets and property and equipment, at fair value when there is an impairment. These assets are recorded at fair value only when an impairment expense is recognized. The Company has elected not to apply the fair value option for non-financial assets and non-financial liabilities.

As of January 31, 2020, the carrying amounts of cash equivalents, restricted cash, accounts receivable, the related party receivable, accounts payable, and long-term debt are reasonable estimates of their fair value.

13. Other Long-term Liabilities

Other long-term liabilities consisted of the following:

	January 31
	2020	2019
Liability for severance pay	$4,705	$3,332
Tax contingencies	22,142	21,060
Long-term contingencies	28,899	80,426
Other long-term liabilities	2,287	3,660

Total	$58,033	$108,478

Under Israeli law, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

termination. The Company is relieved from any severance pay liability with respect to deposits made on behalf of each such employee. As such, this severance plan is only defined by the monthly contributions made by the Company, the liability accrued in respect of these employees and the amounts funded are not reflected in the Company’s balance sheets.

14. Equity

On December 16, 2019, Silver Rock Financial LP invested $125,000 in Mavenir Group Holdings Limited (“MGH”), which directly owns 100% of the Company.

Upon the receipt of the funds, MGH contributed the $125,000 to the Company in exchange for one ordinary share issuance in the Company. In addition, after January 31, 2020, Silver Rock Financial LP and other investors invested an additional $25,000 in MGH, which was contributed immediately to the Company.

15. Long-term Incentive Plan

During the years ended January 31, 2020 and 2019, the Company offered its key employees a long-term incentive plan (the “Plan”) with a right to participate in the equity value creation of the Company in the form of Incentive Rights (“IRs”). The number of IRs reserved for issuance under this Plan is 64,549,000.

Vested IRs are entitled to participate from a Liquidity Event in a portion of the net cash proceeds in excess of the strike price, which is initially set as the amount of invested capital by the holders of units in Sierra Private Investments L.P. (the “Parent Members”), including Siris Capital Group, LLC, and is based on a certain return to the Parent Members. The Plan can be settled in shares, cash or a combination of the two. The value upon distribution is also impacted by the Parent Members’ return on investment.

70% of the IRs are subject to a time-based graded vesting of a period of 3 years and, subject to the participant’s continued employment through each vesting date, can only become payable, to the extent vested, upon a Liquidity Event, provided that such IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. 30% of the IRs shall become vested on the first anniversary of a Sale Event, subject to the participant’s continued employment through such date, provided that certain IRs become fully vested upon a termination of the participant’s employment by the Company without cause (as defined in the Plan) at any time during the one-year period following a Sale Event. A Liquidity Event refers to a distribution (other than a tax distribution) to the Parent Members, including a Sale Event. A Sale Event includes a change in control of the Company as well the sale of substantially all of the Company’s assets. If a Sale Event has not occurred prior to the seventh anniversary as of February 28, 2017, then the Plan and all IRs granted shall be terminated. Compensation cost will be recognized over the service period once the satisfaction of the performance condition is probable.

The unrecognized compensation cost is approximately $8,706 and $3,514 as of January 31, 2020 and 2019, respectively. Since a Liquidity Event has not occurred as of January 31, 2020, there are no vested IRs. Further, as of January 31, 2020 a Liquidity Event is not probable and as such no compensation has been recorded during the years ended January 31, 2020 and 2019.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

An option pricing model was used to calculate the fair value as of January 31, 2020 to arrive at the unrecognized compensation taking into consideration the conditions noted above. The key assumptions used in calculating the fair value were the following: risk-free interest rate of 2.33%; expected volatility of 50%; dividend rate of 0%; and the assumption of an expected time for a Liquidity or Sale Event of 2 years.

The following table summarizes information about the IRs at January 31, 2020 and 2019 (IRs in thousands):

	Year Ended January 31,
	2020		2019
	IRs	Weighted Average Exercise Price (in millions)	IRs	Weighted Average Exercise Price (in millions)
Outstanding at beginning of year	57,394	$762.4	52,434	$743.7
Granted	6,550	1,036.3	5,300	946.5
Forfeited	(1,698)	743.7	(340)	743.7

Outstanding at end of year	62,246	$791.8	57,394	$762.0

16. Income Taxes

Income before income taxes for the years was as follows:

	Fiscal year ended January 31,
	2020	2019
United States	$(47,571)	$(56,280)
Foreign	(8,659)	(18,571)
United Kingdom (Domestic)	(21,316)	(21,852)

The components of income tax expense for the years were as follows:

	Fiscal year ended January 31,
	2020	2019
Current
U.S. Federal	$(1,843)	$628
U.S. State	289	503
United Kingdom (Domestic)	1,157	1,846
Foreign	5,950	2,681
Deferred
U.S. Federal	2,200	(3,755)
U.S. State	—	(59)
United Kingdom (Domestic)	(8,916)	(271)
Foreign	4,660	(1,050)

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

A reconciliation of the statutory federal income tax rate and the effective tax rate for the years is set forth below:

	Fiscal year ended January 31,
	2020	2019
UK statutory rate	19.00%	19.00%
State income taxes, net of federal benefit	0.43	(1.55)
Valuation allowance	1.68	(17.67)
Foreign rate differential	2.58	3.97
US tax effects of foreign operations	(2.09)	(1.40)
Tax contingencies	(12.45)	(0.22)
Non-deductible expenses	(2.50)	(0.46)
Tax impact of restructuring	(0.53)	(0.04)
Non-deductible transaction costs	(1.74)	(0.05)
Foreign exchange	(1.72)	0.09
Withholding tax, net of credits	(1.60)	(0.22)
Other	(5.58)	(1.99)

Effective income tax rate	(4.52)	(0.54)

The (benefit)/ expense for income taxes consists of the following:

	Fiscal year ended January 31,
	2020	2019
Current income tax (benefit) expense	$5,553	$5,658
Deferred income tax (benefit) expense	(2,056)	(5,135)

Total income tax (benefit) expense	$3,497	$523

In the March 2020 U.K. Budget, the rate change from 19% to 17% with effect from April 1, 2020 was announced as to be cancelled. UK deferred tax balances at January 31, 2020 have been measured at the enacted 17% rate. The impact of cancelling the rate change is not expected to be material and will be reflected in the period of enactment (period ended January 31, 2021).

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows:

	January 31,
	2020	2019
Deferred tax assets:
Deferred revenue and deferred costs, net	$2,847	$11,414
Loss carryforwards	284,170	290,201
Accrued compensation	3,432	2,169
Tax credits	40,889	49,922
Property and equipment, net	1,430	2,246
ASC842—Lease Liability	11,597	—
Restricted Interest Deductions	15,673	7,342
Other	19,669	19,892

Total deferred tax assets	$379,707	$383,186
Deferred tax liabilities:
Other intangibles	$(83,959)	$(99,731)
ASC842—Right of Use asset	(9,973)	—
Research and Development Expenses	(8,151)	—

Total deferred tax liabilities	(102,083)	(99,731)
Valuation allowance	(299,587)	(307,050)

Net deferred income tax liability	(21,963)	(23,595)

Recognized as:
Noncurrent deferred income tax assets	8,639	16,343
Noncurrent deferred income tax liabilities	(30,602)	(39,938)

Total	$(21,963)	$(23,595)

Taxes have not been recorded on permanently reinvested earnings of certain subsidiaries aggregating $665,224 and $374,700, respectively, as of January 31, 2020 and 2019, as the Company has the ability and intent to indefinitely prevent the outside basis difference from reversing with a tax consequence. Determination of the amount of unrecognized deferred tax liability on unremitted earnings is not practicable because of the complexities of the hypothetical calculation.

The Company has net operating loss carryforwards (“NOLs”) for tax purposes and other deferred tax benefits that are available to offset future taxable income.

The Company’s gross NOLs for tax return purposes are as follows:

	January 31,
	2020	2019
U.S. Federal NOLs	$616,631	$569,761
U.S. State NOLs	353,626	368,832
Non-U.S. NOLs	817,592	914,669

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The U.S. federal NOL carry forwards expire in various years ending from January 31, 2021 to January 31, 2038. The Tax Cuts and Jobs Act (“U.S. Tax Reform Act”) changed the landscape of corporate net operating losses effective for the tax year ending January 31, 2019. The federal NOL generated in the current period of $41,901 will have an indefinite carryforward period and only be allowed to offset 80% of taxable income in taxable periods beginning on or after January 1, 2021. All NOLs generated in tax years ending on or prior to December 31, 2018 remain subject to the 20-year carryforward period. The U.S. state NOL carry forwards expire in various years ending from January 31, 2021 to January 31, 2040. At January 31, 2020, all but $41,901 of the non-U.S. NOLs have indefinite carry forward periods. The US subgroup utilized net operating losses for the period ending January 31, 2019. The table above reflects gross NOLs for tax return basis which are different from financial statement NOLs, primarily due to different tax and accounting timing and treatments of underlying items and due to the reduction of the financial statement NOLs under the FASB’s guidance on accounting for uncertainty in income taxes. The Company has U.S. federal, state and non-U.S. tax credit carryforwards of approximately $40,889 as of January 31, 2020. The utilization of these carryforwards is subject to limitations. The federal AMT credit of $2,900 has no expiration date and is now a refundable credit under the U.S. Tax Reform Act. As of January 31, 2020, $2,200 of the credit is currently refundable, with the remaining amount refundable over the next two tax periods ending January 31, 2021 and January 31, 2022. Under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act passed March 27, 2020 the remaining amount has become immediately refundable. No other material impact is expected from the passing of the CARES Act. The non-U.S. foreign tax credit carryforwards expire in various years ending from January 31, 2021 to 2030.

The table set forth below provides a tabular roll forward of the gross uncertain tax positions for the fiscal years ended January 31, 2020 and 2019 as follows:

Beginning balance February 1, 2018	$96,471
Increases due to acquisitions	809
Increases related to tax positions taken in prior years	449
Reductions resulting from lapse in statute of limitations	(2,015)
Increases (decreases) related to foreign currency exchange rate fluctuations	(1,469)

Ending balance January 31, 2019	94,245
Increases related to tax positions taken in prior years	4,205
Increases related to tax positions in current year	3,832
Reductions resulting from lapse in statute of limitations	(1,273)
Increases (decreases) related to foreign currency exchange rate fluctuations	(484)

Ending balance January 31, 2020	$100,525

Of the unrecognized tax benefits set out above, $17,995 and $11,500, for January 31, 2020 and 2019, respectively, represent the amounts that, if recognized, may impact the effective income tax rate in future periods.

As of January 31, 2020 and 2019, the Company had accrued an additional $12,378 and $10,000, respectively, for interest and penalties on uncertain tax positions.

The Company estimates that it is reasonably possible that the balance of unrecognized tax benefits as of January 31, 2020 may decrease by approximately $5,693 in the next twelve months, as a result of the lapse of statutes of limitation and settlements with tax authorities.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The significant tax jurisdictions in which the Company is currently under examination by tax authorities include US, Brazil, India, Indonesia and United Kingdom. The Company anticipates that it is reasonably possible that new tax matters could be raised by tax authorities that may require increases or decreases to the balance of unrecognized tax benefits; however, an estimate of such increases or decreases cannot be made.

The Company regularly assesses the adequacy of its provisions for income tax contingencies in accordance with the FASB’s guidance. As a result, the Company may adjust the liabilities for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitations.

The Company files income tax returns in the U.K. and non-U.K. tax jurisdictions. As of January 31, 2020, the Company has open tax years which can be subject to tax audit (and in some cases are under tax audit) in the following major jurisdictions:

Jurisdiction	Tax Years Ended
India	March 31, 2002—March 31, 2008; March 31, 2013-March 31, 2019
Indonesia	December 31, 2012—December 31, 2019
United States	January 31, 2000—January 31, 2020; January 31, 2013 & 2016 closed
Israel	January 31, 2016—January 31, 2020
United Kingdom	December 31, 2006—January 31, 2020
France	January 31, 2009—January 31, 2020
Brazil	December 31, 2015—December 31, 2019
The Netherlands	December 31, 2014—December 31, 2019
Various U.S. States	January 31, 2000—January 31, 2020

The Company maintains valuation allowances in jurisdictions where it is more-likely-than-not that all or a portion of a deferred tax asset may not be realized. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, reversal of existing taxable temporary differences, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. Changes in valuation allowances are included in the Company’s tax provision in the period of change except for items related to additional paid-in capital. During the fiscal year ended January 31, 2019, the Company recorded an increase of $15,350 primarily related to net operating losses as a result of operations. $4,105 of this movement was released as a result of currency translation adjustments and $2,300 charged to retained earnings as a result of ASC606 adoption.

During the fiscal year ended January 31, 2020, the Company recorded an overall release of $7,463 primarily related to increases in valuation allowances on net operating losses as a result of operations offset by the release of valuation allowances that have historically been applied to deferred tax assets within the U.K. As a result of recent legislation relevant to the U.K., additional deferred tax assets (net of valuation allowances and uncertain tax positions) of $6,744 have been benefited in the territory. The U.K. remains in a net deferred tax liability position due to deferred tax liabilities on intangible assets. $6,160 of the movement in valuation allowances in the year were released as a result of currency translations and liquidation of entities with tax attributes.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The Company’s rollforward of the valuation allowance is as follows:

	Balance at Beginning of Fiscal Year	Additions (Charged) Credited to Expenses	Other	Balance at End of Fiscal Year
Valuation allowance on deferred tax assets:
Fiscal year ended January 31, 2019	$(291,700)	$(17,155)	$1,805	$(307,050)
Fiscal year ended January 31, 2020	(307,050)	1,303	6,160	(299,587)

As a result of the U.S. Tax Reform Act, in earlier periods the Company was required to revalue deferred tax assets and liabilities taking into account the reduced federal tax rate of 21%. This revaluation resulted in no impact on the income tax provision due to changes in offsetting valuation allowances. The Company did recognize approximately $2,900 of tax benefit associated with AMT credit carry forwards that are now refundable under the new tax law. This benefit and the corresponding asset have been recorded as a component of deferred taxes. In the prior year, the Company completed preliminary computations of the impact of the one-time transition Toll Charge on foreign earnings which concluded there was no tax impact. No material changes have been identified to these calculations during the fiscal year ended January 31, 2020.

17. Supplemental Cash Flow Information

The following represents non-cash investing and financing activities and supplemental information to the consolidated statements of cash flows:

	Fiscal year ended January 31,
	2020	2019
Accrued but unpaid purchases of property and equipment	$3,348	$478
Inventory transfers to property and equipment	2,133	1,149
Cash paid for interest	39,776	62,200
Cash paid for income taxes net of refunds	4,117	3,203

18. Related Party Transactions

The Company, Sierra Private Investments L.P. and Siris Capital Group, LLC (“Siris”), and certain Siris members of our Board of Directors have entered into management and professional agreements pursuant to which general advisory and management services are provided to the Company with respect to operational matters. Upon IPO or exit event, this agreement lapses. In addition, the Company entered into employment agreements with its Chief Executive Officer, who also serves as a director, and with its former Chief Financial Officer.

For the fiscal years ended January 31, 2020 and 2019 management, general advisory, consulting and compensation expenses to Siris, the Siris directors and the employee directors were $2,168 and $2,597, respectively, and are recorded in Selling, general and administrative expenses in the consolidated statement of operations and comprehensive income (loss).

For the fiscal years ended January 31, 2020 and 2019, the Company entered into a purchase agreement with PGI, a portfolio company of Siris, for purchases in the amount of $75 and $164, respectively. As of January 31, 2020 and 2019, the Company has an accounts payable balance to PGI of $24 and $29, respectively.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

In addition, the Company entered into sales agreements with TNS and PGI, portfolio companies of Siris. For the fiscal year ended January 31, 2020, the Company recorded revenue from TNS and PGI of $176 and $0, respectively, there was no accounts receivable balance for TNS and PGI as of January 31, 2020.

For the fiscal year ended January 31, 2019, the Company recorded revenue from TNS and PGI of $441 and $750, respectively, and an accounts receivable balance of $26 for TNS as of January 31, 2019.

On January 28, 2020, the Company signed a loan agreement with Sierra Private Investments L.P. as part of the repurchase of the Sierra Units by Sierra Private Investments L.P. According to the agreement, the Company loaned Sierra Private Investments L.P. $15,000 that shall be repaid in May 2026 and bears annual interest of 9.91%.

19. Leases

The components of the lease cost in for the fiscal year ended January 31, 2020 were as follows:

Fiscal year ended January 31, 2020
Operating lease cost:
Fixed payment and variable payments that depend on an index or rate	13,305
Short-term lease cost	578
Total operating lease cost	13,883

Supplemental cash flow information related to operating leases for the fiscal year ended January 31, 2020 was as follows:

Fiscal year ended January 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	13,415
Right-of-use assets obtained in exchange for new operating lease liabilities	5,875

January 31, 2020
Weighted average remaining operating lease term	5.40
Weighted average discount rate operating lease	7.19%

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

Future minimum lease payments of the operating lease liabilities as of January 31, 2020 were as follows:

Fiscal Years Ending January 31,	Lease Commitments	Subleases
2021	$11,870	$2,930
2022	9,931	2,345
2023	9,589	1,989
2024	9,103	1,871
2025	7,856	1,542
After 2026	7,743	—
Total operating lease payments	56,092	10,677
Less:
Imputed interest	10,628	—
Present value of lease liabilities	$45,464	$10,677

Future minimum lease payments of the operating lease liabilities under ASC 840 as of January 31, 2019 were as follows:

Fiscal Years Ending January 31,	Lease Commitments	Subleases
2020	$11,882	$3,642
2021	9,910	1,919
2022	8,357	1,582
2023	8,183	1,582
2024	8,004	1,582
After 2025	14,775	1,302
Total operating lease payments	$61,111	$11,609

The gross rent expense for the fiscal year ended January 31, 2019 was $13,175.

As part of its restructuring initiatives, the Company subleases a number of its real estate offices. Lease income relating to lease payments of operating leases was $ 4,392 and $ 4,578 for the fiscal years ended January 31, 2020 and 2019, respectively.

20. Commitments and Contingencies

Indemnification Obligations

In the normal course of business, the Company provides indemnification to various customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s products. The Company evaluates its indemnification obligations for potential losses and in its evaluation considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Generally, the Company has not encountered significant expenses as a result of such indemnification provisions. The Company has agreements in which it agreed to indemnify to the extent permitted under applicable law, Siris Capital and its affiliates for certain liabilities and the Company’s directors and officers for certain events or occurrences while the director or officer is, or was, serving at the Company’s request in such capacity. The indemnification period covers all pertinent events and occurrences during the Company’s director’s or officer’s lifetime.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

The maximum potential amount of future payments that the Company could be required to make under these indemnification agreements is unlimited; however, the Company has certain director and officer insurance coverage that limits the Company’s exposure and enables the Company to recover a portion of any future amounts paid. The Company is not able to estimate the fair value of these indemnification agreements in excess of applicable insurance coverage, if any.

Share Distribution Indemnification Obligations

On October 31, 2012, Comverse Technology, Inc. (“CTI”) (the former parent of Mavenir, Inc.) completed the spin-off of the Company as an independent, publicly traded company, accomplished by means of a pro rata distribution of 100% of the Company’s outstanding common shares to CTI’s shareholders (such transaction referred to as the “Share Distribution”).

On February 4, 2013, CTI completed a merger transaction with Verint Systems, Ltd. (“Verint”), its then majority-owned publicly-traded subsidiary, pursuant to which CTI merged with and into a subsidiary of Verint to become a wholly-owned subsidiary of Verint (the “Verint Merger”). Under the Share Distribution Agreements Mavenir, Inc. entered into in connection with the Share Distribution, Mavenir, Inc. agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the Share Distribution. As part of the Share Distribution, Mavenir, Inc. and CTI entered into a tax disaffiliation agreement that governs their respective rights, responsibilities and obligations after the Share Distribution with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns.

As a result of the Verint Merger, Verint assumed certain rights and liabilities of CTI, including any liability of CTI arising out of the actions discussed below. Under the terms of the Distribution Agreement between CTI and Mavenir, Inc. relating to the Share Distribution, Verint, as successor to CTI, is entitled to indemnification from Mavenir, Inc. for any losses it suffers in its capacity as successor-in-interest to CTI in connection with these actions.

Israeli Option Holder Class Action

CTI and certain of its former subsidiaries, including the Company’s Israeli subsidiary, Mavenir Ltd. (formerly known as Comverse Ltd.), were named as defendants in four potential class action litigations in the State of Israel, originally filed in March 2009, involving claims to recover damages incurred as a result of purported negligence or breach of contract due to previously settled allegations regarding illegal backdating of CTI options that allegedly prevented certain current or former employees from exercising certain stock options. The claims were consolidated into a single action in the Tel Aviv District Court (the “District Court”)

On August 28, 2016, the District Court issued its decision on a motion to certify the claims as a class action (the “Motion to Certify”). The Motion to Certify was approved against CTI with respect to CTI’s option plans and denied against Verint’s option plan, Comverse Ltd. and Verint Systems Ltd. This matter covers current and former employees of Comverse Ltd. and Verint Systems Ltd. who received CTI options.

On December 15, 2016, CTI filed Leave for Appeal to the Supreme Court of the State of Israel (the “Supreme Court”). The plaintiffs did not seek a Leave for Appeal.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

In August 2017, the Supreme Court ruled on Mavenir Ltd.’s Leave for Appeal that the District Court should re-examine the question whether a cause of action exists under New York law. The case was accordingly remanded to the District Court. Subsequently, the plaintiffs submitted a purported New York law expert opinion citing new causes of action and sought to amend the motion to certify the class. The Company moved to dismiss the motion to certify or the plaintiff’s expert opinion. The parties continue to litigate these proceedings. The Company intends to continue to vigorously defend this action.

Guarantees

The Company provides certain customers in the ordinary course of business with financial performance guarantees, which in certain cases are backed by standby letters of credit or surety bonds, the majority of which are cash collateralized and accounted for as restricted cash and bank deposits. The Company is only liable for the amounts of those guarantees in the event of its nonperformance, which would permit the customer to exercise the guarantee. As of January 31, 2020, the Company believes that it was in material compliance with its performance obligations under all contracts for which there is a financial performance guarantee, and that any liabilities arising in connection with these guarantees will not have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows. The Company also obtained bank guarantees primarily to provide customer assurance relating to the performance of certain obligations required by customer agreements for the guarantee of certain payment obligations. These guarantees, which aggregated $10,679 and $10,600 as of January 31, 2020 and January 31, 2019, respectively, are generally scheduled to be released upon the Company’s performance of specified contract milestones, a majority of which are scheduled to be completed at various dates through the fiscal year ending January 31, 2023.

Legal Proceedings

Appraisal Case

On August 29, 2016, Obsidian Management LLC (“Obsidian”), a former stockholder of Mavenir, Inc. (formerly known as Xura, Inc.), filed a petition in the Delaware Court of Chancery pursuant to Section 262 of the Delaware General Corporate Law seeking statutory appraisal rights of its common stock holdings in Xura, which stock was extinguished following the acquisition of Xura by the Company on August 19, 2016 for a per-share price of $25.00 (the “Merger”). A total of 2,172,438 shares demanded appraisal in this case. This action was consolidated with the related fiduciary claims described below under “—Fiduciary Claims” and subsequently settled. See “—Settlement of Consolidated Action”, below.

Fiduciary Claims

On March 30, 2018, Obsidian filed a complaint in the Delaware Court of Chancery asserting that the Company’s former CEO, breached his fiduciary duties to Mavenir, Inc. (then Xura, Inc.) in connection with the sale process leading to the August 19, 2016 Merger with an affiliate of Siris Capital Group, LLC, and that certain individuals (the “Siris Defendants”) with Siris “aided and abetted” the former CEO’s alleged breaches of fiduciary duty. The defendants moved to dismiss the claim and on December 10, 2018, the court denied the former CEO’s motion and granted Siris’ motion (dismissing the Siris Defendants from the case). On December 20, 2018, Istvan Szoke, filed a class action

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

complaint in the Delaware Court of Chancery, advancing the same claims as Obsidian in Obsidian’ fiduciary action and adding allegations seeking to bring the Siris Defendants back into the case. The former CEO and the Siris Defendants moved to dismiss Szoke’s claims. The court denied the former CEO’s motion to dismiss and on July 12, 2019, issued a decision dismissing Siris from the Szoke action. The Szoke class action was dismissed on July 29, 2019, in its entirety with prejudice limited to Szokes only.

On April 18, 2018, the Court consolidated the appraisal case and Obsidian’s fiduciary duty action. On February 28, 2019, the Court further ordered that the Szoke fiduciary action be consolidated with the appraisal action and the Obsidian fiduciary action, which Szoke action was subsequently dismissed as noted above. The consolidated case is referred to herein as the “Consolidated Action”.

Settlement of Consolidated Action

During the year ended January 31, 2020, the parties entered into a settlement agreement and mutual release to resolve the Consolidated Action, and the Company accrued a current liability for the final settlement amount. In connection with the settlement agreement, the parties filed a joint stipulation and proposed order of dismissal, which was granted, withdrawing certain claims with prejudice, and dismissing the remaining claims with prejudice.

Securities Class Action

On August 10, 2018, Wayne County Employees’ Retirement System (“Wayne County”) filed a complaint on behalf of a putative class of stockholders against Mavenir, Inc. (f/k/a Xura, Inc.), and individuals who served as directors of the Company prior to the August 19, 2016 closing of the Merger transaction between Mavenir, Inc. (then-Xura, Inc.) and Siris. Wayne County has asserted claims under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9 claiming that the final proxy statement regarding the transaction contained certain material misstatements or omissions. On January 30, 2020, Wayne County filed its Amended Complaint, in which it seeks declaratory relief and monetary damages for the alleged securities violations. The Company intends to defend its rights vigorously.

Tech Mahindra

By letter dated May 9, 2018, the Company terminated the Master Service Agreement (the “MSA”) between the Company and Tech Mahindra. On August 31, 2018, Tech Mahindra filed a demand for arbitration seeking payment of outstanding invoices, termination fee allegedly owed under the MSA and damages for certain other claims. During the year ended January 31, 2020, the parties reached a settlement agreement on this matter.

Brazil Tax Contingencies

The Company’s operations in Brazil are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes. The tax matters, which comprise a significant portion of the contingencies, principally relate to claims for taxes on the transfers of inventory, municipal service taxes on rentals and gross revenue taxes. The Company is disputing these tax matters and intends to vigorously defend its positions. As of January 31, 2020 and 2019, the total amounts related to the reserved portion of the tax contingencies

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

was $8,500 and $11,400, respectively, and the unreserved portion of the tax contingencies totaled approximately to $52,800 and $44,900, respectively. With respect to the unreserved balance, these have been assessed by management as being either remote or possible as to the likelihood of ultimately resulting in a loss to the Company. Local laws and regulations often require that the Company make deposits or post other security in connection with such proceedings. As of January 31, 2020 and 2019, the Company had $7,700 and $5,600 of deposits, respectively, included in long-term restricted cash, with the government in Brazil for claims that the Company is disputing which provides security with respect to these matters. Generally, any deposits would be refundable to the extent the matters are resolved in the Company’s favor. Management routinely assesses these matters as to probability of ultimately incurring a liability against the Company’s Brazilian operations and the Company records its best estimate of the ultimate loss in situations where management assesses the likelihood of an ultimate loss as probable.

Settlements and Accrued Contingencies

As part of one of the settlements, the Company issued Class T units in Sierra Private Investments L.P. (the “T Units”) valued at a fixed amount of $10,000 (the “Original Unit Value”). The settlement agreement includes (a) a put option for which the counterparty has the right to require from and after October 11, 2022, until such time as a Put/Call Termination Event (as defined below) occurs, that the Company purchase all the T Units held by it or its affiliates for a price payable in cash at the Original Unit Value plus a return of 7.75% compounded annually; and (b) a call option, which gives Sierra Private Investments L.P. the right to require prior to October 11, 2022 (so long as a Put/Call Termination Event hasn’t been agreed to (as evidenced by a definitive executed written agreement) or been completed), the counterparty to sell to Sierra Private Investments L.P., the Company or any of the Company’s direct or indirect subsidiaries, all the T Units held by it or its affiliates for a price payable in cash at the Original Unit Value plus a return of 7.75% compounded annually.

As of January 31, 2020, the Company has recorded as a current accrued liability for this transaction in the amount of $10,000. For the purposes of the put/call referenced above, a Put/Call Termination Event means any of the following events: (i) an initial public offering and sale of the equity securities of Sierra Private Investments L.P. or any entity controlled by Sierra Private Investments L.P., including Mavenir, Inc., or (ii) any direct or indirect change in control of Mavenir, Inc., or any sale, merger, recapitalization or similar transaction of Mavenir, Inc. or any subsidiary of Sierra Private Investments L.P., or the sale of all or substantially all the assets of Mavenir, Inc., in each case with or to a third party that is not an affiliate of or otherwise related to Sierra Private Investments L.P.

With respect to the Company’s legal matters based on its current knowledge of current matters, the Company believes that the aggregate reasonable possible loss in excess of any accrued liabilities is $14,791, which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations. However, the outcome of such matters is inherently unpredictable and subject to significant uncertainties.

Other Litigation

From time to time, the Company and its subsidiaries are subject to claims in legal proceedings arising in the normal course of business. The Company does not believe that it or its subsidiaries are currently party to any pending legal action not described herein or disclosed in the consolidated financial statements that could reasonably be expected to have a material adverse effect on its cash flows, financial condition or results of operations.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

21. Entity Wide Disclosures

a.	Total percentage of revenues based on the country that the product was shipped / service provided to were as follows:

	Fiscal year ended January 31,
	2020	2019
United States	47.9%	61.9%
Japan	18.0%	1.8%
United Kingdom	2.1%	2.6%
Others	32.0%	33.7%

b.	Major Customers—Revenues from major customers that amount to 10% or more of total revenues:

	Fiscal year ended January 31,
	2020	2019
Customer A	29.8%	36.1%
Customer B	17.0%	0%

c.	The Company’s long lived assets are primarily located in the following countries:

	Fiscal year ended January 31,
	2020	2019
United States	$21,585	$19,570
Israel	11,409	15,094
India	8,531	5,046
United Kingdom	199	294

As of January 31, 2020, the schedule includes property and equipment and right to use assets.

d.	The Company’s operating lease right of use assets are primarily located in the following countries:

	Fiscal year ended January 31,
	2020	2019
United States	$3,805	$—
Israel	20,559	—
India	13,225	—
United Kingdom	178	—

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD in thousands

22. Subsequent Events

The outbreak of a respiratory illness caused by the 2019 novel coronavirus first identified in Wuhan, Hubei Province, China and recently named by the World Health Organization (WHO) as (“COVID-19”), resulted in the WHO declaring a global emergency on January 30, 2020. At this time, it is difficult to forecast the full impact of this matter on the Company’s future results of operations and financial position. The Company has not seen, as of the issuance of the financial statements, a significant impact in customer orders nor delays in our manufacturing and delivery of our products to our customers. However, if this matter continues for the foreseeable future the Company may experience a decrease in customer demand as well as inefficiencies in the Company’s ability to implement its current operating plan.

23. Pro Forma Loss Per Share (Unaudited)

Concurrently with the initial public offering, the Company will pay a dividend in an aggregate amount of $ to equity holders of the Company.

To the extent that dividends declared in the twelve months preceding an initial public offering exceed earnings during such period, such dividends are deemed to be in contemplation of the offering, with the intention of repayment out of offering proceeds. Unaudited pro forma loss per share for the year ended January 31, 2020 give effect to the sale of the number of shares the proceeds of which would be necessary to pay the dividend amount that is in excess of earnings from the last twelve months.

The below table sets forth the computation of unaudited pro forma basic and diluted net loss per share for the year ended January 31, 2020:

Numerator
Net loss

Denominator
Weighted-average number of shares outstanding, basic and diluted
Adjustment for common shares issued whose proceeds will be used to pay dividends in excess of earnings(a)
Pro forma weighted average common shares used in computing basic and diluted loss per common share outstanding
Pro forma net loss per share, basic and diluted

(a) Dividends declared in the past twelve months
Net loss attributable to common shareholders in the past twelve months
Dividends paid in excess of earnings
Offering price per common share
Common shares assumed issued in this offering necessary to pay dividends in excess of earnings

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

USD in thousands

	July 31,	January 31,
	2020	2020
Assets
CURRENT ASSETS
Cash and cash equivalents	$47,045	$78,044
Restricted cash and bank deposits	3,084	2,914
Accounts receivable, net of allowance for credit losses and doubtful accounts of $3,393 and $3,144, respectively	127,924	124,628
Contract assets	18,026	13,328
Inventories	16,750	14,417
Deferred cost of revenue	28,590	20,725
Prepaid expenses	27,138	28,528
Other current assets	867	1,449

TOTAL CURRENT ASSETS	269,424	284,033

Property and equipment, net	49,150	44,268
Operating right of use asset	34,307	38,665
Goodwill	580,559	580,559
Intangible assets, net	366,920	394,624
Capitalized software development costs	73,582	44,649
Deferred income taxes	6,801	8,639
Long-term restricted cash	13,329	12,515
Related party receivable, net	15,245	15,012
Other assets	2,998	4,630

TOTAL ASSETS	$1,412,315	$1,427,594

Liabilities and equity
CURRENT LIABILITIES
Accounts payable and accrued expenses	139,921	169,599
Lease liability short-term	8,875	9,148
Deferred revenue	139,117	128,434
Income taxes payable	7,522	8,668
Current portion of long-term debt	5,500	5,500

TOTAL CURRENT LIABILITIES	300,935	321,349

Deferred revenue	5,565	11,665
Deferred income taxes	31,529	30,602
Lease liability long-term	33,226	36,316
Other long-term liabilities	54,200	58,033
Long-term debt	517,110	518,286

TOTAL LIABILITIES	942,565	976,251

COMMITMENTS AND CONTINGENCIES
EQUITY
Common stock (6 and 5 authorized, issued and outstanding shares as of July 31, 2020 and January 31, 2020, respectively)	—	—
Additional paid-in-capital	892,826	867,826
Accumulated earnings (deficit)	(434,675)	(427,937)
Accumulated other comprehensive income (loss)	11,599	11,454

TOTAL EQUITY	469,750	451,343

TOTAL LIABILITIES AND EQUITY	$1,412,315	$1,427,594

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

USD in thousands

	Three months ended July 31,		Six months ended July 31,
	2020	2019	2020	2019
REVENUES
Products	$106,990	$85,217	$188,896	$150,799
Post-contract support	22,955	24,339	45,976	49,888

	129,945	109,556	234,872	200,687

COSTS AND EXPENSES
Cost of revenues
Products	47,006	42,223	86,421	76,000
Post-contract support	9,257	7,128	17,820	14,509

	56,263	49,351	104,241	90,509
Research and development	22,046	21,641	43,319	45,908
Selling, general and administrative	33,641	34,278	67,807	95,239
Restructuring expenses and other	2,102	1,037	2,162	5,603

TOTAL COSTS AND EXPENSES	114,052	106,307	217,529	237,259
PROFIT (LOSS) FROM OPERATIONS	15,893	3,249	17,343	(36,572)
Interest (income)	(380)	(53)	(907)	(189)
Interest expense	10,976	13,286	22,619	26,380
Foreign currency transaction loss (gain) and other, net	411	(9,818)	(4,523)	(8,186)

PROFIT (LOSS) BEFORE INCOME TAXES	4,886	(166)	154	(54,577)
Income tax (benefit) expense	2,321	(1,009)	5,711	(336)

NET PROFIT (LOSS)	$2,565	$843	$(5,557)	$(54,241)

PROFIT (LOSS) PER SHARE:
Basic and Diluted	$428	$211	$(930)	$(713,560)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF PROFIT (LOSS) PER SHARE:
Basic and Diluted	6.00	4.00	5.98	4.00

UNAUDITED PRO FORMA LOSS PER SHARE (See Note 20):
Basic and Diluted

UNAUDITED PRO FORMA WEIGTHED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF LOSS PER SHARE:
Basic and Diluted

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Foreign currency translation adjustments	(2,351)	(10,766)	145	(8,482)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	(2,351)	(10,766)	145	(8,482)

COMPREHENSIVE INCOME (LOSS)	$214	$(9,923)	$(5,412)	$(62,723)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

USD in thousands

	Common Stock	Additional paid-in capital	Accumulated Earnings (deficit)	Accumulated other comprehensive income (loss)	Total equity
BALANCE AT FEBRUARY 1, 2019	—	$744,019	$(346,894)	$5,129	$402,254

Net loss	—	—	(55,084)	—	(55,084)
Other comprehensive income (loss)	—	—	—	2,284	2,284

BALANCE AT APRIL 30, 2019	—	$744,019	$(401,978)	$7,413	$349,454

Net profit	—	—	843	—	843
Other comprehensive income (loss)	—	—	—	(10,766)	(10,766)

BALANCE AT July 31, 2019	$—	$744,019	$(401,135)	$(3,353)	$339,531

BALANCE AT FEBRUARY 1, 2020	—	$867,826	$(427,937)	$11,454	$451,343

Cumulative effect of change in accounting principle (CECL)	—	—	(1,181)	—	(1,181)
Net loss	—	—	(8,122)	—	(8,122)
Capital contribution	—	25,000	—	—	25,000
Other comprehensive income (loss)	—	—	—	2,496	2,496

BALANCE AT APRIL 30, 2020	$—	$892,826	$(437,240)	$13,950	$469,536

Net profit	—	—	2,565	—	2,565
Other comprehensive income (loss)	—	—	—	(2,351)	(2,351)

BALANCE AT JULY 31, 2020	—	$892,826	$(434,675)	$11,599	$469,750

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Six months ended July 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,557)	$(54,241)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	35,640	37,304
Provision for doubtful accounts	249	(363)
Inventory write-downs	763	1,827
Deferred income tax	2,400	(2,552)
Other non-cash items, net	1,530	29
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	3,200	499
Contract assets	(4,747)	(2,213)
Inventories	(4,281)	3,735
Deferred cost of revenue	(8,106)	(4,164)
Prepaid expense and other current assets	(4,801)	(3,657)
Accounts payable and accrued expenses	(23,244)	49,620
Income tax payable	(4,639)	(193)
Deferred revenue	(722)	13,003
Operating lease right of use asset	3,827	(44,358)
Operating lease liabilities	(3,450)	48,267
Other assets and liabilities	2,943	(51,093)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$(8,995)	$(8,550)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(10,473)	(7,838)
Capitalization of software development costs	(28,933)	(11,179)

NET CASH USED IN INVESTING ACTIVITIES	$(39,406)	$(19,017)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	25,000	—
Revolving credit facility borrowings	60,000	5,000
Revolving credit facility repayments	(60,000)	—
Repayment of debt	(2,750)	(2,750)

NET CASH PROVIDED BY FINANCING ACTIVITIES	$22,250	$2,250
Effects of exchange rates on cash and cash equivalents and restricted cash	(3,864)	(342)

NET DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(30,015)	(25,659)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	93,473	63,390

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$63,458	$37,731

Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	47,045	21,542
Restricted cash	16,413	16,189

Total cash and cash equivalents and restricted cash	63,458	37,731

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

USD IN THOUSANDS

1. Organization, Business, and Basis of Presentation

Organization Background

Mavenir Private Holdings II Limited (the “Company”) is a private wholly-owned company by Sierra Private Investments L.P. that is incorporated under the laws of England and Wales. The principal activity of the Company is to act as a holding company. The Company does not trade with third parties.

Business

The Company is a leading provider of end-to-end, cloud-native software solutions that enable Wireless Service Providers to deliver mobile network services to consumers and enterprises. The Company is at the forefront of disruption in the mobile network infrastructure industry, providing software solutions that enable its customers to transform their networks to become more agile, flexible and scalable while reducing their total cost of ownership (“TCO”). The Company’s software solutions securely deliver complex, mission-critical mobile network services such as voice, messaging, video and connectivity and help its customers unlock new revenue opportunities.

Basis of Presentation

The unaudited condensed consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and on the same basis as the audited consolidated financial statements except for the recently adopted accounting pronouncements described below. The condensed consolidated balance sheet, statements of operations and comprehensive (loss) income, changes in equity, and cash flows as of and for the periods ended July 31, 2020 and 2019, are not audited but reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair statement of the results for the periods shown.

Certain information and disclosures normally included in annual consolidated financial statements have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and disclosures required by GAAP for a complete set of financial statements, the above financial statements and the accompanying notes should be read in conjunction with the financial statements for the year ended January 31, 2020.

The Company has experienced cumulative operating losses in the periods presented. In addition, the Company has utilized cash to fund operations, resulting in negative operating cash flows and a decrease in cash balances. As of July 31, 2020, the Company had approximately $47,045 of unrestricted cash on-hand.

The Company’s liquidity is dependent on its ability to profitably grow revenues and controlling its current cost structure. Management believes that future sources of liquidity will include cash and cash equivalents, cash flows from operations, incurrence of additional indebtedness or proceeds from the issuance of equity or debt securities. The Company currently forecasts available cash and cash equivalents will be sufficient to meet its liquidity needs, including capital expenditures and servicing its debt, for at least the next 12 months from the issuance date of these condensed consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD IN THOUSANDS

Management’s current forecast is based upon a number of assumptions including, among others: assumed levels of customer order activity, revenue and collections; no significant degradation in operating margins; assumed levels of unrestricted cash levels required to support the working capital needs of the business and other professional fees; and intra-period working capital fluctuations consistent with historical trends. Management believes that the above-noted assumptions are reasonable.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) a pandemic. At the same time, countries around the world have ordered companies to limit or suspend operations and imposed many travel restrictions which resulted in a sudden decline in global economic activity and an increase in market volatility.

While the extent and duration of the economic downturn from the COVID-19 pandemic remains unclear, the Company has considered, among other things, whether the global operational disruptions indicate a change in circumstances that may require it to revisit accounting estimates and projections. Currently, the Company has not seen, as of the issuance of the condensed consolidated financial statements, a significant impact in customer orders nor delays in our manufacturing and delivery of our products to our customers. However, if this matter continues for the foreseeable future the Company may experience a decrease in customer demand as well as inefficiencies in the Company’s ability to implement its current operating plan. The Company continues to assess the potential impact of the global economic situation on its condensed consolidated financial statements.

Use of Estimates

The preparation of the condensed consolidated financial statements and the accompanying notes in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. The Company’s actual results may differ from its estimates.

The most significant estimates include:

•	Determination of stand-alone selling price for multiple element arrangements;

•	Total estimated labor efforts to complete on percentage-of-completion (“POC”) projects;

•	Capitalized software development costs

•	Realization of deferred tax assets;

•	The identification and measurement of uncertain tax positions;

•	Goodwill impairment valuation;

•	Contingencies and litigation; and

•	Accounting for the Company’s long-term incentive plan

Except for the accounting policy for the current expected credit losses appearing below, implemented as a result of adopting ASU 2016-13, Financial Instruments-Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, there have been no material changes in the Company significant accounting policies during the three and six months ended July 31, 2020, as compared to the significant accounting policies described in Note 1 included in our January 31, 2020 annual consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD IN THOUSANDS

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to credit risk, consist primarily of accounts receivable. From time to time, the Company invests excess cash in high credit-quality financial institutions. The Company believes that the financial institutions that hold its cash and liquid investments are financially sound and accordingly minimal credit risk exists with respect to these balances.

As of July 31, 2020, a significant portion of accounts receivable are with Wireless Service Providers. The Company manages credit risk on trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and limiting the extension of credit when deemed necessary.

For the three months ended July 31, 2020 and 2019, one customer represented revenues of approximately 40% and 39% respectively. For the six months ended July 31, 2020 and 2019, one customer represented revenues of approximately 36% and 39% respectively.

As of July 31, 2020 and January 31, 2020, one customer represented approximately 17% and 21%, respectively, of the consolidated accounts receivable. The Company believes that no significant customer credit risk exists other than what is reserved.

As of July 31, 2020 and January 31, 2020, one customer represented approximately 29% and 34%, respectively, of the consolidated contract assets.

From time to time, the Company sells some of its accounts receivable to third parties at a discount in return for cash. The factoring is executed on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sale transaction. During the three months ended July 31, 2020 and 2019, the Company sold face amounts of $63,344 and $25,446 of these receivables. During the six months ended July 31, 2020 and 2019, the Company sold face amounts of $63,344 and $105,635 of these receivables.

For the three months ended July 31, 2020 and 2019, the Company recognized the relevant fees for these transactions of $564 and $19, respectively, within non-operating expenses. For the six months ended July 31, 2020 and 2019, the Company recognized the relevant fees for these transactions of $0 and $778, respectively, within non-operating expenses.

2. Recently Adopted Accounting Pronouncements

Financial Instruments—Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments. This guidance replaces the current incurred loss impairment methodology. Under the new guidance, on initial recognition and at each reporting period, an entity is required to recognize an allowance that reflects its current estimate of credit losses expected to be incurred over the life of the financial instrument based on historical experience, current conditions and reasonable and supportable forecasts. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. ASU 2018-19 clarifies that receivables from operating leases are accounted for using the lease guidance and not as financial instruments.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD IN THOUSANDS

The Company adopted this standard as of February 1, 2020 under the modified retrospective transition approach and as a result prior year reported results are not restated. The Company has performed its analysis of the impact on its financial instruments that are within the scope of this guidance, primarily cash and cash equivalents and restricted cash and cash equivalents, receivables (excluding those accounted under lease accounting), other receivables and estimated earnings in excess of billings on uncompleted contracts, based on class of financing receivables which share the same or similar risk characteristics such as customer type and geographic location, among others. The Company has estimated the expected credit losses for each class of financing receivables. The Company recorded a cumulative-effect adjustment to its accumulated earnings (deficit) as of February 1, 2020 in the amount of $1,181.

Income taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019- 12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The standard is effective for annual periods beginning after December 15, 2020 and interim periods within. Early adoption is permitted for periods where financial statements have not yet been issued. The Company has elected to early adopt ASU 2019-12. Adoption of ASU 2019-12 did not have a material impact on the financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). The amendments in this update provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting as the LIBOR reference rate is scheduled to be discontinued on December 31, 2021. The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.

Modifications of contracts within the scope of Topic 470, Debt, should be accounted for by prospectively adjusting the effective interest rate. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company is evaluating the impact of the transition from LIBOR.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD IN THOUSANDS

3. Revenues

Disaggregation of revenue

The following table provides information about disaggregated revenue:

	Three months ended July 31, 2020	% of Total Revenue	Three months ended July 31, 2019	% of Total Revenue
Revenue by type:
Products	$106,990	82%	$85,217	78%
Post-contract support	22,955	18%	24,339	22%

Total revenue	129,945	100%	109,556	100%

Revenue by geographic area:
Americas	73,892	57%	66,191	60%
Europe, Middle East and Africa	30,626	23%	18,399	17%
Asia-Pacific	25,427	20%	24,966	23%

Total revenue	$129,945	100%	$109,556	100%

	Six months ended July 30, 2020	% of Total Revenue	Six months ended July 30, 2019	% of Total Revenue
Revenue by type:
Products	$188,896	80%	$150,799	75%
Post-contract support	45,976	20%	49,888	25%

Total revenue	234,872	100%	200,687	100%

Revenue by geographic area:
Americas	127,778	54%	118,394	59%
Europe, Middle East and Africa	55,742	24%	39,225	20%
Asia-Pacific	51,352	22%	43,068	21%

Total revenue	$234,872	100%	$200,687	100%

Contract balances as reported based on ASC 606

	July 31, 2020	January 31, 2020
Receivables	$127,924	$124,628
Contract assets	18,026	13,328
Contract liabilities	144,682	140,099

The Company receives payments from customers based upon contractual billing schedules and/or milestones, and accounts receivable is recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that have transferred to a customer when that right is subject to a condition other than the passage of time.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD IN THOUSANDS

Contract liabilities (i.e. deferred revenue) represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. The increase in the contract liability balance for the period ended July 31, 2020 and 2019 is primarily attributable to cash payments received in advance of satisfying the performance obligations, offset by $61,110 and $47,483 of revenues recognized that were included in the contract liability balance as of January 31, 2020 and 2019, respectively.

Remaining Performance Obligations

The majority of the Company’s arrangements are for periods of up to three years, with a significant portion being one year or less. The Company had $335,066 of remaining performance obligations as of July 31, 2020 and currently expects to recognize as revenue approximately 59% of this amount over the next twelve months.

Assets Recognized from Costs to Obtain or Fulfill a Contract

The Company recognizes an asset for its sales commission costs to obtain a contract. The asset is amortized on a systematic basis over the expected customer relationship period, consistent with the pattern of recognition of the associated revenue. For the three and six months ended July 31, 2020 and 2019 these costs were immaterial.

The Company applies the practical expedient according to which it recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less.

4. Inventories

Inventories consist of the following:

	July 31, 2020	January 31, 2020
Raw materials	$5,645	$3,571
Finished goods	11,105	10,846

	$16,750	$14,417

Inventory write-downs for the three months ended July 31, 2020 and 2019 were $140 and $1,827, respectively. Inventory write-downs for the six months ended July 31, 2020 and 2019 were $763 and $1,827, respectively.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD IN THOUSANDS

5. Property and Equipment, Net

Property and equipment, net consists of:

	July 31, 2020	January 31, 2020
Lab equipment	$93,322	$83,362
Technology equipment	49,181	50,003
Software	10,634	10,481
Leasehold improvements	28,413	28,223
Furniture and fixtures	5,386	5,327

	186,936	177,396
Less accumulated depreciation and amortization	(137,786)	(133,128)

Total	$49,150	$44,268

Depreciation and amortization expense of property and equipment for the three months ended July 31, 2020 and 2019 was $4,163 and $3,741, respectively. Depreciation and amortization expense of property and equipment for the six months ended July 31, 2020 and 2019 was $7,936 and $7,303, respectively. The Company also wrote off and disposed of fully depreciation and undepreciated assets, net of $0 and $1 for the three months ended July 31, 2020 and 2019, respectively, and $0 and $24 for the six months ended July 31, 2020 and 2019, respectively. These write-offs were recorded in Selling, general and administrative expenses in the consolidated statements of operations.

Capitalized Software Development Costs

The Company builds software solutions that enable critical functionality for Wireless Service Providers. The Company continues to expand and deepen its product set to cover more of the Wireless Service Providers needs. These incremental products currently cover the 5G core, radio, and cloud platform portions of the Wireless Service Providers networks. Capitalization of software development costs for software to be sold or otherwise marketed begins when a product’s technological feasibility has been established and ends when a product is available for general release to customers. As of July 31, 2020, the Company capitalized $73,582 software development costs that have yet to be amortized. We establish technological feasibility upon completion of a detailed program design or working model. As of July 31, 2020, the Company reached technological feasibility of one of its products of which it previously capitalized $2,168 and will start amortizing it on a straight-line method over a period of 10 years.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD IN THOUSANDS

6. Intangible Assets, Net

Intangible assets as of July 31, 2020 and January 31, 2020 are as follows:

	Useful Life	July 30, 2020	January 31, 2020
Gross carrying amount:
Acquired technology	7, 10 years	$186,131	$186,131
Customer relationships	10, 14 years	363,533	363,533
Backlog	3, 5 years	20,615	20,615
Trade name	5, 10 years	18,126	18,126

Total intangible assets		$588,405	$588,405

Accumulated amortization:
Acquired technology		(84,301)	(73,059)
Customer relationships		(108,925)	(94,450)
Backlog		(18,483)	(17,800)
Trade name		(9,776)	(8,472)

Total accumulated amortization		(221,485)	(193,781)

Total intangible assets, net		$366,920	$394,624

Amortization of intangible assets was $13,852 and $15,003 for the three months ended July 31, 2020 and 2019, respectively and $27,704 and $30,001 for the six months ended July 31, 2020 and 2019, respectively. The Company did not record an impairment charge related to finite-lived intangible assets for any of the periods presented.

Estimated future amortization expense on finite-lived acquisition-related assets for each of the succeeding fiscal years is as follows:

Fiscal Years Ending January 31,
2021 (remainder of the year)	$27,704
2022	54,694
2023	52,532
2024	45,901
2025	39,477
Thereafter	146,612

$366,920

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD IN THOUSANDS

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	July 31, 2020	January 31, 2020
Accrued compensation and benefits	$27,561	$29,059
Accounts payable	44,516	35,540
Accrued legal, audit and professional fees	2,018	2,057
Accrued taxes other than income taxes	23,596	23,588
Accrued commissions	1,511	1,390
Accrued outside services-contractors	10,569	8,911
Accrued restructuring and other	118	381
Accrued travel and entertainment	322	966
Accrued settlement agreements	11,816	47,005
Accrued costs of goods sold	7,190	6,070
Accrued interest	5,331	9,974
Other accrued expenses	5,373	4,658

	$139,921	$169,599

8. Restructuring Expenses and Other

The Company reviews its business, manages costs and aligns resources with market demand and in conjunction with various acquisitions. The Company has developed and implemented restructuring initiatives to improve efficiencies across the organization, reduce operating expenses and better align its resources to market conditions. Restructuring expenses are recorded within restructuring and other in the consolidated statements of operations and comprehensive income (loss).

Restructuring Rollforward

The following table represents a rollforward of the restructuring and other activities since January 31, 2020:

January 31, 2020	$5,720
Expenses	504
Change in assumptions	1,664
Translation adjustments and other	(6)
Paid or utilized	(1,795)

July 31, 2020	$6,087

Restructuring Costs

The remaining restructuring amounts are primarily related to the Company’s facilities-and are expected to be paid or utilized by the fiscal year ending January 31, 2025. During the six months ended July 31, 2020, the Company changed its estimate of estimated sublease income to be received as a result of decreased market rates in the commercial real estate market as a result of COVID-19. As a result, the Company recorded as restructuring expenses an amount of $1,838 during the six months ended July 31, 2020.

MAVENIR PRIVATE HOLDINGS II LTD.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USD IN THOUSANDS

9. Debt

The 2018 Credit Agreement provides for senior credit facilities in an aggregate principal amount of $610,000, comprised of (i) a five-year, $60,000 revolving credit facility (the “RCF Facility”, and the loans thereunder, the “RCF Loans”), and (ii) a seven-year, $550,000 term loan facility, which was fully drawn on May 8, 2018 (the “2018 Term Loans” and together with the RCF Facility, the “2018 Credit Facilities”).

Aggregate debt maturities of the 2018 Credit Facilities for each of the succeeding fiscal years are as follows:

Fiscal Years Ending January 31,
2021 (reminder of the year)	$2,750
2022	$5,500
2023	$5,500
2024	$5,500
2025 and thereafter	$518,375

537,625
Less: debt issuance costs	(15,015)
Total	$522,610

The 2018 Credit Facilities effective interest rate for the three months ended July 31, 2020 and 2019 was 7.57% and 9.10%, respectively and for the six months ended July 31, 2020 and 2019 was 7.86% and 9.23%, respectively.

The fair value of the 2018 Credit Facilities approximates its carrying amount since it bears interest at rates close to prevailing market rates. Such fair value is categorized under level 3.

During three and six months ended July 31, 2020, the Company withdrew and repaid $10,000 and $60,000 of the RCF facility, respectively. The RCF facility interest during this period was LIBOR plus 5.5%.

Mavenir Ltd. Line of Credit

As of July 31, 2020 and January 31, 2020, Mavenir Ltd., the Company’s wholly-owned Israeli subsidiary, had a $6,000 and $6,000, respectively, line of credit with a bank to be used for various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. This line of credit is not available for borrowings. The line of credit bears a fixed interest rate of 0.66% and is subject to renewal on an annual basis. Mavenir Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts utilized under the line of credit. As of July 31, 2020, and January 31, 2020, Mavenir Ltd. had utilized $5,922 and $5,905, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

Other than Mavenir Ltd.’s requirement to maintain cash balances with the banks as discussed above, the lines of credit have no financial covenants. These cash balances required to be maintained with the banks are classified as “Restricted cash and bank deposits” and “Long-term restricted cash” included within the consolidated balance sheets as of July 31, 2020 and January 31, 2020.

MAVENIR PRIVATE HOLDINGS II LTD.

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10. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company has no financial assets or liabilities that are carried at fair value on a recurring basis.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

The Company measures certain assets and liabilities at fair value on a nonrecurring basis. The Company measures non-financial assets, classified within Level 3 of the fair value hierarchy, including goodwill, intangible assets and property and equipment, at fair value when there is an impairment. These assets are recorded at fair value only when an impairment expense is recognized. The Company has elected not to apply the fair value option for non-financial assets and non-financial liabilities.

As of July 31, 2020, the carrying amounts of cash equivalents, restricted cash, accounts receivable, the related party receivable, accounts payable, and long-term debt are reasonable estimates of their fair value.

11. Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	July 31, 2020	January 31, 2020
Liability for severance pay	$4,710	$4,705
Tax contingencies	21,395	22,142
Long-term contingencies	25,826	28,899
Other long-term liabilities	2,269	2,287

Total	$54,200	$58,033

12. Equity and Long-Term Incentive Plan

Equity

On December 16, 2019, Silver Rock Financial LP invested $125,000 in Mavenir Group Holdings Limited (“MGH”), which indirectly owns 100% of the Company. Upon the receipt of the funds, MGH contributed the $125,000 to the Company in exchange for one ordinary share issuance in the Company. In addition, during the three months ended April 30, 2020, Silver Rock Financial LP and other investors invested an additional $25,000 in MGH. Upon the receipt of the funds, MGH contributed the $25,000 to the Company in exchange for one ordinary share issuance in the Company.

Offering Costs

In accordance with Staff Accounting Bulletin Topic 5A, Expenses of Offering, as a result of the Company delaying its initial public offering for more than the defined period of three months due to reassessing the market as a result of COVID-19, the Company wrote-off its deferred offering costs during the second quarter of fiscal year January 31, 2020 in selling, general and administrative expenses.

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Long-term Incentive Plan

The Company offers its key employees a long-term incentive plan (the “Plan”) with a right to participate in the equity value creation of the Company in the form of Incentive Rights (IRs). The number of IRs reserved for issuance under this Plan is 64,549,000.

Vested IRs are entitled to participate from a Liquidity Event in a portion of the net cash proceeds in excess of the strike price, which is initially set as the amount of invested capital by the holders of units in Sierra Private Investments L.P. (the “Parent Members”), including Siris Capital Group, LLC, and is based on a certain return to the Parent Members. The Plan can be settled in shares, cash or a combination of the two. The value upon distribution is also impacted by the Parent Members’ return on investment.

70% of the IRs are subject to a time-based graded vesting of a period of 3 years and, subject to the participant’s continued employment through each vesting date, can only become payable, to the extent vested, upon a Liquidity Event, provided that such IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. 30% of the IRs shall become vested on the first anniversary of a Sale Event, subject to the participant’s continued employment through such date, provided that certain IRs become fully vested upon a termination of the participant’s employment by the Company without cause (as defined in the Plan) at any time during the one-year period following a Sale Event. A Liquidity Event refers to a distribution (other than a tax distribution) to the Parent Members, including a Sale Event. A Sale Event includes a change in control of the Company as well the sale of substantially all of the Company’s assets. If a Sale Event has not occurred prior to the seventh anniversary as of February 28, 2017, then the Plan and all IRs granted shall be terminated. Compensation cost will be recognized over the service period once the satisfaction of the performance condition is probable.

The unrecognized compensation cost is approximately $8,706 as of July 31, 2020. Since a Liquidity Event has not occurred as of July 31, 2020, there are no vested IRs. Further, as of July 31, 2020 a Liquidity Event is not probable and as such no compensation has been recorded during the three and six months ended July 31, 2020 and 2019.

An option pricing model was used to calculate the fair value as of July 31, 2020 to arrive at the unrecognized compensation taking into consideration the conditions noted above. The key assumptions used in calculating the fair value were the following: risk-free interest rate of 2.33%; expected volatility of 50%; dividend rate of 0%; and the assumption of an expected time for a Liquidity or Sale Event of 2 years.

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The following table summarizes information about the IRs for the six months ended July 31, 2020 (IRs in thousands):

	Six months ended July 31, 2020
	IRs	Weighted Average Exercise Price (in millions)
Outstanding at beginning of period	$62,246	$797
Granted	1,900	1,802
Forfeited	(844)	818

Outstanding at end of period	$63,302	$827

13. Income Taxes

The Company recorded an income tax expense of $2,321 for the three months ended July 31, 2020, representing an effective tax rate of 47.5% compared with an income tax benefit of $1,009 for the three months ended January 31, 2019, representing an effective tax rate of 607.8%. The -560.3% difference in effective tax rate for the 3 month period ended July 31, 2020 versus the same period in the prior year is primarily due to the effect of nearly break even loss for the 3 month period ended July 31, 2019 versus approximately $4.9 million in earnings in the three month period ended July 31, 2020. Also contributing to the difference in effective tax rates is the impact of the U.K cancellation of the 2% statutory tax rate reduction effective in July 2020. This change impacted the tax provision and effective tax rate by $2.3 million and 47.5%, respectively.

The Company recorded an income tax expense of $5,711 for the six months ended July 31, 2020, representing an effective tax rate of 3,708.4% compared with an income tax benefit of $336 for the six months ended January 31, 2019, representing an effective tax rate of 0.6%. The 3,707.8% difference in effective tax rate for the six month period ended July 31, 2020 versus the same period in the prior year is primarily due to the effect of nearly break even earnings for the six month period ended July 31, 2020 versus approximately $54.6 million in losses in the six month period ended July 31, 2020. Also contributing to the difference in effective tax rates is the impact of the U.K cancellation of the 2% statutory tax rate reduction effective in July 2020. On July 22, 2020, the cancellation of the scheduled 2% decrease of the U.K. statutory tax rate received Royal Assent, requiring the Company under US GAAP to recognize the impact of the rate change on its deferred tax items. This change impacts the tax provision and effective tax rate by $2.3 million and 1,498.1%, respectively.

For the three months and six months ended July 31, 2020 and 2019, the effective tax rate was different from the U.K. statutory rate primarily attributable to increases in valuation allowances against increases in deferred tax assets in jurisdictions with historical losses, statutory tax rate differences between the U.K. and non-U.K. jurisdictions, the impact of non-deductible expenses, withholding taxes and certain tax contingencies. During the three months ended July 31, 2020, the Company also recognized the impact of the cancelled 2% U.K. statutory tax rate reduction.

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As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets on a tax jurisdictional basis at each reporting date. Accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance. The Company determined that there is sufficient negative evidence to maintain valuation allowances against certain non- U.K. deferred tax assets because of historical losses in the most recent three-year period in certain foreign tax jurisdictions (including the US). The Company is currently recognizing its U.K. assets against reversing deferred tax liabilities with respect to non-deductible amortization. During the three and six months ended July 31, 2020, the Company assessed its valuation allowance requirements and concluded that it intends to maintain its valuation allowance until sufficient positive evidence exists to support its reversal.

The Company regularly assesses the adequacy of the Company’s provisions for income tax contingencies in accordance with the applicable authoritative guidance on accounting for income taxes. As a result, the Company may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitation. As of July 31, 2020, the Company has a liability for uncertain tax benefits of $18,178, of which $9,290 is included in long term contingencies and $8,889 which is included in deferred income tax liabilities. As of January 31, 2020, the Company has a liability for uncertain tax positions of $17,995, of which $9,857 is included in long term tax contingencies and $8,138 is included in deferred income tax liabilities.

14. Supplemental Cash Flow Information

The following represents non-cash investing and financing activities and supplemental information to the consolidated statements of cash flows:

	Three months ended July 31,		Six months ended July 31,
	2020	2019	2020	2019
Accrued but unpaid purchases of property and equipment	$3,768	$2,373	$3,768	$2,373
Inventory transfers to property and equipment	261	1,681	1,198	2,302
Cash paid for interest	9,774	12,007	24,605	23,739
Cash paid (refund) for income taxes, net	1,672	595	(786)	1,756

15. Related Party Transactions

The Company, Sierra Private Investments L.P. and Siris Capital Group, LLC (“Siris”), and certain Siris’ members of the Board of Directors have entered into management and professional agreements pursuant to which general advisory and management services are provided to the Company with respect to operational matters. Upon IPO or exit event, this agreement lapses. In addition, the Company entered into employment agreements with its Chief Executive Officer, who also serves as a director, and with its former Chief Financial Officer.

MAVENIR PRIVATE HOLDINGS II LTD.

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Management, general advisory, consulting and compensation expenses to Siris, the Siris directors and the employee directors are recorded in Selling, general and administrative expenses in the consolidated statement of operations and comprehensive income (loss). For the three months ended July 31, 2020 and 2019 these expenses were $279 and $177, respectively. For the six months ended July 31, 2020 and 2019 these expenses were $571 and $476, respectively.

The Company entered into a purchase agreement with PGI, a portfolio company of Siris. Purchases for the three months ended July 31, 2020 and 2019 were $0 and $33, respectively. Purchases for the six months ended July 31, 2020 and 2019 were $0 and $74, respectively. As of July 31, 2020, and January 31, 2020, the Company has an accounts payable balance to PGI of $0 and $24, respectively.

In addition, the Company entered into sales agreements with TNS and PGI, portfolio companies of Siris. For the three months ended July 31, 2020 and 2019, the Company recorded revenue from TNS of $30 and $30, respectively. For the six months ended July 31, 2020 and 2019, the Company recorded revenue from TNS of $60 and $116, respectively. For the three and six months ended July 31, 2020 and 2019, the Company did not record any revenue from PGI. Accounts receivable balance was $90 for TNS and $0 for PGI as of July 31, 2020. Accounts receivable balance was $0 for TNS and $0 for PGI as of January 31, 2020.

On January 28, 2020, the Company signed a loan agreement with Sierra Private Investments L.P. as part of the repurchase of the Sierra Units by Sierra Private Investments L.P. According to the agreement, the Company loaned Sierra Private Investments L.P. $15,000 that shall be repaid in May 2026 and bears interest at a rate equal to the rate of the Term Loan under the Credit Agreement dated May 8, 2018 plus 2%.

16. Commitments and Contingencies

Indemnification Obligations

In the normal course of business, the Company provides indemnification to various customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s products. The Company evaluates its indemnification obligations for potential losses and in its evaluation considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Generally, the Company has not encountered significant expenses as a result of such indemnification provisions. The Company has agreements in which it agreed to indemnify to the extent permitted under applicable law, Siris Capital and its affiliates for certain liabilities and the Company’s directors and officers for certain events or occurrences while the director or officer is, or was, serving at the Company’s request in such capacity. The indemnification period covers all pertinent events and occurrences during the Company’s director’s or officer’s lifetime.

The maximum potential amount of future payments that the Company could be required to make under these indemnification agreements is unlimited; however, the Company has certain director and officer insurance coverage that limits the Company’s exposure and enables the Company to recover a portion of any future amounts paid. The Company is not able to estimate the fair value of these indemnification agreements in excess of applicable insurance coverage, if any.

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Share Distribution Indemnification Obligations

On October 31, 2012, Comverse Technology, Inc. (“CTI”) (the former parent of Mavenir, Inc.) completed the spin-off of the Company as an independent, publicly traded company, accomplished by means of a pro rata distribution of 100% of the Company’s outstanding common shares to CTI’s shareholders (such transaction referred to as the “Share Distribution”).

On February 4, 2013, CTI completed a merger transaction with Verint Systems, Ltd. (“Verint”), its then majority-owned publicly-traded subsidiary, pursuant to which CTI merged with and into a subsidiary of Verint to become a wholly-owned subsidiary of Verint (the “Verint Merger”). Under the Share Distribution Agreements Mavenir, Inc. entered into in connection with the Share Distribution, Mavenir, Inc. agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the Share Distribution. As part of the Share Distribution, Mavenir, Inc. and CTI entered into a tax disaffiliation agreement that governs their respective rights, responsibilities and obligations after the Share Distribution with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns.

As a result of the Verint Merger, Verint assumed certain rights and liabilities of CTI, including any liability of CTI arising out of the actions discussed below. Under the terms of the Distribution Agreement between CTI and Mavenir, Inc. relating to the Share Distribution, Verint, as successor to CTI, is entitled to indemnification from Mavenir, Inc. for any losses it suffers in its capacity as successor-in-interest to CTI in connection with these actions.

Israeli Option Holder Class Action

CTI and certain of its former subsidiaries, including the Company’s Israeli subsidiary, Mavenir Ltd. (formerly known as Comverse Ltd.), were named as defendants in four potential class action litigations in the State of Israel, originally filed in March 2009, involving claims to recover damages incurred as a result of purported negligence or breach of contract due to previously settled allegations regarding illegal backdating of CTI options that allegedly prevented certain current or former employees from exercising certain stock options. The claims were consolidated into a single action in the Tel Aviv District Court (the “District Court”)

On August 28, 2016, the District Court issued its decision on a motion to certify the claims as a class action (the “Motion to Certify”). The Motion to Certify was approved against CTI with respect to CTI’s option plans and denied against Verint’s option plan, Comverse Ltd. and Verint Systems Ltd. This matter covers current and former employees of Comverse Ltd. and Verint Systems Ltd. who received CTI options.

On December 15, 2016, CTI filed Leave for Appeal to the Supreme Court of the State of Israel (the “Supreme Court”). The plaintiffs did not seek a Leave for Appeal.

In August 2017, the Supreme Court ruled on Mavenir Ltd.’s Leave for Appeal that the District Court should re-examine the question whether a cause of action exists under New York law. The case was accordingly remanded to the District Court. Subsequently, the plaintiffs submitted a purported New York law expert opinion citing new causes of action and sought to amend the motion to certify the class. The Company moved to dismiss the motion to certify or the plaintiff’s expert opinion. On April 16,

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2020, the court accepted plaintiffs’ motion to amend the motion to certify a class action, and set deadlines for filing an amended pleadings by the parties. On May 13, 2020, the plaintiffs submitted an amended motion for certification of class action together with a class action. On June 7, 2020, CTI filed a motion for leave to appeal the court’s decision to the Supreme Court and subsequently filed a motion to stay the lower court proceeding, which motion to stay was granted. The parties continue to litigate these proceedings. The Company intends to continue to vigorously defend this action.

Guarantees

The Company provides certain customers in the ordinary course of business with financial performance guarantees, which in certain cases are backed by standby letters of credit or surety bonds, the majority of which are cash collateralized and accounted for as restricted cash and bank deposits. The Company is only liable for the amounts of those guarantees in the event of its nonperformance, which would permit the customer to exercise the guarantee. As of July 31, 2020, the Company believes that it was in material compliance with its performance obligations under all contracts for which there is a financial performance guarantee, and that any liabilities arising in connection with these guarantees will not have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows. The Company also obtained bank guarantees primarily to provide customer assurance relating to the performance of certain obligations required by customer agreements for the guarantee of certain payment obligations. These guarantees, which aggregated $10,637 and $10,679 as of July 31, 2020 and January 31, 2020, respectively, are generally scheduled to be released upon the Company’s performance of specified contract milestones, a majority of which are scheduled to be completed at various dates through the fiscal year ending January 31, 2023.

Legal Proceedings

Securities Class Action

On August 10, 2018, Wayne County Employees’ Retirement System (“Wayne County”) filed a complaint on behalf of a putative class of stockholders against Mavenir, Inc. (f/k/a Xura, Inc.), and individuals who served as directors of the Company prior to the August 19, 2016 closing of the Merger transaction between Mavenir, Inc. (then-Xura, Inc.) and Siris. Wayne County has asserted claims under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9 claiming that the final proxy statement regarding the transaction contained certain material misstatements or omissions. On January 30, 2020, Wayne County filed its Amended Complaint, in which it seeks declaratory relief and monetary damages for the alleged securities violations. The Company filed its Motion to Dismiss and supporting Opening Brief on March 30, 2020, and Wayne County filed its brief in opposition to such Motion to Dismiss on May 28, 2020 and the Company filed its reply in further support of its motion to dismiss on June 29, 2020. The Company intends to defend its rights vigorously.

Brazil Tax Contingencies

The Company’s operations in Brazil are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes. The tax matters, which comprise a significant portion of the contingencies, principally relate to claims for taxes on the transfers of inventory, municipal service taxes on rentals and gross revenue taxes. The Company is disputing these tax matters and intends to vigorously defend its positions. As of July 31,

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2020, and January 31, 2020, the total amounts related to the reserved portion of the tax contingencies was $7,000 and $8,500, respectively, and the unreserved portion of the tax contingencies totaled approximately to $30,000 and $52,800, respectively. With respect to the unreserved balance, these have been assessed by management as being either remote or possible as to the likelihood of ultimately resulting in a loss to the Company. Local laws and regulations often require that the Company make deposits or post other security in connection with such proceedings. As of July 31, 2020, and January 31, 2020, the Company had $8,300 and $7,700 of deposits, respectively, included in long-term restricted cash, with the government in Brazil for claims that the Company is disputing which provides security with respect to these matters. Generally, any deposits would be refundable to the extent the matters are resolved in the Company’s favor. Management routinely assesses these matters as to probability of ultimately incurring a liability against the Company’s Brazilian operations and the Company records its best estimate of the ultimate loss in situations where management assesses the likelihood of an ultimate loss as probable.

Other Litigation

From time to time, the Company and its subsidiaries are subject to claims in legal proceedings arising in the normal course of business. The Company does not believe that it or its subsidiaries are currently party to any pending legal action not described herein or disclosed in the condensed consolidated financial statements that could reasonably be expected to have a material adverse effect on its cash flows, financial condition or results of operations.

With respect to the Company’s legal matters based on its current knowledge of current matters, the Company believes that the aggregate reasonable possible loss in excess of any accrued liabilities is $14,794, which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations. However, the outcome of such matters is inherently unpredictable and subject to significant uncertainties.

17. Leases

The table below presents the lease income recognized as a lessor:

	Three months period ended		Six months period ended
	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Lease income relating to lease payments of operating leases	834	1,151	1,687	2,317

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18. Entity Wide Disclosures

a.	Total percentage of revenues based on the country that the product was shipped / service provided to were as follows:

	Three months ended July 31, 2020	Three months ended July 31, 2019	Six months ended July 31, 2020	Six months ended July 31, 2019
United States	53%	53%	50%	52%
Japan	12%	16%	13%	14%
United Kingdom	3%	2%	3%	2%
Others	32%	29%	34%	32%

b.	Major Customers – Revenues from major customers that amount to 10% or more of total revenues:

	Three months ended July 31, 2020	Three months ended July 31, 2019	Six months ended July 31, 2020	Six months ended July 31, 2019
Customer A	40%	39%	36%	39%
Customer B	11%	16%	13%	13%

c.	The Company’s long lived assets are primarily located in the following countries:

	July 31, 2020	January 31, 2020
United States	$22,264	$21,585
Israel	9,747	11,409
India	12,232	8,531
United Kingdom	175	199

d.	The Company’s operating lease right of use assets are primarily located in the following countries:

	July 31, 2020	January 31, 2020
United States	$3,170	$3,805
Israel	18,727	20,559
India	12,444	13,225
United Kingdom	—	178

19. Subsequent Events

Incremental Facility Agreement

In August 2020, Mavenir Systems Inc., the Company’s wholly-owned U.S. subsidiary, entered into an Incremental Facility Agreement, resulting in a $20,000 loan raise (“2020 Incremental Term Loan”) under the 2018 Credit Facilities. The 2020 Incremental Term Loan is an add-on to 2018 Term Loans, and is treated as one tranche. The effective interest rate, maturity and other terms and conditions of 2018 Term Loans also apply to the 2020 Incremental Term Loan.

MAVENIR PRIVATE HOLDINGS II LTD.

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On September 27, 2020, the Company’s wholly-owned subsidiary, Mavenir Systems Limited, acquired 100% of ip.access Limited (“ip.access”) stock, and discharged debt, for a value of $15,625 pursuant to an agreement dated September 27, 2020, subject to an adjustment for working capital. ip.access is a provider of 2G, 3G, 4G and 5G-ready Carrier grade and Enterprise small cell radio solutions. The acquisition will expand Mavenir’s end-to-end propositions for both Wireless Service Providers and private networks for enterprise and industries.

The Company expects to report the results of ip.access within Mavenir’s operations during the three months ended October 31, 2020. The acquisition qualifies as a business combination and will be accounted for using the acquisition method of accounting.

20. Pro Forma Loss Per Share (Unaudited)

Concurrently with the initial public offering, the Company will pay dividend in an aggregate amount of $         to equity holders of the Company.

To the extent that dividends declared in the twelve months preceding an initial public offering exceed earnings during such period, such dividends are deemed to be in contemplation of the offering, with the intention of repayment out of offering proceeds. Unaudited pro forma loss per share for the six months ended July 31, 2020 give effect to the sale of the number of shares the proceeds of which would be necessary to pay the dividend amount that is in excess of earnings from the last twelve months.

The below table sets forth the computation of unaudited pro forma basic and diluted net loss per share for the six months ended July 31, 2020:

Numerator
Net loss

Denominator
Weighted-average number of shares outstanding, basic and diluted
Adjustment for common shares issued whose proceeds will be used to pay dividends in excess of earnings(a)
Pro forma weighted average common shares used in computing basic and diluted loss per common share outstanding
Pro forma net loss per share, basic and diluted

(a) Dividends declared in the past twelve months
Net loss attributable to common shareholders in the past twelve months
Dividends paid in excess of earnings
Offering price per common share
Common shares assumed issued in this offering necessary to pay dividends in excess of earnings

GLOSSARY

As used in this prospectus, unless the context otherwise requires:

•	“3GPP” means 3rd Generation Partnership Project, a key industry standards development organization.

•	“Artificial Intelligence” or “AI” refers to intelligence demonstrated by machines, unlike the natural intelligence displayed by humans and animals.

•

“Core network” is a telecommunication network subsystem, which offers numerous services to the customers who are interconnected by the access network. Its key function is to connect voice and data calls and also to direct telephone calls over to other networks (including traditional telephone networks). It is normally deployed in a few central sites, as compared to a multitude of sites for radio access.

•	“Controlling shareholder” means Mavenir Private Holdings I Ltd., an affiliate of Siris Capital.

•

“Corporate Reorganization” refers to the transactions, prior to the effectiveness of the registration statement of which this prospectus forms a part, whereby Mavenir plc, a public limited company under the laws of England and Wales, will be formed and upon the closing of this offering, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to those equity interests. As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd. will become the initial holder of Class B ordinary shares of Mavenir plc. For more information concerning the Corporate Reorganization, see “Corporate Reorganization.”

•	“COTS” means commercial off-the-shelf, which are software or hardware products that are ready-made and available for sale to the general public and to be used as they are.

•

“EPC” means evolved packet core, which is a framework for providing converged voice and data services on a 4G Long-Term Evolution (LTE) network. EPC unifies voice and data on an Internet Protocol (IP) service architecture, where voice is treated simply as another data application.

•

“IMS” means IP multimedia subsystem, which is a 3GPP standards-based architecture for enabling the delivery of multimedia services such as voice calls, video, messaging and file sharing over a data packet network. IMS includes all the communication protocols enabling mobile subscribers to connect to a network.

•

“Internet of Things (IOT)” refers to the network of physical objects —”things” —that are embedded with sensors, software, and other technologies for the purpose of connecting and exchanging data with other devices and systems over the internet.

•

“Machine Learning” or “ML” refers to computer algorithms that improve automatically through experience (a subset of Artificial Intelligence). Machine learning algorithms build a model to make predictions or decisions without being explicitly programmed to do so and are used in a wide variety of applications, where it is difficult or infeasible to develop conventional algorithms to perform the needed tasks.

•	“MEC” means multi-access edge computing, which moves the computing of traffic and services from a centralized cloud to the edge of the network and thus closer to the subscriber.

•	“Mobile network” means a telecommunication system that provides mobility services to mobile users, and is normally comprised of a core network and one or more RANs.

•	“MSI” refers to Mavenir Systems, Inc. our wholly owned subsidiary.

•

“NFV” means network functions virtualization, a network architecture concept that uses the technologies of IT virtualization with some variations to virtualize entire classes of network node functions into building blocks that may connect, or chain together, to create communication services. The solution virtualizes hardware resources through a software layer.

•	“Open digital architecture” is a blueprint for modular, cloud-based, open digital platforms that can be orchestrated using AI.

•	“OpenRAN” means open radio access network, an initiative to define and build RAN solutions based on a general purpose vendor-neutral hardware and software-defined technology.

•	“OTT” also referred to as over-the-top, refers to services that are not natively included in the devices but provided by downloaded applications.

•	“Parent Members” means, collectively, the holders of units in Sierra Private Investments L.P.

•

“Platform as a Service” or “PaaS” refers to cloud computing services that provide a platform allowing customers to develop, run, and manage applications without the complexity of building and maintaining the infrastructure typically associated with developing and launching an app.

•	“RAN” means radio access network, a subsystem of a mobile telecommunication system, which implements a radio access technology.

•

“RCS” means rich communication services, a communication protocol between mobile telephone providers and between phone and carrier, aiming at replacing SMS messages with a message system that is richer, provides phonebook presence and profiling and can transmit in-call multimedia. This protocol was defined by 3GPP and utilizes the IMS system connectivity.

•	“Siris Capital” refers to Siris Capital Group, LLC, our sponsor.

•	“Software as a Service” or “SaaS” is a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

•

“Systems integrators” or “system integrator” specializes in bringing together component subsystems into a whole and ensuring that those subsystems function together, a practice known as system integration. They also solve problems of automation.

•

“TCO” means total cost of ownership and refers to the total cost of owning a network, including not only the capital expenditure to build the infrastructures, but also all the operational expenses to run, operate and maintain them.

•

“Tier-1” refers to carriers that possess a network in which the carrier is the sole operator meaning it has a direct connection to the Internet and the networks it uses to deliver voice and data services as opposed to relying on another operator for such connection.

•	“Vo/ViLTE” means Voice and Video over LTE, a technology which allows voice and video calling service over the LTE data network via the IMS Subsystem.

•	“Vo/ViNR” means Voice and Video over 5G standalone networks, a technology which allows voice and video calling service over the 5G data network via the IMS Subsystem.

•

“Vo/ViWiFi” means Voice and Video over WiFi, a complementary technology to Vo/ViLTE that utilizes IMS technology to provide a packet voice service delivered over IP via a Wi-Fi network. Where possible, Vo/ViLTE calls may be seamlessly transferred between LTE and Wi-Fi. Wireless Service Providers are using Vo/ViWiFi to offload voice traffic from the mobile network in case of congestion and also to improve coverage where mobile network signal is weak (typically indoors).

•

“vRAN” means virtualized Radio Access Network and is an implementation of the RAN which virtualizes network functions in software platforms based on general purpose processors. “OpenRAN” refers to Open Interfaces and Interoperability between network elements in the RAN, enabling multi-vendor deployments. “OpenRAN vRAN” refers to building a disaggregated virtualized RAN (“vRAN”) using “OpenRAN” principles such as Open interfaces thereby enabling multi-vendor interoperability between network elements in the RAN.

•	“Web-scale internet providers” refers to large cloud service firms, who achieve extreme levels of agility and scalability.

•

“Wireless Service Provider” refers to a provider of wireless communications services that owns or controls all the elements necessary to sell and deliver services to an end user including radio spectrum allocation, wireless network infrastructure, back haul infrastructure, billing, customer care, provisioning computer systems and marketing and repair organizations.

             Shares

Mavenir plc

Class A Ordinary Shares

Prospectus

Book-Running Managers

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

J.P. Morgan

BofA Securities

Barclays

Guggenheim Securities

Macquarie Capital

Through and including              (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder (excluding the underwriters’ discount and commission). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount to be paid
SEC registration fee		$10,910
FINRA filing fee		15,500
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

Under our Articles of Association and/or, in the case of our officers, the relevant employment arrangements, and subject to the provisions of the Companies Act 2006, each of our directors and officers is entitled to be indemnified by us against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer in or about the conduct of our business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions in relation to those duties. The Companies Act 2006 renders void an indemnity for a director or officer against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, other than to the extent described in “Description of Share Capital—Differences in Corporate Law—Liability of Directors and Officers” in the prospectus.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Financial Statements and Exhibits.

(A) Financial Statements. See Index to Financial Statements.

(B) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Articles of Association of Mavenir Private Holdings II Ltd.

3.2*	Articles of Association of Mavenir plc (to be effective upon completion of the registrant’s reorganization from a private company incorporated under the laws of England and Wales to a public limited company under the laws of England and Wales)

4.1*	Registration Rights Agreement, dated as of , 2020, between Mavenir plc and Mavenir Private Holdings I Ltd.

4.2*	Specimen of the Class A ordinary share Certificate

4.3*	Registration Rights Agreement, dated as of , 2020, between Mavenir plc and Mavenir Private Holdings I Ltd.

5.1*	Opinion of Sidley Austin LLP regarding the validity of the Class A ordinary shares

10.1*†	Employment Agreement, dated as of , between and

10.2*†	Employment Agreement, dated as of , between and

10.3	Credit Agreement, dated as of May 8, 2018, among Mavenir Systems, Inc., as borrower, Mavenir Private Holdings II Ltd., as a guarantor, the lenders from time to time party thereto and Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent

10.4	Incremental Facility Agreement, dated as of August 7, 2020 among Mavenir Systems, Inc., as borrower, Mavenir Private Holdings II Ltd., the lenders from time to time party thereto and Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent

10.5*†	Form of Indemnification Agreement between the registrant and its directors and certain officers

10.6*†	2020 Omnibus Incentive Award Plan, effective immediately prior to this offering

21.1*	Subsidiaries of the registrant

23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm

23.2*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 5.1 hereto)

24.1#	Powers of Attorney (included in signature page)

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan.
#	Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richardson, State of Texas, on October 16, 2020.

MAVENIR PRIVATE HOLDINGS II LTD.

BY:	/s/ Terrence Hungle
NAME:	Terrence Hungle
TITLE:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Pardeep Kohli Pardeep Kohli	President and Chief Executive Officer, Director (principal executive officer)	October 16, 2020

/s/ Terrence Hungle Terrence Hungle	Executive Vice President and Chief Financial Officer (principal financial officer)	October 16, 2020

/s/ David Lunday David Lunday	Vice President and Chief Accounting Officer (principal accounting officer)	October 16, 2020

* Hubert de Pesquidoux	Chairman of the Board	October 16, 2020

* Frank Baker	Director	October 16, 2020

SIGNATURE	TITLE	DATE

* Peter Berger	Director	October 16, 2020

* Ronald J. de Lange	Director	October 16, 2020

* Merle Gilmore	Director	October 16, 2020

* Jeffrey Hendren	Director	October 16, 2020

* Michael Hulslander	Director	October 16, 2020

* Roderick Randall	Director	October 16, 2020

* Theodore Schell	Director	October 16, 2020

*By:	/s/ Terrence Hungle
Terrence Hungle
Attorney-in-fact